As submitted confidentially to the Securities and Exchange Commission on September 20, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LADDER CAPITAL CORP

(Exact Name of Each Registrant as Specified in Its Charter)

Delaware	6500	80-0925494
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. employer identification number)

345 Park Avenue, 8th Floor

New York, New York 10154

(212) 715-3170

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Marc Fox

Chief Financial Officer

Ladder Capital Corp

345 Park Avenue, 8th Floor

New York, New York 10154

(212) 715-3170

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Joshua N. Korff, Esq. Michael Kim, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800 (212) 446-4900 (facsimile)	David J. Goldschmidt, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 (212) 735-3000 (212) 735-2000 (facsimile)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as reasonably practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):  ☐

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A Common Stock, $0.001 par value per share(2)	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Includes shares that the underwriters have the option to purchase.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell and does not seek an offer to buy these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale thereof is not permitted.

Subject to Completion, dated September 20, 2013

Preliminary Prospectus

             Shares

Ladder Capital Corp

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Ladder Capital Corp, par value $0.001 per share.

Ladder Capital Corp is offering              shares of Class A common stock to be sold in the offering.

Prior to the offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price per share will be between $         and $        . We intend to apply to list our Class A common stock on the New York Stock Exchange (“NYSE”) under the symbol “LADR.”

We have two authorized classes of common stock: Class A and Class B. Holders of our Class A common stock and holders of our Class B common stock are each entitled to one vote per share of the applicable class of common stock all such holders will vote together as a single class. However, holders of our Class B common stock do not have any right to receive dividends or distributions upon our liquidation or winding up. Each share of Class B common stock is, from time to time, exchangeable, when paired together with one LP Unit (as defined herein) of our operating partnership, for one share of Class A common stock, subject to equitable adjustment for stock splits, stock dividends and reclassifications.

Immediately following the offering, the holders of our Class A common stock will collectively own 100% of the economic interests in Ladder Capital Corp and have     % of the voting power of Ladder Capital Corp. The holders of our Class B common stock will have the remaining     % of the voting power of Ladder Capital Corp.

We are an “emerging growth company,” as that term is defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements.

See “Risk Factors” on page 19 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters have the option to purchase up to an              additional shares from us at the initial public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

The underwriters expect to deliver the shares of Class A common stock against payment therefore in New York, New York on or about                     , 2013.

Joint Book-Running Managers

Deutsche Bank Securities	Citigroup	Wells Fargo Securities	BofA Merrill Lynch	J.P. Morgan

Prospectus dated                     , 2013.

Through and including                     , 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to any unsold allotment or subscription.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor the underwriters take any responsibility for, nor can we or they provide any assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date. Our business, prospects, financial condition and results of operations may have changed since that date.

i

PROSPECTUS SUMMARY

This summary highlights material information about our business and the offering of our Class A common stock. This is a summary of material information contained elsewhere in this prospectus and is not complete and does not contain all of the information that may be important to you. For a more complete understanding of our business and the offering, you should read this entire prospectus, including the section entitled “Risk Factors,” as well as the consolidated financial statements and the related notes thereto.

Unless otherwise noted or indicated by the context, the terms “Ladder,” “Company,” “we,” “our,” and “us” refer (1) prior to the consummation of the Offering Transactions described under “Organizational Structure—Offering Transactions,” to Ladder Capital Finance Holdings LLLP (“LCFH”) and its consolidated subsidiaries, and (2) after the Offering Transactions described under “Organizational Structure—Offering Transactions,” to Ladder Capital Corp and its consolidated subsidiaries, including LCFH.

Our Company

We are a leading commercial real estate finance company with a proprietary loan origination platform and an established national footprint. As a non-bank operating company, we believe that we are well-positioned to benefit from the opportunities arising from the diminished supply of commercial real estate debt capital and the substantial demand for new financings in the sector. We believe our comprehensive, fully-integrated in-house infrastructure, access to a diverse array of committed financing sources and highly experienced management team of industry veterans will allow us to continue to prudently grow our business as we endeavor to capitalize on profitable opportunities in various market conditions.

We conduct our business through three major business lines: commercial mortgage lending, investments in securities secured by first mortgage loans, and investments in selected net leased and other commercial real estate assets. We have historically been able to generate attractive risk-adjusted returns by flexibly allocating capital among these well-established, complementary business lines. We believe that we have a competitive advantage through our ability to offer a wide range of products, providing complete solutions across the capital structure to our borrowers. We apply a comprehensive best practices underwriting approach to every loan and investment that we make, rooted in management’s deep understanding of fundamental real estate values and proven expertise in these complementary business lines through multiple economic and credit cycles.

Our primary business strategy is originating first mortgage loans, which we refer to as conduit loans, on stabilized, income producing commercial real estate properties that are available for sale in securitizations. From our inception in October 2008 through June 30, 2013, we originated $6.2 billion of commercial real estate loans, $4.1 billion of which were sold into 14 securitizations, making us, by volume, the second largest non-bank contributor of loans to Commercial Mortgage-Backed Securities (“CMBS”) securitizations in the United States for that period according to Commercial Mortgage Alert. The securitization of conduit loans has been a consistently profitable business for us and enables us to reinvest our equity capital into new loan originations or allocate it to other investments. In addition to conduit loans, we originated $1.1 billion of balance sheet loans held for investment from inception through June 30, 2013. During that timeframe, we also acquired $4.7 billion of investment grade-rated securities secured by first mortgage loans on commercial real estate and $654.1 million of selected net leased and other commercial real estate assets.

Although our securities investments and real estate assets remain available for opportunistic sales, these balance sheet business lines provide for a stable base of net interest and rental income and are complementary to our conduit lending activities. As of June 30, 2013, we had $2.5 billion in total assets and $1.2 billion in total book equity.

We seek to operate an adaptable and sustainable business model by retaining and reinvesting earnings in complementary commercial real estate investments. We are structured as a C-Corp to allow us to reinvest our equity capital, which we believe enhances our overall growth prospects and return on equity and facilitates our securitization business.

We are led by a disciplined and highly aligned management team, the core of which has worked together for more than a decade. As of June 30, 2013, our management team and chairman held equity capital accounts in our company comprising $93.9 million of book equity, or 8.0% of our total partners’ capital. On average, our management team members have 25 years of experience in the industry. Our management team includes Brian Harris, Chief Executive Officer; Michael Mazzei, President; Greta Guggenheim, Chief Investment Officer; Pamela McCormack, General Counsel and Co-Head of Securitization; Marc Fox, Chief Financial Officer; Thomas Harney, Head of Merchant Banking & Capital Markets; and Robert Perelman, Head of Asset Management.

Ladder was founded in October 2008 and we are currently capitalized by our management team and a group of leading global institutional investors, including affiliates of Alberta Investment Management Corp., GI International L.P. (“GI Partners”), Ontario Municipal Employees Retirement System and TowerBrook Capital Partners (“TowerBrook”). We have built our operating business to include 58 full-time industry professionals by hiring experienced personnel known to us in the commercial mortgage industry. Doing so has allowed us to maintain consistency in our culture and operations and to focus on strong credit practices and disciplined growth.

We have a diversified and flexible financing strategy supporting our business operations, including significant committed term financing from leading financial institutions. As of June 30, 2013, we had $1.2 billion of debt financing outstanding, including $113.2 million of committed secured term financing (with an additional $1.8 billion of committed secured term financing available to us), $498.0 million of financing from the Federal Home Loan Bank (FHLB) (with an additional $902.0 million of committed term financing available to us from the FHLB), $166.3 million of third party, non-recourse mortgage debt, $141.8 million of other securities financing and $325.0 million of 7.375% senior notes due 2017 (the “Notes”). As of June 30, 2013 our debt-to-equity ratio was 1.0:1.0 as we employ leverage prudently to maximize financial flexibility.

Our Market Opportunity

Commercial real estate is a capital-intensive business that relies heavily on debt capital to develop, acquire, maintain and refinance commercial properties. We believe that demand for commercial real estate debt financing, together with a reduction in the supply of traditional bank financing, presents compelling opportunities to generate attractive returns for an established, well-financed, non-bank lender like our firm.

There were $3.1 trillion of commercial mortgage loans outstanding in the United States as of March 31, 2013. The commercial real estate market faces significant near-term debt maturities,

with over $1.6 trillion of commercial and multifamily real estate debt scheduled to mature from 2014 through 2018. The following chart shows commercial real estate debt maturities as of June 30, 2013:

Source: Trepp LLC

Improving commercial property values as well as a growing CMBS market have contributed to a more positive environment for commercial real estate assets over the last several years and created a substantial opportunity for new loan origination. New issuances in the CMBS market expanded from $11.6 billion in 2010 to $48.4 billion in 2012. In the first six months of 2013, this growth trend showed signs of accelerating as $43.9 billion of new CMBS were issued, but is still a fraction of historical issuance levels. The following chart shows historical CMBS issuance from 1995 through the first six months of 2013:

Source: Commercial Mortgage Alert

Additionally, many traditional commercial real estate lenders that have historically competed for loans within our target market are facing tighter capital constraints due to changes in banking regulations. Given this confluence of market dynamics, we believe that we are well positioned to capitalize and profit from these industry trends.

Our Business and Growth Strategies

We have steadily built our business to capitalize on opportunities in the commercial real estate finance market, generating profitable growth while creating the diversified, national lending and investment platform we have today. We intend to utilize the net proceeds of the offering and the earnings we retain to expand our business by focusing on the following strategies:

•

Increasing the volume and frequency of our conduit loan securitizations.    Our primary business strategy is to originate conduit loans for sale into CMBS securitizations. We expect to be able to increase the volume and frequency of our conduit loan securitizations as a result of the growth in new CMBS issuance driven by favorable supply and demand dynamics. We believe we are well-positioned to continue to increase our market share of new U.S. CMBS issuance, which was 2.8% in 2010, 3.1% in 2011, 3.3% in 2012, and 2.6% in the first six months of 2013, while maintaining our high credit standards and pricing discipline.

•

Originating more loans and increasing the average size of the loans we originate.    We expect our lending business to continue to grow as we build larger and more diverse portfolios of conduit loans for securitization, originate selected large loans for single-asset securitizations and originate additional, larger balance sheet loans held for investment. Our origination of balance sheet loans held for investment will support the growth of our conduit lending business in the future as the properties that secure these loans become eligible for longer-term conduit financing from us upon maturity. We believe that we have a competitive advantage through our ability to offer this wide range of products.

•

Expanding investments in selected net leased and other commercial real estate equity.    We expect to grow our net leased and other real estate investment business through direct investments as well as investments in real estate partnerships with experienced managers and co-investors. Our net leased strategy is generally to purchase real estate, originate a non-recourse conduit loan secured by that real estate and subsequently securitize that loan. This strategy has enabled us to realize an attractive levered return on our net leased real estate investments while garnering a control position in the underlying properties. We may also sell such properties for a profit. In addition, as we grow our balance sheet loan portfolio, we expect to make loans with equity-linked participations to capture a portion of any appreciation in the value of such properties.

•

Pursuing other attractive opportunities.    We expect to pursue other complementary growth opportunities as they arise. Such opportunities may include growing our third party asset management business as well as opportunistic acquisitions of third party commercial real estate finance-related businesses or assets that we view as synergistic with our current operations.

Our Competitive Strengths

Our competitive strengths include:

•

Recognized national lending franchise.    Ladder is a recognized and well-regarded brand name in the U.S. commercial real estate lending market. From inception through June 30, 2013, we originated $6.2 billion of commercial real estate loans, $4.1 billion of which were sold into 14 CMBS securitizations, making us the second largest non-bank contributor by volume to CMBS securitizations in the United States for that period, according to Commercial Mortgage Alert. We have partnered in CMBS securitizations as a loan seller and co-manager with prominent commercial real estate platforms, including affiliates of Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, RBS Securities Inc., UBS Securities LLC and Wells Fargo Securities, LLC. We believe our reputation as an established lender helps us access new borrowers in our origination business, and makes us an attractive partner to investors in the CMBS market as well as our lenders and securitization partners.

•

Established, fully-integrated commercial real estate finance platform.    Since our inception, we have operated an internally managed and vertically integrated commercial mortgage origination platform. Our staff of 58 full-time industry professionals specializing in loan origination, underwriting, structuring, securitization, trading, financing and asset management allows us to manage and control the loan process from origination through closing and, when appropriate, sale or other disposition. In an industry characterized by high barriers to entry, including requisite relationships with borrowers, mortgage brokers, securitization partners, investors (including CMBS investors), and financing sources, we are a well-established operating business with a comprehensive in-house infrastructure.

•

Complementary, diverse business lines.    We apply our knowledge of commercial real estate across the commercial real estate investing spectrum, including to whole loans, securities and real estate equity. We believe our ability to offer borrowers a diverse range of financing products, including interim balance sheet loans, gives us a competitive advantage compared to certain of our competitors who focus more exclusively on conduit loans. In addition, our robust and diversified investment platform provides us with the ability to capture relative value opportunities among the various products in different market environments. It affords us market presence and insight, as well as the ability to flexibly allocate our capital among our business lines to hedge risk and achieve attractive risk-adjusted returns.

•

Strong credit culture, experienced management team and alignment of interests.    We conduct a comprehensive credit and underwriting review prior to closing any transaction and we have not had an event of default declared or credit loss on the loans and investments we have made since our inception. Our focus on strong credit practices is supported and monitored by our experienced management team, who together with our chairman, held equity capital accounts in our company comprising $93.9 million of book equity value, representing 8.0% of total partners’ capital, as of June 30, 2013. Our credit culture is further reinforced by the alignment of our loan origination team, whose members are compensated based on loan profitability and performance and not on volume.

•

Operating flexibility resulting from our corporate structure and moderate leverage.    Our corporate structure facilitates our securitization business and allows us to retain and reinvest earnings. In addition, our access to diverse, long term and low-cost financing, particularly via our FHLB membership, is a mark of distinction compared to our non-bank competitors, allowing us to better match the characteristics of our funding liabilities with those of our investment assets at an attractive cost of funds. We also deploy leverage prudently. As of June 30, 2013, our debt-to-equity ratio was 1.0:1.0, and we had $1.8 billion of committed, undrawn funding capacity available to finance our business and $0.8 billion in unencumbered assets.

Our Business Segments

We invest primarily in loans, securities and other interests in U.S. commercial real estate, with a focus on senior secured assets. Our mix of business segments is designed to provide us with the flexibility to opportunistically allocate capital in order to generate attractive risk-adjusted returns under varying market conditions. The following table summarizes the value of our investment portfolio as reported in our consolidated financial statements as of the dates indicated below:

	As of June 30, 2013	As of December 31,
		2012	2011	2010
	($ in thousands)
Loans
Conduit first mortgage loans	$577,340	$623,333	$258,842	$353,946
Balance sheet first mortgage loans	237,139	229,926	229,378	149,104
Other commercial real estate-related loans	96,815	96,392	25,819	6,754

Total loans	$911,294	$949,651	$514,039	$509,804
Securities
CMBS investments	629,598	833,916	1,664,001	1,736,043
U.S. Agency Securities investments	257,925	291,646	281,069	189,467

Total securities	$887,523	$1,125,562	$1,945,070	$1,925,510
Real Estate
Total real estate, net	521,369	380,022	28,835	25,669

Total investments	$2,320,186	$2,455,235	$2,487,944	$2,460,983
Cash, cash equivalents and cash collateral held by broker	86,783	109,169	138,630	105,138
Other assets	91,295	64,626	27,815	21,667

Total assets	$2,498,264	$2,629,030	$2,654,389	$2,587,788

Loans

Conduit First Mortgage Loans.    We originate first mortgage loans, which we refer to as conduit loans, that are secured by cash-flowing commercial real estate and are available for sale to securitizations. These first mortgage loans are typically structured with fixed interest rates and five- to ten-year terms. Our loans are directly originated by an internal team that has longstanding and strong relationships with borrowers and mortgage brokers throughout the United States. We follow a rigorous investment process, which begins with an initial due diligence review; continues through a comprehensive legal and underwriting process incorporating multiple internal and external checks and balances; and culminates in approval or disapproval of each prospective investment by our Investment Committee. Conduit first mortgage loans in excess of $50.0 million also require approval of our Board of Directors’ Risk and Underwriting Committee.

Although our primary intent is to sell our conduit first mortgage loans to CMBS securitization trusts, we generally seek to maintain the flexibility to keep them on our balance sheet, offer them for sale to CMBS trusts as part of a securitization process or otherwise sell them as whole loans to third-party institutional investors. From our inception in 2008 through June 30, 2013, we originated and funded $5.2 billion of conduit first mortgage loans, and securitized $4.1 billion of such mortgage loans in 14 separate transactions, including two securitizations in 2010, three securitizations in 2011, six securitizations in 2012 and three securitizations in the six months ended June 30, 2013. We generally securitize our loans together with certain financial institutions, which to date have included affiliates of Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, RBS Securities Inc., UBS Securities LLC and Wells Fargo Securities, LLC, and we have also completed a single-asset securitization. During 2012 and the first six months of 2013, conduit first mortgage loans have remained on our balance sheet for a weighted average of 77 and 66 days prior to securitization, respectively. As of June 30, 2013, we held 38 first mortgage loans that were available to be offered for sale into a securitization with an aggregate book value of $577.3 million. Based on the loan balances and the “as-is” third-party Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”) appraised values at origination, the weighted average loan-to-value ratio of this portfolio was 66.0% at June 30, 2013.

Balance Sheet First Mortgage Loans.    We also originate and invest in balance sheet first mortgage loans secured by commercial real estate properties that are undergoing transition, including lease-up, sell-out, renovation or repositioning. These mortgage loans are structured to fit the needs and business plans of the borrowers, and generally have floating rates and terms (including extension options) ranging from one to three years. Balance sheet first mortgage loans are originated, underwritten, approved and funded using the same comprehensive legal and underwriting approach, process and personnel used to originate our conduit first mortgage loans. Balance sheet first mortgage loans in excess of $20.0 million also require the approval of our Board of Directors’ Risk and Underwriting Committee.

We generally seek to hold our balance sheet first mortgage loans for investment, or offer them for sale to our institutional bridge loan partnership. From our inception in October 2008 through June 30, 2013, we originated and funded $1.1 billion of balance sheet first mortgage loans. These investments have been typically repaid at or prior to maturity (including by being refinanced by us into a new conduit first mortgage loan upon property stabilization) or sold to our institutional bridge loan partnership. As of June 30, 2013, we held a portfolio of 13 balance sheet first mortgage loans with an aggregate book value of $237.1 million. Based on the loan balances and the “as-is” third-party FIRREA appraised values at origination, the weighted average loan-to-value ratio of this portfolio was 57.2% at June 30, 2013.

Other commercial real estate-related loans.    We selectively invest in note purchase financings, subordinated debt, mezzanine debt and other structured finance products related to commercial real estate. As of June 30, 2013, we held $96.8 million of other commercial real estate-related loans. Based on the loan balance and the “as-is” third-party FIRREA appraised values at origination, the weighted average loan-to-value ratio of the portfolio was 79.3%.

Securities

CMBS Investments.    We invest in CMBS secured by first mortgage loans on commercial real estate, and own predominantly short-duration, AAA-rated securities. These investments provide a stable and attractive base of net interest income and help us manage our liquidity. We have significant in-house expertise in the evaluation and trading of CMBS, due in part to our experience in originating and underwriting mortgage loans that comprise assets within CMBS trusts, as well as our experience in structuring CMBS transactions. CMBS investments in excess of $26.0 million require the approval of our Board of Directors’ Risk and Underwriting Committee. As of June 30, 2013, the estimated fair value of our portfolio of CMBS investments totaled $629.6 million in 74 CUSIPs ($8.5 million average investment per CUSIP). As of that date, all of our CMBS investments were rated investment grade by Standard & Poor’s Ratings Group (“Standard & Poor’s”), Moody’s Investors Service, Inc. (“Moody’s”) or Fitch Ratings Inc. (“Fitch”), consisting of 84.2% AAA/Aaa-rated securities and 15.8% of other investment grade-rated securities, including 1.2% rated AA/Aa, 1.8% rated A/A and 12.8% rated BBB/Baa. In the future, we may invest in CMBS securities that are not rated. As of June 30, 2013, our CMBS investments had a weighted average duration of 1.8 years.

U.S. Agency Securities Investments.    Our U.S. Agency Securities portfolio consists of securities for which the principal and interest payments are guaranteed by a U.S. government agency, such as the Government National Mortgage Association (“Ginnie Mae”), or by a government-sponsored enterprise (a “GSE”), such as the Federal National Mortgage Association (“Fannie Mae”) or the Federal Home Loan Mortgage Corporation (“Freddie Mac”). As of June 30, 2013, the estimated fair value of our portfolio of U.S. Agency Securities was $257.9 million in 59 CUSIPs ($4.4 million average investment per CUSIP), with a weighted average duration of 3.5 years.

Real estate

Commercial real estate properties.    As of June 30, 2013, we owned 34 single tenant retail properties with an aggregate book value of $261.6 million. These properties are leased on a net basis where the tenant is generally responsible for payment of real estate taxes, building insurance and maintenance expenses. Sixteen of our properties are leased to a national pharmacy chain, and the remaining properties are leased to a national discount retailer, a regional sporting goods store, and a regional membership warehouse club. As of June 30, 2013, our net leased properties comprised a total of 1.3 million square feet, had a 100% occupancy rate, had an average age since construction of 6.6 years and a weighted average remaining lease term of 19.2 years. In addition, as of June 30, 2013, we owned a 13 story office building with a book value of $18.0 million through a joint venture with an operating partner, and a portfolio of office properties with a book value of $135.0 million through a separate joint venture with an operating partner.

Residential real estate.    As of June 30, 2013, we owned 384 residential condominium units at Veer Towers in Las Vegas with a book value of $106.9 million through a joint venture with an operating partner. As of June 30, 2013, the units were 63% rented and occupied. We sold 43 units during the six months ended June 30, 2013, generating aggregate gains on sale of $7.4 million, and we intend to sell the remaining units over time.

Other Investments

Institutional bridge loan partnership.    In 2011, we established an institutional partnership with a Canadian sovereign pension fund to invest in first mortgage bridge loans that meet pre-defined criteria. Our partner owns 90% of the limited partnership interest and we own the remaining 10% on a pari passu basis as well as 100% of the general partnership interest. Our partner retains the discretion to accept or reject individual loans and following the expiration of an exclusivity period, we retain discretion on which loans to present to the partnership. As the general partner, we earn management fees and incentive fees from the partnership. In addition, we are entitled to retain origination fees of up to 1% on loans that we sell to the partnership. As of June 30, 2013, the partnership owned $142.1 million of first mortgage bridge loan assets that were financed by $53.1 million of term debt. Debt of the partnership is nonrecourse to the limited and general partners, except for customary nonrecourse carve-outs for certain actions and environmental liability. As of June 30, 2013, the book value of our investment in the institutional partnership was $8.1 million.

Unconsolidated joint venture.    In connection with the origination of a loan in April 2012, we received a 25% equity kicker with the right to convert upon a capital event. On March 22, 2013,

the loan was refinanced and we converted our kicker into a 25% limited liability company interest in Grace Lake JV, LLC (the “LLC”). As of June 30, 2013, the LLC owned an office building with a carrying value of $78.0 million that is financed by $78.7 million of long-term debt. Debt of the LLC is nonrecourse to the limited liability company members, except for customary nonrecourse carve-outs for certain actions and environmental liability. As of June 30, 2013, the book value of our investment in the LLC was $2.1 million.

Other asset management activities.    As of June 30, 2013, we also managed three separate CMBS investment accounts for private investors with combined total assets of $7.8 million. As of October 2012, we are no longer purchasing any new investments for these accounts, however, we will continue to manage the existing investments until their full repayment or other disposition.

Our Current Financing Strategies

Our financing strategies are critical to the success and growth of our business. We manage our financing to complement our asset composition and to diversify our exposure across multiple capital markets and counterparties.

We fund our investments in commercial real estate loans and securities through multiple sources, including the $611.6 million of gross cash proceeds we raised in our initial equity private placement beginning in October 2008, the $257.4 million of gross cash proceeds we raised in our follow-on equity private placement in the third quarter of 2011, current and future earnings and cash flow from operations, existing debt facilities, and other borrowing programs in which we participate, including as a member of the FHLB.

We finance our portfolio of commercial real estate loans using committed term facilities provided by multiple financial institutions, with total commitments of $1.3 billion at June 30, 2013, a $50.0 million credit agreement, and through our FHLB membership. As of June 30, 2013, there was no debt outstanding under the term facilities or credit agreement. We finance our securities portfolio, including CMBS and U.S. Agency Securities, through our FHLB membership, a $600.0 million committed term master repurchase agreements from a leading domestic financial institution and uncommitted master repurchase agreements with numerous counterparties. As of June 30, 2013, we had total outstanding balances of $255.0 million under all securities master repurchase agreements. We finance our real estate investments with nonrecourse first mortgage loans. As of June 30, 2013, we had outstanding balances of $166.3 million on these nonrecourse mortgage loans. In addition to the amounts outstanding on our other facilities, we had $498.0 million of borrowings from the FHLB outstanding at June 30, 2013. We also had $325.0 million of Notes issued and outstanding as of June 30, 2013. In addition, at the closing of the offering, we intend to enter into the $75.0 million New Revolving Credit Facility (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources–The New Revolving Credit Facility”). See Note 7 to our consolidated financial statements for the six months ended June 30, 2013 included elsewhere in this prospectus for more information about our financing arrangements.

The following table shows our sources of capital, including our financing arrangements, and our investment portfolio as of June 30, 2013:

Sources of Capital	($ in thousands)
Debt:
Repurchase agreements	$254,978
Borrowings under credit agreement	—
Long term financing	166,270
Borrowings from the FHLB	498,000
Senior unsecured notes	325,000
New Revolving Credit Facility	—

Total debt	1,244,248
Other liabilities	66,569
Capital (equity)	1,187,447

Total sources of capital	$2,498,264

Assets	($ in thousands)
Loans:
Conduit first mortgage loans	$577,340
Balance sheet first mortgage loans	237,139
Other commercial real estate-related loans	96,815

Total loans	$911,294
Securities:

CMBS investments	629,598
U.S. Agency Securities investments	257,925

Total securities	$887,523

Real estate:

Total real estate, net	521,369

Total investments	$2,320,186
Cash, cash equivalents and cash held by broker	86,783
Other assets	91,295

Total assets	$2,498,264

We enter into interest rate and credit spread derivative contracts to mitigate our exposure to changes in interest rates and credit spreads. We generally seek to hedge assets that have a duration longer than two years, including newly-originated conduit first mortgage loans, securities in our CMBS portfolio if long enough in duration, and most of our U.S. Agency Securities portfolio. We monitor our asset profile and our hedge positions to manage our interest rate and credit spread exposures, and seek to match fund our assets according to the liquidity characteristics and expected holding periods of our assets.

We seek to maintain a debt-to-equity ratio of 3.0:1.0 or below. We expect this ratio to fluctuate during the course of a fiscal year due to the normal course of business in our conduit lending operations, in which we generally securitize our inventory of loans at intervals, and also because of changes in our asset mix, due in part to such securitizations. As of June 30, 2013, our debt-to-equity ratio was 1.0:1.0. We believe that our predominantly senior secured assets and our moderate leverage provide financial flexibility to be able to capitalize on attractive market opportunities as they arise.

From time to time, we may add financing counterparties that we believe will complement our business, although the agreements governing our indebtedness may limit our ability and the ability of our present and future subsidiaries to incur additional indebtedness. Our amended and restated charter and by-laws do not impose any threshold limits on our ability to use leverage.

Organizational Structure

Following the offering, Ladder Capital Corp will be a holding company and its sole material asset will be a controlling equity interest in LCFH. Through its ability to appoint the board of LCFH, Ladder Capital Corp will indirectly operate and control all of the business and affairs and consolidate the financial results of LCFH and its subsidiaries. Prior to the completion of the offering, the limited liability limited partnership agreement of LCFH will be amended and restated to, among other things, modify its capital structure by replacing the different classes of interests currently held by the existing owners of LCFH with a single new class of units that we refer to as “LP Units.” In addition, the existing owners of LCFH (other than any owner of LCFH that is Ladder Capital Corp or a wholly owned subsidiary of Ladder Capital Corp) will receive a number of shares of Ladder Capital Corp Class B common stock equal to the number of LP Units held by such owner. Our Class B common stock will entitle holders to one vote per share and will vote as a single class with our Class A common stock issued in the offering. The amended and restated limited liability limited partnership agreement of LCFH (the “LLLP Agreement”) will also provide that the holders of LP Units of LCFH (other than any owner of LCFH that is Ladder Capital Corp or a wholly owned subsidiary of Ladder Capital Corp) will have the right to exchange an equal number of LP Units and our shares of Class B common stock for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Any of our shares of Class B common stock exchanged under the exchange provisions described above will be cancelled and any LP Units exchanged under the exchange provisions described above will thereafter be owned by Ladder Capital Corp. See “Organizational Structure.”

Corporate Information

Ladder Capital Corp was incorporated on May 21, 2013 in Delaware. Our principal executive offices are located at 345 Park Avenue, 8th Floor, New York, New York 10154 and our telephone number is (212) 715-3170. We maintain a website at www.laddercapital.com. The information on our website is not intended to form a part of or be incorporated by reference into this prospectus.

THE OFFERING

Class A common stock offered by us	shares of Class A common stock.

Underwriter option to purchase additional shares	shares of Class A common stock.

Common stock to be outstanding	shares of Class A common stock (or shares if the underwriters’ option is exercised in full). If all outstanding LP Units and Class B common stock held by our existing owners were exchanged for newly-issued shares of Class A common stock on a one-for-one basis, shares of Class A common stock (or shares if the underwriters’ option is exercised in full) would be outstanding.

shares of Class B common stock equal to one share per LP Unit (other than any LP Units owned by Ladder Capital Corp or any of its wholly owned subsidiaries).

Voting	One vote per share; Class A and Class B common stock voting together as a single class.

Use of proceeds	We estimate that the net proceeds to us from the offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us will be approximately $ million (or $ million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). We intend to use all of the net proceeds from the offering to purchase newly issued LP Units from LCFH, as described under “Organizational Structure—Offering Transactions.”

The proceeds received by LCFH in connection with the sale of newly issued LP Units will be used to grow our loan origination and related commercial real estate business lines and for general corporate purposes. See “Use of Proceeds.”

Dividend policy	We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. The declaration and payment of all future dividends, if any, will be at the discretion of our board of directors and will depend upon our financial condition, earnings, contractual conditions, restrictions imposed by our credit facilities and the indenture governing our Notes or applicable laws and other factors that our board of directors may deem relevant. See “Dividend Policy.”

Listing	We intend to apply to list our Class A common stock on the New York Stock Exchange.

Proposed symbol	LADR

Risk factors	Please read the section entitled “Risk Factors” for a discussion of some of the factors you should carefully consider before deciding to invest in our Class A common stock.

Voting power held by holders of Class A	% (or 100% if all outstanding LP Units and Class B common stock held by the existing owners of LCFH were exchanged for newly-issued shares of Class A common stock on a one-for-one basis).

Voting power held by holders of Class B	% (or 0% if all outstanding LP Units and Class B common stock held by the existing owners of LCFH were exchanged for newly-issued shares of Class A common stock on a one-for-one basis).

Exchange rights of the existing owners of LCFH	Prior to the offering, we will amend and restate our limited liability limited partnership agreement to provide, among other things, that each existing owner of LCFH will have the right to cause us and LCFH to exchange an equal number of their LP Units and our shares of Class B common stock for shares of Class A common stock of Ladder Capital Corp on a one-for-one basis, subject to equitable adjustment for stock splits, stock dividends and reclassifications. Any Class B shares exchanged will be cancelled. See “Certain Relationships and Related Party Transactions—Amended and Restated Limited Liability Limited Partnership Agreement of LCFH.”

Tax receivable agreement

Future exchanges of LP Units for our Class A common stock pursuant to the exchange rights described above are expected to result in increases in Ladder Capital Corp’s allocable tax basis in the tangible and intangible assets of LCFH. These increases in tax basis will increase (for tax purposes) depreciation and amortization deductions allocable to Ladder Capital Corp and therefore reduce the amount of tax that Ladder Capital Corp otherwise would be required to pay in the future. This increase in tax basis may also decrease gain (or increase loss) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. We will enter into a tax receivable agreement with the existing owners of LCFH whereby Ladder Capital Corp will agree to pay to the existing owners of LCFH that receive LP Units and Class B common stock in the Reorganization Transactions 85% of the amount of cash tax savings, if any, in U.S. federal, state and local taxes that it realizes as a result of these increases in tax basis, increases in basis from such payments and deemed interest deductions arising from such payments. Ladder Capital Corp will have the right to terminate the tax receivable agreement by making payments to the existing owners of LCFH calculated by reference to the present value of all future payments that the existing owners of LCFH would have been entitled to receive under the tax receivable agreement using certain valuation assumptions, including assumptions that any LP Units that have not been exchanged are deemed exchanged for the market value of the Class A common stock at the time of termination and that LCFH will have sufficient taxable income in each future taxable year to fully realize all potential tax savings.

Unless otherwise indicated, the information presented in this prospectus:

•	assumes an initial offering price of $ per share, the midpoint of the estimated price range set forth on the cover of this prospectus;

•	assumes that the underwriters’ option to purchase additional shares of Class A common stock from us to cover over-allotments, if any, is not exercised;

•

assumes that no direct or indirect existing investors in LCFH elect prior to the closing of this offering to receive shares of our Class A common stock in lieu of any or all LP Units and shares of Class B common stock that would otherwise be issued to such existing investors, or for their benefit, in the Reorganization Transactions (see “Organizational Structure—Reorganization Transactions at LCFH”);

•

includes              shares of restricted Class A common stock expected to be granted under our 2013 Omnibus Incentive Plan, which includes              shares of restricted stock to certain of our employees, including our executive officers, and              shares of restricted Class A common stock to our directors; and

•	excludes shares of Class A common stock reserved for future issuance under our 2013 Omnibus Incentive Plan.

SUMMARY FINANCIAL AND OTHER DATA

The following tables set forth our summary historical consolidated financial information and other data at the dates and for the periods indicated. The historical financial information and other data is that of LCFH. LCFH will be considered our predecessor for accounting purposes, and its consolidated financial statements will be our historical consolidated financial statements following the offering. The statements of operating data for the years ended December 31, 2012, 2011 and 2010 and balance sheet data as of December 31, 2012 and 2011 are derived from the audited consolidated financial statements of LCFH and related notes included in this prospectus. The statements of operating data for the six months ended June 30, 2013 and 2012 and the balance sheet data as of June 30, 2013 are derived from the unaudited consolidated financial statements of LCFH and related notes included in this prospectus. The unaudited consolidated financial statements of LCFH have been prepared on substantially the same basis as the audited consolidated financial statements of LCFH and include all adjustments that we consider necessary for a fair presentation of LCFH’s consolidated financial position and results of operations for all periods presented. The balance sheet data as of December 31, 2010 is derived from the audited consolidated financial statements of LCFH and related notes that are not included in this prospectus. The balance sheet data as of June 30, 2012 has been derived from the unaudited consolidated financial statements of LCFH and related notes that are not included in this prospectus. The following consolidated financial information has been revised as described in Note 2 of the audited consolidated financial statements included elsewhere in this prospectus.

The summary unaudited pro forma consolidated statement of income data for the fiscal year ended December 31, 2012 and the six months ended June 30, 2013 present our consolidated results of operations after giving pro forma effect to the Reorganization Transactions and Offering Transactions described under “Organizational Structure” and the use of the estimated net proceeds from the offering as described under “Use of Proceeds,” as if such transactions occurred on January 1, 2012. The summary unaudited pro forma consolidated balance sheet data as of June 30, 2013 presents our consolidated financial position giving pro forma effect to the Reorganization Transactions and Offering Transactions described under “Organizational Structure” and the use of the estimated net proceeds from the offering as described under “Use of Proceeds,” as if such transaction occurred on June 30, 2013. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions on the historical financial information of LCFH. The summary unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of Ladder Capital Corp that would have occurred had we been in existence or operated as a public company or otherwise during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial position had the Reorganization Transactions and Offering Transactions described under “Organizational Structure” and the use of the estimated net proceeds from the offering as described under “Use of Proceeds” occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date.

The following summary financial and other data are qualified in their entirety by reference to, and should be read in conjunction with, our audited consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial

Condition and Results of Operations,” “Selected Historical Consolidated Financial Information,” “Unaudited Pro Forma Consolidated Financial Information” and other financial information included in this prospectus. Historical results included below and elsewhere in this prospectus are not necessarily indicative of our future performance and the results for any interim period are not necessarily indicative of the operating results to be expected for the full fiscal year.

Historical	Pro Forma(1)
For the six months ended June 30,	For the year ended December 31,	For the six months ended June 30, 2013	For the year ended December 31, 2012
2013	2012	2012	2011	2010
(unaudited)	(unaudited)
($ in thousands)
Operating Data:
Net interest income	$38,018	$55,132	$99,726	$97,461	$80,427
Provision for loan losses	(300)	(149)	(449)	—	(885)

Net interest income after provision for loan losses	37,718	54,983	99,277	97,461	79,542
Total other income	172,576	53,427	151,945	12,350	39,251
Total costs and expenses	(56,420)	(31,316)	(76,264)	(36,570)	(27,149)

Income before taxes	153,847	77,094	174,958	73,241	91,644
Tax expense	(3,684)	(414)	(2,584)	(1,510)	(600)

Net income	150,190	76,680	172,374	71,731	91,044
Net (income) loss attributable to noncontrolling interest	327	(8)	49	(16)	—

Net income attributable to preferred and common unit holders	$150,517	$76,672	$172,423	$71,715	$91,044
Net income attributable to Ladder Capital Corp	$—	$—	$—	$—	$—
Other Financial Data (unaudited):
Adjusted net income(2)	$131,153	$88,401	$174,943	$102,940	$91,387
Return on average equity (net income)(3)	(4)	(4)	17.0%	8.9%	12.7%
Return on average equity (adjusted net income)(3)	(4)	(4)	16.7%	13.1%	13.1%
Cost of funds(5)	$(28,276)	$(25,120)	$53,027	$50,760	$55,859
Interest income, net of cost of funds(5)	33,153	46,059	83,171	82,538	73,443
Net revenues(7)	210,294	108,410	251,222	109,811	118,793
Other Financial and Credit Metrics (at end of period) (unaudited):
Debt to equity	1.0	x	1.6	x	1.3	x	1.6	x	2.6	x
Tangible equity to assets(6)	47.5%	37.4%	41.9%	37.3%	27.8%
Unrestricted cash and investment grade securities as a % of total assets	37.4%	61.1%	44.5%	76.4%	77.4%
Amount of undrawn committed repurchase agreement financings	$1,786,808	$1,195,612	$1,195,612	$952,616	$738,241
Amount of undrawn committed FHLB financings	$902,000,000	—	$738,000,000	—	—

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$218,513	$(137,672)	$(108,415)	$340,302	$(231,274)
Investing activities	67,774	135,342	283,310	(320,699)	(434,396)
Financing activities	(285,583)	21,374	(214,450)	(12,564)	568,717

Balance Sheet Data (at end of period) (unaudited):
Cash and cash equivalents	$45,884	$102,393	$43,796	$83,350	$76,311
Mortgage loan receivables	911,294	825,605	949,651	514,038	509,804
Real estate securities	887,523	1,623,180	1,125,562	1,945,070	1,925,510
Real estate, net	521,369	79,387	380,022	28,835	25,669
Total assets	2,498,264	2,777,844	2,629,030	2,654,389	2,587,788
Total debt outstanding	1,244,248	1,675,316	1,484,672	1,615,641	1,839,720
Total liabilities	1,310,817	1,737,865	1,527,840	1,665,326	1,869,282
Total capital (equity)	1,187,447	1,039,978	1,101,190	989,062	718,506

(1)	See “Unaudited Pro Forma Consolidated Financial Information.”

(2)	We present adjusted net income, which is a non-GAAP measure, as a supplemental measure of our performance. We define adjusted net income as net income attributable to preferred and common unit holders of LCFH (or, on a pro forma basis, net income attributable to Ladder Capital Corp) adjusted to add back real estate depreciation and amortization, eliminate the impact of derivative gains and losses related to the hedging of assets on our balance sheet as of the end of the specified accounting period, exclude unrealized gains/losses related to our investments in Federal Home Loan Mortgage Corp (“FHLMC”) and GNMA interest-only securities (together “Agency interest-only securities”) and add back non-cash stock-based compensation. As more fully discussed in Note 2 to the consolidated financial statements included elsewhere in this prospectus, our investments in Agency interest-only securities are recorded at fair value with changes in fair value recorded in current period earnings. Also as discussed in Note 2, we do not designate derivatives as hedges to qualify for hedge accounting and therefore any net payments under, or fluctuations in the fair value of, our derivatives are recognized currently in our income statement. However, fluctuations in the fair value of the related assets are not included in our income statement. We consider the gain or loss on our hedging positions related to assets that we still own as of the reporting date to be “open hedging positions.” We exclude the results on the hedges from adjusted net income until the related asset is sold, and the hedge position is considered “closed.” We believe that excluding these specifically identified gains and losses associated with the open hedging positions adjusts for timing differences between when we recognize changes in the fair values of our assets and derivatives which we use to hedge asset values.

Set forth below is a reconciliation of net income attributable to preferred and common unit holders in LCFH (or, on a pro forma basis, net income attributable to Ladder Capital Corp) to adjusted net income:

	For the six months ended June 30,		For the year ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)
	($ in thousands)
Net income attributable to preferred and common unit holders	$150,517	$76,671	$172,423	$71,716	$91,045
Real estate depreciation and amortization(1)	5,926	691	3,093	703	263
Adjustments for unrecognized derivative results(2)	(31,896)	7,673	(8,662)	31,961	2,452
Unrealized (gain) loss on agency IO securities, net	5,039	2,045	5,681	(1,591)	(2,547)
Non-cash stock-based compensation	1,567	1,321	2,408	151	174

Adjusted net income	$131,153	$88,401	$174,943	$102,940	$91,387

(a)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-GAAP Financial Measures” for a reconciliation of unrecognized derivative results to net results in our financial statements included herein.

We present adjusted net income because we believe it assists investors in comparing our performance across reporting periods on a consistent basis by excluding non-cash expenses and unrecognized results from derivatives and Agency interest-only securities, which we believe makes comparisons across reporting periods more relevant by eliminating timing differences related to changes in the values of assets and derivatives. In addition, we use adjusted net income: (i) to evaluate our earnings from operations and (ii) because management believes that it may be a useful performance measure for us.

Adjusted net income has limitations as an analytical tool. Some of these limitations are:

•	adjusted net income does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and

•	other companies in our industry may calculate adjusted net income differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, adjusted net income should not be considered in isolation or as a substitute for net income attributable to preferred and common unit holders of LCFH (or, on a pro forma basis, net income attributable to Ladder Capital Corp) or other performance measures calculated in accordance with GAAP.

(3)	We present return on average equity as a supplemental measure for our performance. We define return on average equity as net income attributable to preferred and common unit holders divided by the average of our total capital at the end of the quarter and for the four preceding quarters. Return on average equity (adjusted net income) is calculated the same way except it uses adjusted net income as the numerator. Average capital (equity) ($ in thousands) was $1,050,293, $786,087 and $696,509 for the years ended December 31, 2012, 2011 and 2010, respectively.
(4)	Information is not included for the six month periods as it would not be meaningful over such a short period of time.

(5)	We present cost of funds, which is a non-GAAP measure, as a supplemental measure of the Company’s cost of debt financing. We define cost of funds as interest expense as reported on our consolidated statements of income adjusted to include the net interest expense component resulting from our hedging activities, which is currently included in net results from derivative transactions on our consolidated statements of income. We net cost of funds with our interest income as presented on our consolidated statements of income to arrive at interest income, net of cost of funds, which we believe represents a more comprehensive measure of our net interest results. Set forth below is the calculation of cost of funds and interest income, net of cost of funds:

	For the six months ended June 30,		For the year ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)
	($ in thousands)
Interest expense	$(23,411)	$(16,047)	$(36,473)	$(35,836)	$(48,874)
Net interest expense component of hedging activities(1)	(4,865)	(9,073)	(16,554)	(14,924)	(6,985)

Cost of funds	$(28,276)	$(25,120)	$(53,027)	$(50,760)	$(55,859)

Interest income	$61,429	$71,179	$136,198	$133,298	$129,302
Cost of funds	(28,276)	(25,120)	(53,027)	(50,760)	(55,859)

Interest income, net of cost of funds	$33,153	$46,059	$83,171	$82,538	$73,443

	For the six months ended June 30,		For the year ended December 31,
	2013	2012	2012	2011	2010
(1) Net interest expense component of hedging activities	$(4,865)	$(9,073)	$(16,554)	$(14,924)	$(6,985)
Hedging realized result (futures)	4,086	(4,291)	(20,886)	(32,227)	(3,088)
Hedging realized result (swaps)	(8,169)	(1,868)	(6,872)	(2,263)	(8,222)
Hedging unrecognized result	31,897	(7,474)	8,662	(31,961)	(2,452)

Net result from derivative transactions	$22,949	$(22,706)	$(35,650)	$(81,375)	$(20,747)

(6)	Computation excludes the impact of real estate-related intangible assets.
(7)	We present net revenues, which is a non-GAAP measure, as a supplemental measure of the Company’s performance, excluding operating expenses. We define net revenues as net interest income after provision for loan losses and total other income, which are both disclosed on the Company’s consolidated statements of income. We present interest income on investments, net and income from sales of loans, net as a percent of net revenues to determine the impact of the net interest from our investments and the securitization activity on our net revenues.

	For the six months ended June 30,		For the year ended December 31,
	2013	2012	2012	2011	2010
Net interest income after provision for loan losses	$37,718	$54,983	$99,277	$97,461	$79,542
Total other income	172,576	53,427	151,945	12,350	39,251

Net revenues	$210,294	$108,410	$251,222	$109,811	$118,793

RISK FACTORS

Investing in our Class A common stock involves substantial risks. In addition to the other information in this prospectus, you should carefully consider the following risk factors before investing in our Class A common stock. If any of the risks we describe below occurs, our business, financial condition or results of operations could be materially and adversely affected. The market price of our Class A common stock could decline if one or more of these risks or uncertainties actually occur, causing you to lose all or part of your investment in our Class A common stock. Certain statements in “Risk Factors” are forward-looking statements. See “Information Regarding Forward-Looking Statements” included elsewhere in this prospectus.

Risks Related to Our Operations

Our business model may not be successful. We may change our investment strategy and financing policy in the future and any such changes may not be successful.

There can be no assurance that any business model or business plan of ours will prove accurate, that our management team will be able to implement such business model or business plan successfully in the future or that we will achieve our performance objectives. Any business model of ours, including any underlying assumptions and predictions, merely reflect our assessment of the short and long-term prospects of the business, finance and real estate markets in which we operate and should not be relied upon in determining whether to invest in our Class A common stock. We have discretion regarding the assets we originate or acquire, and our management team is authorized to follow very broad investment guidelines and has great latitude within those guidelines to determine which assets make proper investments for us. In addition, at its discretion, our Board may change our investment, financing or other strategies without shareholder vote.

We are dependent on our management team, and loss of any of these individuals could adversely affect our ability to operate profitably.

We heavily depend upon the skills and experience of our management team. The loss of the services of one or more of such individuals could have an adverse effect on our operations, and in such case we will be subject to the risk that no suitable replacement can be found. Furthermore, any termination of a member of the management team may be difficult and costly for us and create obligations for us to the departing individual. If we are unable to staff our management team fully with individuals who possess the skills and experience necessary to excel in their positions our business may be adversely affected. Furthermore, if one or more members of our management team is no longer employed by us, our ability to obtain future financing could be affected which could materially and adversely affect our business.

We may not be able to hire and retain qualified loan originators or grow and maintain our relationships with key loan brokers, and if we are unable to do so, our ability to implement our business and growth strategies could be limited.

We depend on our loan originators to generate borrower clients by, among other things, developing relationships with commercial property owners, real estate agents and brokers, developers and others, which we believe leads to repeat and referral business. Accordingly, we must be able to attract, motivate and retain skilled loan originators. The market for loan originators is highly competitive and may lead to increased costs to hire and retain them. We cannot guarantee that we will be able to attract or retain qualified loan originators. If we cannot attract, motivate or retain a sufficient number of skilled loan originators, at a reasonable cost or at all, our business could be materially and adversely affected. We also depend on our network of loan brokers, who generate a significant portion of our loan originations. While we strive to cultivate long-standing relationships that generate repeat business for us, brokers are free to transact business with other lenders and have done so in the past and will do so in the future. Our competitors also have relationships with some of our brokers and actively compete with us in bidding on loans shopped by these brokers. We also cannot guarantee that we will be able to maintain or develop new relationships with additional brokers.

We may face difficulties in obtaining required authorizations or licenses to do business.

In order to implement our business strategies, we may be required to obtain, maintain or renew certain licenses and authorizations (including “doing business” authorizations and licenses with respect to loan origination) from certain governmental entities. While we do not anticipate any delays or other complications relating to such licenses and authorizations, there is no assurance that any particular license or authorization will be obtained, maintained or renewed quickly or at all. Any failure of ours to obtain, maintain or renew such authorizations or licenses may adversely affect our business.

We may not be able to maintain our joint ventures and strategic business alliances.

We often rely on other third-party companies for assistance in origination, warehousing, distribution, securitization and other finance-related and loan-related activities. Some of our business may be conducted through non-wholly-owned subsidiaries, joint ventures in which we share control (in whole or in part) and strategic alliances formed by us with other strategic or business partners that we do not control. There can be no assurance that any of these strategic or business partners will continue their relationships with us in the future or that we will be able to pursue our stated strategies with respect to non wholly-owned subsidiaries, joint ventures, strategic alliances and the markets in which we operate. Our ability to influence our partners in joint ventures or strategic alliances may be limited, and non-alignment of interests on various strategic decisions in joint ventures or strategic alliances may adversely impact our business. Furthermore, joint venture or strategic alliance partners may (i) have economic or business interests or goals that are inconsistent with ours; (ii) take actions contrary to our policies or objectives; (iii) undergo a change of control; (iv) experience financial and other difficulties; or (v) be unable or unwilling to fulfill their obligations under a joint venture or strategic alliance, which may affect our financial conditions or results of operations.

The allocation of capital among our business lines may vary, which will affect our financial performance.

In executing our business plan, we regularly consider the allocation of capital to our various commercial real estate business lines. The allocation of capital among such business lines may vary due to market conditions, the expected relative return on equity of each activity, the judgment of our management team, the demand in the marketplace for commercial real estate loans and securities and the availability of specific investment opportunities. We also consider the availability and cost of our likely sources of capital. If we fail to appropriately allocate capital and resources across our business lines or fail to optimize our investment and capital raising opportunities, our financial performance may be adversely affected.

Our access to the CMBS securitization market and the timing of our securitization activities and other factors may greatly affect our quarterly financial results.

We expect to distribute the conduit loans we originate through securitizations, and, upon completion of a securitization, we will recognize certain non-interest revenues which are included in total other income on our consolidated statements of income and cease to earn net interest income on the securitized loans. Our quarterly revenue, operating results and profitability have varied substantially from quarter to quarter based on the frequency, volume and timing of our securitizations. Our securitization activities will be affected by a number of factors, including our loan origination volumes, changes in loan values, quality and performance during the period such loans are on our books and conditions in the securitization and credit markets generally and at the time we seek to launch and complete our securitizations. As a result of these quarterly variations, quarter-to-quarter comparisons of our operating results may not provide an accurate comparison of our current period results of operations. If securities analysts or investors focus on such comparative quarter-to-quarter performance, our stock price performance may be more volatile than if such persons compared a wider period of results of operations.

The accuracy of our financial statements may be materially affected if our estimates, including loan loss reserves, prove to be inaccurate.

Financial statements prepared in accordance with GAAP require the use of estimates, judgments and assumptions that affect the reported amounts. Different estimates, judgments and assumptions reasonably could be used that would have a material effect on the financial statements, and changes in these estimates, judgments and assumptions are likely to occur from period to period in the future. Significant areas of accounting requiring the application of management’s judgment include, but are not limited to (i) assessing the adequacy of the allowance for loan losses, (ii) determining the fair value of investment securities and (iii) assessing other than temporary impairments on real estate. These estimates, judgments and assumptions are inherently uncertain, especially in turbulent economic times, and, if they prove to be wrong, then we face the risk that charges to income will be required.

If we fail to maintain an effective system of integrated internal controls, we may not be able to accurately report our financial results.

We depend on our ability to produce accurate and timely financial statements in order to run our business. If we fail to do so, our business could be negatively affected and our independent registered public accounting firm may be unable to attest to the accuracy of our financial statements.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis by the Company’s internal controls. A significant deficiency is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a registrant’s financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity’s financial statements will not be prevented or detected and corrected, on a timely basis by the Company’s internal controls.

Although we continuously monitor the design, implementation and operating effectiveness of our internal controls over financial reporting, there can be no assurance that significant deficiencies or material weaknesses will not occur in the future. If we fail to maintain effective internal controls in the future, it could result in a material misstatement of our financial statements that may not be prevented or detected on a timely basis, which could cause stakeholders to lose confidence in our reported financial information.

We may be subject to “lender liability” litigation.

In recent years, a number of judicial decisions have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has either violated a duty, whether implied or contractual, of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or stockholders. We cannot assure you that such claims will not arise or that we will not be subject to significant liability if a claim of this type were to arise.

Litigation may adversely affect our business, financial condition and results of operations.

We are, from time to time, subject to legal and regulatory requirements applicable to our business and industry. We may be subject to various legal proceedings and these proceedings may range from actions involving a single plaintiff to class action lawsuits. Litigation can be lengthy, expensive and disruptive to our operations and results cannot be predicted with certainty. There may also be adverse publicity associated with litigation, regardless of whether the allegations are valid or whether we are ultimately found not liable. As a result, litigation may adversely affect our business, financial condition and results of operations.

There can be no assurance that our corporate insurance policies will mitigate all insurable losses, costs or damages to our business.

Based on our history and type of business, we believe that we maintain adequate insurance coverage to cover probable and reasonably estimable liabilities should they arise. However, there can be no assurance that these estimates will prove to be sufficient, nor can there be any assurance that the ultimate outcome of any claim or event will not have a material negative impact on our business prospects, financial position, results of operations or cash flows.

As an “emerging growth company” under the JOBS Act we are eligible to take advantage of certain exemptions from various reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We have not made a decision whether to take advantage of all of these exemptions. If we do take advantage of any of these exemptions, we do not know if some investors will find our securities less attractive as a result. The result may be a less active trading market for our securities and our security prices may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We could remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Market Risks Related to Real Estate Securities and Loans

We have a concentration of investments in the real estate sector and may have concentrations from time to time in certain property types, locations, tenants and borrowers, which may increase our exposure to the risks of certain economic downturns.

We operate in the commercial real estate sector. Such concentration in one economic sector may increase the volatility of our returns and may also expose us to the risk of economic downturns in this sector to a greater extent than if our portfolio also included other sectors of the economy. Declining real estate values may reduce the level of new mortgage and other real estate-related loan originations since borrowers often use appreciation in the value of their existing properties to support the purchase of or investment in additional properties. Borrowers may also be less able to pay principal and interest on our loans if the value of real estate weakens. Further, declining real estate values significantly increase the likelihood that we will incur losses on our loans in the event of default because the value of our collateral may be insufficient to over our cost on the loan. Any sustained period of increased payment delinquencies, foreclosures or losses could adversely affect both our net interest income from loans in our portfolio as well as our ability to originate/acquire/sell loans, which would materially and adversely affect our results of operations, financial condition, liquidity and business.

In addition, we are not required to observe specific diversification criteria relating to property types, locations, tenants or borrowers. A limited degree of diversification increases risk because the aggregate return of our business may be adversely affected by the unfavorable performance of a single property type, single tenant, single market or even a single investment. To the extent that our portfolio is concentrated in any one region or type of asset, downturns relating generally to such region or type of asset may result in defaults on a number of our assets within a short time period. Additionally, borrower concentration, in which a particular borrower is, or a group of related borrowers are, associated with multiple real properties securing mortgage loans or securities held by us, magnifies the risks presented by the possible poor performance of such borrower(s).

We operate in a highly competitive market for lending and investment opportunities, which may limit our ability to originate or acquire desirable loans and investments in our target assets.

We operate in a highly competitive market for lending and investment opportunities. A number of entities compete with us to make the types of loans and investments that we seek to make. Our profitability depends, in large part, on our ability to originate or acquire target assets at attractive prices. In originating or acquiring target assets, we compete with a variety of institutional lenders and investors and many other market participants, including specialty finance companies, real estate investment trusts (“REITs”), commercial banks and thrift institutions, investment banks, insurance companies, hedge funds and other financial institutions. Many competitors are substantially larger and have considerably greater financial, technical, marketing and other resources than we do. Several other finance companies have raised, or are expected to raise, significant amounts of capital, and may have investment objectives that overlap with ours, which may create additional competition for lending and investment opportunities. Some competitors may have a lower cost of funds and access to funding sources that may not be available to us. Many of our competitors are not subject to the maintenance of an exemption from the Investment Company Act. Furthermore, competition for originations of, and investments in, our target assets may lead to the yield of such assets decreasing, which may further limit our ability to generate desired returns. Also, as a result of this competition, desirable loans and investments in specific types of target assets may be limited in the future and we may not be able to take advantage of attractive lending and investment opportunities from time to time. We can offer no assurance that we will be able to identify and originate loans or make any or all of the types of investments that are described in this prospectus.

Our investment guidelines and underwriting guidelines may restrict our ability to compete with others for desirable commercial mortgage loan origination and acquisition opportunities.

We have investment guidelines and underwriting guidelines with respect to commercial mortgage loan origination and acquisition opportunities. Additionally, under our credit facilities, the lenders have the right to review the assets which we are seeking to finance and approve the purchase and financing of such assets in their sole discretion. These investment and underwriting guidelines and lender approvals may restrict us from being able to compete with others for commercial mortgage loan origination and acquisition opportunities and these guidelines may be stricter than the guidelines employed by our competitors. As a result, we may not be able to compete with others for desirable commercial mortgage loan origination and acquisition opportunities. In addition, these investment and underwriting guidelines and approvals impose conditions and limitations on our ability to originate certain of our target assets, including, in particular, restrictions on our ability to originate junior mortgage loans, mezzanine loans and preferred equity investments.

Our earnings may decrease because of changes in prevailing interest rates.

Our primary interest rate exposures relate to the yield on our assets and the financing cost of our debt, as well as the interest rate swaps that we utilize for hedging purposes. Interest rates are highly sensitive to many factors beyond our control, including but not limited to governmental monetary and tax policies, domestic and international economic and political considerations. Interest rate fluctuations present a variety of risks, including the risk of a mismatch between asset yields and borrowing rates, variances in the yield curve and fluctuating prepayment rates, and such fluctuations may adversely affect our income and may generate losses.

Prepayment rates on mortgage loans cannot be predicted with certainty and prepayments may result in losses to the value of our assets.

The frequency at which prepayments (including voluntary prepayments by the borrowers and liquidations due to defaults and foreclosures) occur on our investments can adversely impact our business, and prepayment rates cannot be predicted with certainty, making it impossible to completely insulate us from prepayment or other such risks. Any adverse effects of prepayments may impact our portfolio in that particular investments, which may experience outright losses in an environment of faster actual or anticipated prepayments or may underperform relative to hedges that the management team may have constructed for such investments (resulting in a loss to our overall portfolio). Additionally, borrowers are more likely to prepay when the prevailing level of interest rates falls, thereby exposing us to the risk that the prepayment proceeds may be reinvested only at a lower interest rate than that borne by the prepaid obligation.

Terrorist attacks and other acts of violence or war may affect the real estate industry generally and our business, financial condition and results of operations.

We cannot predict the severity of the effect that potential future terrorist attacks could have on us. Any future terrorist attacks, the anticipation of any such attacks, the consequences of any military or other response by the United States and its allies, and other armed conflicts could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. We may suffer losses as a result of the adverse impact of any future attacks and these losses may adversely impact our performance. A prolonged economic slowdown, a recession or declining real estate values could impair the performance of our assets and harm our financial condition and results of operations, increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. The economic impact of such events could also adversely affect the credit quality of some of our loans and investments and the property underlying our securities. Losses resulting from these types of events may not be fully insurable.

The events of September 11, 2001 created significant uncertainty regarding the ability of real estate owners of high profile assets to obtain insurance coverage protecting against terrorist attacks at commercially reasonable rates, if at all. With the enactment of the Terrorism Risk Insurance Act of 2002 (the “TRIA”) and the subsequent enactment of the Terrorism Risk Insurance Program Reauthorization Act of 2007, which extended the TRIA through the end of 2014, insurers must make terrorism insurance available under their property and casualty insurance policies, but this legislation does not regulate the pricing of such insurance. The absence of affordable insurance coverage may adversely affect the general real estate lending market, lending volume and the market’s overall liquidity and may reduce the number of suitable opportunities available to us and the pace at which we are able to acquire assets. If the properties underlying our interests are unable to obtain affordable insurance coverage, the value of our interests could decline, and in the event of an uninsured loss, we could lose all or a portion of our assets.

Risks Related to Our Portfolio

The value of our investments, including the CMBS in which we invest, may be adversely affected by many factors that are beyond our control.

Income from, and the value of, our investments may be adversely affected by many factors that are beyond our control, including:

•	volatility and adverse changes in international, national and local economic and market conditions, including contractions in market liquidity for mortgage loans and mortgage-related assets;

•	changes in interest rates and in the availability, costs and terms of financing;

•	changes in generally accepted accounting principles;

•	changes in governmental laws and regulations, fiscal policies and zoning and other ordinances and costs of compliance with laws and regulations;

•	downturns in the markets for residential mortgage-backed securities and other asset-backed and structured products; and

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civil unrest, terrorism, acts of war, nuclear or radiological disasters and natural disasters, including earthquakes, hurricanes, tornados, tsunamis and floods, which may result in uninsured and underinsured losses.

In addition to other analytical tools, our management team utilizes financial models to evaluate loans and real estate assets, the accuracy and effectiveness of which cannot be guaranteed.

In all cases, financial models are only estimates of future results which are based upon assumptions made at the time that the projections are developed. There can be no assurance that management’s projected results will be obtained and actual results may vary significantly from the projections. General economic and industry-specific conditions, which are not predictable, can have an adverse impact on the reliability of projections.

The vast majority of the mortgage loans that we originate or purchase, and those underlying the CMBS in which we invest, are nonrecourse loans and the assets securing the loans may not be sufficient to protect us from a partial or complete loss if the borrower defaults on the loan.

Except for customary nonrecourse carve-outs for certain actions and environmental liability, most commercial mortgage loans, including those underlying the CMBS in which we invest, are effectively nonrecourse obligations of the sponsor and borrower, meaning that there is no recourse against the assets of the borrower or sponsor other than the underlying collateral. In the event of any default under a mortgage loan held directly by us, we will bear a risk of loss to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on our cash flow from operations. Even if a mortgage loan is recourse to the borrower (or if a nonrecourse carve-out to the borrower applies), in most cases, the borrower’s assets are limited primarily to its interest in the related mortgaged property. Further, although a mortgage loan may provide for limited recourse to a principal or affiliate of the related borrower, there is no assurance of any recovery from such principal or affiliate will be made or that such principal’s or affiliate’s assets would be sufficient to pay any otherwise recoverable claim. In the event of the bankruptcy of a borrower, the loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law.

The commercial mortgage and other commercial real estate-related loans, and the commercial mortgage loans underlying the CMBS in which we may invest, are subject to the ability of the commercial property owner to generate net income from operating the property (and not the independent income or assets of the borrower). The volatility of real property could have a material adverse effect on our business, financial position and results of operations.

Commercial mortgage loans and the commercial mortgage loans underlying the securities in which we may invest are subject to the ability of the commercial property owner to general net income from operating the property (and not the independent income or assets of the borrower). Any reductions in net operating income (“NOI”) increase the risks of delinquency, foreclosure and default, which could result in losses to us. NOI of an income-producing property can be affected by many factors, including, but not limited to:

•	the ongoing need for capital improvements, particularly in older structures;

•	changes in operating expenses;

•	changes in general or local market conditions;

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changes in tenant mix and performance, the occupancy or rental rates of the property or, for a property that requires new leasing activity, a failure to lease the property in accordance with the projected leasing schedule;

•	competition from comparable property types or properties;

•	unskilled or inexperienced property management;

•	limited availability of mortgage funds or fluctuations in interest rates which may render the sale and refinancing of a property difficult;

•	development projects that experience cost overruns or otherwise fail to perform as projected including, without limitation, failure to complete planned renovations, repairs, or construction;

•	unanticipated increases in real estate taxes and other operating expenses;

•	challenges to the borrower’s claim of title to the real property;

•	environmental considerations;

•	zoning laws;

•	other governmental rules and policies;

•	unanticipated structural defects or costliness of maintaining the property;

•	uninsured losses, such as possible acts of terrorism;

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a decline in the operational performance of a facility on the real property (such facilities may include multifamily rental facilities, office properties, retail facilities, hospitality facilities, healthcare-related facilities, industrial facilities, warehouse facilities, restaurants, mobile home facilities, recreational or resort facilities, arenas or stadiums, religious facilities, parking lot facilities or other facilities); and

•	severe weather-related damage to the property and/or its operation.

Additional risks may be presented by the type and use of a particular commercial property, including specialized use as a nursing home or hospitality property.

In instances where the borrower is acting as a landlord on the underlying property as we do for our selected net leased and other commercial real estate assets, the ability of such borrower to satisfy the debt obligation we hold will depend on the performance and financial health of the underlying tenants, which may be difficult for us to assess or predict. In addition, as the number of tenants with respect to a commercial property decreases or as tenant spaces on a property must be relet, the nonperformance risk of the loan related to such commercial property may increase. Any one or more of the preceding factors could materially impair our ability to recover principal in a foreclosure on the related loan as lender and repay the principal as borrower.

A substantial portion of our portfolio may be committed to the origination or purchasing of commercial loans to small and medium-sized, privately owned businesses. Compared to larger, publicly owned firms, such companies generally have limited access to capital and higher funding costs, may be in a weaker financial position and may need more capital to expand or compete. The above financial challenges may make it difficult for such borrowers to make scheduled payments of interest or principal on their loans. Accordingly, advances made to such types of borrowers entail higher risks than advances made to companies who are able to access traditional credit sources.

A portion of our portfolio also may be committed to the origination or purchasing of commercial loans where the borrower is a business with a history of poor operating performance, based on our belief that we can realize value from a loan on the property despite such borrower’s performance history. However, if such borrower were to continue to perform poorly after the origination or purchase of such loan, including due to the above financial challenges, we could be adversely affected.

Certain balance sheet loans may be more illiquid and involve a greater risk of loss than long-term mortgage loans.

We originate and acquire balance sheet loans generally having maturities of three years or less, that provide interim financing to borrowers seeking short-term capital for the acquisition or transition (for example, lease up and/or rehabilitation) of commercial real estate generally having a maturity of three years or less. Such a borrower under an interim loan often has identified a transitional asset that has been under-managed and/or is located in a recovering market. If the market in which the asset is located fails to recover according to the borrower’s projections, or if the borrower fails to improve the quality of the asset’s management and/or the value of the asset, the borrower may not receive a sufficient return on the asset to satisfy the interim loan, and we bear the risk that we may not recover some or all of our initial expenditure. In addition, borrowers usually use the proceeds of a long-term mortgage loan to repay an interim loan. We may therefore be dependent on a borrower’s ability to obtain permanent financing to repay our interim loan, which could depend on market conditions and other factors.

Further, interim loans may be relatively less liquid than loans against stabilized properties due to their short life, their potential unsuitability for securitization, any unstabilized nature of the underlying real estate and the difficulty of recovery in the event of a borrower’s default. This lack of liquidity may significantly impede our ability to respond to adverse changes in the performance of our interim loan portfolio and may adversely affect the value of the portfolio. Such “liquidity risk” may be difficult or impossible to hedge against and may also make it difficult to effect a sale of such assets as we may need or desire. As a result, if we are required to liquidate all or a portion of our interim loan portfolio quickly, we may realize significantly less than the value at which such investments were previously recorded, which may fail to maximize the value of the investments or result in a loss.

We may finance first mortgages, which may present greater risks than if we had made first mortgages directly to owners of real estate collateral.

Further, our portfolio may include first mortgage loan financings which are loans made to holders of commercial real estate first mortgage loans that are secured by commercial real estate. While we have certain rights with respect to the real estate collateral underlying a first mortgage loan, the holder of the commercial real estate first mortgage loans may fail to exercise its rights with respect to a default or other adverse action relating to the underlying real estate collateral or fail to promptly notify us of such an event which would adversely affect our ability to enforce our rights. In addition, in the event of the bankruptcy of the borrower under the first mortgage loan, we may not have full recourse to the assets of the holder of the commercial real estate loan, or the assets of the holder of the commercial real estate loan may not be sufficient to satisfy our first mortgage loan financing. Accordingly, we may face greater risks from our first mortgage loan financings than if we had made first mortgage loans directly to owners of real estate collateral.

We may originate or acquire construction loans, which may expose us to an increased risk of loss.

We may originate or acquire construction loans. If we fail to fund our entire commitment on a construction loan or if a borrower otherwise fails to complete the construction of a project, there could be adverse consequences associated with the loan, including: a loss of the value of the property securing the loan, especially if the borrower is unable to raise funds to complete construction from other sources; a borrower claim against us for failure to perform under the loan documents; increased costs to the borrower that the borrower is unable to pay; a bankruptcy filing by the borrower; and abandonment by the borrower of the collateral for the loan.

We are subject to additional risks associated with loan participations.

Some of our loans are participation interests or co-lender arrangements in which we share the rights, obligations and benefits of the loan with other lenders. We may need the consent of these parties to exercise our rights under such loans, including rights with respect to amendment of loan documentation, enforcement proceedings in the event of default and the institution of, and control over, foreclosure proceedings. Similarly, a majority of the participants may be able to take actions to which we object but to which we will be bound if our participation interest represents a minority interest. We may be adversely affected by this lack of full control.

We may originate or acquire B-Notes, a form of subordinated mortgage loan, and we may be subject to additional risks relating to the privately negotiated structure and terms of the transaction, which may result in losses to us.

We may originate or acquire B-Notes. A B-Note is a mortgage loan typically (i) secured by a first mortgage on a single large commercial property or group of related properties and (ii) subordinated to an A-Note secured by the same first mortgage on the same collateral. As a result, if a borrower defaults, there may not be sufficient funds remaining for B-Note owners after payment to the A-Note owners. B-Notes reflect similar credit risks to comparably rated CMBS. However, since each transaction is privately negotiated, B-Notes can vary in their structural characteristics and risks. For example, the rights of holders of B-Notes to control the process following a borrower default may be limited in certain investments and circumstances. Further, B-Notes typically are secured by a single property, and so reflect the increased risks associated with a single property compared to a pool of properties. B-Notes also are less liquid than CMBS, thus we may be unable to dispose of underperforming or non-performing investments.

Our investments in subordinate loans, subordinate participation interests in loans and subordinate CMBS rank junior to other senior debt and we may be unable to recover our investment in these loans.

We may originate or acquire subordinate loans (including mezzanine loans), subordinate participation interests in loans and subordinate CMBS. In the event a borrower defaults on a loan and lacks sufficient assets to satisfy our loan, we may suffer a loss of principal or interest. In the event a borrower declares bankruptcy, we may not have full recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the loan. In addition, certain of our loans may be subordinate to other debt of the borrower. If a borrower defaults on a loan to us or on debt senior to our loan, or in the event of a borrower bankruptcy, our loan will be satisfied only after the senior debt is paid in full. Where debt senior to our loan exists, the presence of intercreditor arrangements may limit our ability to amend loan documents, assign our loans, accept prepayments, exercise remedies and control decisions made in bankruptcy proceedings relating to borrowers.

If a borrower defaults on our mezzanine loan, subordinate loan or debt senior to any loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt is paid in full. As a result, we may not recover some or all of our initial expenditure. In addition, mezzanine and subordinate loans may have higher loan-to-value ratios than first mortgage loans, resulting in less equity in the property and increasing the risk of loss of principal. Significant losses related to our mezzanine loans or subordinate loans would result in operating losses for us.

In general, losses on a mortgaged property securing a mortgage loan included in a securitization will be borne first by the equity holder of the property, then by a cash reserve fund or letter of credit, if any, then by the holder of a mezzanine loan or B-Note, if any, then by the “first loss” subordinated security holder (generally, the “B-Piece” buyer) and then by the holder of a higher-rated security. In the event of default and the exhaustion of any equity support, reserve fund, letter of credit, mezzanine loans or B-Notes, and any classes of securities junior to those in which we may invest, we may not be able to recover all of our investment in the securities we purchased. In addition, if the underlying mortgage portfolio has been overvalued by the originator, or if the values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related mortgage-backed securities, the securities in which we may invest may effectively become the “first loss” position behind the more senior securities, which may result in significant losses to us. The prices of lower credit quality securities are generally less sensitive to interest rate changes than more highly rated investments, but more sensitive to adverse economic downturns or individual issuer developments. A projection of an economic downturn, for example, could cause a decline in the price of lower credit quality securities because the ability of obligors of mortgage loans underlying the mortgage-backed securities to make principal and interest payments may be impaired. In such event, existing credit support in the securitization structure may be insufficient to protect us against loss of our principal in these securities.

The market value of our investments in CMBS could fluctuate materially as a result of various risks that are out of our control and may result in significant losses.

We currently invest in and may continue to invest in CMBS, a specific type of structured finance security. CMBS are securities backed by obligations (including certificates of participation in obligations) that are principally secured by commercial mortgage loans or interests therein having a multi-family or commercial use, such as shopping malls, other retail space, office buildings, industrial or warehouse properties, hotels, nursing homes and senior living centers. Accordingly, investments in CMBS are subject to the various risks described herein which relate to the pool of underlying assets in which the CMBS represents an interest. The exercise of remedies and successful realization of liquidation proceeds relating to commercial mortgage loans underlying CMBS may be highly dependent on the performance of the servicer or special servicer. There may be a limited number of special servicers available, particularly those which do not have conflicts of interest. We will bear the risk of loss on any CMBS we purchase. Further, the insurance coverage for various types of losses is limited in amount and we would bear losses in excess of the applicable limitations.

We may attempt to underwrite our investments on a “loss-adjusted” basis, which projects a certain level of performance. However, there can be no assurance that this underwriting will accurately predict the timing or magnitude of such losses. To the extent that this underwriting has incorrectly anticipated the timing or magnitude of losses, our business may be adversely affected. Some mortgage loans underlying CMBS may default. Under such circumstances, cash flows of CMBS investments held by us may be adversely affected as any reduction in the mortgage payments or principal losses on liquidation of any mortgage loan may be applied to the class of CMBS relating to such defaulted loans that we hold.

The market value of our CMBS investments could fluctuate materially over time as the result of changes in mortgage spreads, treasury bond interest rates, capital market supply and demand factors, and many other factors that affect high-yield fixed income products. These factors are out of our control, and could influence our ability to obtain short-term financing on the CMBS. The CMBS in which we may invest may have no, or only a limited, trading market. In addition, we may in the future invest in CMBS investments that are not rated by any credit rating agency, and such investments may be less liquid than CMBS that are rated. The financial markets in the past have experienced and could in the future experience a period of volatility and reduced liquidity which may reoccur or continue and reduce the market value of CMBS. Some or all of the CMBS that we hold may be subject to restrictions on transfer and may be considered illiquid.

We have acquired and, in the future, may acquire net leased real estate assets, or make loans to owners of net leased real estate assets (including ourselves), which carry particular risks of loss that may have a material impact on our financial condition, liquidity and results of operations.

A net lease requires the tenant to pay, in addition to the fixed rent, some or all of the property expenses that normally would be paid by the property owner. The value of our investments and the income from our investments in net leased properties, if any, will depend upon the ability of the applicable tenant to meet its obligations to maintain the property under the terms of the net lease. If a tenant fails or becomes unable to so maintain a property, the cash flow and/or the value of the property would be adversely affected. In addition, under many net leases the owner of the property retains certain obligations with respect to the property, including among other things, the responsibility for maintenance and repair of the property, to provide adequate parking, maintenance of common areas and compliance with other affirmative covenants in the lease. If we, as the owner, or the borrower, were to fail to meet these obligations, the applicable tenant could abate rent or terminate the applicable lease, which may result in a loss of capital invested in, and anticipated profits from, the property. In addition, we, as the owner, or the borrower may find it difficult to lease certain property to new tenants if that property had been suited to the particular needs of a former tenant.

The expense of operating and owning real property may impact our cash flow from operations.

We have in the past and may in the future make equity investments in real property. Costs associated with real estate investment, such as real estate taxes, insurance and maintenance costs, generally are not reduced even when a property is not fully occupied, rental rates decrease or other circumstances cause a reduction in income from the property. As a result, cash flow from the operations of our properties may be reduced if a tenant does not pay its rent or we are unable to rent out properties on favorable terms. Under those circumstances, we might not be able to enforce our rights as landlord without delays and may incur substantial legal costs. Additionally, new properties that we may acquire or redevelop may not produce significant revenue immediately, and the cash flow from existing operations may be insufficient to pay the operating expenses and principal and interest on debt associated with such properties until they are fully leased.

For example, in December 2012, we entered into a joint venture to purchase 427 residential condominium units in Veer Towers. There can be no assurance that this investment will generate positive cash flows in excess of the expense of owning and operating such properties.

Our investments in securities and mortgages issued by agencies or instrumentalities of the U.S. government face risks of prepayments or defaults on U.S. Agency Securities that we own at a premium and of “negative convexity.”

We currently invest in and may continue to invest in securities and mortgages issued by agencies or instrumentalities of the U.S. government, including Ginnie Mae, Fannie Mae, the Federal Housing Administration (“FHA”), Freddie Mac and other government agency mortgages secured by single multifamily properties or skilled nursing facilities. Additionally, we invest in real estate mortgage investment conduit (“REMIC”) securities collateralized by these mortgages. We invest in U.S. Agency Securities, the principal of which is guaranteed implicitly or explicitly by the U.S. government. Therefore, the most significant risks present in U.S. Agency Securities owned by us are first, in prepayments or defaults on U.S. Agency Securities that we own at a premium and second, “negative convexity,” as defined below.

We are exposed to the risk of increased prepayments or defaults by any mortgage or security that we own at a premium, such as any interest-only securities, most single mortgage securities and all construction and permanent loans. Any principal paydown diminishes the amount outstanding in these securities and reduces the yield to us. Before purchasing a loan or security, we judge the likelihood of prepayment based on certain prepayment and default parameters and our own experience in the government agency security market. Different estimates, judgments and assumptions reasonably could be used that would have a material effect on our judgment and, accordingly, result in losses to our business.

“Negative convexity” is the inverse relationship between interest rates and the average expected life of a pool of mortgage loans; when interest rates rise, a mortgage may extend and when interest rates fall, a mortgage may prepay or default. As in any mortgage security, negative convexity is a concern as the yield on mortgage-backed securities is based on the average expected life of the underlying pool of mortgage loans. The actual prepayment experience of such pools may cause the yield we realize to differ from that calculated by us in making the investment, resulting in losses or profits. To protect against prepayments in a falling interest rate environment, typically each newly originated multifamily loan owned by us has a combination of 10 years of call/prepayment protection. However, an unexpected default in a single large property may reduce yield. In each transaction, we attempt to understand the agencies’ underwriting processes in order to assess the risk of default associated with a particular U.S. Agency Security. We also endeavor to diversify our holdings and at periodic points in time, sell our older positions for newer product, which may have less likelihood of default. There is no guarantee that we will be successful in either of these activities. When interest rates are rising, the rate of prepayment tends to decrease, thereby lengthening the actual average life of such pools. We frequently update our extension risk analyses and, if necessary, our hedging to account for this risk. The same is true when interest rates fall and prepayments tend to increase.

Other risks associated with U.S. Agency Securities are illiquidity, re-investment and the risk that a construction loan may not roll into a permanent loan.

A change to the conservatorship of Fannie Mae and Freddie Mac and related actions, along with any changes in laws and regulations affecting the relationship between Fannie Mae and Freddie Mac and the U.S. federal government, could adversely affect our business.

There continues to be substantial uncertainty regarding the future of Fannie Mae and Freddie Mac, including the length of time for which they may continue to exist and in what form they may operate during that period. Due to increased market concerns about the ability of Fannie Mae and Freddie Mac to withstand future credit losses associated with securities on which they provide guarantees and loans held in their investment portfolios without the direct support of the U.S. federal government, in September 2008, the Federal Housing Finance Agency (the “FHFA”) placed Fannie Mae and Freddie Mac into conservatorship and, together with the Treasury, established a program designed to boost investor confidence in Fannie Mae and Freddie Mac by supporting the availability of mortgage financing and protecting taxpayers. The U.S. government program includes contracts between the Treasury and each of Fannie Mae and Freddie Mac that seek to ensure that each GSE maintains a positive net worth by providing for the provision of cash by the Treasury to Fannie Mae and Freddie Mac if FHFA determines that its liabilities exceed its assets. Although the U.S. government has described some specific steps that it intends to take as part of the conservatorship process, efforts to stabilize these entities may not be successful and the outcome and impact of these events remain highly uncertain. Under the statute providing the framework for the GSE’s conservatorship, either or both GSEs could also be placed into receivership under certain circumstances.

In August 2012, the Treasury announced its intention to restructure the preferred stock agreements with the GSEs. Under the new agreement, the GSEs will (a) pass on all profits to the Treasury when they make money and pay nothing when they have losses (as opposed to paying a flat 10% dividend), (b) wind down their mortgage portfolios by 15% per annum with the goal of reaching a total portfolio size of $150 billion by 2018 and (c) submit a plan to the Treasury to reduce mortgage risk for both the guaranteed book and retained portfolio by December 15, 2012. In March 2013, Fannie Mae and Freddie Mac announced that they will build a new entity as they wind down operations and may eventually be replaced by the new entity. In June 2013, a draft bill introduced to a Senate committee entitled the “Housing Finance Reform and Taxpayer Protection Act of 2013”, gave a name to this new entity—the Federal Mortgage Insurance Corporation (the “FMIC”). As proposed in the draft bill, the FMIC would be modeled in part after the Federal Deposit Insurance Corporation and would provide catastrophic reinsurance in the secondary market for mortgage-backed securities. The FMIC would also take over multi-family guarantees as the existing portfolios of Fannie Mae and Freddie Mac are wound down over a span of five years. The effects that these plans, which are not guaranteed to take effect as stated or at all, may have on our business are yet to be determined.

We may make equity and preferred equity investments which involve a greater risk of loss than traditional debt financing.

We may invest in equity and preferred equity interests in entities owning real estate. Such investments are subordinate to debt financing and are not secured. Should the issuer default on our investment, in most instances we would only be able to proceed against the entity that issued the equity in accordance with the terms of the security, and not any property owned by the entity. Furthermore, in the event of bankruptcy or foreclosure, we would only be able to recoup our capital after any creditors to the entity are paid. As a result, we may not recover some or all of our capital, which could result in losses.

Our participation in the market for nonrecourse long-term securitizations may expose us to risks that could result in losses to us.

Following the dislocation of credit markets that commenced in 2007, the market for nonrecourse long-term securitizations has resumed and we have generally participated in that market by contributing loans to securitizations led by various large financial institutions and by leading a single-asset securitization on a single mortgage loan we originated. We may, in the future, take a larger role in leading single-asset and multi-asset securitizations of mortgage loans. To date, when we have primarily acted as a co-manager and mortgage loan seller into securitizations, we have been obligated to assume substantially similar liabilities as were required of a mortgage loan seller prior to the credit market dislocation, including with respect to representations and warranties required to be made for the benefit of investors. In particular, in connection with any particular securitization, we: (i) make certain representations and warranties regarding ourselves and the characteristics of, and origination process for, the mortgage loans that we contribute to the securitization; (ii) undertake to cure, or to repurchase or replace any mortgage loan that we contribute to the securitization that is affected by a material breach of any such representation and warranty or a material loan document deficiency; and (iii) assume, either directly or through the indemnification of third-parties, potential securities law liabilities for disclosure to investors regarding ourselves and the mortgage loans that we contribute to the securitization. When we lead single-asset or multi-asset securitizations as issuer and/or lead manager, we assume, either directly or through indemnification agreements, additional potential securities law liabilities and third-party liabilities beyond the liabilities we would assume when we act only as a mortgage loan seller into a securitization.

As a result of the dislocation of the credit markets, the securitization industry has crafted and continues to craft proposed changes to securitization practices, including proposed new standard representations and warranties, underwriting guidelines and disclosure guidelines. In addition, the securitization industry is becoming more regulated. For example, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), various federal agencies have promulgated, or are in the process of promulgating regulations with respect to various issues that affect securitizations, including (i) a requirement under the Dodd-Frank Act that issuers in securitizations retain 5% of the risk associated with securities they issue, (ii) requirements for additional disclosure, (iii) requirements for additional review and reporting and (iv) certain restrictions designed to prevent conflicts of interest. The implementation of any regulations ultimately adopted will occur over a time period that could range from two months to as long as two years. Certain regulations have already been adopted and others remain under consideration by various governmental agencies, in some cases past the deadlines set in the Dodd-Frank Act for adoption. It is expected that the risk-retention regulations will be adopted in early 2014 and that, pursuant to the Dodd-Frank Act as presently in effect, those regulations would take effect two years after adoption. Certain proposed regulations, if adopted, could alter the structure of securitizations in the future and could pose additional risks to our participation in future securitizations or could reduce or eliminate the economic benefits of participating in future securitizations.

Prior to any securitization, we generally finance mortgage loans with relatively short-term facilities until a sufficient portfolio is accumulated. We are subject to the risk that we will not be able to originate or acquire sufficient eligible assets to maximize the efficiency of a securitization. We also bear the risk that we might not be able to obtain new short-term facilities or would not be able to renew any short-term facilities after they expire should we need more time to seek and acquire sufficient eligible assets for a securitization. Our inability to refinance any short-term facilities would also increase our risk because borrowings thereunder would likely be recourse to us or one of our subsidiaries. If we are unable to obtain and renew short-term facilities or to consummate securitizations to finance our assets on a long-term basis, we may be required to seek other forms of potentially less attractive financing or to liquidate assets at an inopportune time or price.

Any credit ratings assigned to our investments could be downgraded, which could have a material impact on our financial condition, liquidity and results of operations.

Some of our investments may be rated by one or more of Moody’s, Fitch, Standard & Poor’s, Realpoint, Dominion Bond Rating Service, Kroll Bond Ratings or other credit rating agencies. Any credit ratings on our investments are subject to ongoing evaluation by credit rating agencies, and we cannot be assured that any such ratings will not be changed or withdrawn by a credit rating agency in the future if, in its judgment, circumstances warrant. If credit rating agencies assign a lower-than-expected rating or reduce or withdraw, or indicate that they may reduce or withdraw, their ratings of our investments in the future, the value of these investments could significantly decline, which would adversely affect the value of our portfolio and could result in losses upon disposition or the failure of borrowers to satisfy their debt service obligations to us.

The credit ratings currently assigned to our investments may not accurately reflect the risks associated with those investments.

Credit rating agencies rate investments based upon their assessment of the perceived safety of the receipt of principal and interest payments from the issuers of such debt securities. Credit ratings assigned by the credit rating agencies may not fully reflect the true risks of an investment in such securities. Also, credit rating agencies may fail to make timely adjustments to credit ratings based on recently available data or changes in economic outlook or may otherwise fail to make changes in credit ratings in response to subsequent events, so that our investments may in fact be better or worse than the ratings indicate. We try to reduce the impact of the risk that a credit rating may not accurately reflect the risks associated with a particular debt security by not relying solely on credit ratings as the indicator of the quality of an investment. We make our acquisition decisions after factoring in other information, such as the discounted value of a CMBS security’s projected future cash flows, and the value of the real estate collateral underlying the mortgage loans owned by the issuing REMIC trust. However, our assessment of the quality of a CMBS investment may also prove to be inaccurate and we may incur credit losses in excess of our initial expectations.

We could incur losses from investments in non-conforming and non-investment grade-rated loans or securities, which could have a material impact on our financial condition, liquidity and results of operations.

Some of our investments may not conform to conventional loan standards applied by traditional lenders and either may not be rated or may be rated as non-investment grade by the credit rating agencies. The non-investment grade ratings for these assets typically result from the overall leverage of the underlying loans, the lack of a strong operating history for the properties underlying the loans, the borrowers’ credit history, the properties’ underlying cash flow or other factors. As a result, these investments will have a higher risk of default and loss than investment grade-rated assets. Any loss that we incur may be significant. There may be no limits on the percentage of unrated or non-investment grade rated assets that we may hold in our portfolio.

Some of our portfolio investments will be recorded at fair value and there is uncertainty as to the value of these investments. Furthermore, our determinations of fair value may have a material impact on our financial condition and results of operations.

The value of some of our investments may not be readily determinable. We will value these investments quarterly at fair value, as determined in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (Topic 820): Fair Value Measurement, or ASC 820. Because such valuations are subjective, the fair value of certain of our assets may fluctuate over short periods of time and our determinations of fair value may differ materially from the values that would have been used if a ready market for these assets existed. Our determinations of fair value may have a material impact on our earnings, in the case of impaired loans and other assets, trading securities and available-for-sale securities that are subject to OTTI, or our accumulated other comprehensive income/(loss) in our stockholders’ equity, in the case of available-for-sale securities that are subject only to temporary impairments.

In many cases, our determination of the fair value of our investments will be based on valuations provided by third-party dealers and pricing services. Valuations of certain of our assets are often difficult to obtain or unreliable. In general, dealers and pricing services heavily disclaim their valuations. Dealers may claim to furnish valuations only as an accommodation and without special compensation, and so they may disclaim any and all liability for any direct, incidental or consequential damages arising out of any inaccuracy or incompleteness in valuations, including any act of negligence or breach of any warranty. Depending on the complexity and illiquidity of an asset, valuations of the same asset can vary substantially from one dealer or pricing service to another. Additionally, our results of operations for a given period could be adversely affected if our determinations regarding the fair value of these investments were materially higher than the values that we ultimately realize upon their disposal.

Our ability to collect upon the mortgage loans may be limited by the application of state laws.

Each of our mortgage loans permits us to accelerate the debt upon default by the borrower. The courts of all states will enforce acceleration clauses in the event of a material payment default, subject in some cases to a right of the court to revoke such acceleration and reinstate the mortgage loan if a payment default is cured. The equity courts of any state, however, may refuse to allow the foreclosure of a mortgage, deed of trust, or other security instrument or to permit the acceleration of the indebtedness if the exercise of those remedies would be inequitable or unjust or the circumstances would render the acceleration unconscionable. Thus, a court may refuse to permit foreclosure or acceleration if a default is deemed immaterial or the exercise of those remedies would be unjust or unconscionable or if a material default is cured.

Further, the ability to collect upon mortgage loans may be limited by the application of state and federal laws. Several states (including California) have laws that prohibit more than one “judicial action” to enforce a mortgage obligation. Some courts have construed the term “judicial action” broadly.

The borrowers under the loans underlying our investments may be unable to repay their remaining principal balances on their stated maturity dates, which could negatively impact our business results.

Our mortgage loans may be non-amortizing or partially amortizing balloon loans that provide for substantial payments of principal due at their stated maturities. Balloon loans involve a greater risk to the lender than amortizing loans because a borrower’s ability to repay a balloon mortgage loan on its stated maturity date typically will depend upon its ability either to refinance the mortgage loan (although some loans such as those on condominium projects, may be at least partially self-liquidating) or to sell the mortgaged property at a price sufficient to permit repayment. A borrower’s ability to effect a refinancing or sale will be affected by a number of factors. We are not obligated to refinance any of these mortgage loans.

Third-party diligence reports on mortgaged properties are made as of a point in time and are therefore limited in scope.

Appraisals and engineering and environmental reports, as well as a variety of other third party reports, are generally obtained with respect to each of the mortgaged properties underlying our investments at or about the time of origination. Appraisals are not guarantees of present or future value. One appraiser may reach a different conclusion than the conclusion that would be reached if a different appraiser were appraising that property. Moreover, the values of the mortgaged properties may have fluctuated significantly since the appraisals were performed. In addition, any third party report, including any engineering report, environmental report, site inspection or appraisal represents only the analysis of the individual consultant, engineer or inspector preparing such report at the time of such report, and may not reveal all necessary or desirable repairs, maintenance, remediation and capital improvement items.

The owners of, and borrowers on, the properties which secure our investments may seek the protection afforded by bankruptcy, insolvency and other debtor relief laws, which may create potential for risk of loss to us.

Although commercial mortgage lenders typically seek to reduce the risk of borrower bankruptcy through such items as nonrecourse carveouts for bankruptcy and special purpose entity/separateness covenants and/or non-consolidation opinions for borrowing entities, the owners of, and borrowers on, the properties which secure our investments may still seek the protection afforded by bankruptcy, insolvency and other debtor relief laws. One of the protections offered in such proceedings to borrowers or owners is a stay of legal proceedings against such borrowers or owners, and a stay of enforcement proceedings against collateral for such loans or underlying such securities (including the properties and cash collateral). A stay of foreclosure proceedings could adversely affect our ability to realize on its collateral, and could adversely affect the value of those assets. Other protections in such proceedings to borrowers and owners include forgiveness of debt, the ability to create super priority liens in favor of certain creditors of the debtor, the potential loss of cash collateral held by the lender if the lender is over-collateralized, and certain well defined claims procedures. Additionally, the numerous risks inherent in the bankruptcy process create a potential risk of loss of our entire investment in any particular investment.

Liability relating to environmental matters may impact the value of properties that we may acquire or the properties underlying our investments.

Liability relating to environmental matters may decrease the value of the underlying properties of our investments and may adversely affect the ability of a person to sell such property or real estate instrument related to the property or borrow using such property as collateral and may adversely affect the security afforded by a property for a mortgage loan. Under various federal, state and local laws, an owner or operator of real property may become liable for the costs of removal of certain hazardous substances released on, about, under or in its property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. To the extent that an owner of an underlying property becomes liable for removal costs, testing, monitoring, remediation, bodily injury or property damage, the ability of the owner to make debt payments may be reduced, which in turn may adversely affect the value of the relevant mortgage asset related to such property. If we acquire any properties by foreclosure or otherwise, the presence of hazardous substances on a property may adversely affect our ability to sell the property and we may incur substantial remediation costs, thereby harming our financial conditions. The discovery of material environmental liabilities attached to such properties could have a material adverse effect on our results of operations and financial condition. Moreover, some federal and state laws provide that, in certain situations, a secured lender, such as us, may be liable as an “owner” or “operator” of the real property, regardless of whether the borrower or previous owner caused the environmental damage. Therefore, the presence of hazardous materials on certain property could have an adverse effect on us in our capacity as the owner of such property, as the mortgage lender to the owner of such property, or as the holder of a real estate instrument related to such property.

Insurance on the real estate underlying our loans and investments may not cover all losses, and this shortfall could result in both loss of cash flow from and a decrease in the asset value of the affected property.

The borrower, or we as property owner and/or originating lender, as the case may be, might not purchase enough or the proper types of insurance coverage to cover all losses. Further, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, terrorism or acts of war that may be uninsurable or not economically insurable. Inflation, changes in building codes and ordinances, environmental considerations and other factors, including terrorism or acts of war, also might make the insurance proceeds insufficient to repair or replace a property if it is damaged or destroyed. Under such circumstances, the insurance proceeds received might not be adequate to restore our economic position with respect to the affected real property. Any uninsured loss could result in both loss of cash flow from and a decrease in the asset value of the affected property.

Our entitlement to repayment on a loan may be impacted by the doctrine of equitable subordination, which would result in the subordination of our claim to the claims of other creditors of the borrower.

Courts have, in some cases, applied the doctrine of equitable subordination to subordinate the claim of a lending institution against a borrower to claims of other creditors of the borrower, when the lending institution is found to have engaged in unfair, inequitable or fraudulent conduct. The courts have also applied the doctrine of equitable subordination when a lending institution or its affiliates are found to have exerted inappropriate control over a borrower, including control resulting from the ownership of equity interests in a borrower. In certain instances where we own equity in a property, we also may make one or more loans to the owner of such property. Payments on one or more of our loans, particularly a loan to a borrower in which we also hold equity interests, may be subject to claims of equitable subordination that would place our entitlement to repayment of the loan on an equal basis with holders of the borrower’s common equity only after all of the borrower’s obligations relating to its other debt and preferred securities has been satisfied.

If we purchase or originate loans secured by liens on facilities that are subject to a ground lease and such ground lease is terminated unexpectedly, our interests could be adversely affected.

A ground lease is a lease of land, usually on a long-term basis, that does not include buildings or other improvements on the land. Normally any real property improvements made by the lessee during the term of the lease will revert to the owner at the end of the lease term. We may purchase or originate loans secured by liens on facilities that are subject to a ground lease, and, if the ground lease were to terminate unexpectedly, due to the borrower’s default on such ground lease, our business could be adversely affected.

For certain of our loans, we may rely on loan agents and special servicers and such agents and servicers may not act in the manner that we expect.

With respect to some of our loans, we will be neither the agent of the lending group that receives payments under the loan nor the agent of the lending group that controls the collateral for purposes of administering the loan. When we are not the agent for a loan, we may not receive the same financial or operational information as we would receive for loans for which we are the agent and, in many instances, the information on which we must rely may be provided by the agent rather than directly by the borrower. As a result, it may be more difficult for us to track or rate such loans than it is for the loans for which we are the agent. Additionally, we may be prohibited or otherwise restricted from taking actions to enforce the loan or to foreclose upon the collateral securing the loan without the agreement of other lenders holding a specified minimum aggregate percentage, generally a majority or two-thirds of the outstanding principal balance. It is possible that an agent or other lenders for one of such loans may choose not to take the same actions to enforce the loan or to foreclose upon the collateral securing the loan that we would have taken had we been agent for the loan.

We may not be able to control the party who services the mortgage loans included in the CMBS in which we may invest if those loans are in default and, in such cases, our interests could be adversely affected.

With respect to each series of the CMBS in which we may invest, overall control over the special servicing of the related underlying mortgage loans will be held by a “directing certificate-holder” or a “controlling class representative,” which is appointed by the holders of the most subordinate class of CMBS in such series. We may not have the right to appoint the directing certificate-holder or controlling class representative. In connection with the servicing of the specially serviced mortgage loans, the related special servicer may, at the direction of the directing certificate-holder or controlling class representative, take actions with respect to the specially serviced mortgage loans that could adversely affect our interests. However, the special servicer is not permitted to take actions that are prohibited by law or violate the applicable servicing standard or the terms of the mortgage loan documents.

We may be required to make determinations of a borrower’s creditworthiness based on incomplete information or information that we cannot verify, which may cause us to purchase or originate loans that we otherwise would not have purchased or originated and, as a result, may negatively impact our business.

The commercial real estate lending business depends on the creditworthiness of borrowers, which we must judge. In making such judgment, we will depend on information obtained from non-public sources and the borrowers in making many decisions related to our portfolio, and such information may be difficult to obtain or may be inaccurate. As a result, we may be required to make decisions based on incomplete information or information that is impossible or impracticable to verify. A determination as to the creditworthiness of a prospective borrower is based on a wide-range of information including, without limitation, information relating to the form of entity of the prospective borrower, which may indicate whether the borrower can limit the impact that its other activities have on its ability to pay obligations related to the mortgaged property. Even if we are provided with full and accurate disclosure of all material information concerning a borrower, members of the management team may misinterpret or incorrectly analyze this information, which may cause us to purchase or originate loans that we otherwise would not have purchased or originated and, as a result, may negatively impact our business or the borrower could still defraud us after origination leading to a loss.

Our reserves for loan losses may prove inadequate, which could have a material adverse effect on us.

We maintain and regularly evaluate financial reserves to protect against potential future losses. Our reserves reflect management’s judgment of the probability and severity of losses. We cannot be certain that our judgment will prove to be correct and that reserves will be adequate over time to protect against potential future losses because of unanticipated adverse changes in the economy or events adversely affecting specific assets, borrowers, industries in which our borrowers operate or markets in which our borrowers or their properties are located. We must evaluate existing conditions on our debt investments to make determinations to record loan loss reserves on these specific investments. If our reserves for credit losses prove inadequate, we could suffer losses which would have a material adverse effect on our financial performance.

If the loans that we originate or purchase do not comply with applicable laws, we may be subject to penalties.

Loans that we originate or purchase may be directly or indirectly subject to U.S. laws. Real estate lenders and borrowers may be responsible for compliance with a wide range of law intended to protect the public interest, including, without limitation, the Truth in Lending, Equal Credit Opportunity, Fair Housing and Americans with Disabilities Acts and local zoning laws (including, but not limited, to zoning laws that allow permitted non-conforming uses). If we or any other person fail to comply with such laws in relation to a loan that we have purchased or originated, legal penalties may be imposed, and our business may be adversely affected as a result. Additionally, jurisdictions with “one action,” “security first” and/or “antideficiency rules” may limit our ability or the ability of a special servicer of a CMBS issuance to foreclose on a real property or to realize on obligations secured by a real property. In the future, new laws may be enacted or imposed by federal, state or local governmental entities, and such laws may have an adverse effect on our business.

We are subject to various risks relating to non-U.S. securities and loans that may make them more risky than our investments in U.S.-based securities and loans.

Investments in securities or loans of non-U.S. issuers or borrowers or on non-U.S. properties and securities denominated or whose prices are quoted in non-U.S. currencies pose, to the extent not hedged, currency exchange risks (including blockage, devaluation and nonexchangeability), as well as a range of other potential risks which could include expropriation, confiscatory taxation, withholding or other taxes on interest, dividends, capital gain or other income, political or social instability, illiquidity, price volatility, market manipulation and the burdens of complying with international licensing and regulatory requirements and prohibitions that differ between jurisdictions. In addition, less information may be available regarding non-U.S. properties or securities of non-U.S. issuers or borrowers and non-U.S. issuers or borrowers may not be subject to accounting, auditing and financial reporting standards and requirements comparable to or as uniform as those of U.S. issuers. Transaction costs of investing in non-U.S. securities or loan markets are generally higher than in the United States, and there may be less government supervision and regulation of exchanges, brokers and issuers than there is in the United States. We might have greater difficulty taking appropriate legal action in non-U.S. courts and non-U.S. markets also have different clearance and settlement procedures which in some markets have at times failed to keep pace with the volume of transactions, thereby creating substantial delays and settlement failures that could adversely affect our performance.

Risks Related to Our Indebtedness

Our business is highly leveraged, which could lead to greater losses than if we were not as leveraged.

We do and, in the future, intend to use financial leverage in executing our business plan. Such borrowings my take the form of “financing facilities” such as bank credit facilities, credit facilities from government agencies (including the FHLB), repurchase agreements and warehouse lines of credit, which are secured revolving lines of credit that we utilize to warehouse portfolios or real estate instruments until we exit them through securitization. We do and, in the future, intend to enter into securitization and other long-term financing transactions to use the proceeds from such transactions to reduce the outstanding balances under these financing facilities. However, such agreements may include a recourse component. Further, any financing facilities that we currently have or may use in the future to finance our assets may require us to provide additional collateral or pay down debt if the market value of our assets pledged or sold to the provider of the credit facility or the repurchase agreement counterparty decline in value. In addition, our borrowings are generally based on floating interest rates, the fluctuation of which could adversely affect our business and results of operations. Our use of leverage in a market that moves adversely to our business interests could result in a substantial loss to us, which would be greater than if we were not leveraged.

There can be no assurance that we will be able to utilize financing arrangements in the future on favorable terms, or at all.

There is no assurance that we will be able to obtain, maintain or renew our financing facilities on terms favorable to us or at all. Furthermore, any financing facility that we enter into will be subject to conditions and restrictive covenants relating to our operations, which may inhibit our ability to grow our business and increase revenues. To the extent we breach a covenant or cannot satisfy a condition, such facility may not be available to us, or may be required to be repaid in full or in part, which could limit our ability to pursue our business strategies. Further, such borrowings may limit the length of time during which any given asset may be used as eligible collateral.

Additionally, if we are unable to securitize our loans to replenish a warehouse line of credit, we may be required to seek other forms of potentially less attractive financing or otherwise to liquidate our assets. Furthermore, some of our warehouse lines of credit contain cross-default provisions. If a default occurs under one of these warehouse lines of credit and the lenders terminate one or more of these agreements, we may need to enter into replacement agreements with different lenders. There can be no assurance that we will be successful in entering into such replacement agreements on the same terms as the terminated warehouse line of credit.

We may issue more unsecured corporate bonds in the future depending on the financing requirements of our business and market conditions. Our failure to maintain the credit ratings on our debt securities could negatively affect our ability to access capital and could increase our interest expense. The credit rating agencies periodically review our capital structure and the quality and stability of our earnings. Deterioration in our capital structure or the quality and stability of our earnings could result in a downgrade of the credit ratings on our Notes and other debt securities. Any negative ratings actions could constrain the capital available to us and could limit our access to funding for our operations. We are dependent upon our ability to access capital at rates and on terms we determine to be attractive. If our ability to access capital becomes constrained, our interest costs could increase, which could have material adverse effect on our results of operations, financial condition and cash flows.

The utilization of any of our repurchase and warehouse facilities and other financing arrangements is subject to the pre- approval of the lender, which we may be unable to obtain.

In order to borrow funds under a repurchase or warehouse agreement or other financing arrangement, the lender has the right to review the potential assets for which we are seeking financing and approve such asset in its sole discretion. Accordingly, we may be unable to obtain the consent of a lender to finance an investment and alternate sources of financing for such asset may not exist.

Our use of repurchase agreements to finance our securities and/or loans may give our lenders greater rights in the event that either we or a lender files for bankruptcy, including the right to repudiate our repurchase agreements, which could limit or delay our claims.

In the event of our insolvency or bankruptcy, certain repurchase agreements may qualify for special treatment under the U.S. Bankruptcy Code, the effect of which, among other things, would be to allow the lender under the applicable repurchase agreement to avoid the automatic stay provisions of the U.S. Bankruptcy Code and to foreclose on the collateral agreement without delay. In the event of the insolvency or bankruptcy of a lender during the term of a repurchase agreement, the lender may be permitted under applicable insolvency laws to repudiate the contract, and our claim against the lender for damages may be treated simply as an unsecured claim. In addition, if the lender is a broker or dealer subject to the Securities Investor Protection Act of 1970, or an insured depository institution subject to the Federal Deposit Insurance Act, our ability to exercise our rights to recover our securities under a repurchase agreement or to be compensated for any damages resulting from the lender’s insolvency may be further limited by those statutes. These claims would be subject to significant delay and, if and when received, may be substantially less than the damages we actually incur. Therefore, our use of repurchase agreements to finance our portfolio assets exposes our pledged assets to risk in the event of a bankruptcy filing by either a lender or ourselves.

If a counterparty to our repurchase transactions defaults on its obligation to resell the underlying security and/or loans to us at the end of the transaction term, or if the value of the underlying security and/or loans has declined as of the end of that term, or if we default on our obligations under the repurchase agreement, we will lose money on our repurchase transactions.

When we engage in repurchase transactions, we generally sell securities and/or loans to lenders (i.e., repurchase agreement counterparties) in return for cash from the lenders. The lenders then are obligated to resell the same securities and/or loans to us at the end of the term of the transaction. In a repurchase agreement, the cash we receive from a lender when we initially sell the securities and/or loans to such lender is less than the value of the securities and/or loans sold. If the lender defaults on its obligation to resell the same securities and/or loans to us under the terms of a repurchase agreement, we will incur a loss on the transaction equal to the difference between the value of the securities and/or loans sold and the cash we received from the lender (assuming there was no change in the value of the securities and/or loans). We also would lose money on a repurchase transaction if the value of the underlying securities and/or loans has declined as of the end of the transaction term, as we would have to repurchase the securities and/or loans for their initial value but would receive securities and/or loans worth less than that amount. Further, if we default on one of our obligations under a repurchase transaction, the lender will be able to terminate the transaction and cease entering into any other repurchase transactions with us. Our repurchase agreements generally contain cross-default provisions, so that if a default occurs under any one agreement, the lenders under our other agreements also could declare a default. If a default occurs under any of our repurchase agreements and the lenders terminate one or more of their repurchase agreements, we may need to enter into replacement repurchase agreements with different lenders. There can be no assurance that we will be successful in entering into such replacement repurchase agreements on the same terms as the repurchase agreements that were terminated or at all. Any losses that we incur on our repurchase transactions could adversely affect our earnings.

We may be subject to repurchases of loans or indemnification on loans and real estate that we have sold if certain representations or warranties in those sales are breached.

If loans that we sell or securitize do not comply with representations and warranties that we make about the loans, the borrowers, or the underlying properties, we may be required to repurchase such loans (including from a trust vehicle used to facilitate a structured financing of the assets through a securitization) or replace them with substitute loans. Additionally, in the case of loans and real estate that we have sold, we may be required to indemnify persons for losses or expenses incurred as a result of a breach of a representation or warranty. Repurchased loans typically will require a significant allocation of working capital to be carried on our books, and our ability to borrow against such assets may be limited. Any significant repurchases or indemnification payments could adversely affect our business.

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our Notes and other indebtedness, and could have a material adverse effect on the value of our common stock.

We have, and will continue to have, a significant amount of indebtedness. At June 30, 2013, we and our subsidiaries had approximately $1.2 billion of aggregate principal amount of indebtedness outstanding, of which $919.2 million was secured indebtedness. The New Revolving Credit Facility (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources–The New Revolving Credit Facility”) would permit us to borrow up to an additional $75 million, although we have no plans to borrow that much at this time. Our substantial level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. Our substantial indebtedness could have other important consequences to you and significant effects on our business. For example, it could;

•	make it more difficult for us to satisfy our obligations with respect to our Notes and other debt securities, and our other debt;

•	increase our vulnerability to adverse changes in general economic, industry and competitive conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restrict us from capitalizing on business opportunities;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds for working capital, acquisitions, debt service requirements, execution of our business strategy or other general corporate purposes.

The occurrence of any one or more of these effects could have a material adverse effect on the value of our common stock.

In addition, the credit agreements governing our funding debt and the indenture governing our Notes contain, and the agreements governing future indebtedness and future debt securities may contain, restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all of our indebtedness, which could lead to a substantial loss and a material adverse effect on the value of our common stock.

We will depend on distributions from our subsidiaries to fulfill our obligations under our indebtedness.

Our ability to service debt obligations, including our ability to pay the interest on and principal of our credit facilities, Notes and other debt securities when due, will be dependent upon cash distributions or other transfers from our subsidiaries. Payments to us by our subsidiaries will be contingent upon their respective earnings and subject to any limitations on the ability of such entities to make payments or other distributions to us, including limitations imposed by individual debt arrangements at these subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation to make any funds available to us.

Despite our current level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional debt in the future. Although we are subject to certain restrictions on our ability to incur additional debt in the indenture governing the senior notes and our other debt agreements, such restrictions would allow us to incur significant additional debt and are subject to significant qualifications and restrictions.

To the extent that we incur additional indebtedness or such other obligations, the risk associated with our substantial indebtedness described above, including our possible inability to service our debt, will increase. In addition, because certain of our outstanding indebtedness bears interest at variable rates of interest, we are exposed to risk from fluctuations in interest rates. We may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk, or may create additional risks.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could harm our business, financial condition and results of operations.

Generally, the debt we have incurred to finance the mortgage loans we originate matures sooner than those mortgage loans. Our ability to make payments on and to refinance our indebtedness, including the Notes, and to fund working capital needs will depend on our ability to generate cash in the future. This ability, to a certain extent, is subject to general economic, financial, competitive, business, legislative, regulatory and other factors that are beyond our control.

If our business does not generate sufficient cash flow from operations or if future borrowings are not available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs, we may need to refinance all or a portion of our indebtedness, on or before the maturity thereof, sell assets or seek to raise additional capital, any of which could have a material adverse effect on our operations and the value of our common stock. In addition, we may not be able to effect any of these actions, if necessary, on commercially reasonable terms or at all. Our ability to restructure or refinance our indebtedness, will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future indebtedness may limit or prevent us from taking any of these actions. In addition, any failure to make scheduled payments of interest or principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on commercially reasonable terms or at all. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance or restructure our obligations on commercially reasonable terms or at all, would have an adverse effect, which could be material, on our business, financial condition and results of operations, as well as the value of our common stock.

Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our financial condition and results of operations.

If there were an event of default under any of the agreements relating to our outstanding indebtedness, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. Our assets or cash flow could be insufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. Further, if we are unable to repay, refinance or restructure our indebtedness under our secured debt, the holders of such debt could proceed against the collateral securing that indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments. As a result, any default by us on our indebtedness could have a material adverse effect on our business and could have a material adverse effect on the value of our common stock.

The indenture governing our Notes and the credit agreements governing our funding debt will restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The indenture governing our Notes and the credit agreements governing our funding debt will impose significant operating and financial restrictions and limit the ability of LCFH, Ladder Capital Finance Corporation and their restricted subsidiaries to, among other things:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions in respect of, or repurchase or redeem, partnership interests or capital stock;

•	prepay, redeem or repurchase certain debt;

•	sell or otherwise dispose of assets;

•	sell stock of our subsidiaries;

•	incur liens;

•	enter into transactions with affiliates;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	consolidate, merge or sell all or substantially all of our assets.

As a result of these covenants and restrictions, we are and will be limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. In addition, we will be required to maintain specified financial ratios and satisfy other financial condition tests. The terms of any future indebtedness we may incur could include more restrictive covenants. We may be unable to maintain compliance with these covenants in the future and, if we fail to do so, we may be unable to obtain waivers from the lenders and/or amend the covenants.

Our failure to comply with the restrictive covenants described above as well as others contained in our future debt instruments from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms, our results of operations and financial condition, as well as the value of our common stock, could be adversely affected.

Risks Related to Regulatory and Compliance Matters

One of our subsidiaries is registered as a broker-dealer and is subject to various broker-dealer regulations. Violations of these regulations could result in revocation of broker-dealer licenses, fines or other disciplinary action.

We have a subsidiary that is registered as a broker-dealer with the SEC and in all 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands, and is a member of the Financial Industry Regulatory Authority (“FINRA”). This subsidiary, which from time to time co-manages the CMBS securitizations to which an affiliate contributes collateral as loan seller, is subject to regulations that cover all aspects of its business, including sales methods, trade practices, use and safekeeping of clients’ funds and securities, the capital structure of the subsidiary, recordkeeping, the financing of clients’ purchases and the conduct of directors, officers and employees. The SEC and FINRA have also imposed both conduct-based and disclosure-based requirements with respect to research reports. Violation of these regulations can result in the revocation of broker-dealer licenses (which could result in our having to hire new licensed investment professionals before continuing certain operations), the imposition of censure or fines and the suspension or expulsion of the subsidiary, its officers or employees from FINRA. In addition, our broker-dealer subsidiary is subject to routine periodic examination by the staff of FINRA.

As a registered broker-dealer and member of a self-regulatory organization, our broker-dealer subsidiary is subject to the SEC’s uniform net capital rule. Rule 15c3-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant part of a broker-dealer’s assets be kept in relatively liquid form. The SEC and FINRA impose rules that require notification when net capital falls below certain predefined criteria, limit the ratio of subordinated debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. Additionally, the SEC’s uniform net capital rule imposes certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC for certain withdrawals of capital.

The Dodd-Frank Act will result in additional regulation by the SEC, the U.S. Commodity Futures Trading Commission (“CFTC”) and other regulators of our broker-dealer subsidiary. The legislation calls for the imposition of expanded standards of care by market participants in dealing with clients and customers, including by providing the SEC with authority to adopt rules establishing fiduciary duties for broker-dealers and directing the SEC to examine and improve sales practices and disclosure by broker-dealers and investment advisers. Our broker-dealer subsidiary will also be affected by rules to be adopted by federal agencies pursuant to the Dodd-Frank Act that require any person who organizes or initiates an asset-backed security transaction to retain a portion (generally, at least five percent) of any credit risk that the person conveys to a third party. Securitizations will also be affected by rules proposed by the SEC in September 2011 to implement the Dodd-Frank Act’s prohibition against securitization participants’ engaging in any transaction that would involve or result in any material conflict of interest with an investor in a securitization transaction. The proposed rules would except bona fide market-making activities and risk-mitigating hedging activities in connection with securitization activities from the general prohibition.

If our subsidiaries that are regulated as registered investment advisers are unable to meet the requirements of the SEC or fail to comply with certain federal and state securities laws and regulations, they may face termination of their investment adviser registration, fines or other disciplinary action.

Two of our subsidiaries are regulated by the SEC as registered investment advisers. Registered investment advisers are subject to the requirements and regulations of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Such requirements relate to, among other things, fiduciary duties to advisory clients, maintaining an effective compliance program, solicitation agreements, conflicts of interest, recordkeeping and reporting requirements, disclosure requirements, limitations on agency cross and principal transactions between an advisor and advisory clients and general anti-fraud prohibitions. Non-compliance with the Advisers Act or other federal and state securities laws and regulations could result in investigations, sanctions, disgorgement, fines and reputational damage.

If our subsidiaries that are regulated as registered investment advisers are unable to successfully negotiate the terms of their management fees, our results of operations could be negatively impacted.

Our asset management business, which currently consists of our institutional bridge loan partnership (a private investment fund) in addition to three separate CMBS managed accounts, depends in large part on our ability to raise capital from third-party investors. If we are unable to raise capital from third-party investors, we would be unable to collect management fees or deploy their capital into investments and potentially receive additional fees and compensation, which would materially reduce our revenue and cash flow from our asset management business and adversely affect our financial condition.

In connection with creating new investment products or securing additional investments in existing accounts and vehicles, we negotiate terms with existing and potential investors. The outcome of such negotiations could result in our agreement to terms that are materially less favorable to us than the terms of other accounts or vehicles one of our investment adviser subsidiaries has advised. Such terms could restrict our subsidiaries’ ability to advise accounts or vehicles with investment objectives or strategies that compete with existing accounts or vehicles, reduce fee revenues we earn, reduce the percentage of profits on third-party capital that we share in or add expenses and obligations for us in managing the accounts or vehicles or increase our potential liabilities, all of which could ultimately reduce our profitability.

The historical returns attributable to the accounts and investment vehicles managed by our asset management business are not indicative of the future results of the accounts and investment vehicles managed by this business, our future results or the performance of the Notes.

The historical and potential future returns of the accounts and investment vehicles managed by our asset management business are not directly linked to returns on our business. Therefore, any positive performance of the accounts and investment vehicles that we manage will not necessarily result in positive returns on an investment in our common equity. However, poor performance of the accounts and investment vehicles that we manage would cause a decline in our revenue from such accounts and investment vehicles, and would therefore have a negative effect on our performance.

One of our subsidiaries that advises private investment funds may provide investors the right to redeem their investments in these funds or to cause these funds to be dissolved. In addition, the investment management agreements related to our separately managed accounts may permit the investor to terminate our management of such account on short notice. Any of these events would lead to a decrease in our revenues, which could be substantial.

Investors in any private investment funds advised by one of our subsidiaries may have the right redeem their investments on an annual, semi-annual or quarterly basis following the expiration of a specified period of time when capital may not be withdrawn, subject to the applicable fund’s specific redemption provisions. In a declining market, the pace of redemptions and consequent reduction in our subsidiary’s assets under management could accelerate. The decrease in revenues that would result from significant redemptions in our subsidiary’s funds could have a material adverse effect on our business, revenues, net income and cash flows.

One of our subsidiaries currently manages certain separately managed accounts whereby it earns management and incentive fees. The investment management agreements our subsidiary enters into in connection with managing separately managed accounts on behalf of certain clients may be terminated by such clients on relatively short notice. In the case of any such terminations, the management and incentive fees our subsidiary earns in connection with managing such account would cease, which could result in an adverse impact on our revenues.

The governing agreements of any private investment funds advised by one of our subsidiaries may provide that, subject to certain conditions, third-party investors in those funds will have the right to remove the general partner of the fund or to accelerate the liquidation date of the investment fund without cause by a simple majority vote, resulting in a reduction in the compensation we would earn from such investment funds. Finally, the applicable funds would cease to exist. In addition to having a negative impact on our revenue, net income and cash flow, the occurrence of such an event with respect to any of our investment funds could result in significant reputational damage to us.

We cannot be certain that consents required for assignments of our investment management agreements will be obtained if a change of control occurs at the Company, which may result in the termination of these agreements and a corresponding loss of revenue.

All of our separately managed accounts and private funds do and would have an adviser that is regulated as a registered investment adviser under the Advisers Act, which requires these investment management agreements to be terminated upon an “assignment” without investor consent. Such “assignment” may be deemed to occur in the event such adviser was to experience a direct or indirect change of control (at the Company level). Termination of these agreements would cause us to lose the fees we earn from such accounts or funds.

If our subsidiary that operates as a captive insurance company fails to comply with insurance laws or is no longer a member of the FHLB, our sources of financing may be limited, which may have an adverse financial impact on the captive and us.

We maintain a captive insurance company to provide coverage previously self-insured by us, including nuclear, biological or chemical coverage, excess property coverage and excess errors and omissions coverage. The captive is regulated by the State of Michigan and is subject to regulations that cover all aspects of its business, including a requirement to maintain a certain minimum net capital. Violation of these regulations can result in revocation of its authorization to do business as a captive insurer or result in censures or fines. The captive could also be found to be in violation of the insurance laws of states other than Michigan (i.e., states where insureds are located), in which case fines and penalties could apply from those states. Any limitation on the activities of the captive and regulatory proceeding, regulatory limitation or sanction, loss of license or change of laws or regulation affecting the captive could affect the ability of the captive to borrow from the FHLB and thereby limit a source of financing for our operations.

The captive is a member of the FHLB, and as such, is eligible to borrow funds, on a fully collateralized basis, in accordance with the terms and conditions of the FHLB’s Advances, Pledge and Security Agreement. As a member, the captive is required to purchase shares of the FHLB based on the amount of funds borrowed. The organization of the captive and its membership in the FHLB is viewed as a risk financing and investment vehicle of Ladder. Like any other investment, the captive’s participation in the FHLB involves some risk of loss, both with respect to the shares of the FHLB and the assets provided by the captive as collateral. Furthermore, if the captive’s membership in the FHLB is terminated, then it may have an adverse financial impact on the captive and us.

The FHFA may pass regulatory initiatives adverse to captive insurance companies which may lead to limited lending to captive insurance companies and possibly termination of our FHLB membership.

The FHFA is the regulator of the FHLB. The FHFA has issued two formal regulatory initiatives to address its concerns regarding captive insurance companies as members of the FHLB. These initiatives could (i) impact whether additional captive insurance companies may become members of an FHLB, (ii) limit lending by FHLB to captive insurance companies members, (iii) incentivize captive insurance companies to voluntarily withdraw from membership or (iv) dictate the involuntary termination of captive insurance companies and the associated repayment of their outstanding financing. Although we do not expect the FHFA to issue proposed rules in the near term, there can be no assurance that any such proposed rules will not adversely impact our captive insurance company and its access to lending by the FHLB.

Regulatory changes in the United States and regulatory compliance failures could adversely affect our reputation, business and operations.

Potential regulatory action poses a significant risk to our business. Certain of our subsidiaries’ businesses are subject to extensive regulation in the United States and may rely on exemptions from various requirements of the Securities Act, the Exchange Act, the Investment Company Act, and the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”). These exemptions are sometimes highly complex and may in certain circumstances depend on compliance by third parties who we do not control. If for any reason these exemptions were to be revoked or challenged or otherwise become unavailable to us, we could be subject to regulatory action or third-party claims, and our business could be materially and adversely affected.

Further each of the regulatory bodies with jurisdiction over one or more of our subsidiaries has regulatory powers dealing with many aspects of financial services, including the authority to grant, and in specific circumstances to cancel, permissions to carry on particular activities, which may negatively affect our business.

In addition, once we become a publicly traded company or otherwise have publicly traded securities such as the Notes, we will be subject to additional regulation, including the Sarbanes-Oxley Act of 2002 and other applicable securities rules and regulations. Compliance with these rules and regulations may increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. We may also be involved in trading activities which implicate a broad number of United States securities law regimes, including laws governing trading on inside information, market manipulation and a broad number of technical trading requirements that implicate fundamental market regulation policies. Violation of these laws could result in severe restrictions on our activities and damage to our reputation.

In June 2010, the SEC approved Rule 206(4)-5 under the Advisers Act regarding “pay to play” practices by investment advisers involving campaign contributions and other payments to government clients and elected officials able to exert influence on such clients. The rule prohibits investment advisers from providing advisory services for compensation to a government client for two years, subject to very limited exceptions, after the investment adviser, its senior executives or its personnel involved in soliciting investments from government entities make contributions to certain candidates and officials in position to influence the hiring of an investment adviser by such government client. Advisers are required to implement compliance policies designed, among other matters, to track contributions by certain of the adviser’s employees and engagement of third-parties that solicit government entities and to keep certain records in order to enable the SEC to determine compliance with the rule. Any failure on our part to comply with the rule could expose us to significant penalties and reputational damage. In addition, there have been similar rules on a state-level regarding “pay to play” practices by investment advisers.

It is impossible to determine the extent of the impact on us of the Dodd-Frank Act or any other new laws, regulations or initiatives that may be proposed or whether any of the proposals will become law. Compliance with any new laws or regulations could make compliance more difficult and expensive, affect the manner in which we conduct our business and adversely affect our profitability.

Employee misconduct could harm us by impairing our ability to attract and retain clients and subjecting us to significant legal liability and reputational harm.

There is a risk that our employees could engage in misconduct that adversely affects our business. We are subject to a number of obligations and standards arising from our regulated businesses and our authority over the assets managed by our asset management business. The violation of these obligations and standards by any of our employees would adversely affect our clients and us. If our employees were improperly to use or disclose confidential information obtained during discussions regarding a potential investment, we could suffer serious harm to our reputation, financial position and current and future business relationships. It is not always possible to detect or deter employee misconduct, and the extensive precautions we take to detect and prevent this activity may not be effective in all cases. If one of our employees were to engage in misconduct or were to be accused of such misconduct, our business and our reputation could be adversely affected.

Accounting rules for certain of our transactions are highly complex and involve significant judgment and assumptions. Changes in accounting interpretations or assumptions could impact our consolidated financial statements.

Accounting rules for transfers of financial assets, securitization transactions, consolidation of variable interest entities, or VIEs, and other aspects of our anticipated operations are highly complex and involve significant judgment and assumptions. These complexities could lead to a delay in preparation of financial information and the delivery of this information to our stockholders. Changes in accounting interpretations or assumptions could impact our consolidated financial statements, result in a need to restate our financial results and affect our ability to timely prepare our consolidated financial statements. Our inability to timely prepare our consolidated financial statements in the future would likely adversely affect our security prices significantly.

Risks Related to Our Investment Company Act Exemption

Maintenance of our exemption from registration under the Investment Company Act imposes significant limits on our operations. The value of our securities, including our Class A common stock may be adversely affected if we are required to register as an investment company under the Investment Company Act.

We intend to conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the Investment Company Act.

If we or any of our subsidiaries fail to qualify for and maintain an exemption from registration under the Investment Company Act, or an exclusion from the definition of an investment company, we could, among other things, be required either to (a) substantially change the manner in which we conduct our operations to avoid being required to register as an investment company, (b) effect sales of our assets in a manner that, or at a time when, we would not otherwise choose to do so, or (c) register as an investment company under the Investment Company Act, any of which could have an adverse effect on us, our financial results, the sustainability of our business model or the value of our securities.

If we or any of our subsidiaries were required to register as an investment company under the Investment Company Act, the registered entity would become subject to substantial regulation with respect to capital structure (including the ability to use leverage), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), portfolio composition, including restrictions with respect to diversification and industry concentration, compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change its operations and we would not be able to conduct our business as described in this prospectus. For example, because affiliate transactions are generally prohibited under the Investment Company Act, we would not be able to enter into certain transactions with any of our affiliates if we are required to register as an investment company, which could have a material adverse effect on our ability to operate our business.

If we were required to register ourselves as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

We believe we will not be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because we will not engage primarily, or hold ourselves out as being engaged primarily, and do not propose to engage primarily, in the business of investing, reinvesting or trading in securities. However, under Section 3(a)(1)(C) of the Investment Company Act, because we are a holding company that will conduct its businesses primarily through wholly-owned subsidiaries, the securities issued by these subsidiaries that are excepted from the definition of “investment company” under Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities we may own, may not have a combined value in excess of 40% of the value of our adjusted total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the “40% test”). This requirement limits the types of businesses in which we may engage through our subsidiaries. In addition, the assets we and our subsidiaries may originate or acquire are limited by the provisions of the Investment Company Act and the rules and regulations promulgated thereunder, which may adversely affect our business.

We expect that certain of our subsidiaries may rely on the exclusion from the definition of “investment company” under the Investment Company Act pursuant to Section 3(c)(5)(C) of the Investment Company Act, which is available for entities “primarily engaged” in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This exclusion, as interpreted by the staff of the SEC, requires that an entity invest at least 55% of its assets in qualifying real estate assets and at least 80% of its assets in qualifying real estate assets and real estate-related assets. We expect each of our subsidiaries relying on Section 3(c)(5)(C) to rely on guidance published by the SEC staff or on our analyses of such guidance to determine which assets are qualifying real estate assets and real estate-related assets. However, the SEC’s guidance was issued in accordance with factual situations that may be substantially different from the factual situations we may face. We have not received, nor have we sought, a no-action letter from the SEC regarding how our investment strategy fits within the exclusions from the definition of an “investment company” under the Investment Company Act that we and our subsidiaries are using. The SEC staff may, in the future, issue further guidance that may require us to re-classify our assets for purposes of qualifying for an exclusion from the definition of an “investment company” under the Investment Company Act. If we are required to re-classify our assets, certain of our subsidiaries may no longer be in compliance with the exclusion from the definition of an “investment company” provided by Section 3(c)(5)(C) of the Investment Company Act. To the extent that the SEC staff publishes new or different guidance with respect to these matters, we may be required to adjust our strategy accordingly. In addition, we may be limited in our ability to make certain investments and these limitations could result in a subsidiary holding assets we might wish to sell or selling assets we might wish to hold.

Any of the Company or our subsidiaries may rely on the exemption provided by Section 3(c)(6) of the Investment Company Act to the extent that they primarily engage, directly or through majority-owned subsidiaries, in the businesses described in Sections 3(c)(3), 3(c)(4) and 3(c)(5) of the Investment Company Act. The SEC staff has issued little interpretive guidance with respect to Section 3(c)(6) and any guidance published by the staff could require us to adjust our strategy accordingly.

We determine whether an entity is one of our majority-owned subsidiaries. The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We have not requested the SEC to approve our treatment of any company as a majority-owned subsidiary and the SEC has not done so. If the SEC were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any such adjustment in our strategy could have a material adverse effect on us.

In 2011, the SEC solicited public comment on a wide range of issues relating to Section 3(c)(5)(C) of the Investment Company Act, including the nature of the assets that qualify for purposes of the exclusion and whether companies that are engaged in the business of acquiring mortgages and mortgage-related instruments should be regulated in a manner similar to investment companies. There can be no assurance that the laws and regulations governing the Investment Company Act status of such companies, including the SEC or its staff providing more specific or different guidance regarding Section 3(c)(5)(C), will not change in a manner that adversely affects our operations. If we or our subsidiaries fail to maintain an exemption from registration under the Investment Company Act, we could, among other things, be required either to (a) change the manner in which we conduct our operations to avoid being required to register as an investment company, (b) effect sales of our assets in a manner that, or at a time when, we would not otherwise choose to do so, or (c) register as an investment company, any of which could negatively affect our financial results, the sustainability of our business model or the value of our securities.

Risks Related to Conflicts of Interest

Our officers and directors may be involved in other businesses related to the commercial real estate industry and potential conflicts of interests may arise if we invest in commercial real estate instruments or properties affiliated with such businesses.

Our officers or directors may be involved in other businesses related to the commercial real estate industry, and we may wish to invest in commercial real estate instruments or properties affiliated with such persons. Potential conflicts of interest may exist in such situations, and as a result, the benefits to our business of such investments may be limited. We do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary interest in any transaction in which we have an interest or engaging for their own account in business activities of the types that we conduct.

We may compete with our investors and our affiliated entities for certain investment opportunities.

TowerBrook and GI Partners, or one or more of their affiliates, may compete against us for investment opportunities in the future. The investment in the Company by the funds managed by TowerBrook and GI Partners did not result in any limitations on the types of investments and activities that may be made or pursued by any of the funds managed by TowerBrook and GI Partners and our amended and restated articles of incorporation provide that we shall not have any right or expectation in any corporate opportunities known to Towerbrook or GI Partners. In the future, TowerBrook or GI Partners (or one of any of their affiliates) or one or more of the funds managed by TowerBrook or GI Partners may invest in and/or control one or more other entities or businesses with investment and operating focuses that overlap with our investment and operating focus. Certain potential conflicts of interest may also arise with respect to the allocation of prospective investments between us and one or more of the funds managed by TowerBrook and GI Partners or other investment entities controlled or managed by TowerBrook and GI Partners and their affiliates. Where such allocations are appropriate, TowerBrook and GI Partners generally will act or choose not to act in a fashion that they deem reasonable and fair to each investment entity that is a party to the transaction. As a result, we may decide not to invest in otherwise desirable and beneficial investment opportunities.

Meridian Capital Group, LLC (“Meridian”), a strategic investor in us, expects, in its capacity as a commercial real estate mortgage loan broker, to present us with a geographically diverse volume of loan opportunities for our review. Meridian, however, will also provide our competitors with many, if not all, of the same loan opportunities and there can be no assurance that we will accept any of these opportunities for origination. Additionally, representatives of Meridian who may be appointed to our Board of Directors and our subsidiaries may also serve as directors of one or more other entities that compete with us.

Certain of our entities have in the past and may in the future make loans to other of our entities. Such loans may be made on other-than-arms’-length terms, and as a result, we could be deemed to be subject to an inherent conflict of interest in the event that the interest rates and related fees of such loans differ from those rates and fees then available in the marketplace. We expect that such loans will not give rise to a conflict of interest because such loans generally will be made at rates, and subject to fees, lower than those available in the marketplace; however, we will attempt to resolve any conflicts of interest that arise in a fair and equitable manner.

We hold CMBS and the master servicer, special servicer or sub-servicer or their affiliates may have relationships with borrowers under related mortgage loans and such relationships may impact the value of such CMBS.

In instances where we hold CMBS, the master servicer, special servicer or sub-servicer or any of their respective affiliates may have interests in, or other financial relationships with, borrowers under related mortgage loans. Such relationships may create conflicts of interest that negatively impact the value of such CMBS.

Risks Related to Hedging

We may enter into hedging transactions that could expose us to contingent liabilities in the future and adversely impact our financial condition.

Part of our strategy will involve entering into hedging transactions that could require us to fund cash payments in certain circumstances (such as the early termination of the hedging instrument caused by an event of default or other early termination event, or the decision by a counterparty to request margin securities it is contractually owed under the terms of the hedging instrument). These potential payments will be contingent liabilities and therefore may not appear in our financial statements. The amount due would be equal to the unrealized loss of the open swap positions with the respective counterparty and could also include other fees and charges. These economic losses will be reflected in our results of operations, and our ability to fund these obligations will depend on the liquidity of our assets and access to capital at the time, and the need to fund these obligations could adversely impact our financial condition.

Hedging against interest rate exposure may adversely affect our earnings.

We intend to pursue various hedging strategies to seek to reduce our exposure to adverse changes in interest rates. Our hedging activity will vary in scope based on the level and volatility of interest rates, the type of assets held and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect our business because, among other things:

•	interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

•	available interest rate hedges may not correspond directly with the interest rate risk for which protection is sought;

•	due to a credit loss or other factors, the duration of the hedge may not match the duration of the related liability;

•	applicable law may require mandatory clearing of certain interest rate hedges we may wish to use, which may raise costs;

•	the credit quality of the hedging counterparty owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign its side of the hedging transaction; and

•	the hedging counterparty owing money in the hedging transaction may default on its obligation to pay.

In addition, we may fail to recalculate, readjust and execute hedges in an efficient manner.

Any hedging activity in which we engage may materially and adversely affect our results of operations and cash flows. Therefore, while we may enter into such transactions seeking to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio positions or liabilities being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss.

Certain hedging instruments are not traded on regulated exchanges and therefore may involve risks and costs that could result in material losses.

The enforceability of agreements underlying certain hedging transactions may depend on compliance with applicable statutory and regulatory requirements under U.S. law and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in its default, resulting in the loss of unrealized profits and forcing us to cover our commitments, if any, at the then current market price. A liquid secondary market may not exist for these hedging instruments, and we may be required to maintain a position until exercise or expiration, which could result in significant losses.

We may enter into hedging transactions that subject us to mandatory margin requirements.

Part of our strategy will involve entering into hedging transactions that may be subject to mandatory clearing under the Dodd-Frank Act and therefore subject to mandatory margin requirements. The margin we may be required to post may be subject to the rules of the relevant clearinghouse, which may provide the clearinghouse with discretion to increase those requirements. In addition, clearing intermediaries who clear our trades with a clearinghouse may have contractual rights to increase the margin requirements we are required to provide. Our ability to fund these obligations will depend on the liquidity of our assets and access to capital at the time, and the need to fund these obligations could adversely impact our financial condition. In addition, the failure to satisfy a margin call may result in the liquidation of all or a portion of the relevant hedge transactions.

Increased regulatory oversight of derivatives could adversely affect our hedging activities.

The Dodd-Frank Act regulates derivative transactions, which covers certain hedging instruments we may use in our risk management activities. The Dodd-Frank Act and related SEC and CFTC regulations that have been adopted to date include significant new provisions regarding the regulation of derivatives (including mandatory clearing and margin requirements), although the full impact of those provisions will not be known definitively until they have been fully implemented. Additional SEC and CFTC regulations governing derivative transactions and market participants are also expected. The legislation and new regulations could increase the operational and transactional cost of derivatives contracts and also affect the number and/or creditworthiness of available hedge counterparties.

Risks Related To the Offering and Our Class A Common Stock

An active market for our Class A common stock may not develop or be sustained.

We intend to apply to list our Class A common stock on the New York Stock Exchange under the symbol “LADR.” However, we cannot assure you that a regular trading market of our Class A common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our Class A common stock will develop or be maintained, the liquidity of any trading market, your ability to sell your Class A common stock when desired, or at all, or the prices that you may obtain for your Class A common stock.

The market price and trading volume of our Class A common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

Even if an active trading market develops, the market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our Class A common stock may fluctuate and cause significant price variations to occur. If the market price of our Class A common stock declines significantly, you may be unable to sell your Class A common stock at or above your purchase price, if at all. We cannot assure you that the market price of our Class A common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our Class A common stock or result in fluctuations in the price or trading volume of our Class A common stock include: variations in our quarterly operating results; failure to meet our earnings estimates; publication of research reports about us or the investment management industry or the failure of securities analysts to cover our Class A common stock after the offering; additions or departures of our executive officers and other key management personnel; adverse market reaction to any indebtedness we may incur or securities we may issue in the future; actions by stockholders; changes in market valuations of similar companies; speculation in the press or investment community; changes or proposed changes in laws or regulations or differing interpretations thereof affecting our business or enforcement of these laws and regulations, or announcements relating to these matters; adverse publicity about the financial advisory industry generally or individual scandals, specifically; and general market and economic conditions.

Our Class A common stock price may decline due to the large number of shares eligible for future sale and for exchange into Class A common stock.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

Upon completion of the offering we will have a total of             shares of our Class A common stock outstanding (or             shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock). All of these shares of Class A common stock will have been sold in the offering and will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates.” Under the Securities Act, an “affiliate” of an issuer is a person that directly or indirectly controls, is controlled by or is under common control with that issuer.

In addition, subject to certain limitations and exceptions, pursuant to certain provisions of our LLLP Agreement, unitholders of LCFH may exchange an equal number of LP Units and Class B common stock for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Upon consummation of the offering, the existing owners of LCFH will beneficially own             LP Units, all of which will be exchangeable for shares of our Class A common stock beginning 180 days after the date of this prospectus.

Our amended and restated certificate of incorporation authorizes us to issue additional shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion. In accordance with the Delaware General Corporation Law (“DGCL”) and the provisions of our certificate of incorporation, we may also issue preferred stock that has designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to shares of Class A common stock. Similarly, the LLLP

Agreement permits LCFH to issue an unlimited number of additional limited liability limited partnership interests of LCFH with designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the LP Units, and which may be exchangeable for shares of our Class A common stock.

We and certain of the existing unitholders of LCFH have agreed with the underwriters not to sell, otherwise dispose of or hedge any of our Class A common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Deutsche Bank Securities Inc. and Citigroup Global Capital Markets Inc. We have also agreed, in respect of the existing owners who have not entered into such a lock-up agreement, not to permit such existing owners to exchange their LP Units or Class B common stock for shares of our Class A common stock during such 180-day period without the prior written consent of Deutsche Bank Securities Inc. and Citigroup Global Markets Inc. The agreements provide exceptions for (1) sales to underwriters pursuant to the purchase agreement, (2) our sales in connection with existing stock incentive plans and (3) certain other exceptions. Subject to these agreements, we may issue and sell in the future additional Class A common stock. In addition, after the expiration of the 180-day lock-up period, the shares of Class A common stock issuable upon exchange of the LP Units and Class B common stock will be eligible for resale from time to time, subject to certain contractual and Securities Act restrictions.

You may be diluted by the future issuance of additional Class A common stock in connection with our incentive plans, acquisitions or otherwise.

After the offering, we will have an aggregate of             shares of Class A common stock authorized but unissued, including             shares of Class A common stock issuable upon exchange of LP Units and Class B common stock that will be held by our owners. Our amended and restated certificate of incorporation authorizes us to issue these shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved             shares for issuance under our 2013 Omnibus Incentive Plan. Any Class A common stock that we issue, including under our 2013 Omnibus Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase Class A common stock in the offering.

Investors in the offering will suffer immediate and substantial dilution.

The initial public offering price per share of Class A common stock will be substantially higher than our pro forma net tangible book value per share immediately after the offering. As a result, you will pay a price per Class A share that substantially exceeds the book value of our assets after subtracting our liabilities. At an offering price of $         per share, the midpoint of the estimated price range set forth on the cover of this prospectus, you will incur immediate and substantial dilution in an amount of $         per share of Class A common stock. In addition, under an existing deferred compensation plan, certain employees of LCFH may be entitled to receive shares of Class A common stock on account of certain deferred compensation plan account balances that are notionally invested in Class A common stock to the extent their interests in the plan become earned and payable. See “Dilution” and “Executive Compensation—Phantom Equity Investment Plan (Deferred Compensation Plan).”

We do not intend to pay any cash dividends in the foreseeable future, which may depress the price of our Class A common stock.

We intend to reinvest any earnings in the growth of our business. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our Notes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” As a result, you may not receive any return on an investment in our Class A common stock unless you sell our Class A common stock for a price greater than that which you paid for it.

Anti-takeover provisions in our charter documents and Delaware law could delay or prevent a change in control.

Our amended and restated certificate of incorporation and amended and restated by-laws may delay or prevent a merger or acquisition that a stockholder may consider favorable by permitting our board of directors to issue one or more series of preferred stock, requiring advance notice for stockholder proposals and nominations, and placing limitations on convening stockholder meetings. In addition, we are subject to provisions of the DGCL that restrict certain business combinations with interested stockholders. These provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price. See “Description of Capital Stock.”

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the New York Stock Exchange rules promulgated in response to the Sarbanes-Oxley Act. The requirements of these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required, and management’s attention may be diverted from other business concerns. These rules and regulations could also make it more difficult for us to attract and retain qualified independent members of our board of directors. Additionally, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. Furthermore, because of our relative inexperience in operating as a public company, we might not be successful in implementing these requirements. The increased costs of compliance with public company reporting requirements and our potential failure to satisfy these requirements could have a material adverse effect on our financial condition.

Risks Related to Our Organization and Structure

Our only material asset after completion of the offering will be our interest in LCFH, and we are accordingly dependent upon distributions from LCFH to pay dividends, if any, taxes, payments under the tax receivable agreement, and other expenses.

We will be a holding company and will have no material assets other than our ownership of LP Units. We have no independent means of generating revenue. We intend to cause LCFH to make distributions to its unitholders in an amount sufficient to cover all applicable taxes payable by them determined according to assumed rates, payments owing under the tax receivable agreement, and dividends, if any, declared by us. To the extent that we need funds, and LCFH is restricted from making such distributions under applicable law or regulation, or is otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition.

We are controlled by the existing unitholders of LCFH, whose interests may differ from those of our public stockholders.

Immediately following the offering and the application of net proceeds from the offering, the existing unitholders of LCFH will control approximately     % of the combined voting power of our Class A and Class B common stock. Accordingly, the existing unitholders of LCFH, if voting in the same manner, will have the ability to elect all of the members of our board of directors, and thereby to control our management and affairs. In addition, they will be able to determine the outcome of all matters requiring shareholder approval and will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors, and could preclude any unsolicited acquisition of our company.

In addition, immediately following the offering and the application of net proceeds from the offering, the existing unitholders of LCFH will own     % of the LP Units. Because they hold their ownership interest in our business through LCFH, rather than through the public company, these existing unitholders may have conflicting interests with holders of our Class A common stock. For example, the existing unitholders of LCFH may have different tax positions from us which could influence their decisions regarding whether and when to dispose of assets, and whether and when to incur new or refinance existing indebtedness, especially in light of the existence of the tax receivable agreement. In addition, the structuring of future transactions may take into consideration these existing unitholders’ tax considerations even where no similar benefit would accrue to us. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

We will be required to pay certain existing unitholders of LCFH for certain tax benefits we may claim arising in connection with future exchanges of LP Units under the LLLP Agreement, which payments could be substantial.

Our existing owners may from time to time cause LCFH to exchange an equal number of LP Units and Class B common stock for Class A common stock of Ladder Capital Corp on a one-for-one basis (as described in more detail in “Certain Relationships and Related Party Transactions—Amended and Restated Limited Liability Limited Partnership Agreement”). As a result of these additional exchanges we will become entitled to certain tax basis adjustments reflecting the difference between the price we pay to acquire LP Units and the proportionate share of LCFH’s tax basis allocable to such units at the time of the exchange. As a result, the amount of tax that we would otherwise be required to pay in the future may be reduced by the increase (for tax purposes) in depreciation and amortization deductions attributable to our interests in LCFH, although the U.S. Internal Revenue Service (“IRS”) may challenge all or part of that tax basis adjustment, and a court could sustain such a challenge.

We will enter into a tax receivable agreement with certain existing unitholders of LCFH that will provide for the payment by us to them of 85% of the amount of cash savings, if any, in U.S. federal, state and local tax that we realize as a result of (i) the tax basis adjustments referred to above, (ii) any incremental tax basis adjustments attributable to payments made pursuant to the tax receivable agreement and (iii) any deemed interest deductions arising from payments made by us pursuant to the tax receivable agreement. While the actual amount of the adjusted tax basis, as well as the amount and timing of any payments under this agreement will vary depending upon a number of factors, including the basis of our proportionate share of LCFH’s assets on the dates of exchanges, the timing of exchanges, the price of shares of our Class A common stock at the time of each exchange, the extent to which such exchanges are taxable, the deductions and other adjustments to taxable income to which LCFH is entitled, and the amount and timing of our income, we expect that during the anticipated term of the tax receivable agreement, the payments that we may make to the existing unitholders of LCFH could be substantial. Payments under the tax receivable agreement will give rise to additional tax benefits and therefore to additional potential payments under the tax receivable agreement. In addition, the tax receivable agreement will provide for interest accrued from the due date (without extensions) of the corresponding tax return for the taxable year with respect to which the payment obligation arises to the date of payment under the agreement. Ladder Capital Corp will have the right to terminate the tax receivable agreement by making payments to the existing owners of LCFH calculated by reference to the present value of all future payments that the existing owners of LCFH would have been entitled to receive under the tax receivable agreement using certain valuation assumptions, including assumptions that any LP Units and Class B common stock that have not been exchanged are deemed exchanged for the market value of the Class A common stock at the time of termination and that LCFH will have sufficient taxable income in each future taxable year to fully realize all potential tax savings.

Further, certain existing indirect investors in LCFH may elect prior to the closing of this offering to receive shares of our Class A common stock in lieu of any or all LP Units and shares of Class B common stock that would otherwise be issued to such existing investors in the Reorganization Transactions and in exchange for the ownership interests of the direct owner of LCFH interests owned by that indirect investor. See “Organizational Structure--Reorganization Transactions at LCFH.” The Company will not realize any of the cash savings in U.S. federal, state and local tax described above in relation to any Class A common stock received by any existing indirect investors in the Reorganization Transactions, and such existing indirect investors would not be party to the tax receivable agreement. Based on preliminary indications from certain existing indirect investors in LCFH, we expect to issue          shares of our Class A common stock to such indirect investors in the Reorganization Transactions. To the extent that existing indirect investors in LCFH elect to receive more Class A common stock in the Reorganization Transactions than currently anticipated, future possible payments under the TRA would be reduced and the portion of the tax savings retained by LCFH would be reduced, which could have a material adverse effect on our financial condition and results of operations.

There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the tax receivable agreement exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement, and/or (ii) distributions to us by LCFH are not sufficient to permit us to make payments under the tax receivable agreement after it has paid its taxes and other obligations. For example, were the IRS to challenge a tax basis adjustment, or other deductions or adjustments to taxable income of LCFH, the existing unitholders of LCFH will not reimburse us for any payments that may previously have been made under the tax receivable agreement, except that excess payments made to an existing unitholder will be netted against payments otherwise to be made, if any, after our determination of such excess. As a result, in certain circumstances we could make payments to the existing unitholders of LCFH under the tax receivable agreement in excess of our ultimate cash tax savings. In addition, the payments under the tax receivable agreement are not conditioned upon any recipient’s continued ownership of interests in us or LCFH. An existing owner that exchanges its LP Units and shares of Class B common stock for our Class A common stock will receive payments under the tax receivable agreement until such time that it validly assigns or otherwise transfers its right to receive such payments.

In certain cases, payments by us under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement.

The tax receivable agreement will provide that upon certain changes of control, or if, at any time, we elect an early termination of the tax receivable agreement, the amount of our (or our successor’s) payment obligations with respect to exchanged or acquired LP Units (whether exchanged or acquired before or after such transaction) will be determined based on certain assumptions. These assumptions include the assumption that we (or our successor) will have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement. Moreover, in the event we elect an early termination of the tax receivable agreement, we would be required to make an immediate payment equal to the present value (at a discount rate equal to LIBOR plus basis points) of the anticipated future tax benefits (based on the foregoing assumptions). Accordingly, if we so elect, payments under the tax receivable agreement may be made years in advance of the actual realization, if any, of the anticipated future tax benefits and may be significantly greater than the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity. We may not be able to finance our obligations under the tax receivable agreement and our existing indebtedness may limit our subsidiaries’ ability to make distributions to us to pay these obligations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, strategy and plans, and our expectations for future operations, are forward-looking statements. The words “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “might,” “will,” “should,” “can have,” “likely,” “continue,” “design,” and other words and terms of similar expressions are intended to identify forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	changes in economic conditions generally, changes in our industry and changes in the commercial finance and the real estate markets specifically;

•	our business and investment strategy;

•	our ability to obtain and maintain financing arrangements;

•	the financing and advance rates for our assets;

•	our expected leverage;

•	the adequacy of collateral securing our loan portfolio and a decline in the fair value of our assets;

•	interest rate mismatches between our assets and our borrowings used to fund such investments;

•	changes in interest rates and the market value of our assets;

•	changes in prepayment rates on our assets;

•	the effects of hedging instruments and the degree to which our hedging strategies may or may not protect us from interest rate and credit risk volatility;

•	the increased rate of default or decreased recovery rates on our assets;

•	the adequacy of our policies, procedures and systems for managing risk effectively;

•	a downgrade in the credit ratings assigned to our investments;

•	the impact of and changes in governmental regulations, tax law and rates, accounting guidance and similar matters;

•	our ability and the ability of our subsidiaries to maintain our and their exemptions from registration under the Investment Company Act;

•	potential liability relating to environmental matters that impact the value of properties we may acquire or the properties underlying our investments;

•	the inability of insurance covering real estate underlying our loans and investments to cover all losses;

•	the availability of investment opportunities in mortgage-related and real estate-related instruments and other securities;

•	fraud by potential borrowers;

•	the availability of qualified personnel;

•	the degree and nature of our competition;

•	the market trends in our industry, interest rates, real estate values, the debt securities markets or the general economy; and

•	the prepayment of the mortgage and other loans underlying our mortgage-backed and other asset backed securities.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. In addition, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We disclaim any duty to update any of these forward-looking statements after the date of this prospectus to confirm these statements in relationship to actual results or revised expectations.

See “Risk Factors” for a more complete discussion of the risks and uncertainties mentioned above and for discussion of other risks and uncertainties. All forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements as well as others made in this prospectus and hereafter in our other SEC filings and public communications. You should evaluate all forward-looking statements made by us in the context of these risks and uncertainties.

ORGANIZATIONAL STRUCTURE

Ladder Capital Corp was formed as a Delaware corporation on May 21, 2013. Following the reorganization and the offering, we will be a holding company and our sole material asset will be a controlling equity interest in LCFH. We have not engaged in any other business or other activities except in connection with the Reorganization Transactions and the Offering Transactions described below. We will be the sole general partner of LCFH. Accordingly, we will operate and control all of the business and affairs of LCFH and will consolidate the financial results of LCFH and its consolidated subsidiaries. The ownership interest of the limited partners of LCFH (other than Ladder Capital Corp or any of its wholly owned subsidiaries) will be reflected as a non-controlling interest in our consolidated financial statements.

The diagram below depicts our simplified organizational structure immediately following the reorganization and the offering. As discussed in greater detail below, prior to the completion of the offering, the limited liability limited partnership agreement of LCFH will be amended and restated to, among other things, modify its capital structure by replacing the different classes of interests currently held by the existing owners of LCFH with a single new class of units that we refer to as “LP Units.” In addition, we will issue to the existing owners of LCFH a number of shares of Ladder Capital Corp Class B common stock equal to the number of LP Units held by such owner. Our Class B common stock will entitle holders to one vote per share and will vote as a single class with our Class A common stock issued in the offering. However, the Class B common stock will not have any economic rights. The LLLP Agreement will also provide that each of the existing owners of LCFH (other than Ladder Capital Corp or any of its wholly owned subsidiaries) will have the right to exchange an equal number of their LP Units and Class B common stock for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Any Class B shares exchanged will be cancelled. Following the offering, Ladder Capital Corp will own a number of LP Units equal to the number of shares of our Class A common stock issued in the offering and the existing owners of LCFH will own the remaining outstanding LP Units.

In connection with the offering, we will acquire a number of LP Units of LCFH that is equal to the number of shares of Class A common stock issued to investors in the offering. We will benefit from the income of LCFH and its consolidated subsidiaries to the extent of any distributions made on our holdings of LP Units. Any such distributions will be distributed to all holders of LP Units, including the existing owners of LCFH, pro rata based on their holdings of LP Units.

(1)	Certain existing direct investors (and certain existing indirect investors) in LCFH may elect prior to the closing of this offering to receive shares of our Class A common stock in lieu of any or all LP Units and shares of Class B common stock that would otherwise be issued to such existing investors in the Reorganization Transactions on a one-for-one basis. See “—Reorganization Transactions at LCFH.” In addition, certain members of management will be awarded on the completion of this offering options to purchase our Class A common stock. See “Executive Compensation—2013 Grants.”

(2)	Includes subsidiaries that originate and hold conduit loans that may be subsequently sold through securitizations and balance sheet loans. Certain entities also selectively invest in note purchase financings, mezzanine debt and other structured finance products related to commercial real estate. See Exhibit 21.1 for a list of these subsidiaries and related entities.
(3)	Includes subsidiaries engaged in CMBS and U.S. Agency Securities investment activities. See Exhibit 21.1 for a list of these subsidiaries.
(4)	Includes subsidiaries that hold our investments in selected net leased and other commercial real estate assets. See Exhibit 21.1 for a list of these subsidiaries and related entities.

Reorganization Transactions at LCFH

LCFH is a holding company for the companies that directly or indirectly own and operate our business. Immediately prior to the offering, LCFH will effect certain transactions, which we collectively refer to as the “Reorganization Transactions,” intended to simplify the capital structure of LCFH. Currently, LCFH’s capital structure consists of three different classes of membership interests (Series A and Series B Participating Preferred Units and Class A Common Units), each of which has different capital accounts and amounts of aggregate distributions above which its holders share in future distributions. The net effect of the Reorganization Transactions will be to convert the current multiple-class structure into a single new class of units in LCFH called “LP Units” and an equal number of shares of Class B common stock. The conversion of all of the different classes of units of LCFH will be in accordance with conversion ratios for each class of outstanding units based upon the liquidation value of LCFH, as if it was liquidated upon the offering, with such value determined by the initial public offering price of the Class A common stock sold in the offering. The distribution of LP Units per class of outstanding units will be determined pursuant to the distribution provisions set forth in the LLLP Agreement. In addition, certain existing direct investors (and certain existing indirect investors) in LCFH may elect prior to the closing of this offering to receive shares of our Class A common stock in lieu of any or all LP Units and shares of Class B common stock that would otherwise be issued to such existing investors in the Reorganization Transactions on a one-for-one basis. Based on preliminary indications from certain existing direct and indirect investors in LCFH, we expect to issue          shares of our Class A common stock to such investors in the Reorganization Transactions.

The following table summarizes the number of membership interests by class outstanding prior to the Reorganization Transactions, the conversion ratio for each class, and the number of LP Units that will be outstanding after the Reorganization Transactions (assuming that no direct or indirect existing investors in LCFH elect prior to the closing of this offering to receive shares of our Class A common stock in lieu of any or all LP Units and shares of Class B common stock that would otherwise be issued to them or for their benefit in the Reorganization Transactions):

Limited Partners of LCFH	Number of applicable units before the Reorganization Transactions as of June 30, 2013(1)		Conversion Ratio in the Reorganization Transactions	Number of LP Units outstanding after the Reorganization Transactions and the Offering
Holders of Series A Participating Preferred Units	6,115,500				(2)
Holders of Series B Participating Preferred Units	2,154,881	(1)			(3)
Holders of Class A Common Units
Subtotal	22,550,855				(4)
Ownership by Ladder Capital Corp
Total	—		N/A

(1)	The numbers shown include both vested and unvested membership interests. The Reorganization Transactions will not affect applicable vesting timelines.

(2)	All of these LP Units will be fully vested as of the completion of the Offering.
(3)	With respect to these LP Units, will be vested and are unvested as of the completion of the Offering.
(4)	With respect to these LP Units, will be vested and are unvested as of the completion of the Offering.

Immediately prior to the offering, LCFH’s limited liability limited partnership agreement will be amended and restated to, among other things, designate Ladder Capital Corp as the General Partner of LCFH and establish the LP Units. The LP Units do not carry any voting rights at Ladder Capital Corp and, following the offering, Ladder Capital Corp will have the right to determine the timing and amount of any distributions (other than tax distributions as described in “—Holding Company Structure”) to be made to holders of the LP Units from LCFH. Profits and losses of LCFH will be allocated, and all distributions generally will be made, pro rata to the holders of the LP Units.

Incorporation of Ladder Capital Corp

Ladder Capital Corp was incorporated as a Delaware corporation on May 21, 2013. Ladder Capital Corp has not engaged in any business or other activities except in connection with its formation. The amended and restated certificate of incorporation of Ladder Capital Corp at the time of the offering will authorize two classes of common stock, Class A common stock and Class B common stock and one or more series of preferred stock, each having the terms described in “Description of Capital Stock.”

Prior to completion of the offering, a number of shares of Class B common stock equal to the number of outstanding LP Units will be issued to the existing owners of LCFH in order to provide them with voting rights. Each existing unitholder of LCFH will receive a number of shares of Class B common stock equal to the number of LP Units held by such existing unitholder. See “Description of Capital Stock—Class B Common Stock.” Holders of our Class A and Class B common stock each have one vote per share of Class A and Class B common stock, respectively, and vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Offering Transactions

At the time of the offering, we intend to use all of the net proceeds from the offering to purchase              newly issued LP Units from LCFH. See “Use of Proceeds.” Following the offering, each of the existing owners of LCFH may from time to time beginning 181 days after the date of this prospectus (subject to the terms of the LLLP Agreement) cause LCFH to exchange an equal number of their LP Units and Class B common stock for shares of our Class A common stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications. See “Certain Relationships and Related Transactions—Amended and Restated Limited Liability Limited Partnership Agreement of LCFH.” Any Class B shares exchanged will be cancelled. Any exchanges of LP Units for shares of Class A common stock are expected to result, with respect to Ladder Capital Corp, in increases in the tax basis of the assets of LCFH that otherwise would not have been available. These increases in tax basis may reduce the amount of tax that Ladder Capital Corp would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

We will enter into a tax receivable agreement with certain existing holders of the LP Units that will provide for the payment from time to time by Ladder Capital Corp to such persons of 85% of the amount of the benefits, if any, that Ladder Capital Corp realizes or under certain circumstances (such as following a change of control) is deemed to realize as a result of (i) the increases in tax basis referred to above (ii) any incremental tax basis adjustments attributable to payments made pursuant to the tax receivable agreement and (iii) any deemed interest deductions arising from payments made by us pursuant to the tax receivable agreement.

We refer to the foregoing transactions as the “Offering Transactions.”

As a result of the transactions described above and assuming that no direct or indirect existing investors in LCFH elect prior to the closing of this offering to receive shares of our Class A common stock in lieu of any or all LP Units and shares of Class B common stock that would otherwise be issued to such existing investors, or for their benefit, in the Reorganization Transactions:

•

the investors in the offering will collectively own             shares of our Class A common stock (or              shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and Ladder Capital Corp will hold              LP Units (or             LP Units if the underwriters exercise in full their over-allotment option to purchase additional shares of Class A common stock), representing     % of the total economic interest of LCFH (or     % of the total economic interest of LCFH if the underwriters exercise in full their over-allotment option);

•

the existing owners of LCFH (other than Ladder Capital Corp or any of its wholly owned subsidiaries) will collectively hold             LP Units, representing     % of the total economic interest of LCFH (or             LP Units, representing     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock), which can be exchanged together with an equal number of Class B common stock for newly-issued Class A common stock pursuant to the LLLP Agreement;

•

the investors in the offering will collectively have     % of the voting power in Ladder Capital Corp (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

the existing owners of LCFH, through their holdings of our Class B common stock and any Class A common stock subsequently issued in an exchange of LP Units and Class B common stock for newly-issued Class A common stock pursuant to the LLLP Agreement, will collectively have     % of the voting power in Ladder Capital Corp (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

Our post—offering organizational structure will allow the existing owners of LCFH to retain their equity ownership in LCFH, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of LP Units. Investors in the offering will, by contrast, hold their equity ownership in Ladder Capital Corp, a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of Class A common stock.

The existing owners of LCFH will also hold shares of Class B common stock of Ladder Capital Corp. The shares of Class B common stock have only voting and no economic rights. A share of Class B common stock cannot be transferred except in connection with a transfer of an LP Unit. Further, an LP Unit cannot be exchanged with LCFH for a share of our Class A common stock without the corresponding share of our Class B common stock being delivered together at the time of exchange for cancellation by us. Accordingly, as the existing owners of LCFH sell LP Units to us as part of the Offering Transactions or subsequently cause LCFH to exchange LP Units for shares of Class A common stock of Ladder Capital Corp pursuant to the LLLP Agreement, the voting power afforded to the existing owners of LCFH by their shares of Class B common stock is automatically and correspondingly reduced.

Holding Company Structure

Ladder Capital Corp will be a holding company, and its sole material asset will be a controlling equity interest in LCFH. As the General Partner of LCFH, Ladder Capital Corp will indirectly control all of the business and affairs of LCFH and its subsidiaries through its ability to appoint the LCFH board.

Ladder Capital Corp will consolidate the financial results of LCFH and its subsidiaries, and the ownership interest of the existing owners of LCFH (other than Ladder Capital Corp or any of its wholly owned subsidiaries) will be reflected as a non-controlling interest in Ladder Capital Corp’s consolidated financial statements.

Pursuant to the LLLP Agreement of LCFH, the board of LCFH has the right to determine when distributions (other than tax distributions) will be made to the limited partners of LCFH and the amount of any such distributions. If Ladder Capital Corp authorizes a distribution, such distribution will be made to the holders of LP units of LCFH, including Ladder Capital Corp, pro rata in accordance with their respective percentage interests.

The holders of LP Units of LCFH, including Ladder Capital Corp, will generally have to include for purposes of calculating their U.S. federal, state and local income taxes their share of any taxable income of LCFH. Taxable income of LCFH generally will be allocated to the holders of LP Units of LCFH (including Ladder Capital Corp) pro rata in accordance with their respective share of the net profits and net losses of LCFH. LCFH is obligated, subject to available cash and applicable law and contractual restrictions (including pursuant to our debt instruments), to make cash distributions, which we refer to as “tax distributions,” based on certain assumptions, to its limited partners (including Ladder Capital Corp) pro rata in accordance with their respective percentage interests. Generally, these tax distributions will be an amount equal to our estimate of the taxable income of LCFH multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual resident in New York, New York (taking into account the non-deductibility of certain expenses). See “Certain Relationships and Related Transactions—Amended and Restated Limited Liability Limited Partnership Agreement of LCFH.”

USE OF PROCEEDS

We estimate that the net proceeds to us from the offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $         million (or $         million if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

We intend to use the net proceeds from the offering to purchase newly-issued LP Units from LCFH, as described under “Organizational Structure—Offering Transactions” and to pay the expenses of the offering. The proceeds received by LCFH in connection with the sale of newly issued LP Units will be used to pay our offering expenses and grow our loan origination and related commercial real estate business lines and for general corporate purposes. Although specific assets have not yet been identified, assuming that the proceeds of the offering are applied consistently with our asset allocation as of June 30, 2013, we would invest approximately $             in our loan origination business line to make additional commercial real estate loans, $             in securities secured by first mortgage loans and $             in net leased and other commercial real estate assets. Actual allocation of the proceeds of the offering will ultimately be determined by management’s assessment of the long-term prospects of the business and real estate markets and individual evaluation of investment opportunities.

DIVIDEND POLICY

We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Future cash dividends, if any, will be at the discretion of our board of directors and will depend upon, among other things, our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors the board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and capitalization as of June 30, 2013:

•	on a historical basis for LCFH; and

•

on a pro forma basis for Ladder Capital Corp giving effect to the transactions described under “Unaudited Pro Forma Consolidated Financial Information,” including the application of the proceeds from the offering as described in “Use of Proceeds” as if such transactions occurred on June 30, 2013.

You should read this table together with the information contained in this prospectus, including “Organizational Structure,” “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2013
	Actual		Pro Forma
	(unaudited)
	($ in thousands)
Cash and cash equivalents	$45,884		$

Debt:
Repurchase agreements	$254,978		$
Borrowings under credit agreement	—
New revolving credit facility	—
Long term financing	166,270
Borrowings from the FHLB	498,000
Senior unsecured notes	325,000

Total debt	$1,244,248
Capital (equity):
Class A common stock, par value $0.001 per share, shares authorized on a pro forma basis; shares issued and outstanding on a pro forma basis	—
Class B common stock, par value $0.001 per share, shares authorized on a pro forma basis; shares issued and outstanding on a pro forma basis	—
Series A Preferred Units	827,259
Series B Preferred Units	291,496
Common Units	60,000
Additional paid in capital	—

Total partners’ capital / Ladder Capital Corp stockholders’ equity	1,178,755
Noncontrolling interest	8,692

Total capital (equity)	1,187,447	(1)

Total capitalization	$2,431,695		$

(1)	Represents the investment of existing unitholders in LCFH as of June 30, 2013, including Series A and Series B Participating Preferred Units and Class A Common Units and contributed capital. See the unaudited consolidated balance sheet of LCFH as of June 30, 2013 included elsewhere in this prospectus.

DILUTION

If you invest in the initial public offering of our Class A common stock, your interest will be diluted to the extent of the excess of the initial public offering price per share of our Class A common stock over the pro forma net tangible book value per share of our Class A common stock after the offering. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the net tangible book value per share attributable to the existing equity holders.

Our pro forma net tangible book value at June 30, 2013 was approximately $         million, or $         per share of our Class A common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities of LCFH, after giving effect to the Reorganization Transactions, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding, after giving effect to the Reorganization Transactions and assuming that all of the limited partners of LCFH (other than Ladder Capital Corp) exchanged their vested LP Units and Class B common stock for newly-issued shares of our Class A common stock on a one-for-one-basis, and further assuming that all participants in the Phantom Equity Investment Plan settle their notional holdings of Class A common stock in the form of actual shares of Class A common stock (see “Executive Compensation—Phantom Equity Investment Plan (Deferred Compensation Plan).”

After giving effect to the sale by us of              shares of our Class A common stock at an assumed initial public offering price of $         per share, the mid-point of the price range set forth on the cover page of this prospectus in the offering, after deducting the underwriting discounts, estimated offering expenses and other related transaction costs payable by us, and the use of the estimated net proceeds as described under “Use of Proceeds,” our pro forma net tangible book value at June 30, 2013 was $         million or $         per share of Class A common stock, assuming that all of the existing unitholders of LCFH (other than Ladder Capital Corp) exchanged their vested LP Units and Class B common stock for, and all holders of vested notional shares of Class A common stock under the Phantom Equity Investment Plan are settled in the form of, shares of our Class A common stock on a one-for-one basis.

The following table illustrates the pro forma immediate increase in book value of $         per share for existing equity holders and the immediate dilution of $         per share to new stockholders purchasing Class A common stock in the offering, assuming the underwriters do not exercise their option to purchase additional shares to cover any over-allotment.

Assumed initial public offering price per share	$
Pro forma net tangible book value per share prior to the offering at June 30, 2013	$
Increase in net tangible book value per share attributable to Class A stockholders purchasing shares in the offering	$
Pro forma net tangible book value per share after the offering	$
Dilution to new Class A stockholders per share	$

The following table summarizes, on the same pro forma basis at June 30, 2013, the total number of shares of Class A common stock purchased from us, the total cash consideration paid to us and the average price per share paid by the existing equityholders and by new investors purchasing shares in the offering, assuming that all of the existing unitholders of LCFH (other than Ladder Capital Corp) exchanged their vested LP Units and Class B common stock for shares of our Class A common stock on a one-for-one basis.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing unitholders					$
Public investors					$

Total		100.0%		100.0%	$

Of the             vested and unvested LP Units to be held by the existing unitholders of LCFH following the offering,             will be fully vested and             will be unvested. If we had assumed that all of the existing unitholders exchanged their unvested membership interests in addition to their vested membership interests for shares of our Class A common stock, the dilution in pro forma net tangible book value per share to new investors would have been greater and the average value per share exchanged by the existing equityholders would have been lower.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share of Class A common stock, the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors in the offering and by all investors by $         million, and would increase (decrease) the average price per share paid by new investors (excluding existing unitholders) by $        , assuming the number of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and without deducting the estimated underwriting discounts and offering expenses payable by us in connection with the offering.

If the underwriters’ option to purchase additional shares to cover any over-allotment is exercised in full, the pro forma net tangible book value per share at June 30, 2013 would have been approximately $         per share and the dilution in pro forma net tangible book value per share to new investors would be $         per share, in each case assuming that all of the existing unitholders of LCFH (other than Ladder Capital Corp) exchanged their vested LP Units and Class B common stock for shares of our Class A common stock on a one-for-one basis. Furthermore, the percentage of our shares held by existing equity owners would decrease to approximately     % and the percentage of our shares held by new investors would increase to approximately     %, in each case assuming that all of the existing unitholders of LCFH (other than Ladder Capital Corp) exchanged their vested LP Units and Class B common stock for shares of our Class A common stock on a one-for-one basis.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following tables summarize our consolidated financial data for the periods indicated. The historical financial information and other data is that of LCFH. LCFH will be considered our predecessor for accounting purposes, and its consolidated financial statements will be our historical consolidated financial statements following the offering. You should read the following financial information together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those consolidated financial statements appearing elsewhere in this prospectus. The selected consolidated balance sheet data for years ended December 31, 2012 and 2011 and the selected consolidated statement of operating and cash flows data for years ended December 31, 2012, 2011 and 2010 are derived from the audited consolidated financial statements of LCFH included elsewhere in this prospectus. The balance sheet data as of December 31, 2010, 2009 and 2008 and the operating and cash flows data for the year ended 2009 and for the period from inception through December 31, 2008 are derived from LCFH’s audited consolidated financial statements and related notes that are not included in this prospectus: The following consolidated financial information for the years ended December 31, 2012, 2011 and 2010 has been revised as described in Note 2 of the audited consolidated financial statements included elsewhere in the prospectus. Additionally the effect of the revision in 2009 is the reclassification of unrealized gains and losses on Agency interest-only securities from other comprehensive income to a component of net income in the amount of $1.2 million.

	For the year ended December 31,				For the period from inception through December 31, 2008
	2012	2011	2010	2009
	($ in thousands)
Operating Data:
Interest income	$136,198	$133,298	$129,301	$54,894	$923
Interest expense	(36,472)	(35,836)	(48,874)	(16,727)	(1,040)

Net interest income (expense)	99,726	97,462	80,427	38,167	(117)
Provision for loan losses	(449)	—	(885)	(566)	—

Net interest income (expense) after provision for loan losses	99,277	97,462	79,542	37,601	(117)
Total other income	151,945	12,350	39,251	23,695	(44)
Total costs and expenses	(76,264)	(36,570)	(27,149)	(18,899)	(6,278)

Income before taxes	174,958	73,241	91,644	42,397	(6,439)
Tax expense	(2,584)	(1,510)	(600)	—	—

Net income (loss)	172,374	71,731	91,044	42,397	(6,439)

Net (income) loss attributable to noncontrolling interest	49	(16)	—	—	—

Net income (loss) attributable to preferred and common unit holders	$172,423	$71,715	$91,044	$42,397	$(6,439)

Net Cash Provided By (Used in):
Operating activities	$(108,415)	$340,302	$(231,274)	$(45,524)	$(3,063)
Investing activities	283,310	(320,699)	(434,396)	(1,481,283)	(104,809)
Financing activities	(214,450)	(12,564)	568,717	1,578,807	229,137

Balance Sheet Data:
Securities	$1,125,562	$1,945,070	$1,925,510	$1,550,901	$106,370
Loans	949,651	514,038	509,804	123,136	—
Real estate	380,022	28,835	25,669	—	—
Other	64,626	27,815	21,667	16,420	4,691
Total assets	2,629,030	2,654,389	2,587,788	1,879,776	232,461
Total financing arrangements	1,484,672	1,615,641	1,839,720	1,219,425	—
Total liabilities	1,527,840	1,665,326	1,869,282	1,231,286	(3,679)
Total noncontrolling interest	582	125	—	—	—
Total partners’/members’ capital	1,101,190	989,062	718,506	648,490	228,782

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma consolidated statements of income for the year ended December 31, 2012 and for the six months ended June 30, 2013 present our consolidated results of operations giving pro forma effect to the Reorganization Transactions and Offering Transactions described under “Organizational Structure” and the use of the estimated net proceeds from the offering as described under “Use of Proceeds,” as if such transactions occurred on January 1, 2012. The unaudited pro forma consolidated balance sheet as of June 30, 2013 presents our consolidated financial position giving pro forma effect to the Reorganization Transactions and Offering Transactions described under “Organizational Structure” and the use of the estimated net proceeds from the offering as described under “Use of Proceeds,” as if such transactions occurred on June 30, 2013.

The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions on the historical financial information of LCFH. The unaudited pro forma consolidated financial information should be read together with “Organizational Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes included elsewhere in this prospectus.

The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of Ladder Capital Corp that would have occurred had we been in existence or operated as a public company or otherwise during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial position had the Reorganization Transactions and Offering Transactions described under “Organizational Structure” and the use of the estimated net proceeds from the offering as described under “Use of Proceeds” occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date.

The pro forma adjustments principally give effect to:

•	the purchase by Ladder Capital Corp of LP Units of LCFH with the proceeds of the offering; and

•

in the case of the unaudited pro forma consolidated statements of income, a provision for corporate income taxes on the income attributable to Ladder Capital Corp at an effective rate of             %, which includes a provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state, local and/or foreign jurisdiction.

The unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of the option to purchase up to an additional              shares of Class A common stock from us, that the shares of Class A common stock to be sold in the offering are sold at $             per share of Class A common stock, which is the midpoint of the price range indicated on the front cover of this prospectus and that no existing direct or indirect investors in LCFH elect prior to the closing of this offering to receive shares of our Class A common stock in lieu of any or all LP Units and shares of Class B common stock that would otherwise be issued to such existing investors, or for their benefit, in the Reorganization Transactions (see “Organizational Structure—Reorganization Transactions at LCFH”) .

The unaudited pro forma consolidated financial information reflects the manner in which we will account for this transaction. Specifically, we will account for the reorganization transactions by which LCC will become the general partner of LCFH as a transaction between entities under common control pursuant to ASC 805. Accordingly, after the reorganization, LCC will reflect the assets and liabilities of LCFH at their carryover basis.

Ladder Capital Corp

Unaudited Pro Forma Consolidated Balance Sheets

As of June 30, 2013

	Ladder Capital Finance Holdings LLLP Actual	Pro Forma Adjustments(1)	Ladder Capital Corp Pro Forma
Assets:
Cash and cash equivalents	$45,883,737
Cash collateral held by broker	40,899,667
Mortgage loan receivables held for investment, at amortized cost	333,953,973
Mortgage loan receivables held for sale	577,340,067
Real estate securities, available-for-sale:
Investment grade commercial mortgage backed securities	579,740,627
GN construction securities	20,728,142
GN permanent securities	116,686,605
Interest-only securities	170,367,777
Real estate, net	521,369,055
Investment in unconsolidated joint ventures	10,250,537
FHLB stock	28,900,000
Derivative instruments	16,128,129
Due from brokers	3,333,236
Accrued interest receivable	9,855,951
Other assets	22,826,212

Total assets	$2,498,263,715

Liabilities and Capital:
Liabilities:
Repurchase agreements	$254,977,525
Long-term financing	166,270,074
Borrowings from the FHLB	498,000,000
Senior unsecured notes	325,000,000
Derivative instruments	8,750,622
Accrued expenses	41,943,975
Other liabilities	15,874,406

Total liabilities	1,310,816,602

Commitments and contingencies:
Capital (equity):
Class A common stock, par value $0.001 per share, shares authorized on a pro forma basis; shares issued and outstanding on a pro forma basis	—
Class B common stock, par value $0.001 per share, shares authorized on a pro forma basis; shares issued and outstanding on a pro forma basis	—
Series A preferred units	827,258,769
Series B preferred units	291,496,047
Common units	59,999,899
Additional paid-in capital

Total partners’ capital/Ladder Capital Corp stockholders’ equity	1,178,754,715
Noncontrolling interest	8,692,398

Total capital (equity)	1,187,447,113

Total liabilities and capital	$2,498,263,715

(1)	As described in “Organizational Structure,” Ladder Capital Corp will become the General Partner of LCFH. Ladder Capital Corp will initially have % economic interest in LCFH, but will have 100% of the voting power and control the management of LCFH. As a result, Ladder Capital Corp will consolidate the financial results of LCFH and will record non-controlling interest on the Ladder Capital Corp consolidated balance sheet. Immediately following the Restructuring Transactions and Offering Transactions, the non-controlling interest, based on the assumptions to the pro forma financial information, will be $ million. Pro forma non-controlling interest represents % of the pro forma equity of LCFH of $ million.
(2)	Reflects the net effect on cash and cash equivalents of the receipt of offering proceeds of $ million described in “Use of Proceeds” net of estimated expenses.
(3)	Represents an adjustment to stockholders’ equity reflecting the following:
(a)	par value for Class A common stock and Class B common stock to be outstanding following the offering;

(b)	an increase of $ million of additional paid-in capital as a result of estimated net proceeds from the offering;
(c)	the elimination of LCFH partners’ equity of $ million upon consolidation.
(4)	The increase in non-controlling interest reflects the following:
(a)	an increase from the reclassification of partners’ equity of $ million to non-controlling interest upon consolidation; and

Ladder Capital Corp

Unaudited Pro Forma Consolidated Statements of Income

For the Six Months Ended June 30, 2013

	Ladder Capital Finance Holdings LLLP Actual	Pro Forma Adjustments(1)	Ladder Capital Corp Pro Forma
Net interest income:
Interest income	$61,429,106
Interest expense	23,411,488

Net interest income	38,017,618
Provision for loan losses	300,000

Net interest income after provision for loan losses	37,717,618
Other income:
Operating lease income	15,390,326
Sale of loans, net	121,444,307
Sale of securities, net	5,876,315
Sale of real estate, net	7,362,721
Fee income	3,602,878
Net result from derivative transactions	22,948,736
Earnings from investment in unconsolidated joint ventures	989,351
Unrealized gain (loss) on agency IO securities, net	(5,038,843)

Total other income	172,575,791

Costs and expenses:
Salaries and employee benefits	33,593,393
Operating expenses	5,009,124
Real estate operating expenses	6,425,142
Fee expense	5,193,012
Depreciation	6,199,189

Total costs and expenses	56,419,860

Income before taxes	153,873,549
Tax expense	3,683,520

Net income	150,190,029
Net (income) loss attributable to noncontrolling interest	327,030

Net income attributable to preferred and common unit holders/Ladder Capital Corp stockholders	$150,517,059

Earnings per common unit/share:
Basic	$1.38
Diluted	$1.33

Weighted average common units/shares outstanding:
Basic	21,792,945
Diluted	22,550,855

Ladder Capital Corp

Unaudited Pro Forma Consolidated Statements of Income

For the Fiscal Year Ended December 31, 2012

	Ladder Capital Finance Holdings LLLP Actual	Pro Forma Adjustments(1)	Ladder Capital Corp Pro Forma
Net interest income:
Interest income	$136,198,204
Interest expense	36,472,578

Net interest income	99,725,626

Provision for loan losses	448,833

Net interest income after provision for loan losses	99,276,793
Other income:
Operating lease income	8,331,338
Sale of securities, net	19,013,960
Sale of loans, net	154,613,009
Sale of real estate, net	1,275,235
Fee income	8,787,695
Net result from derivative transactions	(35,650,989)
Earnings from investment in equity method investee	1,256,109
Unrealized gain (loss) on agency IO securities, net	(5,680,893)

Total other income	151,945,464

Costs and expenses:
Salaries and employee benefits	51,090,424
Operating expenses	21,533,281
Depreciation	3,640,619

Total costs and expenses	76,264,324

Income before taxes	174,957,933
Tax expense	2,583,999

Net income	172,373,934
Net (income) loss attributable to noncontrolling interest	49,084

Net income attributable to preferred and common unit holders/Ladder Capital Corp stockholders	$172,423,018

Earnings per common unit/share:
Basic	$1.60
Diluted	$1.53
Weighted average common units/shares outstanding:
Basic	21,552,694
Diluted	22,550,855

(1)

As described in “Organizational Structure,” Ladder Capital Corp will become the General Partner of LCFH. Ladder Capital Corp will initially own     % of the economic interest in LCFH, but will have 100% of the voting power and control the management of LCFH. Certain of the existing owners of LCFH (other than Ladder Capital Corp or any of its subsidiaries) will own the remaining % of the economic interest in LCFH, which will be accounted for as a non-controlling interest in the future consolidated financial results of Ladder Capital Corp. Immediately following the offering, the non-controlling interest will be %. Net income attributable to the non-controlling interest will represent % of income before income taxes. These amounts have been determined based on the assumption that the underwriters’ option to purchase additional shares is not exercised. If the underwriters’ option to purchase additional shares is exercised the ownership percentage held by the non-controlling interest would decrease to %.
(2)	Following the Reorganization Transactions and the Offering Transactions, Ladder Capital Corp will be subject to U.S. federal income taxes, in addition to state, local and international taxes, with respect to its allocable share of any net taxable income of LCFH, which will result in higher income taxes than during our history as a partnership. As a result, the pro forma statements of income reflect an adjustment to our provision for corporate income taxes to reflect an effective rate of %, which includes provision for U.S. federal income taxes and uses our estimate of the weighted average statutory rates apportioned to each state, local and/or foreign jurisdiction.
(3)	The shares of Class B common stock of Ladder Capital Corp do not share in Ladder Capital Corp earnings and are therefore not allocated any net income attributable to the controlling and non-controlling interests. As a result, the shares of Class B common stock are not considered participating securities and are therefore not included in the weighted average shares outstanding for purposes of computing net income available per share.
(4)	For purposes of applying the as-if converted method for calculating diluted earnings per share, we assumed that all LP Units and Class B common stock are exchanged for Class A common stock. Such exchange is affected by the allocation of income or loss associated with the exchange of LP Units and Class B common stock for Class A common stock and accordingly the effect of such exchange has been included for calculating diluted pro forma net income (loss) available to Class A common stock per share. Giving effect to (i) the exchange of all LP Units and Class B common stock for shares of Class A common stock and (ii) the vesting of all unvested New Class A Unit stock based compensation awards, diluted pro forma net income (loss) per share available to Class A common stock would be computed as follows:

	Six months ended June 30, 2013	Year ended December 31, 2012
Pro forma income before income taxes	$	$
Adjusted pro forma income taxes(a)
Adjusted pro forma net income(b)
Weighted average shares of Class A common stock outstanding (assuming the exchange of all LP Units for shares of Class A common stock)(c)
Pro forma diluted net income available to Class A common stock per share	$	$

(a)	Represents the implied provision for income taxes assuming the exchange of all LP Units of LCFH for shares of Class A common stock of Ladder Capital Corp using the same method applied in calculating pro forma tax provision.
(b)	Assumes elimination of all non-controlling interest due to the assumed exchange of all LP Units and Class B common stock for shares of Class A common stock of Ladder Capital Corp as of the beginning of the period.
(c)	The unvested units are converted to LP Units based on the treasury stock method and an as-if converted method is used to give effect to the exchange provisions of the LLLP Agreement for the diluted weighted average share calculation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes included in this prospectus. In addition to historical information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed in our “Risk Factors.”

Overview

We are a leading commercial real estate finance company with a proprietary loan origination platform and an established national footprint. As a non-bank operating company, we believe that we are well-positioned to benefit from the opportunities arising from the diminished supply of commercial real estate debt capital and the substantial demand for new financings in the sector. We believe our comprehensive, fully-integrated in-house infrastructure, access to a diverse array of committed financing sources and highly experienced management team of industry veterans will allow us to continue to prudently grow our business as we endeavor to capitalize on profitable opportunities in various market conditions.

We conduct our business through three major business lines: commercial mortgage lending, investments in securities secured by first mortgage loans, and investments in selected net leased and other commercial real estate assets. We apply a comprehensive best practices underwriting approach to every loan and investment that we make, rooted in management’s deep understanding of fundamental real estate values and proven expertise in these complementary business lines through multiple economic and credit cycles.

Our primary business strategy is originating conduit first mortgage loans on stabilized, income producing commercial real estate properties that can be securitized. From our inception in October 2008 through June 30, 2013, we originated $6.2 billion of commercial real estate loans, $4.1 billion of which were sold into 14 securitizations, making us, by volume, the second largest non-bank contributor of loans to CMBS securitizations in the United States for that period, according to Commercial Mortgage Alert. The securitization of conduit loans has been a consistently profitable business for us and enables us to reinvest our equity capital into new loan originations or allocate it to other investments. In addition to conduit loans, we originated $1.1 billion of balance sheet loans held for investment from inception through June 30, 2013. During that timeframe, we also acquired $4.7 billion of investment grade-rated securities secured by first mortgage loans on commercial real estate and $654.1 million of selected net leased and other commercial real estate assets.

As of June 30, 2013, we had $2.5 billion in total assets and $1.2 billion in book equity capital. As of that date, our assets included $1.7 billion of senior secured assets, including $818.1 million of first mortgage loans secured by commercial real estate, $629.6 million of investment grade-rated CMBS, and $257.9 million of U.S. Agency Securities. We also owned $521.4 million of real estate at June 30, 2013.

Our primary sources of revenue include net interest income on our investments, which comprised 18.1% and 25.3% of our total net interest income after provision for loan losses and other income (“net revenues”) and net income, respectively, for the six months ended June 30, 2013, and income from sales of loans, net, which represents the income we earn from regular sales and securitizations of certain commercial mortgage loans, and which comprised 57.7%

and 80.9% of our net revenues and net income, respectively, for the six months ended June 30, 2013. See “—Non-GAAP Financial Measures” for a definition of net revenues and a reconciliation to total net interest income after provision for loan losses and total other income. We also generate net rental revenues from certain of our real estate and fee income from our loan originations and the management of our institutional bridge loan partnership.

Ladder was founded in October 2008 and we are currently capitalized by our management team and a group of leading global institutional investors, including affiliates of Alberta Investment Management Corp., GI Partners, Ontario Municipal Employees Retirement System and TowerBrook. We have built our operating business to include 58 full-time industry professionals by hiring experienced personnel known to us in the commercial mortgage industry. Doing so has allowed us to maintain consistency in our culture and operations and to focus on strong credit practices and disciplined growth.

We have a diversified and flexible financing strategy supporting our business operations, including significant committed term financing from leading financial institutions. As of June 30, 2013, we had $1.2 billion of debt financing outstanding, including $113.2 million of committed secured term financing from leading domestic financial institutions listed in Note 7 of the consolidated financial statements included elsewhere in this prospectus (with an additional $1.8 billion of committed secured term financing available to us from these institutions), $498.0 million of financing from the Federal Home Loan Bank (FHLB) (with an additional $902.0 million of committed term financing available to us from the FHLB), $166.3 million of third party, non-recourse mortgage debt, $141.8 million of other securities financing and $325.0 million of Notes. As of June 30, 2013 our debt-to-equity ratio was 1.0:1.0, as we employ leverage prudently to maximize financial flexibility.

Refer to Note 17 to the unaudited consolidated financial statements for disclosure regarding events subsequent to June 30, 2013.

Our Businesses

We invest primarily in loans, securities and other interests in U.S. commercial real estate, with a focus on senior secured assets. Our mix of business segments is designed to provide us with the flexibility to opportunistically allocate capital in order to generate attractive risk-adjusted returns under varying market conditions. The following table summarizes the value of our investment portfolio as reported in our consolidated financial statements as of the dates indicated below:

	As of June 30, 2013	As of December 31,
		2012	2011	2010
	(unaudited)
	($ in thousands)
Loans:
Conduit first mortgage loans	$577,340	$623,333	$258,842	$353,946
Balance sheet first mortgage loans	237,139	229,926	229,378	149,104
Other commercial real estate-related loans	96,815	96,392	25,819	6,754

Total loans	$911,294	$949,651	$514,039	$509,804
Securities:
CMBS investments	629,598	833,916	1,664,001	1,736,043
U.S. Agency Securities investments	257,925	291,646	281,069	189,467

Total securities	$887,523	$1,125,562	$1,945,070	$1,925,510
Real Estate:
Total real estate, net	521,369	380,022	28,835	25,669

Total investments	$2,320,186	$2,455,235	$2,487,944	$2,460,983
Cash, cash equivalents and cash collateral held by broker	86,783	109,169	138,630	105,138
Other assets	91,295	64,626	27,815	21,667

Total assets	$2,498,264	$2,629,030	$2,654,389	$2,587,788

Loans

Conduit First Mortgage Loans.    We originate conduit first mortgage loans that are secured by income-producing commercial real estate. These first mortgage loans are typically structured with fixed interest rates and five- to ten-year terms.

As of June 30, 2013, we held 38 first mortgage loans that were substantially available to be offered for sale into a securitization with an aggregate book value of $577.3 million. Based on the loan balances and the “as-is” third-party Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”) appraised values at origination, the weighted average loan-to-value ratio of this portfolio was 66.0% at June 30, 2013.

Balance Sheet First Mortgage Loans.    We also originate and invest in balance sheet first mortgage loans secured by commercial real estate properties that are undergoing transition, including lease-up, sell-out, renovation or repositioning. These mortgage loans are structured to fit the needs and business plans of the borrowers, and generally have floating rates and terms (including extension options) ranging from one to three years.

As of June 30, 2013, we held a portfolio of 13 balance sheet first mortgage loans with an aggregate book value of $237.1 million. Based on the loan balances and the “as-is” third-party FIRREA appraised values at origination, the weighted average loan-to-value ratio of this portfolio was 57.2% at June 30, 2013.

Other commercial real estate-related loans.    We selectively invest in note purchase financings, subordinated debt, mezzanine debt and other structured finance products related to commercial real estate. As of June 30, 2013, we held $96.8 million of other commercial real estate-related loans. Based on the loan balance and the “as-is” third-party FIRREA appraised values at origination, the weighted average loan-to-value ratio of the portfolio was 79.3% at June 30, 2013.

The following charts set forth our total outstanding conduit loans, balance sheet loans and other commercial real estate-related loans as of June 30, 2013 and a breakdown of our loan portfolio by loan size and geographic location and asset type of the underlying asset.

Securities

CMBS investments.    We invest in CMBS secured by first mortgage loans on commercial real estate, and own predominantly short-duration, AAA-rated securities. As of June 30, 2013, the estimated fair value of our portfolio of CMBS investments totaled $629.6 million in 74 CUSIPs ($8.5 million average investment per CUSIP). As of that date, all of our CMBS investments were rated investment grade by Standard & Poor’s, Moody’s or Fitch, consisting of 84.2% AAA/Aaa-rated securities and 15.8% of other investment grade-rated securities, including 1.2% rated AA/Aa, 1.8% rated A/A and 12.8% rated BBB/Baa. In the future, we may invest in CMBS securities that are not rated. As of June 30, 2013, our CMBS investments had a weighted average duration of 1.8 years. The commercial real estate collateral underlying our CMBS portfolio is located throughout the United States. As of June 30, 2013, by property count and market value, respectively, 51.0% and 70.4% of the collateral underlying our CMBS investments was distributed throughout the top 25 metropolitan statistical areas (“MSAs”) in the United States, with 7.6% and 26.3% of the collateral located in the New York-Newark-Edison MSA, and the concentrations in each of the remaining top 24 MSAs ranging from 0.8% to 5.6% by property count and 0.5% to 5.7% by market value.

U.S. Agency Securities investments.    Our U.S. Agency Securities portfolio consists of securities for which the principal and interest payments are guaranteed by a U.S. government agency, such as the Government National Mortgage Association (“Ginnie Mae”), or by a government sponsored entity, such as the Federal National Mortgage Association (“Fannie Mae”) or the Federal Home Loan Mortgage Corporation (“Freddie Mac”). In addition, these securities are secured by first mortgage loans on commercial real estate. As of June 30, 2013, the estimated fair value of our portfolio of U.S. Agency Securities was $257.9 million in 59 CUSIPs ($4.4 million average investment per CUSIP), with a weighted average duration of 3.5 years. The commercial real estate collateral underlying our U.S. Agency Securities portfolio is located throughout the United States. As of June 30, 2013, by market value, 36.2%, 21.5% and 12.9% of the collateral underlying our U.S. Agency Securities, excluding the collateral underlying our Agency interest-only securities, was located in New York, Missouri and Texas, respectively, with no other state having a concentration greater than 10.0%. By property count, New York represented 17.4%, Missouri represented 4.3% and Texas represented 8.7% of such collateral, with no other state’s concentration greater than 10.0%. While the specific geographic concentration of our Agency interest-only securities portfolio as of June 30, 2013 is not obtainable, risk relating to any such possible concentration is mitigated by the interest payments of these securities being guaranteed by an agency of the U.S. government.

Real estate

Commercial real estate properties.    As of June 30, 2013, we owned 34 single tenant retail properties with an aggregate book value of $261.6 million. These properties are leased on a net basis where the tenant is generally responsible for payment of real estate taxes, building insurance and maintenance. Sixteen of our properties are leased to a national pharmacy chain, and the remaining properties are leased to a national discount retailer, a regional sporting goods store, and a regional membership warehouse club. As of June 30, 2013, our net leased properties comprised a total of 1.3 million square feet, had a 100% occupancy rate, had an average age since construction of 6.6 years and a weighted average remaining lease term of 19.2 years. In addition, as of June 30, 2013, we owned a 13 story office building with a book value of $18.0 million through a joint venture with an operating partner, and a portfolio of office properties with a book value of $135.0 million through a separate joint venture with an operating partner. Further details regarding our portfolio of commercial real estate properties, including state of operation, can be found in the chart on page 149.

Residential real estate.    As of June 30, 2013, we owned 384 residential condominium units at Veer Towers in Las Vegas with a book value of $106.9 million through a joint venture with an operating partner. As of June 30, 2013, the units were 63% rented and occupied. We sold 43 units during the six months ended June 30, 2013, generating aggregate gains on sale of $7.4 million, and we intend to sell the remaining units over time.

Other investments

Institutional bridge loan partnership.    In 2011, we established an institutional partnership with a Canadian sovereign pension fund to invest in first mortgage bridge loans that met pre-defined criteria. Our partner owns 90% of the limited partnership interests and we own the remaining 10% on a pari passu basis as well as 100% of the general partnership interest. Our partner retains the discretion to accept or reject individual loans. As the general partner, we earn management fees and incentive fees from the partnership. In addition, we are entitled to retain origination fees of up to 1% on loans that we sell to the partnership. As of June 30, 2013, the partnership owned $142.1 million of first mortgage bridge loan assets that were financed by $53.1 million of term debt. Debt of the partnership is nonrecourse to the limited and general partners, except for customary nonrecourse carve-outs for certain actions and environmental liability. As of June 30, 2013, the book value of our investment in the institutional partnership was $8.1 million.

Unconsolidated joint venture.    In connection with the origination of a loan in April 2012, we received a 25% equity kicker with the right to convert upon a capital event. On March 22, 2013, the loan was refinanced and we converted our interest into a 25% limited liability company interest in Grace Lake JV, LLC. As of June 30, 2013, the LLC owned an office building with a carrying value of $78.0 million that is financed by $78.7 million of long-term debt. Debt of the LLC is nonrecourse to the limited liability company members, except for customary nonrecourse carve-outs for certain actions and environmental liability. As of June 30, 2013, the book value of our investment in the LLC was $2.1 million.

Other asset management activities.    As of June 30, 2013, we also managed three separate CMBS investment accounts for private investors with combined total assets of $7.8 million. As of October 2012, we are no longer purchasing any new investments for these accounts, however, we will continue to manage the existing investments until their full prepayment or other disposition.

Business outlook

We believe the commercial real estate finance market currently presents substantial opportunities for new origination, as it is characterized by stabilizing property values, a low interest rate environment, and a supply-demand imbalance for financing. Over $1.6 trillion of commercial real estate debt is scheduled to mature over the next five years according to Trepp, while at the same time traditional real estate lenders such as banks and insurance companies face significant new capital and regulatory requirements.

April 2010 marked the first new-issue, multi-borrower CMBS securitization since June 2008. For 2010 as a whole, new CMBS issuances totaled $11.6 billion. In 2011, new CMBS issuances totaled $32.7 billion, despite a slowdown in originations of commercial real estate mortgage loans during the second half of the year because of the uncertain economic climate created by the Euro-area crisis. In 2012, new CMBS issuance totaled $48.4 billion, a 47.9% increase over 2011. For the six months ended June 30, 2012 new CMBS issuances totaled $18.3 billion. For the six months ended June 30, 2013, new CMBS issuances totaled $43.9 billion, a 139.2% increase over the same period in 2012. We believe the CMBS market will continue to play an important role in the financing of commercial real estate in the United States.

We believe our ability to quickly and efficiently shift our focus between lending, securities, and real estate investment opportunities allows us to take advantage of attractive investment opportunities under a variety of market conditions. There are times when the conduit lending/securitization market conditions are very favorable and we shift our focus and allocate our equity toward that market. At other times, especially when markets are under stress, investment in securities is more attractive and we quickly shift focus and equity accordingly.

The passage of the Dodd-Frank Act introduced complex, comprehensive legislation into the financial industry, which will have far reaching effects on the securitization industry and its participants. There is uncertainty as to how, in the coming years, the Dodd-Frank Act may affect us or our competitors. In addition, there can be no assurance that the recovery will continue or that we will be able to find appropriate investment opportunities.

Factors impacting operating results

There are a limited number of factors that influence our operating results in a meaningful way. The most meaningful include (1) our competition; (2) market and economic conditions; (3) loan origination volume; (4) profitability of securitizations; (5) avoidance of credit losses; (6) availability of debt and equity funding and the costs of that funding; (7) the net interest margin on our investments; and (8) effectiveness of our hedging and other risk management practices.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable. Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we may choose to rely on certain exemptions. See “Risk Factors—Risk related to our capital structure and operations—As an “emerging growth company” under the JOBS Act we are eligible to take advantage of certain exemptions from various reporting requirements.”

Results of Operations

The results of operations presented herein are those of LCFH, our predecessor.

Six months ended June 30, 2013 compared to the six months ended June 30, 2012

Overview

Net income attributable to preferred and common unit holders totaled $150.5 million for the six months ended June 30, 2013, compared to $76.7 million for the six months ended June 30, 2012. The increase in net income attributable to preferred and common unit holders was primarily the result of increased volume in loan securitizations from $562.8 million in the six months ended June 30, 2012 to $1.2 billion in the six months ended June 30, 2013, combined with an increased securitization profit in 2013.

Adjusted net income totaled $131.2 million for the six months ended June 30, 2013, compared to $88.4 million for the six months ended June 30, 2012. The increase in adjusted net income was also due to the improved securitization results discussed in the preceding paragraph. See “–Non-GAAP financial measures” for our definition of adjusted net income and a reconciliation to net income attributable to preferred and common unit holders.

Net interest income

Interest income totaled $61.4 million for the six months ended June 30, 2013, compared to $71.2 million for the six months ended June 30, 2012. The $9.8 million decrease in interest income was primarily attributable to a decrease in our average investment in our securities portfolios. For the six months ended June 30, 2013, securities investments averaged $1.0 billion (54.3% of average interest bearing investments) versus an average loan investment balance of $859.6 million. For the six months ended June 30, 2012, securities investments averaged $1.8 billion (75.3% of average interest bearing investments) versus an average loan investment balance of $602.1 million.

Interest expense totaled $23.4 million for the six months ended June 30, 2013, compared to $16.0 million for the six months ended June 30, 2012. The $7.4 million increase in interest expense was primarily attributable to the $325 million of Notes that were outstanding during the six months ended June 30, 2013 but not for the six months ended June 30, 2012.

Net interest income totaled $38.0 million for the six months ended June 30, 2013, compared to $55.1 million for the six months ended June 30, 2012. The $17.1 million decrease in net interest income was primarily attributable to the declining securities investment balance throughout the year and the additional interest expense incurred by the bond issuance.

Cost of funds, a non-GAAP measure, totaled $28.3 million for the six months ended June 30, 2013, compared to $25.1 million for the six months ended June 30, 2012. The $3.2 million increase in cost of funds was primarily attributable to the $325 million of Notes that were outstanding during the six months ended June 30, 2013 but not during the six months ended June 30, 2012.

Interest income, net of cost of funds, a non-GAAP measure, totaled $33.2 million for the six months ended June 30, 2013, compared to $46.1 million for the six months ended June 30, 2012. The $12.9 million decrease in interest income, net of cost of funds was primarily attributable to the declining securities investment balance throughout the year and the additional interest expense incurred by the issuance of the Notes referred to in the preceding paragraph.

We present cost of funds, which is a non-GAAP measure, as a supplemental measure of the Company’s cost of debt financing. We define cost of funds as interest expense as reported on our consolidated statements of income adjusted to include the net interest expense component resulting from our hedging activities, which is currently included in net results from derivative transactions on our consolidated statements of income. We net cost of funds with our interest income as presented on our consolidated statements of income to arrive at interest income, net of cost of funds, which we believe represents a more comprehensive measure of our net interest results.

Set forth below is an unaudited reconciliation of interest expense to cost of funds ($ in thousands):

	For the six months ended June 30,
	2013	2012
Interest expense	$(23,411)	$(16,047)
Net interest expense component of hedging activities (1)	(4,865)	(9,073)

Cost of funds	$(28,276)	$(25,120)

Interest income	$61,429	$71,179
Cost of funds	(28,276)	(25,120)

Interest income, net of cost of funds	$33,153	$46,059

	For the six months ended June 30,
	2013	2012
(1) Net interest expense component of hedging activities	$(4,865)	$(9,073)
Hedging realized result (futures)	4,086	(4,291)
Hedging realized result (swaps)	(8,169)	(1,868)
Hedging unrecognized result	31,897	(7,474)

Net result from derivative transactions	$22,949	$(22,706)

Interest spreads

As of June 30, 2013, the weighted average yield on our mortgage loan receivables was 7.13%, compared to 7.32% as of June 30, 2012. As of June 30, 2013, the weighted average interest rate on borrowings against our mortgage loan receivables was 0.67%, compared to 2.60% as of June 30, 2012. The decrease in the rate on borrowings against our mortgage loan receivables from June 30, 2012 to June 30, 2013 was primarily due to the utilization of the FHLB as the source of all of these borrowings as of June 30, 2013 versus the utilization of higher cost borrowings under bank financing facilities as of June 30, 2012. As of June 30, 2013, we had outstanding borrowings against our mortgage loan receivables equal to 12.6% of the carrying value of our mortgage loan receivables, compared to 34.7% as of June 30, 2012.

As of June 30, 2013, the weighted average yield on our real estate securities was 5.02%, compared to 5.10% as of June 30, 2012. As of June 30, 2013, the weighted average interest rate on borrowings against our real estate securities was 0.89%, compared to 1.44% as of June 30, 2012. The decrease in the interest rate on borrowings against our real estate securities from June 30, 2012 to June 30, 2013 was primarily due to the utilization of the FHLB as a source of a portion of these borrowings as of June 30, 2013 versus the sole utilization of borrowings under higher cost repurchase agreements as of June 30, 2012. As of June 30, 2013, we had outstanding borrowings against our real estate securities equal to 71.9% of the carrying value of our real estate securities, compared to 83.7% as of June 30, 2012.

Our real estate is comprised of non-interest bearing assets. As of June 30, 2013, the weighted average interest rate on mortgage borrowings against our real estate was 5.14%, compared to 6.19% as of June 30, 2012. During the one year period between June 30, 2012 and June 30, 2013, the carrying value of our real estate portfolio increased from $79.4 million to $521.4 million. The decrease in the interest rate on borrowings against our real estate from June 30, 2012 to June 30, 2013 was primarily due to lower prevailing market interest rates on the mortgage debt used primarily to finance real estate investments added since June 30, 2012. As of June 30, 2013, we had outstanding borrowings against our real estate equal to 31.9% of the carrying value of our real estate, compared to 37.2% as of June 30, 2012.

Provision for loan losses

We had a $0.3 million provision for loan losses for the six months ended June 30, 2013, compared to a $0.1 million provision for loan losses for the six months ended June 30, 2012. We invest primarily in loans with high credit quality, and we sell our conduit mortgage loans in the ordinary course of business. We estimate our loan loss provision based on our historical loss experience and our expectation of losses inherent in our loan portfolio but not yet realized. We have had no events of impairment on the loans we originated since our inception in 2008. As a result, our reserve for loan losses remained relatively unchanged as of June 30, 2013, with an increase of $0.2 million.

Income from sales of loans, net

Income from sales of loans, net, which includes all loan sales, whether by securitization, whole loan sales or other means, totaled $121.4 million for the six months ended June 30, 2013, compared to $57.1 million for the six months ended June 30, 2012, an increase of $64.3 million. In the six months ended June 30, 2013, we participated in three separate securitization transactions, selling 66 loans with an aggregate outstanding principal balance of $1.2 billion. In the six months ended June 30, 2012, we participated in two securitization transactions, selling 35 loans with an aggregate outstanding principal balance of $562.8 million.

Income from sales of securitized loans, net, a non-GAAP measure, represents gross proceeds received from the sale of loans into securitization trusts, less the book value of those loans at the time they were sold, less any costs, such as legal and closing costs, associated with the securitization transactions.

We present net results from loans sold into securitizations, a non-GAAP measure, as a supplemental measure of the performance of our loan securitization business. We consider loans sold into securitizations as one of our primary business drivers and as such, net results from loans sold into securitizations are a key component of our results. Since our loans sold into securitizations to date are comprised of long-term fixed-rate loans, the result of hedging interest rate exposures prior to securitization represents a substantial portion of our interest rate hedging. Therefore, we view these two components of our profitability together when assessing the performance of this business activity and find it a meaningful measure of the company’s performance as a whole. When evaluating the performance of our sale of loans into securitization business, we generally consider the income from sales of securitized loans, net, in conjunction with our income statement items that are directly related to such securitization transactions, including portions of the realized net result from derivative transactions that are specifically related to hedges on the securitized or sold loans, which we reflect as hedge gain/(loss) related to loans securitized, a non-GAAP measure, in the table below.

Below are the results from sales of loans into securitizations for the six month periods ended June 30, 2013 and 2012:

	Six months ended June 30,
	2013	2012
Number of loans	66	35
Face amount of loans sold into securitizations ($ in thousands)	$1,153,649.8	$562,795.8
Number of securitizations	3	2
Income from sale of securitized loans, net ($ in thousands)(1)	$119,279.5	$56,460.7
Hedge gain/(loss) related to loans securitized ($ in thousands)(2)	$(3,466.2)	$(3,863.2)

Net results from loans sold into securitizations ($ in thousands)	$115,813.3	$52,597.5

(1)	The following is a reconciliation of the non-GAAP measure of income from sale of securitized loans, net to income from sale of loans, net, which is the closest GAAP measure, as reported in our consolidated financial statements included herein.

	Six months ended June 30,
	2013	2012
	($ in thousands)
Income from sale of loans (non-securitized), net	$2,164.8	$622.3
Income from sale of securitized loans, net	119,279.5	56,460.7

Income from sale of loans, net	$121,444.3	$57,083.0

(2)	The following is a reconciliation of the non-GAAP measure of hedge gain/(loss) related to loans securitized to net results from derivative transactions, which is the closest GAAP measure, as reported in our consolidated financial statements included herein.

	Six months ended June 30,
	2013	2012
	($ in thousands)
Hedge gain/(loss) related to lending and securities positions	$26,414.9	$(18,843.2)
Hedge gain/(loss) related to loans securitized	(3,466.2)	(3,863.2)

Net results from derivative transactions	$22,948.7	$(22,706.4)

Income from sales of securities, net

Income from sales of securities, net, totaled $5.9 million for the six months ended June 30, 2013, compared to $10.2 million for the six months ended June 30, 2012, a decrease of $4.3 million. For the six months ended June 30, 2013, we sold $99.0 million of securities, comprised of $43.2 million of CMBS for income of $2.6 million, and $55.8 million of U.S. Agency Securities in two separate securitizations of those securities for income of $3.3 million. For the six months ended June 30, 2012, we sold $159.2 million of securities, comprised of $112.8 million of CMBS securities for income of $5.6 million, and $46.3 million of U.S. Agency Securities in two separate securitizations of those securities for income of $4.5 million.

Income from sales of real estate, net

For the six months ended June 30, 2013 income from sales of residential real estate properties totaled $7.4 million. During the six months ended June 30, 2013 we sold 43 residential condominium units. Income from sales of commercial real estate properties totaled $1.5 million for the six months ended June 30, 2012, during which we sold 12 properties that were leased to drugstores under long-term leases.

Other income

Operating lease income totaled $15.4 million for the six months ended June 30, 2013, compared to $2.3 million for the six months ended June 30, 2012. The increase of $13.1 million reflects the larger portfolio of real estate in 2013.

Fee income totaled $3.6 million for the six months ended June 30, 2013, compared to $6.4 million for the six months ended June 30, 2012. We generate fee income from the management of our institutional partnership as well as from origination fees, exit fees and other fees on the loans we originate and in which we invest. The $2.8 million decrease in fee income year over year was due to a significant exit fee earned in the second quarter 2012.

Net result from derivative transactions

Net result from derivative transactions represented a gain of $22.9 million for the six months ended June 30, 2013, compared to a loss of $22.7 million for the six months ended June 30, 2012, a positive change of $45.6 million. The derivative positions that generated these results were a combination of interest rate swaps, caps, and futures that we employed in an effort to hedge the value of our fixed rate assets and the net interest income we earn against the impact of changes in interest rates. The gain in 2013 was primarily related to an increase in interest rates during the six months ended June 30, 2013, which generally decreased the value of our fixed rate loan and securities investments, and increased the fair value of our offsetting derivative transactions. The total net result from derivative transactions is comprised of hedging interest expense, realized losses related to hedge terminations and unrealized losses related to changes in the fair value of asset hedges. The hedge positions were related to fixed rate conduit-eligible loans and securities investments.

Earnings from investment in unconsolidated joint ventures

In 2011, we entered into an institutional partnership for which we use the equity method of accounting. We own a 100% general partner interest and a 10% limited partner interest in the institutional partnership. We are entitled to income allocations and distributions based upon our limited partner interest of 10% and are eligible for additional distributions up to 25% if certain return thresholds are met upon asset sale or maturity. Our proportionate share of the net income of the institutional partnership, as defined in the institutional partnership agreement, is reflected on our consolidated statements of income as earnings from investment in unconsolidated joint ventures.

In 2013, we acquired a 25% limited liability company interest for which we use the equity method of accounting. We receive distributions on a pari passu basis with one other financial institution’s equity interest. Our proportionate share of the net income of the limited liability company, as defined in the limited liability company agreement, is reflected on our consolidated statements of income as earnings from investment in unconsolidated joint ventures.

Earnings from investment in unconsolidated joint ventures totaled $1.0 million for the six months ended June 30, 2013, compared to $0.8 million for the six months ended June 30, 2012.

Salaries and employee benefits

Salaries and employee benefits totaled $33.6 million for the six months ended June 30, 2013, compared to $23.3 million for the six months ended June 30, 2012. Salaries and employee benefits are comprised primarily of salaries, bonuses, originator bonuses related to loan profitability, equity based compensation and other employee benefits. The increase of $10.3 million in salaries and employee benefits was primarily related to the $73.5 million year over year increase in net income which led to an increase in incentive compensation expense and the hiring of additional employees.

Operating expenses

Operating expenses totaled $11.4 million for the six months ended June 30, 2013, compared to $5.0 million for the six months ended June 30, 2012. Operating expenses primarily consist of professional fees, lease expense, and technology expenses.

Real estate operating expenses

Real estate operating expenses totaled $6.4 million for the six months ended June 30, 2013, compared to zero for the six months ended June 30, 2012. The increase of $9.6 million in operating expense was primarily related to increased operating expenses related to our real estate investments, which increased from $79.4 million as of June 30, 2012 to $521.4 million at June 30, 2013.

Fee expense

Fee expense totaled $5.2 million for the six months ended June 30, 2013, compared to $2.1 million for the six months ended June 30, 2012. Fee expense consists primarily of real estate acquisition costs. The increase of $3.1 million in fee expense was primarily related to the increase of real estate investments to $521.4 million at June 30, 2013 from $79.4 million at June 30, 2012.

Other costs and expenses

Depreciation totaled $6.2 million for the six months ended June 30, 2013, compared to $1.0 million for the six months ended June 30, 2012. The $5.2 million increase in depreciation is attributable to increased real estate of $521.4 million at June 30, 2013 versus $79.4 million at June 30, 2012.

Tax expense

Tax expense totaled $3.7 million for the six months ended June 30, 2013, compared to $0.4 million for the six months ended June 30, 2012. The increase of $3.3 million is primarily attributable to increased revenue earned on securitizations which is subject to the New York City Unincorporated Business Tax.

Year ended December 31, 2012 compared to the year ended December 31, 2011

Overview

Net income attributable to preferred and common unit holders totaled $172.4 million for the year ended December 31, 2012, compared to $71.7 million for the year ended December 31, 2011. The increase in net income attributable to preferred and common unit holders was primarily the result of increased volume in loan securitizations from $1.0 billion in 2011 to $1.6 billion in 2012, combined with an increased securitization profit in 2012.

Adjusted net income totaled $174.9 million for the year ended December 31, 2012, compared to $102.9 million for the year ended December 31, 2011. The increase in adjusted net income was also due to the improved securitization results discussed in the preceding paragraph.

Investment and Financing Overview

Investment activity in 2012 focused on loan originations and real estate investments. We originated and funded $2.5 billion in principal value of commercial mortgage loans in the year ended December 31, 2012. We also invested $428.7 million in real estate. Our securities portfolio continued to amortize over the course of the year. We acquired $425.8 million of new securities, which was not enough to offset $279.3 million of sales and $951.2 million of amortization in the portfolio, which contributed to a net reduction in our securities portfolio of $819.5 million.

The financing climate improved in 2012 compared to 2011. In the third and fourth quarters of 2012 we entered into two significant new financing arrangements, including a subsidiary’s membership in the FHLB, and the issuance of the Notes. We also successfully extended several of our key loan and securities financing facilities over the course of the year.

We originated and funded $1.4 billion in principal value of commercial mortgage loans in the year ended December 31, 2011, and securitized and sold $1.4 billion of loans over the course of the year. We also invested in $991.2 million in securities in 2011, which was largely offset by $547.5 million of repayment of securities and $406.9 million in sales of securities. The investment climate in 2011 was generally stable, with the exception of the third quarter of the year, when uncertainty related to a number of domestic and foreign economic issues, including concerns regarding the finances of a number of member countries of the European Union, had a slow-down effect on the CMBS market. During the third quarter of 2011, we curtailed our origination of first mortgage loans and made additional securities investments, as the adverse market conditions affecting lending translated into greater availability of attractively priced securities investments.

In 2011, we successfully raised additional equity capital and additional committed financing. In the third quarter of 2011, we completed our second offering of equity interests and raised commitments totaling $257.4 million. A total of $86.1 million of the capital was called in the third quarter of 2011, and the remaining $171.3 million was called in December 2011. At that time, we used the proceeds of the capital call to pay down debt and fund new investments, resulting in a year-end debt to equity ratio of 1.6:1.0. The impact of this additional equity funding on interest income, interest expense, and other income was limited in 2011. Other notable funding events during the year included successful extensions of existing funding facilities, the creation of the institutional bridge loan partnership, and the final repayment of amounts borrowed under the Federal Reserve Bank of New York’s Term Asset-Backed Securities Loan Facility, or TALF.

Net interest income

Interest income totaled $136.2 million for the year ended December 31, 2012, compared to $133.3 million for the year ended December 31, 2011. Interest income varies upon the mix of our interest bearing investments. The $2.9 million increase in interest income was primarily attributable to increase in our average investment in our loan portfolio. In 2012, securities investments averaged $1.6 billion (69.4% of average interest bearing investments) versus an average loan investment balance of $696.9 million. In the preceding year, securities investments averaged $1.9 billion (79.5% of average interest bearing investments) versus an average loan investment balance of $502.4 million.

Interest expense totaled $36.5 million for the year ended December 31, 2012, compared to $35.8 million for the year ended December 31, 2011. Interest expense will vary depending upon the amount of leverage we choose to use and the average cost to borrow funds. The $0.7 million increase in interest expense was primarily attributable to the addition of the interest expense on the Notes offset by the declining cost of funds on our more recent debt facilities.

Net interest income totaled $99.7 million for the year ended December 31, 2012, compared to $97.5 million for the year ended December 31, 2011. The change in the net interest margin from 2011 to 2012 is due to the mix of our investments with a heavier emphasis on loans combined with the average yield on those investments offset by a net higher cost of funds resulting from the interest on the Notes.

Cost of funds, a non-GAAP measure, totaled $53.0 million for the year ended December 31, 2012, compared to $50.8 million for the year ended December 31, 2011. The $2.2 million increase in cost of funds was primarily attributable to the addition of the interest expense on the Notes issued in September 2012 offset by the declining cost of funds on our more recent debt facilities as noted in the preceding paragraph as well as a decrease in the net interest expense component related to hedging.

Interest income, net of cost of funds, a non-GAAP measure, totaled $83.2 million for the year ended December 31, 2012, compared to $82.5 million for the year ended December 31, 2011. The $0.7 million increase in interest income, net of cost of funds from 2011 to 2012 a change in the mix of our investments in 2012 to one with a heavier emphasis on loans with higher average yields offset by a higher cost of funds resulting from the interest on the Notes.

We present cost of funds, which is a non-GAAP measure, as a supplemental measure of the Company’s cost of debt financing. We define cost of funds as interest expense as reported on our consolidated statements of income adjusted to include the net interest expense component resulting from our hedging activities, which is currently included in net results from derivative transactions on our consolidated statements of income. We net cost of funds with our interest income as presented on our consolidate statements of income to arrive at interest income, net of cost of funds, which we believe represents a more comprehensive measure of our net interest results.

Set forth below is an unaudited reconciliation of interest expense to cost of funds ($ in thousands):

	For the year ended December 31,
	2012	2011	2010
Interest expense	$(36,473)	$(35,836)	$(48,874)
Net interest expense component of hedging activities (1)	(16,554)	(14,924)	(6,985)

Cost of funds	$(53,027)	$(50,760)	$(55,859)

Interest income	$136,198	$133,298	$129,302
Cost of funds	(53,027)	(50,760)	(55,859)

Interest income, net of cost of funds	$83,171	$82,538	$73,443

	For the year ended December 31,
	2012	2011	2010
(1) Net interest expense component of hedging activities	$(16,554)	$(14,924)	$(6,985)
Hedging realized result (futures)	(20,886)	(32,227)	(3,088)
Hedging realized result (swaps)	(6,872)	(2,263)	(8,222)
Hedging unrecognized result	8,662	(31,961)	(2,452)

Net result from derivative transactions	$(35,650)	$(81,375)	$(20,747)

Interest spreads

As of December 31, 2012, the weighted average yield on our mortgage loan receivables was 7.03%, compared to 7.73% as of December 31, 2011, reflecting lower interest rates and more competitive lending conditions in 2012. As of December 31, 2012, the weighted average interest rate on borrowings against our mortgage loan receivables was 2.78%, compared to 2.82% as of December 31, 2011. As of December 31, 2012, we had outstanding borrowings against our mortgage loan receivables equal to 23.8% of the carrying value of our mortgage loan receivables, compared to 29.7% as of December 31, 2011.

As of December 31, 2012, the weighted average yield on our real estate securities was 4.99%, compared to 4.94% as of December 31, 2011. As of December 31, 2012, the weighted average interest rate on borrowings against our real estate securities was 1.08%, compared to 1.39% as of December 31, 2011. The decrease in the interest rate on borrowings against our real estate securities from December 31, 2011 to December 31, 2012 was primarily due to the utilization of the FHLB as a source of a portion of these borrowings as of December 31, 2012 versus the sole utilization of more costly borrowings under repurchase agreements as of December 31, 2011. As of December 31, 2012, we had outstanding borrowings against our real estate securities equal to 73.7% of the carrying value of our real estate securities, compared to 74.3% as of December 31, 2011.

Our real estate is comprised of non-interest bearing assets. As of December 31, 2012, the weighted average interest rate on mortgage borrowings against our real estate was 5.35%, compared to 6.59% as of December 31, 2011. During the one year period between December 31, 2011 and December 31, 2012, the carrying value of our real estate portfolio increased from $28.8 million to $380.0 million. The decrease in the interest rate on borrowings against our real estate from December 31, 2011 to December 31, 2012 was primarily due to lower prevailing market interest rates on the mortgage debt used primarily to finance real estate investments added since December 31, 2011. As of December 31, 2012, we had outstanding borrowings against our real estate equal to 27.3% of the carrying value of our real estate, compared to 64.4% as of December 31, 2011.

Provision for loan losses

We had a $0.4 million provision for loan losses for the year ended December 31, 2012, compared to no provision for loan losses for the year ended December 31, 2011. We invest primarily in loans with high credit quality, and we sell our conduit mortgage loans in the ordinary course of business. We estimate our loan loss provision based on our historical loss experience and our expectation of losses inherent in the portfolio but not yet realized. We have had no events of default or credit losses on the loans we originated since inception. As a result, our reserve for loan losses remained relatively unchanged in 2012.

Income from sales of securities, net

Income from sales of securities, net, totaled $19.0 million for the year ended December 31, 2012, compared to $20.1 million for the year ended December 31, 2011, a decrease of $1.1 million. For the year ended December 31, 2012, we sold $279.3 million of securities, comprised of $190.7 million of CMBS for income of $10.0 million, and $88.6 million of U.S. Agency Securities in two separate securitizations of those securities for income of $9.0 million. For the year ended December 31, 2011, we sold $406.9 million of securities, comprised of $239.4 million of CMBS securities for income of $6.6 million, and $167.5 million of U.S. Agency Securities in two separate securitizations of those securities for income of $13.4 million.

Income from sales of loans, net

Income from sales of loans, net, which includes all loan sales, whether by securitization, whole loan sales or other means, totaled $154.6 million for the year ended December 31, 2012, compared to $66.3 million for the year ended December 31, 2011, an increase of $88.3 million. In the year ended December 31, 2012, we participated in six separate securitization transactions, selling 95 loans with an aggregate outstanding principal balance of $1.6 billion. In the year ended December 31, 2011, we participated in three separate securitization transactions, selling 61 loans with an aggregate outstanding principal balance of $1.0 billion and we also sold one first mortgage whole loan with an outstanding principle balance of $229.0 million in a separate transaction with an insurance company.

Income from sales of securitized loans, net, a non-GAAP measure, represents gross proceeds received from the sale of loans into securitization trusts, less the book value of those loans at the time they were sold, less any costs, such as legal and closing costs, associated with the securitization transactions.

We present net results from securitizations, a non-GAAP measure, as a supplemental measure of the performance of our loan securitization business. We consider securitizations as one of our primary business drivers and, as such, net results from securitizations are a key component of our results. Since our securitizations to date are comprised of long-term fixed-rate loans, the result of hedging interest rate exposures prior to securitization represents a substantial portion of our interest rate hedging. Therefore, we view these two components of our profitability together when assessing the performance our loan securitization business and find it a meaningful measure of the company’s performance as a whole. When evaluating the performance of our loan securitization business, we generally consider the income from sales of securitized loans, net, in conjunction with income statement items that are directly related to such securitization transactions, including portions of the realized net result from derivative transactions that are specifically related to hedges on the securitized or sold loans which we reflect as hedge gain/(loss) related to loans securitized, a non-GAAP measure, in the table below.

Below are the net results from securitizations for the years ended December 31, 2012, 2011 and 2010:

	For the year ended December 31,
	2012	2011	2010
Number of loans	95	61	31
Face amount of loans sold into securitizations ($ in thousands)	$1,599,858	$1,016,469	$329,762
Number of securitizations	6	3	2
Income from sale of securitized loans, net ($ in thousands) (1)	$152,776	$44,167	$30,533
Hedge gain/(loss) related to loans securitized ($ in thousands) (2)	$(20,110)	$(11,795)	$(8,018)

Net result from securitizations	$132,666	$32,372	$22,515

(1)	The following is a reconciliation of the non-GAAP measure of income from sale of securitized loans, net to income from sale of loans, net, which is the closest GAAP measure as reported in our consolidated financial statements included herein.

	For the year ended December 31,
	2012	2011	2010
	($ in thousands)
Income from sales of loans (non-securitized), net	$1,837	$22,104	$—
Income from sale of securitized loans, net	152,776	44,167	30,533

Income from sale of loans, net	$154,613	$66,271	$30,533

(2)	The following is a reconciliation of the non-GAAP measure of hedge gain/(loss) relating to loans securitized to net results from derivative transactions, which is the closet GAAP measure, as reported in our consolidated financial statements included herein.

	For the year ended December 31,
	2012	2011	2010
	($ in thousands)
Hedge gain/(loss) related to lending and securities positions	$(15,541)	$(69,579)	$(12,729)
Hedge gain/(loss) related to loans securitized	(20,110)	(11,795)	(8,018)

Net results from derivative transactions	$(35,651)	$(81,374)	$(20,747)

Other Income

Operating lease income totaled $8.3 million for the year ended December 31, 2012, compared to $2.3 million for the year ended December 31, 2011. The increase of $6.0 million reflects the larger portfolio of real estate in 2012.

Sale of real estate, net totaled $1.3 million for the year ended December 31, 2012. During 2012 we sold 13 properties that were leased to drugstores under long-term leases. There were no sales of real estate in 2011.

Fee income totaled $8.8 million for the year ended December 31, 2012, compared to $3.1 million for the year ended December 31, 2011. We generate fee income from the management of our institutional partnership as well as from origination fees, exit fees and other fees on the loans we originate and in which we invest. The $5.7 million increase in fee income year over year was due to an increase in fee generating activity, primarily the increase in loan origination volume.

Net Result from Derivative Transactions

Net result from derivative transactions represented a loss of $35.7 million for the year ended December 31, 2012, compared to a loss of $81.4 million for the year ended December 31, 2011, a decrease of $45.7 million. The net result from derivative transactions includes the portion of net result from derivative transactions discussed above in the section “income from sales of loans, net” as well as other realized and unrealized derivative gains and losses. The derivative positions that generated these results were a combination of interest rate swaps, caps, and futures that we employed in an effort to hedge the value of our fixed rate assets and the net interest income we earn against the impact of changes in interest rates. The lower level of losses in 2012 was primarily related to a more moderate decline in interest rates, which generally increased the value of our fixed rate loan and securities investments, and decreased the fair value of our offsetting derivative transactions. During 2011, the market volatility in the third quarter resulted in significant losses in the interest rate hedge positions. The market conditions throughout 2012 did not reflect a similar level of volatility and therefore did not result in an equivalent level of losses on the open hedge positions. The total net result from derivative transactions is comprised of hedging interest expense, realized losses related to hedge terminations and unrealized losses related to changes in the fair value of asset hedges. The hedge positions were related to fixed rate conduit-eligible loans and securities investments.

Operating Expenses

Operating expenses totaled $72.6 million for the year ended December 31, 2012, compared to $35.5 million for the year ended December 31, 2011. Operating expenses are comprised primarily of compensation and benefits expense, professional fees, lease expense, and technology expenses. The increase of $37.1 million in operating expenses was primarily related to increased compensation and benefits expense associated with improved operating results as the $100.6 million year over year increase in net income resulted in higher incentive compensation expense and additional headcount as the average number of employees rose from 40 to 54.

Other Costs and Expenses

Depreciation totaled $3.6 million for the year ended December 31, 2012, compared to $1.0 million for the year ended December 31, 2011. The $2.6 million increase in depreciation is attributable to increased real estate of $380.0 million at December 31, 2012 versus $28.8 million at December 31, 2011.

Earnings from Investment in Equity Method Investee

In 2011, we entered into an institutional partnership for which we use the equity method of accounting. Earnings from investment in equity method investee totaled $1.3 million for the year ended December 31, 2012, compared to $0.3 million for the year ended December 31, 2011. We own a 10% equity interest in the institutional partnership on a pari passu basis with one other financial institution’s 90% equity interest. Our proportionate share of the net income of the institutional partnership is reflected on our income statement as earnings from investment in equity method investee.

Tax Expense

Tax expense totaled $2.6 million for the year ended December 31, 2012, compared to $1.5 million for the year ended December 31, 2011. The increase of $1.1 million is primarily attributable increased revenue earned on securitization that is subject to the New York City Unincorporated Business Tax.

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Overview

Net income attributable to preferred and common unit holders totaled $71.7 million for the year ended December 31, 2011, compared to $91.0 million for the year ended December 31, 2010. The decrease in net income attributable to preferred and common unit holders was primarily the result of higher net interest income and income from sales of loans that was more than offset by an unfavorable change in net result from derivative transactions.

Adjusted net income totaled $102.9 million for the year ended December 31, 2011, compared to $91.4 million for the year ended December 31, 2010. The increase in adjusted net income was primarily attributable to the same factors as cited above, adjusted to exclude interest rate hedging losses of $32.0 million and $2.5 million in 2011 and 2010, respectively, related to hedges on the value of assets still residing on the balance sheet as of the end of each respective year as well as real estate depreciation and amortization and to add back non-cash stock-based compensation.

Investment and Financing Overview

We originated and funded $1.4 billion in principal value of commercial mortgage loans in the year ended December 31, 2011, and securitized and sold $1.2 billion in principal value of loans over the course of the year. We also invested in $991.2 million in securities in 2011, which was largely offset by $547.5 million of repayment of securities and $406.9 million in sales of securities. The investment climate in 2011 was generally stable, with the exception of the third quarter of the year, when uncertainty related to a number of domestic and foreign economic issues, including concerns regarding the finances of a number of member countries of the European Union, had a slow-down effect on the CMBS market. During the third quarter of 2011, we curtailed our origination of first mortgage loans and made additional securities investments, as the adverse market conditions affecting lending translated into greater availability of attractively priced securities investments.

In 2011, we successfully raised additional equity capital and additional committed financing. In the third quarter of 2011, we completed our second offering of equity interests and raised commitments totaling $257.4 million. $86.1 million of the capital was called in the third quarter of 2011, and the remaining $171.3 million was called in December 2011. At that time, we used the proceeds of the capital call to pay down debt and fund new investments, resulting in a year-end debt to equity ratio of 1.6:1.0. The impact of this additional equity funding on interest income, interest expense, and other income was limited in 2011. Other notable funding events during the year included successful extensions of existing funding facilities, the creation of the institutional bridge loan partnership, and the final repayment of TALF debt.

In 2010, commercial mortgage lending markets continued to improve and the market for new issue, multi-borrower CMBS was in the early stages of re-starting after a period of low activity in the wake of the preceding financial crisis. In 2010, we originated and funded $784.1 million of commercial mortgage loans and, capitalizing on the increased activity in the new issue CMBS market, participated in two securitization transactions in which we profitably sold $329.8 million in principal value of loans we had originated. CMBS credit spreads generally narrowed over the course of the year, which had the effect of increasing the profitability of those securitization transactions and also increased the values of our CMBS and U.S. Agency Securities portfolios.

Also in 2010, we enhanced our access to secured debt financing while reducing our cost of that financing. We entered 2010 with a total of $300.0 million of committed secured debt financing from one major financial institution. By the end of the year, we had added $650.0 million of committed secured funding capacity to finance our loan originations from two major banks and one insurance company. With respect to securities financing, the TALF Program ceased to provide access to additional funding at the end of March 2010. At that point, we had over $1.1 billion of long term fixed rate debt outstanding under that program. In October 2010, we established a $1.0 billion term secured funding facility for our CMBS holdings that we used to refinance a substantial portion of the securities previously financed under TALF. We amended the facility and the funding was reduced to $600.0 million during 2012. The result was a substantial reduction in our cost of financing. The impact of that cost reduction was evident in only our fourth quarter results in 2010.

Net Interest Income

Interest income totaled $133.3 million for the year ended December 31, 2011, compared to $129.3 million for the year ended December 31, 2010. Loan investments in both years yielded higher average interest rates than our securities investments. The $4.0 million increase in interest income was primarily attributable to a change in the mix of investments we carried from year to year. In 2011, securities investments averaged $1.9 billion (79.5% of average interest bearing investments) versus an average loan investment balance of $502.4 million. In the preceding year, securities investments averaged $2.1 billion (90.1% of average interest bearing investments) versus an average loan investment balance of $226.6 million. The impact of this additional volume and change in the mix of interest bearing investment assets was partially offset by a decline in the average yield on earning assets as market conditions moderated.

Interest expense totaled $35.8 million for the year ended December 31, 2011, compared to $48.9 million for the year ended December 31, 2010. The $13.1 million decrease in interest expense was primarily attributable to the replacement of higher cost TALF financing with lower cost asset repurchase financing and lower debt costs in general.

Net interest income totaled $97.5 million for the year ended December 31, 2011, compared to $80.4 million for the year ended December 31, 2010. The $17.1 million increase in net interest income was primarily attributable to the decrease in interest expense as noted above.

Cost of funds, a non-GAAP measure, totaled $50.8 million for the year ended December 31, 2011, compared to $55.9 million for the year ended December 31, 2010. The $5.1 million decrease in cost of funds was primarily attributable to the replacement of higher cost TALF financing with lower cost asset repurchase financing and lower debt costs in general as noted in the preceding paragraph.

Interest income, net of cost of funds, a non-GAAP measure, totaled $82.5 million for the year ended December 31, 2011, compared to $73.4 million for the year ended December 31, 2010. The $9.1 million increase in interest income, net of cost of funds from 2010 to 2011 is primarily attributable to the decrease in interest expense as noted above.

We present cost of funds, which is a non-GAAP measure, as a supplemental measure of the Company’s cost of debt financing. We define cost of funds as interest expense as reported on our consolidated statements of income adjusted to include the net interest expense component resulting from our hedging activities, which is currently included in net results from derivative transactions on our consolidated statements of income. We net cost of funds with our interest income as presented on our consolidated statements of income to arrive at interest income, net of cost of funds, which we believe represents a more comprehensive measure of our net interest results.

Set forth below is an unaudited reconciliation of interest expense to cost of funds:

	For the year ended December 31,
	2012	2011	2010
	($ in thousands)
Interest expense	$(36,473)	$(35,836)	$(48,874)
Net interest expense component of hedging activities (1)	(16,554)	(14,924)	(6,985)

Cost of funds	$(53,027)	$(50,760)	$(55,859)

Interest income	$136,198	$133,298	$129,302
Cost of funds	(53,027)	(50,760)	(55,859)

Interest income, net of cost of funds	$83,171	$82,538	$73,443

		For the year ended December 31,
		2012	2011	2010
		($ in thousands)
(1)	Net interest expense component of hedging activities	$(16,554)	$(14,924)	$(6,985)
	Hedging realized result (futures)	(20,886)	(32,227)	(3,088)
	Hedging realized result (swaps)	(6,872)	(2,263)	(8,222)
	Hedging unrecognized result	8,662	(31,961)	(2,452)

	Net result from derivative transactions	$(35,650)	$(81,375)	$(20,747)

Interest spreads

As of December 31, 2011, the weighted average yield on our mortgage loan receivables was 7.73%, compared to 6.97% as of December 31, 2010 as our mix of mortgage loan receivables was more heavily weighted toward higher yielding loans held for investment as of December 31, 2011. As of December 31, 2011, the weighted average interest rate on borrowings against our mortgage loan receivables was 2.82%, compared to 2.81% as of December 31, 2010. As of December 31, 2011, we had outstanding borrowings against our mortgage loan receivables equal to 29.7% of the carrying value of our mortgage loan receivables, compared to 41.5% as of December 31, 2010.

As of December 31, 2011, the weighted average yield on our real estate securities was 4.94%, compared to 5.33% as of December 31, 2010, primarily due to improving commercial real estate market conditions that drove a 0.34% decline in the yield on our CMBS holdings, which comprised the large majority of our real estate securities portfolio. As of December 31, 2011, the weighted average interest rate on borrowings against our real estate securities was 1.39%, compared to 1.36% as of December 31, 2010. As of December 31, 2011, we had outstanding borrowings against our real estate securities equal to 74.3% of the carrying value of our real estate securities, compared to 76.5% as of December 31, 2010.

Our real estate is comprised of non-interest bearing assets. As of December 31, 2011, the weighted average interest rate on mortgage borrowings against our real estate was 6.59%, compared to 6.75% as of December 31, 2010. During 2011, the carrying value of our real estate investments increased by only $3.2 million and we added $2.9 million of mortgage debt financing. As of December 31, 2011, we had outstanding borrowings against our real estate equal to 64.4% of the carrying value of our real estate, compared to 61.0% as of December 31, 2010.

Provision for Loan Losses

We had no provision for loan losses for the year ended December 31, 2011, compared to a $0.9 million provision for the year ended December 31, 2010. We invest primarily in loans with high credit quality, and we sell our conduit mortgage loans in the ordinary course of business. We estimate our loan loss provision based on our historical loss experience and our expectation of losses inherent in the portfolio but not yet realized. We have had no events of default or credit losses on the loans we originated since inception. As a result, our reserve for loan losses remained unchanged in 2011.

Income from Sales of Securities, Net

Income from sales of securities, net, totaled $20.1 million for the year ended December 31, 2011, compared to $22.1 million for the year ended December 31, 2010, a decrease of $2.0 million. For the year ended December 31, 2011, we sold $406.9 million of securities, comprised of $239.4 million of CMBS securities for income of $6.6 million, and $167.5 million of U.S. Agency Securities in two separate securitizations of those securities for income of $13.4 million. For the year ended December 31, 2010, we sold $483.6 million of CMBS securities.

Income from Sales of Loans, Net

Income from sales of loans, net, totaled $66.3 million for the year ended December 31, 2011, compared to $30.5 million for the year ended December 31, 2010, an increase of $35.8 million. In the year ended December 31, 2011, we participated in three separate securitization transactions, selling 61 loans with an aggregate outstanding principal balance of $1.0 billion. We also sold one first mortgage whole loan with an outstanding principal balance of $229.0 million in a separate transaction with an insurance company. In the year ended December 31, 2010, we participated in two separate securitization transactions, selling 31 loans with an aggregate outstanding principal balance of $329.8 million.

Income from sales of loans, net, represents gross proceeds received from the sale of loans into securitization trusts, less the book value of those loans at the time they were sold, less any costs associated with the securitization transactions.

When evaluating the performance of our loan securitization business, we generally consider the income from sales of loans, net, in conjunction with the realized net result from derivative transactions that are specifically related to hedges on the securitized or sold loans.

For the year ended December 31, 2011, our income from sales of loans of $66.3 million was offset by realized losses on derivative transactions of $11.8 million for a net result from sales of loans of $54.5 million.

For the year ended December 31, 2010, our income from sales of loans, net, of $30.5 million was offset by realized losses on derivative transactions of $8.0 million for a net result from sales of loans of $22.5 million.

Other Income

Operating lease income totaled $2.3 million for the year ended December 31, 2011, compared to $1.0 million for the year ended December 31, 2010. Although we only acquired one relatively small net rental property in 2011, we had the benefit of a full year of rental income on the properties acquired in the preceding year.

There were no sales of real estate in 2011. Sale of real estate, net totaled $2.4 million for the year ended December 31, 2010. During 2010, we sold a portfolio of seven properties that were leased under long-term leases to drugstores.

Fee income totaled $3.1 million for the year ended December 31, 2011, compared to $1.4 million for the year ended December 31, 2010. We generate fee income from the management of our institutional partnership as well as from origination fees, exit fees and other fees on the loans we originate and in which we invest. The $1.7 million increase in fee income year over year was due to an increase in volume of activity generating these fees, primarily the increase in loan origination volume.

Net Result from Derivative Transactions

Net result from derivative transactions represented a loss of $81.4 million for the year ended December 31, 2011, compared to a loss of $20.7 million for the year ended December 31,

2010, an unfavorable increase of $60.7 million. The derivative positions that generated these results were a combination of interest rate swaps, caps, and futures that we employed in an effort to hedge the value of our fixed rate assets and the net interest income we earn against the impact of changes in interest rates. The higher level of losses in 2011 was due to declines in interest rates and the larger volume of hedge positions required as a result of an increased quantity of fixed rate loan origination in that year.

The total net result from derivative transactions is comprised of hedging interest expense, realized losses related to hedge terminations and unrealized losses related to changes in the fair value of asset hedges. The hedge positions were related to fixed rate conduit-eligible loans and securities investments.

Operating Expenses

Operating expenses totaled $35.5 million for the year ended December 31, 2011, compared to $26.7 million for the year ended December 31, 2010. The increase in operating expenses was primarily related to increased compensation and benefits expense associated with improved operating results and additional headcount.

Other Costs and Expenses

Depreciation totaled $1.0 million for the year ended December 31, 2011, compared to $0.4 million for the year ended December 31, 2010. The increase in depreciation is attributable to continued investment in our net lease and other real estate portfolio.

Earnings from Investment in Equity Method Investee

Earnings from our investment in equity method investee totaled $0.3 million for the year ended December 31, 2011. In 2011, we entered into an institutional partnership for which we use the equity method of accounting. We own a 10% equity interest in the institutional partnership on a pari passu basis with one other financial institution’s 90% equity interest. Our proportionate share of the net income of the institutional partnership is reflected on our income statement as earnings from investment in equity method investee.

Tax Expense

Tax expense totaled $1.5 million for the year ended December 31, 2011, compared to $0.6 million for the year ended December 31, 2010. The change is primarily attributable to an increase in income that is subject to the New York City Unincorporated Business Tax.

Liquidity and Capital Resources

Our financing strategies are critical to the success and growth of our business. We manage our financing to complement our asset composition and to diversify our exposure across multiple capital markets and counterparties.

We require substantial amounts of capital to support our business. The management team, in consultation with our Board of Directors, establishes our overall liquidity and capital allocation strategies. A key objective of those strategies is to support the execution of our business strategy while maintaining sufficient ongoing liquidity throughout the business cycle to service our financial obligations as they become due. When making funding and capital allocation decisions, members of our senior management consider business performance; the availability of, and costs and benefits associated with, different funding sources; current and expected capital markets and general economic conditions; our balance sheet and capital structure, and our targeted liquidity profile and risks relating to our funding needs.

Our primary uses of liquidity are for (1) the funding of loan and real estate-related investments, (2) the repayment of short-term and long-term borrowings and related interest, (3) the funding of our operating expenses and (4) distributions to our equity investors to finance their income tax obligations related to the portion of our taxable income allocated to each of them. We require short-term liquidity to fund loans that we originate and hold on our consolidated balance sheet pending sale, including through whole loan sale, participation, or securitization. We generally require longer-term funding to finance the loans and real estate-related investments that we hold for investment.

Our primary sources of liquidity have been (1) cash and cash equivalents, (2) cash generated from operations, (3) borrowings under various financing arrangements, (4) principal repayments on investments including mortgage loans and securities, (5) proceeds from securitizations and sales of loans, (6) proceeds from the sale of securities, (7) proceeds from the sale of real estate, and (8) proceeds from the issuance of equity capital.

We have historically maintained a debt-to-equity ratio of 3:1 or below. This ratio typically fluctuates during the course of a fiscal year due to the normal course of business in our conduit lending operations, in which we have generally securitized our inventory of loans at intervals, and also because of changes in our asset mix, due in part to such securitizations. We generally seek to match fund our assets according to their liquidity characteristics and expected hold period. We believe that the defensive positioning of our predominantly senior secured assets and our financing strategy has allowed us to maintain financial flexibility to capitalize on an attractive range of senior secured market opportunities as they have arisen.

We and our subsidiaries may incur substantial additional debt in the future. See “Risk Factors–Despite our current level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage.” However, we are subject to certain restrictions on our ability to incur additional debt in the indenture governing the senior notes (the “Indenture”) and our other debt agreements. Under the Indenture, we may not incur certain types of indebtedness unless our consolidated debt to equity ratio (as defined in the Indenture) is less than or equal to 4.00 to 1.00, although our subsidiaries are permitted to incur indebtedness where recourse is limited to the assets and/or the general credit of such subsidiary. Our borrowings under certain financing agreements and our committed loan facilities are subject to maximum consolidated leverage ratio limits (currently ranging from 2.56 to 1.00 to 4.00 to 1.00), including maximum consolidated leverage ratio limits weighted by asset composition that change based on our asset base at the time of determination, and, in the case of one provider, a minimum interest coverage ratio requirement of 1.50 to 1.00 if certain liquidity thresholds are not satisfied. These restrictions, which would permit us to incur substantial additional debt, are subject to significant qualifications and exceptions.

Our principal debt financing sources include: (1) committed secured funding provided by banks and an insurance company, (2) uncommitted secured funding sources, including asset repurchase agreements with a number of banks, (3) long term nonrecourse mortgage financing, (4) long term senior unsecured notes in the form of corporate bonds and (5) borrowings on both a short and long-term committed basis, made by our wholly-owned subsidiary, Tuebor Captive Insurance Company LLC (“Tuebor”), from the FHLB. In addition, following the Offering, we expect to have $75.0 million available under the New Revolving Credit Facility (as defined in

“Management’s Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources–The New Revolving Credit Facility”).

As of June 30, 2013, we had unrestricted cash of $45.9 million, unencumbered loans of $690.6 million, unencumbered securities of $99.5 million and restricted cash of $40.9 million.

Our captive insurance company subsidiary is subject to state regulations which require that dividends may only be made with regulatory approval.

Cash and cash equivalents

We held unrestricted cash and cash equivalents of $45.9 million, $45.2 million at June 30, 2013 and December 31, 2012, respectively.

Cash generated from operations

Our operating activities were a net provider of cash of $218.5 million during the six months ended June 30, 2013, and were a net user of cash of $137.7 million for the six months ended June 30, 2012. Our operating activities were a net user of cash of $108.4 million during the year ended December 31, 2012, generated net cash of $340.3 million for the year ended December 31, 2011, and were a net user of $231.3 million for the year ended December 31, 2010. Cash from operations includes the purchase of loans held for sale, and the proceeds from sale of loans and gains from sales of loans.

Borrowings under various financing arrangements

Our financing strategies are critical to the success and growth of our business. We manage our leverage policies to complement our asset composition and to diversify our exposure across multiple counterparties. Our borrowings under various financing arrangements as of June 30, 2013 and December 31, 2012 are set forth in the table below ($ in thousands):

	June 30, 2013	December 31, 2012
Committed loan facilities	$—	$226,367
Committed securities facility	113,192	278,021
Uncommitted securities facilities	141,786	289,528
Borrowings under credit agreement	—	—
Long-term financing	166,270	103,756
Borrowings from the FHLB	498,000	262,000
Senior unsecured notes	325,000	325,000

Total	$1,244,248	$1,484,672

The Company’s repurchase facilities include covenants covering minimum net worth requirements (ranging from $75.0 million to $780.0 million), maximum reductions in net worth over stated time periods, minimum liquidity levels (typically $30.0 million of cash or a higher standard that allows for the inclusion of liquid securities), maximum leverage ratios, which are calculated in various ways, and, in the instance of one provider, an interest coverage ratio of 1.50x if certain liquidity thresholds are not satisfied. The Company was in compliance with all covenants as of June 30, 2013 and December 31, 2012. Further, certain of our financing arrangements and loans on our real property are secured by the assets of the Company, including pledges of the equity of certain subsidiaries. From time to time, certain of these financing arrangements and loans may prohibit certain of our subsidiaries from paying dividends to the Company, from making distributions on such subsidiary’s capital stock, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary’s property or other assets to the Company or other subsidiaries of the Company.

Committed loan facilities

We are parties to multiple committed loan facilities, as outlined in the table below, totaling $1.3 billion of credit capacity. Assets pledged as collateral under these facilities are generally limited to whole mortgage loans collateralized by first liens on commercial real estate. Our repurchase facilities include covenants covering net worth requirements, minimum liquidity levels, and maximum debt/partners’ capital ratios. We believe we are in compliance with all covenants as of June 30, 2013 and December 31, 2012.

We have the option to extend some of our existing facilities subject to a number of customary conditions. The lenders have sole discretion with respect to the inclusion of collateral in these facilities, to determine the market value of the collateral on a daily basis, and, if the estimated market value of the included collateral declines, have the right to require additional collateral or a full and/or partial repayment of the facilities (margin call), sufficient to rebalance the facilities. Typically, the facilities are established with stated guidelines regarding the maximum percentage of the collateral asset’s market value that can be borrowed. We often borrow at a lower percentage of the collateral asset’s value than the maximum leaving us with excess borrowing capacity that can be drawn upon at a later date and/or applied against future margin calls so that they can be satisfied on a cashless basis.

Committed securities facility

We are a party to a term master repurchase agreement with a major U.S. banking institution for CMBS securities, as outlined in the table below, totaling $600.0 million of credit capacity. As we do in the case of borrowings under committed loan facilities, we often borrow at a lower percentage of the collateral asset’s value than the maximum leaving us with excess borrowing capacity that can be drawn upon a later date and/or applied against future margin calls so that they can be satisfied on a cashless basis.

Uncommitted securities facilities

We are party to multiple master repurchase agreements with several counterparties to finance our investments in CMBS and U.S. Agency Securities as outlined in the table below. The securities that served as collateral for these borrowings are highly liquid and marketable assets that are typically of relatively short duration. As we do in the case of other secured borrowings, we often borrow at a lower percentage of the collateral asset’s value than the maximum leaving us with excess borrowing capacity that can be drawn upon a later date and/or applied against future margin calls so that they can be satisfied on a cashless basis.

Our committed and uncommitted loan and securities facilities as of June 30, 2013 were as follows:

		Interest		Remaining		Carrying	Fair
Committed	Outstanding	Rate(s) at		Extension	Eligible	Amount of	Value of
Amount	Amount	June 30, 2013	Maturity	Options	Collateral	Collateral	Collateral
$ 300,000,000	$—	—	5/18/2015	Two additional twelve month periods at Company’s option	First mortgage commercial real estate loans	$—	$—
$ 250,000,000	$—	—	4/10/2014	Two additional 364 day periods at Company’s option	First mortgage commercial real estate loans	$—	$—
$ 450,000,000	$—	—	5/26/2015	Two additional twelve month periods at Company’s option	First mortgage commercial real estate loans	$—	$—
$ 300,000,000	$—	—	1/24/2014	N/A	First mortgage commercial real estate loans	$—	$—

$ 1,300,000,000	$—					$—	$—

$ 600,000,000	$113,191,525	1.410%	1/27/2014	N/A	Investment grade commercial real estate securities	$128,249,072	$128,249,072
$ —	$141,786,000	Between 0.650% and 1.540%	7/10/2013 - 7/30/2013	N/A	Investment grade commercial real estate securities	$164,814,322	$164,814,322

$ 1,900,000,000	$254,977,525					$293,063,394	$293,063,394

The following table presents the amount of collateralized borrowings outstanding as of the end of each quarter, the average amount of collateralized borrowings outstanding during the quarter and the monthly maximum amount of collateralized borrowings outstanding during the quarter:

				Collateralized Borrowings Under
	Total			Repurchase Agreements (1)			TALF
			Maximum			Maximum			Maximum
		Average	balance		Average	balance		Average	balance
	Quarter-end	quarterly	of any	Quarter-end	quarterly	of any	Quarter-end	quarterly	of any
Quarter Ended	balance	balance	month-end	balance	balance	month-end	balance	balance	month-end
	($ in thousands)
March 31, 2010	$1,825,036	$1,592,175	$1,825,036	$692,461	$595,271	$692,461	$1,132,575	$996,904	$1,132,575
June 30, 2010	1,838,315	1,910,808	1,950,581	722,434	786,647	824,663	1,115,881	1,124,161	1,130,684
September 30, 2010	1,875,616	1,866,576	1,877,228	900,028	859,795	900,028	975,587	1,006,781	1,049,779
December 31, 2010	1,824,066	1,819,249	1,824,650	1,685,710	1,370,115	1,685,710	138,356	449,134	967,341
March 31, 2011	1,733,745	1,770,001	1,917,583	1,595,388	1,631,645	1,779,227	138,356	138,356	138,356
June 30, 2011	1,986,274	2,002,600	2,104,626	1,901,806	1,889,419	1,987,906	84,468	113,181	138,356
September 30, 2011	1,773,005	1,846,206	2,017,311	1,730,846	1,775,841	1,932,844	42,159	70,365	84,468
December 31, 2011	1,597,077	1,804,540	1,929,282	1,597,077	1,790,487	1,887,260	–	14,053	42,159
March 31, 2012	1,551,245	1,634,731	1,692,270	1,551,245	1,634,731	1,692,270	–	–	–
June 30, 2012	1,645,770	1,608,041	1,645,770	1,645,770	1,608,041	1,645,770	–	–	–
September 30, 2012	754,263	1,190,263	1,471,712	754,263	1,190,263	1,471,712	–	–	–
December 31, 2012	793,917	776,672	868,754	793,917	776,672	868,754	–	–	–
March 31, 2013	382,161	428,531	559,516	382,161	428,531	559,516	–	–	–
June 30, 2013	254,978	233,476	405,182	254,978	233,476	405,182	–	–	–

(1)	Collateralized borrowings under repurchase agreements include all securities and loan financing under repurchase agreements.

The Company borrowed under the TALF program during the period from July 2009 through March 2010 to finance the acquisition of AAA-rated CMBS. Subsequent to March 2010, TALF borrowings declined as the underlying collateral was paid down, sold or refinanced with more attractive and efficient financing terms.

In addition to the cyclical cash proceeds from origination and securitization of mortgage loans held for sale, the CMBS portfolio received over $900.0 million of principal repayments in 2012 which reduced collateralized borrowings under repurchase agreements on the positions and provided net cash for additional reductions of collateralized borrowings under repurchase agreements.

The Company raised $257.4 million of additional capital during 2011, of which $86.1 million was called during the third quarter of 2011 and $171.3 million was called in the fourth quarter of 2011. The proceeds were primarily used to reduce outstanding collateralized borrowings under repurchase agreements.

The Company commenced borrowings from the FHLB in the third quarter of 2012 and commenced borrowing under a new credit agreement in the first quarter of 2013. These additional sources of financing reduced the collateralized borrowings under repurchase agreements.

Borrowings under credit agreement

On January 24, 2013, we entered into a $50 million credit agreement with one of our committed financing counterparties in order to finance our securities and lending activities. As of June 30, 2013 there were no borrowings outstanding under this facility.

Long term financing

We generally finance our real estate using long-term nonrecourse mortgage financing. During the first six months of 2013, we executed six term debt agreements to finance real estate. These nonrecourse debt agreements are fixed rate financing at rates ranging from 4.25% to 6.75% and mature in 2018, 2020, 2021, 2022 and 2023. During the first six months of 2012, we executed one term debt agreement to finance real estate. This nonrecourse debt agreement is fixed rate financing at 5.50% and matures in 2022. Long term financing totaled $166.3 million and $103.8 million at June 30, 2013 and December 31, 2012, respectively.

FHLB financing

On July 11, 2012, our wholly-owned subsidiary, Tuebor became a member of the FHLB and subsequently drew its first secured funding advances from the FHLB. As of June 30, 2013, Tuebor had $498.0 million of borrowings outstanding (with an additional $902.0 million of committed term financing available to us), with terms of overnight to 7 years, interest rates of 0.20% to 2.40%. Collateral for the borrowings was comprised of $494.9 million of CMBS and U.S. Agency Securities and $220.7 million of mortgage loan receivables held for investment. As of December 31, 2012, Tuebor had $262.0 million of borrowings outstanding, with terms of 6 months to 5 years, interest rates of 0.39% to 0.93%. Collateral for the borrowings was comprised of $333.6 million of CMBS and U.S. Agency Securities. Tuebor is subject to state regulations which require that dividends (including dividends to us as its parent company) may only be made with regulatory approval.

Senior unsecured notes

On September 14, 2012, we issued $325.0 million in aggregate principal amount of 7.375% senior notes due 2017 at par. The Notes are not guaranteed by any of our subsidiaries. Interest on the Notes is payable on April 1 and October 1 of each year and the Notes will mature on October 1, 2017. The Notes are senior unsecured obligations and rank equally with all of the co-issuers’ existing and future senior indebtedness, senior to all of their existing and future subordinated indebtedness, effectively subordinated to all of their present and future senior secured indebtedness to the extent of the value of the assets securing such debt. The Notes are unsecured and are subject to covenants, including limitations on the incurrence of additional debt, restricted payments, liens, sales of assets, affiliate transactions and other covenants typical for financings of this type.

The Indenture provides for customary events of default, which include (subject in certain cases to customary grace and cure periods and notification requirements), among others: non-payment of principal or interest; breach of other agreements in the Indenture; defaults in failure to pay certain other indebtedness; the rendering of judgments to pay certain amounts of money against the co-issuers or certain subsidiaries; and certain events of bankruptcy or insolvency.

Principal repayments on investments

We receive principal amortization on our loans and securities as part of the normal course of our business. Repayment of real estate securities provided net cash of $210.2 million for the six months ended June 30, 2013, and $487.1 million for the six months ended June 30, 2012. Repayment of mortgage loan receivables provided net cash of $169.3 million for the six months ended June 30, 2013, and $174.9 million for the six months ended June 30, 2012.

Proceeds from securitizations and sales of loans

We sell our conduit mortgage loans to securitization trusts and to other third-parties as part of our normal course of business. We also sell certain balance sheet loans to the Partnership. Proceeds from sales of mortgage loans provided net cash of $1.4 billion for the six months ended June 30, 2013, and $687.5 million for the six months ended June 30, 2012.

Proceeds from the sale of securities

We invest in CMBS and U.S. Agency Securities. Proceeds from sales of securities provided net cash of $99.0 million for the six months ended June 30, 2013, and $159.2 million for the six months ended June 30, 2012.

Proceeds from the sale of real estate

We own a portfolio of commercial real estate properties leased to tenants under long-term leases as well as a 13 story office building and a portfolio of office properties. From time to time we may sell these properties. For the six months ended June 30, 2013, there were no sales of these properties. For the six months ended June 30, 2012, proceeds from the sale of 12 of these properties provided net cash of $70.9 million.

We own, through a majority owned joint venture with an operating partner, a portfolio of residential condominium units, some of which are subject to residential leases. We intend to sell these properties. For the six months ended June 30, 2013, proceeds from the sale of 43 of these units provided net cash of $18.1 million.

Proceeds from the issuance of equity

For the six months ended June 30, 2013, we realized proceeds of $1.8 million in connection with the exercise of an option to purchase Series B participating preferred units by a member of management. For the six months ended June 30, 2012, we realized proceeds of $3.0 million in connection with the issuance of our Series B participating preferred units to a new member of management. We may issue additional equity in the future.

The New Revolving Credit Facility

Concurrently with this offering, we expect to enter into a senior secured revolving credit facility with Deutsche Bank AG New York Branch, as agent (the “Agent”), and the lenders party thereto from time to time (the “New Revolving Credit Facility”). The terms of the credit agreement and related documentation for the New Revolving Credit Facility have not been finalized as of the date of this prospectus, and accordingly their definitive terms may vary from those described in this prospectus.

The New Revolving Credit Facility is expected to provide for an aggregate maximum borrowing amount of $75.0 million, including a $25.0 million sublimit for the issuance of letters of credit. The New Revolving Credit Facility will be available on a revolving basis to finance our working capital needs and for general corporate purposes. The New Revolving Credit Facility will have a three-year maturity, which maturity may be extended by two twelve-month periods subject to the satisfaction of customary conditions, including the absence of default. Interest on the New Revolving Credit Facility is expected to be one-month LIBOR plus 3.50% per annum payable monthly in arrears.

The obligations under the New Revolving Credit Facility are expected to be guaranteed by LCFH and certain of LCFH’s existing subsidiaries. The New Revolving Credit Facility is expected to be secured by a pledge of the shares of (or other ownership or equity interests in) certain subsidiaries of LCFH to the extent the pledge is not restricted under existing regulations, law or contractual obligations.

The New Revolving Credit Facility will be subject to customary affirmative covenants and negative covenants, including limitations on the incurrence of additional debt, liens, restricted payments, sales of assets and affiliate transactions. In addition, under the New Revolving Credit Facility, we will be required to comply with financial covenants relating to minimum net worth, maximum leverage, minimum liquidity, and minimum fixed charge coverage, consistent with our other loans. Our ability to borrow under the New Revolving Credit Facility will be dependent on, among other things, our compliance with the financial covenants. The New Revolving Credit Facility will contain customary events of default, including non-payment of principal or interest, fees or other amounts, failure to perform or observe covenants, cross-default to other indebtedness, the rendering of judgments against LCFH or certain of its subsidiaries to pay certain amounts of money and certain events of bankruptcy or insolvency.

Other potential sources of financing

In the future, we may also use other sources of financing to fund the acquisition of our target assets, including credit facilities, warehouse facilities, repurchase facilities and other secured and unsecured forms of borrowing. These financings may be collateralized or non-collateralized, may involve one or more lenders and may accrue interest at either fixed or floating rates. We may also seek to raise further equity capital or issue debt securities in order to fund our future investments.

Contractual Obligations

Contractual obligations as of June 30, 2013 were as follows ($ in thousands):

	Contractual Obligations as of June 30, 2013
	Less than			More than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
Secured financings	$379,978	$153,000	$185,000	$201,270	$919,248
Interest payable(1)	35,798	69,952	55,529	35,206	196,484
Other funding obligations	91,935	—	—	—	91,935
Operating lease obligations	890	3,164	2,305	4,820	11,179
Senior unsecured notes	—	—	325,000	—	325,000
Unused facility fees	—	—	—	—	—

Total	$508,601	$226,116	$567,834	$241,296	$1,543,846

(1)	For borrowings with variable interest rates, we used the rates in effect as of June 30, 2013 to determine the future interest payment obligations.

The tables above do not include amounts due under our derivative agreements as those contracts do not have fixed and determinable payments.

As described in “Organizational Structure—Offering Transactions,” our existing investors will own LP Units following this offering. The unitholders of LCFH (other than Ladder Capital Corp) may (subject to the terms of the exchange agreement) exchange an equal number of LP Units and Class B common stock for shares of Class A common stock of Ladder Capital Corp on a one-for-one basis. As a result of subsequent exchanges of an equal number of LP Units and Class B common stock for shares of Class A common stock, Ladder Capital Corp will become entitled to tax basis adjustments reflecting the difference between the price we pay to acquire LP Units and the proportional share of LCFH’s tax basis allocable to such units at the time of the exchange. These adjustments to tax basis may reduce the amount of tax that Ladder Capital Corp would otherwise be required to pay in the future and may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. We will enter into a tax receivable agreement with certain holders of the LP Units that will provide for the payment by Ladder Capital Corp to such holders of 85% of the amount of the benefits, if any, that Ladder Capital Corp is deemed to realize as a result of (i) these adjustments to tax basis (ii) any incremental tax basis adjustments attributable to payments made pursuant to the tax receivable agreement and (iii) any deemed interest deductions arising from payments made by us pursuant to the tax receivable agreement. These payment obligations are obligations of Ladder Capital Corp and not of LCFH. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

Distributions

LCFH is structured as a limited liability limited partnership, and accordingly, partners are responsible for paying income taxes on their respective shares of our taxable income. LCFH makes quarterly tax distributions equal to a partner’s “Quarterly Estimated Tax Amount,” which is computed (as more fully described in the LLLP Agreement) for each partner based upon their share of our taxable income multiplied by the highest marginal blended federal, state and local income tax rate applicable to an individual residing in New York, NY.

During the six months ended June 30, 2013, LCFH distributed $58.9 million, equivalent to 39.2% of our net income of $150.2 million. During the six months ended June 30, 2012, LCFH distributed $40.4 million equivalent to 52.7% of our net income of $76.7 million. During the year ended December 31, 2012, LCFH distributed $76.2 million, equivalent to 44.2% of our net income of $172.4 million. During the year ended December 31, 2011, LCFH distributed $44.0 million, equivalent to 61.4% of our $71.7 million of net income. For the year ended December 31, 2010, our dividend distributions were $42.9 million, or 47.1% of our net income of $91.0 million. It is important to note that certain income and expense items are treated differently when computing taxable income than for computing net income for financial reporting purposes.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Policies

Our critical accounting policies reflecting management’s estimates and judgments are described in the Company’s consolidated financial statements for the year ended December 31, 2012 included elsewhere in this prospectus. There have been no changes to critical accounting policies in the six months ended June 30, 2013.

Basis of Accounting and Principles of Consolidation

The consolidated financial statements include the Company’s accounts and those of its subsidiaries which are majority-owned and/or controlled by the Company and variable interest entities for which the Company has determined itself to be the primary beneficiary, if any. All significant intercompany transactions and balances have been eliminated.

Noncontrolling interests in consolidated subsidiaries are defined as “the portion of the equity (net assets) in the subsidiaries not attributable, directly or indirectly, to a parent.”

Noncontrolling interests are presented as a separate component of capital in the consolidated balance sheets. In addition, the presentation of net income attributes earnings to preferred and common unit holders (controlling interest) and noncontrolling interests.

As of June 30, 2013, the Company’s significant accounting policies, which are detailed in the Company’s audited consolidated financial statements for the year ended December 31, 2012, have not changed materially.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the balance sheets. In particular, the estimates used in the pricing process for real estate securities, is inherently subjective and imprecise. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all investments with original maturities of three months or less to be cash equivalents. The Company maintains cash accounts at several financial institutions, which are insured up to a maximum of $250,000 as of June 30, 2013 and December 31, 2012. At June 30, 2013 and December 31, 2012 and at various times during the years, balances exceeded the insured limits. In addition, the Company maintains a cash account at the Federal Home Loan Bank (“FHLB”).

Transfer of Financial Assets

For a transfer of financial assets to be considered a sale, the transfer must meet the sale criteria of ASC 860 under which we must surrender control over the transferred assets. The assets must be isolated from us, even in bankruptcy or other receivership; the purchaser must have the right to pledge or sell the assets transferred and we may not have an option or obligation to reacquire the assets. If the sale criteria are not met, the transfer is considered to be a secured borrowing, the assets remain on our consolidated balance sheets and the sale proceeds are recognized as a liability.

The transfers of financial assets via sales of loans into securitizations have been treated as sales by us under ASC 860.

Investments in Unconsolidated Joint Ventures

The Company accounts for its investments in unconsolidated joint ventures under the equity method of accounting. The Company applies the equity method by initially recording these investments at cost, as investments in unconsolidated joint ventures, subsequently adjusted for equity in earnings and cash contributions and distributions.

On a periodic basis, management assesses whether there are any indicators that the value of the Company’s investments in unconsolidated joint ventures may be impaired. An investment is impaired only if management’s estimate of the value of the investment is less than the carrying value of the investment, and such decline in value is deemed to be other than temporary. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the investment over the value of the investment. The Company’s estimates of value for each investment (particularly in commercial real estate joint ventures) are based on a number of assumptions that are subject to economic and market uncertainties including, among others, demand for space, competition for tenants, changes in market rental rates, and operating costs. As these factors are difficult to predict and are subject to future events that may alter management’s assumptions, the values estimated by management in its impairment analyses may not be realized, and actual losses or impairment may be realized in the future. See Note 6: Investments in Unconsolidated Joint Ventures.

Real Estate Securities

The Company designates its real estate securities investments on the date of acquisition of the investment. Real estate securities that the Company does not hold for the purpose of selling in the near-term, but may dispose of prior to maturity, are designated as available-for-sale and are carried at estimated fair value with the net unrealized gains or losses recorded as a component of other comprehensive income (loss) in partners’ capital. Similar treatment is afforded to our portfolio of interest-only securities available for sale. The Company uses the specific identification method when determining the cost of securities sold and the amount reclassified out of accumulated other comprehensive income into earnings. The Company accounts for the changes in the fair value of the unfunded portion of its GNMA Construction securities, which are included in GN construction securities on the consolidated balance sheet, as available for sale securities. Unrealized losses on securities that, in the judgment of management, are other than temporary are charged against earnings as a loss in the consolidated statements of income. The Company estimates the fair value of its CMBS primarily based on pricing services and broker quotes for the same or similar securities in which it has invested. Different judgments and assumptions could result in materially different estimates of fair value.

When the estimated fair value of an available-for-sale security is less than amortized cost, the Company will consider whether there is an other-than-temporary impairment in the value of the security. An impairment will be considered other-than-temporary based on consideration of several factors, including (i) if the Company intends to sell the security, (ii) if it is more likely than not that the Company will be required to sell the security before recovering its cost, or (iii) the Company does not expect to recover the security’s cost basis (i.e., credit loss). A credit loss will have occurred if the present value of cash flows expected to be collected from the debt security is less than the amortized cost basis. If the Company intends to sell an impaired debt security or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the impairment is other-than-temporary and will be recognized currently in earnings equal to the entire difference between fair value and amortized cost. If a credit loss exists, but the Company does not intend to, nor is it more likely than not that it will be required to sell before recovery, the impairment is other-than-temporary and will be separated into (i) the estimated amount relating to the credit loss, and (ii) the amount relating to all other factors. Only the estimated credit loss amount is recognized currently in earnings, with the remainder of the loss recognized in other comprehensive income. Estimating cash flows and determining whether there is other-than-temporary impairment require management to exercise judgment and make significant assumptions, including, but not limited to, assumptions regarding estimated prepayments, loss assumptions, and assumptions regarding changes in interest rates. As a result, actual impairment losses, and the timing of income recognized on these securities, could differ from reported amounts.

The Company considers information from selected third party pricing services in determining the fair value of its securities. The Company develops an understanding of the valuation methodologies used by such pricing services through discussions with their representatives and review of their valuation methodologies used for different types of securities.

The Company understands that the pricing services develop estimates of fair value for CMBS and Agency securities using various techniques, including discussion with their internal trading desks, proprietary models and matrix pricing approaches. The Company does not have access to, and are therefore not able to review in detail, the inputs used by the pricing services in developing their estimates of fair value. However, on at least a monthly basis as part of our closing process, the Company evaluates the fair value information provided by the pricing services by comparing this information for reasonableness against its direct observations of market activity for similar securities and anecdotal information obtained from market participants that, in its assessment, is relevant to the determination of fair value. This process may result in the Company “challenging” the estimate of fair value for a security if it is unable to reconcile the estimate provided by the pricing service with its assessment of fair value for the security. Accordingly, in following this approach, the Company’s objective is to ensure that the information used by pricing services in their determination of fair value of securities is reasonable and appropriate.

The Company requests prices for each of its CMBS and Agency securities investments from three different sources. Typically, two prices per security are obtained. The Company may also develop a price for a security based on its direct observations of market activity and other observations if there is either significant variation in the values obtained from the pricing services or if the Company challenges the prices provided. The Company then utilizes the simple average of the available prices to determine the value used for financial reporting. The Company may occasionally utilize broker quotes as a price validation; however, since broker quotes are non-binding, the Company does not consider them to be a primary source for valuation.

Since inception, the Company has not encountered significant variation in the values obtained from the various pricing sources. In the extremely limited occasions where the prices received were challenged, the challenge resulted in the prices provided by the pricing services being updated to reflect current market updates or cash flow assumptions. The lack of significant variation and challenges are directly related to the high liquidity and transparency of the securities that constitute the portfolio.

Revenue Recognition

Interest income is accrued based on the outstanding principal amount and contractual terms of the Company’s loans and securities. Discounts or premiums associated with the purchase of loans and investment securities are amortized or accreted into interest income as a yield adjustment on the effective interest method, based on expected cash flows through the expected recovery period of the investment. On at least a quarterly basis, the Company reviews and, if appropriate, makes adjustments to its cash flow projections. The Company has historically collected, and expects to continue to collect, all contractual amounts due on its loans and CMBS. As a result, the Company does not adjust the projected cash flows to reflect anticipated credit losses for these types of investments. If the performance of a credit deteriorated security is more favorable than forecasted, the Company will generally accrete more credit discount into interest income than initially or previously expected. These adjustments are made prospectively beginning in the period subsequent to the determination that a favorable change in performance is projected. Conversely, if the performance of a credit deteriorated security is less favorable than forecasted, an other-than-temporary impairment may be taken, and the amount of discount accreted into income will generally be less than previously expected.

The effective yield on these securities is based on the projected cash flows from each security, which is estimated based on the Company’s observation of the then current information and events and will include assumptions related to interest rates, prepayment rates and the timing and amount of credit losses. On at least a quarterly basis, the Company reviews and, if appropriate, makes adjustments to its cash flow projections based on input and analysis received from external sources, internal models, and its judgment about interest rates, prepayment rates, the timing and amount of credit losses (if applicable), and other factors. Changes in cash flows from those originally projected, or from those estimated at the last evaluation, may result in a prospective change in the yield/interest income recognized on such securities. Actual maturities of the securities are affected by the contractual lives of the associated mortgage collateral, periodic payments of scheduled principal, and repayments of principal. Therefore, actual maturities of the securities will generally be shorter than stated contractual maturities.

For loans that the Company has not elected to record at fair value under FASB ASC 825 and are classified as held for investment, origination fees and direct loan origination costs are also recognized in interest income over the loan term as a yield adjustment using the effective interest method. For loans classified as held for sale and that the Company has not elected to record at fair value under FASB ASC 825, origination fees and direct loan origination costs are deferred reducing the basis of the loan and are realized as a portion of the gain/(loss) on sale of loans when sold. As of June 30, 2013 and December 31, 2012, the Company did not hold any loans for which the fair value option was elected.

The Company utilizes expected cash flows, prepayment speed and default assumptions in calculating expected yield on securities portfolio. The effective yield is updated on a prospective basis based upon changes in those assumptions.

For our securities rated below AA, which represents approximately 14.6% of the Company’s CMBS portfolio as of June 30, 2013, cash flows from a security are estimated applying assumptions used to determine the fair value of such security and the excess of the future cash flows over the investment are recognized as interest income under the effective yield method. The Company will review and, if appropriate, make adjustments to, its cash flow projections at least quarterly and monitor these projections based on input and analysis received from external sources and its judgment about interest rates, prepayment rates, the timing and amount of credit losses and other factors. Changes in cash flows from those originally projected, or from those estimated at the last evaluation, may result in a prospective change in interest income recognized and amortization of any premium or discount on, or the carrying value of, such securities.

Fee Expense

Fee expense is comprised primarily of closing fees paid related to purchases of real estate and management fees incurred. In addition, the Company entered into a loan referral agreement with Meridian Capital Group LLC, as disclosed in Note 11. The agreement provides for the payment of referral fees for loans originated pursuant to a formula based on the Company’s net profit, as defined in the agreement, payable annually in arrears. While the arrangement gives rise to a potential conflict of interest, full disclosure is given and the borrower waives the conflict in writing.

Recently Issued and Adopted Accounting Pronouncements

In December 2011, the FASB released ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). ASU 2011-11 requires companies to provide new disclosures about offsetting and related arrangements for financial instruments and derivatives. The provisions of ASU 2011-11 are effective for reporting periods beginning on or after January 1, 2013, and are required to be applied retrospectively. The adoption of ASU

2011-11 did not have a material impact on the Company’ s consolidated financial condition or results of operations, but did impact financial statement disclosures.

In February 2013, the FASB released ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities (“ASU 2013-01”), ASU 2013-01 limits the scope of the new balance sheet offsetting disclosure requirements to derivatives (including bifurcated embedded derivatives), repurchase agreements and reverse repurchase agreements, and securities borrowing and lending transactions. The adoption of this standard effective January 1, 2013 did not have a material impact on the Company’s consolidated financial condition or results of operations, but did impact financial statement disclosures.

In February 2013, the FASB released ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 enhances the reporting of reclassifications out of accumulated other comprehensive income (“AOCI”). ASU 2013-02 sets requirements for presentation for significant items reclassified to net income in their entirety during the period and for items not reclassified to net income in their entirety during the period. It requires companies to present information about reclassifications out of AOCI in one place. It also requires companies to present reclassifications by component when reporting changes in AOCI balances. The adoption of this standard effective January 1, 2013 did not have a material impact on the Company’s consolidated financial condition or results of operations, but did impact financial statement disclosures.

In February 2013, the FASB issued ASU 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for which the Total Amount of the Obligation Is Fixed at the Reporting Date (ASU 2013-04”). ASU 2013-04 addresses the recognition, measurement, and disclosure of certain obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, including debt arrangements, other contractual obligations, and settled litigation and judicial rulings. U.S. GAAP does not currently include specific guidance on accounting for such obligations with joint and several liability which has resulted in diversity in practice. The ASU requires an entity to measure these obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The ASU also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The ASU is to be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements within the updates scope that exist within the Company’s statement of financial position at the beginning of the year of adoption. This guidance will be effective for the Company beginning January 1, 2014. The Company anticipates that the adoption of this standard will not have a material impact on its consolidated financial statements or footnote disclosures.

Reconciliation of Non-GAAP Financial Measures

We present adjusted net income, which is a non-GAAP measure, as a supplemental measure of our performance. We define adjusted net income as net income attributable to preferred and common unit holders adjusted to add back real estate depreciation and amortization, eliminate the impact of derivative gains and losses related to the hedging of assets on our balance sheet as of the end of the specified accounting period, exclude unrealized gains/losses related to our investments in Agency interest-only securities and add back non-cash stock-based compensation. As more fully discussed in Note 2 to the audited consolidated financial statements included elsewhere in this prospectus, our investments in Agency interest-only securities are recorded at fair value with changes in fair value recorded in current period earnings. Also as discussed in Note 2, we do not designate derivatives as hedges to qualify for hedge accounting and therefore any net payments under, or fluctuations in the fair value of, our derivatives are recognized currently in our income statement. However, fluctuations in the fair value of the related assets are not included in our income statement. We consider the gain or loss on our hedging positions related to assets that we still own as of the reporting date to be “open hedging positions.” We exclude the results on the hedges from adjusted net income until the related asset is sold, and the hedge position is considered “closed.” We believe that excluding these specifically identified gains and losses associated with the open hedging positions adjusts for timing differences between when we recognize changes in the fair values of our assets and derivatives which we use to hedge asset values.

Set forth below is an unaudited reconciliation of net income attributable to preferred and common unit holders to adjusted net income:

	Six months ended June 30,		For the year ended December 31,
	2013	2012	2012	2011	2010
	($ in thousands)
			(unaudited)
Net income attributable to preferred and common unit holders	$150,517	$76,671	$172,423	$71,716	$91,045
Real estate depreciation and amortization (1)	5,926	691	3,093	703	263
Adjustments for unrecognized derivative results (2)	(31,896)	7,673	(8,662)	31,961	2,452
Unrealized (gain) loss on agency IO securities, net	5,039	2,045	5,681	(1,591)	(2,547)
Non-cash stock-based compensation	1,567	1,321	2,408	151	174

Adjusted net income	$131,153	$88,401	$174,943	$102,940	$91,387

		For the six months ended June 30,		For the year ended December 31,
		2013	2012	2012	2011	2010
		($ in thousands)
(1)	Depreciation – real estate	$5,926	$691	$3,094	$715	$263
	Depreciation – fixed assets	273	273	547	329	145

	Depreciation	$6,199	$964	$3,641	$1,044	$408

		For the six months ended June 30,		For the year ended December 31,
		2013	2012	2012	2011	2010
(2)	Hedging interest expense	$(4,865)	$(8,873)	$(16,554)	$(14,924)	$(6,985)
	Hedging realized result (futures)	4,086	(4,292)	(20,886)	(32,227)	(3,088)
	Hedging realized result (swaps)	(8,168)	(1,868)	(6,872)	(2,263)	(8,222)
	Hedging unrecognized result	31,896	(7,673)	8,662	(31,961)	(2,452)

	Net results from derivative transactions	$22,949	$(22,706)	$(35,650)	$(81,375)	$(20,747)

We present adjusted net income because we believe it assists investors in comparing our performance across reporting periods on a consistent basis by excluding non-cash expenses and unrecognized results from derivatives and Agency interest-only securities, which we believe makes comparisons across reporting periods more relevant by eliminating timing differences related to changes in the values of assets and derivatives. In addition, we use adjusted net income: (i) to evaluate our earnings from operations and (ii) because management believes that it may be a useful performance measure for us.

Adjusted net income has limitations as an analytical tool. Some of these limitations are:

•	adjusted net income does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and

•	other companies in our industry may calculate adjusted net income differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, adjusted net income should not be considered in isolation or as a substitute for net income attributable to preferred and common unit holders of LCFH (or, on a pro forma basis, net income attributable to Ladder Capital Corp) or other performance measures calculated in accordance with GAAP.

In the future we may incur gains and losses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted net income should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We present net result from securitizations, a non-GAAP measure, as a supplemental measure of the performance of our loan securitization business. We consider securitizations as one of our primary business drivers and as such, net result from securitizations are a key component of our results. Since our securitizations to date are comprised of long-term fixed-rate loans, the result of hedging those exposures prior to securitization represents a substantial portion of our interest rate hedging. Therefore, we view these two components of our profitability together when assessing the performance of this business activity and find it a meaningful measure of the company’s performance as a whole. When evaluating the performance of our loan securitization business, we generally consider the income from sales of securitized loans, net, in conjunction with other income statement items that are directly related to such securitization transactions, including portions of the realized net result from derivative transactions that are specifically related to hedges on the securitized or sold loans, which we reflect as hedge gain/(loss) related to loans securitized, a non-GAAP measure, in the table below.

Set forth below is an unaudited reconciliation of income from sale of securitized loans, net to income from sale of loans, net as reported in our consolidated financial statements included herein and an unaudited reconciliation of hedge gain/(loss) relating to loans securitized to net results from derivative transactions as reported in our consolidated financial statements included herein:

	For the six months ended June 30,		For the year ended December 31,
	2013	2012	2012	2011	2010
Number of loans	66	35	95	61	31
Face amount of loans sold into securitizations ($ in thousands)	$1,153,650	$562,796	$1,599,858	$1,016,469	$329,762
Number of securitizations	3	2	6	3	2
Income from sale of securitized loans, net ($ in thousands) (1)	$119,279	$56,461	$152,776	$44,167	$30,533
Hedge gain/(loss) related to loans securitized ($ in thousands) (2)	$(3,466)	$(3,863)	$(20,110)	$(11,795)	$(8,018)

Net result from securitizations	$115,813	$52,598	$132,666	$32,372	$22,515

(1)	The following is a reconciliation of the non-GAAP measure of income from sale of securitized loans, net to income from sale of loans, net, which is the closest GAAP measure as reported in our consolidated financial statements included herein.

	For the six months ended June 30,		For the year ended December 31,
	2013	2012	2012	2011	2010
	($ in thousands)
Income from sale of loans (non-securitized), net	$2,165	$622	$1,837	$22,104	$—
Income from sale of securitized loans, net	119,279	56,461	152,776	44,167	30,533

Income from sale of loans, net	$121,444	$57,083	$154,613	$66,271	$30,533

(2)	The following is a reconciliation of the non-GAAP measure of hedge gain/(loss) relating to loans securitized to net results from derivative transactions, which is the closest GAAP measure, as reported in our consolidated financial statements included herein.

	For the six months ended June 30,		For the year ended December 31,
	2013	2012	2012	2011	2010
	($ in thousands)
Hedge gain/(loss) related to lending and securities positions	$26,415	$(18,843)	$(15,541)	$(69,579)	$(12,729)
Hedge gain/(loss) related to loans securitized	(3,466)	(3,863)	(20,110)	(11,795)	(8,018)

Net results from derivative transactions	$22,949	$(22,706)	$(35,651)	$(81,374)	$(20,747)

We present cost of funds, which is a non-GAAP measure, as a supplemental measure of the Company’s cost of debt financing. We define cost of funds as interest expense as reported on our consolidated statements of income adjusted to include the net interest expense component resulting from our hedging activities, which is currently included in net results from derivative transactions on our consolidated statements of income. We net cost of funds with our interest income as presented on our consolidated statements of income to arrive at interest income, net of cost of funds, which we believe represents a more comprehensive measure of our net interest results.

Set forth below is an unaudited reconciliation of interest expense to cost of funds:

	For the six months ended June 30,		For the year ended December 31,
	2013	2012	2012	2011	2010
	($ in thousands)
Interest expense	$(23,411)	$(16,047)	$(36,473)	$(35,836)	$(48,874)
Net interest expense component of hedging activities (1)	(4,865)	(9,073)	(16,554)	(14,924)	(6,985)

Cost of funds	$(28,276)	$(25,120)	$(53,027)	$(50,760)	$(55,859)

Interest income	$61,429	$71,179	$136,198	$133,298	$129,302
Cost of funds	(28,276)	(25,120)	(53,027)	(50,760)	(55,859)

Interest income, net of cost of funds	$33,153	$46,059	$83,171	$82,538	$73,443

		For the six months ended June 30,		For the year ended December 31,
		2013	2012	2012	2011	2010
		($ in thousands)
(1)	Net interest expense component of hedging activities	$(4,865)	$(9,073)	$(16,554)	$(14,924)	$(6,985)
	Hedging realized result (futures)	4,086	(4,291)	(20,886)	(32,227)	(3,088)
	Hedging realized result (swaps)	(8,169)	(1,868)	(6,872)	(2,263)	(8,222)
	Hedging unrecognized result	31,897	(7,474)	8,662	(31,961)	(2,452)

	Net result from derivative transactions	$22,949	$(22,706)	$(35,650)	$(81,375)	$(20,747)

We present net revenues, which is a non-GAAP measure, as a supplemental measure of the Company’s performance, excluding operating expenses. We define net revenues as net interest income after provision for loan losses and total other income, which are both disclosed on the Company’s consolidated statements of income. We present interest income on investments, net and income from sales of loans, net as a percent of net revenues to determine the impact of the net interest from our investments and the securitization activity on our net revenues.

	For the six months ended June 30,		For the year ended December 31,
	2013	2012	2012	2011	2010
Net interest income after provision for loan losses	$37,718	$54,983	$99,277	$97,461	$79,542
Total other income	172,576	53,427	151,945	12,350	39,251

Net revenues	$210,294	$108,410	$251,222	$109,811	$118,793

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk that a change in the level of one or more market prices, rates, indices, implied volatilities, correlations or other market factors will result in a financial loss. The primary market risks that we face are interest rate risk, market value risk, liquidity risk, credit risk, credit spread risk, and risks related to real estate.

Interest Rate Risk

The nature of our business exposes us to market risk arising from changes in interest rates. Changes, both increases and decreases, in the rates we are able to charge our borrowers, the yields we are able to achieve in our securities investments, and our cost of borrowing directly impact our net income. Our interest income stream from loans and securities is generally fixed over the life of our assets, whereas we use floating-rate debt to finance a significant portion of our investments. Another component of interest rate risk is the effect changes in interest rates will have on the market value of the assets we acquire. We face the risk that the market value of our assets will increase or decrease at different rates than that of our liabilities, including our hedging instruments. We mitigate interest rate risk through utilization of hedging instruments, primarily interest rate swap and futures agreements. Interest rate swap and futures agreements are utilized to hedge against future interest rate increases on our borrowings and potential adverse changes in the value of certain assets that result from interest rate changes. We generally seek to hedge assets that have a duration longer than two years, including newly originated conduit first mortgage loans, securities in our CMBS portfolio if long enough in duration, and most of our U.S. Agency Securities portfolio.

The following table summarizes the change in net income for a 12-month period commencing June 30, 2013 and the change in fair value of our investments and indebtedness assuming an increase or decrease of 100 basis points in the LIBOR interest rate on June 30, 2013, both adjusted for the effects of our interest rate hedging activities:

	Projected change in net income	Projected change in portfolio value
	($ in thousands)
Change in interest rate:
Decrease by 1.00%	$(5,017)	$15,386
Increase by 1.00%	6,152	(15,755)

Market Value Risk

Our securities investments are reflected at their estimated fair value. The change in estimated fair value of securities available-for-sale is reflected in accumulated other comprehensive income. The change in estimated fair value of Agency interest-only securities is recorded in current period earnings. The estimated fair value of these securities fluctuates primarily due to changes in interest rates and other factors. Generally, in a rising interest rate environment, the estimated fair value of these securities would be expected to decrease; conversely, in a decreasing interest rate environment, the estimated fair value of these securities would be expected to increase. As market volatility increases or liquidity decreases, the market value of our assets may be adversely impacted. Our fixed rate mortgage loan portfolio is subject to the same risks. However, to the extent those loans are classified as held for sale, they are reflected at the lower of cost or market. Otherwise, held for investment mortgage loans are reflected at values equal to the unpaid principal balances net of certain fees, costs and loan loss allowances.

Liquidity Risk

Market disruptions may lead to a significant decline in transaction activity in all or a significant portion of the asset classes in which we invest, and may at the same time lead to a significant contraction in short term and long term debt and equity funding sources. A decline in liquidity of real estate and real estate-related investments, as well as a lack of availability of observable transaction data and inputs, may make it more difficult to sell our investments or determine their fair values. As a result, we may be unable to sell our investments, or only able to sell our investments at a price that may be materially different from the fair values presented. Also, in such conditions, there is no guarantee that our borrowing arrangements or other arrangements for obtaining leverage will continue to be available, or if available, will be available on terms and conditions acceptable to us. In addition, a decline in market value of our assets may have particular adverse consequences in instances where we borrowed money based on the fair value of our assets. A decrease in the market value of our assets may result in the lender requiring us to post additional collateral or otherwise sell assets at a time when it may not be in our best interest to do so. Finally, our captive insurance company subsidiary is subject to state regulations which require that dividends may only be made with regulatory approval.

Credit Risk

We are subject to varying degrees of credit risk in connection with our investments. We seek to manage credit risk by performing deep credit fundamental analysis of potential assets and through ongoing asset management. Our investment guidelines do not limit the amount of our equity that may be invested in any type of our assets, however, investments greater than a certain size are subject to review of the Risk and Underwriting Committee of our Board of Directors.

Credit Spread Risk

Credit spread risk is the risk that interest rate spreads between two different financial instruments will change. In general, fixed-rate commercial mortgages and CMBS are priced based on a spread to Treasury swaps. We generally benefit if credit spreads narrow during the time that we hold a portfolio of mortgage loans or CMBS investments, and we may experience losses if credit spreads widen during the time that we hold a portfolio of mortgage loans or CMBS investments. We actively monitor our exposure to changes in credit spreads and we may enter into credit total return swaps or take positions in other credit related derivative instruments to moderate our exposure against losses associated with a widening of credit spreads.

Risks Related to Real Estate

Real estate and real estate-related assets are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors); local real estate conditions; changes or continued weakness in specific industry segments; construction quality, age and design; demographic factors; and retroactive changes to building or similar codes. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay the underlying loans, which could also cause us to suffer losses.

BUSINESS

Overview

We are a leading commercial real estate finance company with a proprietary loan origination platform and an established national footprint. As a non-bank operating company, we believe that we are well-positioned to benefit from the opportunities arising from the diminished supply of commercial real estate debt capital and the substantial demand for new financings in the sector. We believe our comprehensive, fully-integrated in-house infrastructure, access to a diverse array of committed financing sources and highly experienced management team of industry veterans will allow us to continue to prudently grow our business as we endeavor to capitalize on profitable opportunities in various market conditions.

We conduct our business through three major business lines: commercial mortgage lending, investments in securities secured by first mortgage loans, and investments in selected net leased and other commercial real estate assets. We have historically been able to generate attractive risk-adjusted returns by flexibly allocating capital among these well-established, complementary business lines. We believe that we have a competitive advantage through our ability to offer a wide range of products, providing complete solutions across the capital structure to our borrowers. We apply a comprehensive best practices underwriting approach to every loan and investment that we make, rooted in management’s deep understanding of fundamental real estate values and proven expertise in these complementary business lines through multiple economic and credit cycles.

Our primary business strategy is originating conduit first mortgage loans on stabilized, income producing commercial real estate properties that can be securitized. From our inception in October 2008 through June 30, 2013, we originated $6.2 billion of commercial real estate loans, $4.1 billion of which were sold into 14 securitizations, making us, by volume, the second largest non-bank contributor of loans to CMBS securitizations in the United States for that period according to Commercial Mortgage Alert. The securitization of conduit loans has been a consistently profitable business for us and enables us to reinvest our equity capital into new loan originations or allocate it to other investments. In addition to conduit loans, we originated $1.1 billion of balance sheet loans held for investment from inception through June 30, 2013. During that timeframe, we also acquired $4.7 billion of investment grade-rated securities secured by first mortgage loans on commercial real estate and $654.1 million of selected net leased and other commercial real estate assets. Although our securities investments and real estate assets remain available for opportunistic sales, these balance sheet business lines provide for a stable base of net interest and rental income and are complementary to our conduit lending activities. As of June 30, 2013, we had $2.5 billion in total assets and $1.2 billion in total book equity.

We seek to operate an adaptable and sustainable business model by retaining and reinvesting earnings in complementary commercial real estate investments. We are structured as a C-Corp to allow us to reinvest our equity capital, which we believe enhances our overall growth prospects and return on equity and facilitates our securitization business.

We are led by a disciplined and highly aligned management team, the core of which has worked together for more than a decade. As of June 30, 2013, our management team and chairman held equity capital accounts in our company comprising $93.9 million of book equity, or 8.0% of our total book equity. On average, our management team members have 25 years of experience in the industry. Our management team includes Brian Harris, Chief Executive Officer; Michael Mazzei, President; Greta Guggenheim, Chief Investment Officer; Pamela McCormack,

General Counsel and Co-Head of Securitization; Marc Fox, Chief Financial Officer; Thomas Harney, Head of Merchant Banking & Capital Markets; and Robert Perelman, Head of Asset Management.

Ladder was founded in October 2008 and we are currently capitalized by our management team and a group of leading global institutional investors, including affiliates of Alberta Investment Management Corp., GI Partners, Ontario Municipal Employees Retirement System and TowerBrook. We have built our operating business to include 58 full-time industry professionals by hiring experienced personnel known to us in the commercial mortgage industry. Doing so has allowed us to maintain consistency in our culture and operations and to focus on strong credit practices and disciplined growth.

We have a diversified and flexible financing strategy supporting our business operations, including significant committed term financing from leading financial institutions. As of June 30, 2013, we had $1.2 billion of debt financing outstanding, including $113.2 million of committed secured term financing from leading domestic financial institutions listed in Note 7 of the consolidated financial statements included elsewhere in this prospectus (with an additional $1.8 billion of committed secured term financing available to us from these institutions), $498.0 million of financing from the Federal Home Loan Bank (FHLB) (with an additional $902.0 million of committed term financing available to us from the FHLB), $166.3 million of third party, non-recourse mortgage debt, $141.8 million of other securities financing and $325.0 million of Notes. As of June 30, 2013 our debt-to-equity ratio was 1.0:1.0 as we employ leverage prudently to maximize financial flexibility.

Our Market Opportunity

Commercial real estate is a capital-intensive business that relies heavily on debt capital to develop, acquire, maintain and refinance commercial properties. We believe that demand for commercial real estate debt financing, together with a reduction in the supply of traditional bank financing, presents compelling opportunities to generate attractive returns for an established, well-financed, non-bank lender like our firm.

There were $3.1 trillion of commercial mortgage loans outstanding in the United States as of March 31, 2013. The commercial real estate market faces significant near-term debt maturities, with $1.6 trillion of commercial and multifamily real estate debt scheduled to mature from 2014 through 2018. The following chart shows commercial real estate debt maturities as of March 31, 2013:

Source: Trepp LLC

Improving commercial property values as well as a growing CMBS market have contributed to a more positive environment for commercial real estate assets over the last several years and created a substantial opportunity for new loan origination. New issuances in the CMBS market expanded from $11.6 billion in 2010 to $48.4 billion in 2012. In the first six months of 2013, this growth trend showed signs of accelerating as $43.9 billion of new CMBS were issued, but is still a fraction of historical issuance levels. The following chart shows historical CMBS issuance from 1995 through the second quarter of 2013:

Source: Commercial Mortgage Alert

Additionally, many traditional commercial real estate lenders that have historically competed for loans within our target market are facing tighter capital constraints due to changes in banking regulations. Given this confluence of market dynamics, we believe that we are well positioned to capitalize and profit from these industry trends.

Our Business and Growth Strategies

We have steadily built our business to capitalize on opportunities in the commercial real estate finance market, generating profitable growth while creating the diversified, national lending and investment platform we have today. We intend to utilize the net proceeds of the offering and the earnings we retain to expand our business by focusing on the following strategies:

•

Increasing the volume and frequency of our conduit loan securitizations.    Our primary business strategy is to originate conduit loans for sale into CMBS securitizations. We expect to be able to increase the volume and frequency of our conduit loan securitizations as a result of the growth in new CMBS issuance driven by favorable supply and demand dynamics. We believe we are well-positioned to continue to increase our market share of new U.S. CMBS issuance, which was 2.8% in 2010, 3.1% in 2011, 3.3% in 2012, and 2.6% in the first six months of 2013, while maintaining our high credit standards and pricing discipline.

•

Originating more loans and increasing the average size of the loans we originate.    We expect our lending business to continue to grow as we build larger and more diverse portfolios of conduit loans for securitization, originate selected large loans for single-asset securitizations and originate additional, larger balance sheet loans held for investment. Our origination of balance sheet loans held for investment will support the growth of our conduit lending business in the future as the properties that secure these loans become eligible for longer-term conduit financing from us upon maturity. We believe that we have a competitive advantage through our ability to offer this wide range of products.

•

Expanding investments in selected net leased and other commercial real estate equity.    We expect to grow our net leased and other real estate investment business through direct investments as well as investments in real estate partnerships with experienced managers and co-investors. Our net leased strategy is generally to purchase real estate, originate a non-recourse conduit loan secured by that real estate and subsequently securitize that loan. This strategy has enabled us to realize an attractive levered return on our net leased real estate investments while garnering a control position in the underlying properties. We may also sell such properties for a profit. In addition, as we grow our balance sheet loan portfolio, we expect to make loans with equity-linked participations to capture a portion of any appreciation in the value of such properties.

•

Pursuing other attractive opportunities.    We expect to pursue other complementary growth opportunities as they arise. Such opportunities may include growing our third party asset management business as well as opportunistic acquisitions of third party commercial real estate finance-related businesses or assets that we view as synergistic with our current operations.

Our Competitive Strengths

Our competitive strengths include:

•

Recognized national lending franchise.    Ladder is a recognized and well-regarded brand name in the U.S. commercial real estate lending market. From inception through June 30, 2013, we originated $5.1 billion of conduit loans, $4.1 billion of which were sold into 14 CMBS securitizations, making us the second largest non-bank contributor by volume to CMBS securitizations in the United States for that period, according to Commercial Mortgage Alert. We have partnered in CMBS securitizations as a loan seller and co-manager with prominent commercial real estate platforms, including affiliates of Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, RBS Securities Inc., UBS Securities LLC and Wells Fargo Securities, LLC. We believe our reputation as an established lender helps us access new borrowers in our origination business, and makes us an attractive partner to investors in the CMBS market as well as our lenders and securitization partners.

•

Established, fully-integrated commercial real estate finance platform.    Since our inception, we have operated an internally managed and vertically integrated commercial mortgage origination platform. Our staff of 58 full-time industry professionals specializing in loan origination, underwriting, structuring, securitization, trading, financing and asset management allows us to manage and control the loan process from origination through closing and, when appropriate, sale or other disposition. In an industry characterized by high barriers to entry, including requisite relationships with borrowers, mortgage brokers, securitization partners, investors (including CMBS investors), and financing sources, we are a well-established operating business with a comprehensive in-house infrastructure.

•

Complementary, diverse business lines.    We apply our knowledge of commercial real estate across the commercial real estate investing spectrum, including to whole loans, securities and real estate equity. We believe our ability to offer borrowers a diverse range of financing products, including interim balance sheet loans, gives us a competitive advantage compared to certain of our competitors who focus more exclusively on conduit loans. In addition, our robust and diversified investment platform provides us with the ability to capture relative value opportunities among the various products in different market environments. It affords us market presence and insight, as well as the ability to flexibly allocate our capital among our business lines to hedge risk and achieve attractive risk-adjusted returns.

•

Strong credit culture, experienced management team and alignment of interests.    We conduct a comprehensive credit and underwriting review prior to closing any transaction and we have not had an event of default declared or credit loss on the loans and investments we have made since our inception. Our focus on strong credit practices is supported and monitored by our experienced management team, who together with our chairman, held equity capital accounts in our company comprising $93.9 million of book equity value, representing 8.0% of book equity capital, as of June 30, 2013. Our credit culture is further reinforced by the alignment of our loan origination team, whose members are compensated based on loan profitability and performance and not on volume.

•

Operating flexibility resulting from our corporate structure and moderate leverage.    Our corporate structure facilitates our securitization business and allows us to retain and reinvest earnings. In addition, our access to diverse, long term and low-cost financing, particularly via our FHLB membership, is a mark of distinction compared to our non-bank competitors, allowing us to better match the characteristics of our funding liabilities with those of our investment assets at an attractive cost of funds. We also deploy leverage conservatively. As of June 30, 2013, our debt-to-equity ratio was 1.0:1.0, and we had $1.8 billion of committed, undrawn funding capacity available to finance our business and $0.8 billion in unencumbered assets.

Our Business Segments

We invest primarily in loans, securities and other interests in U.S. commercial real estate, with a focus on senior secured assets. Our mix of business segments is designed to provide us with the flexibility to opportunistically allocate capital in order to generate attractive risk-adjusted returns under varying market conditions. The following table summarizes the value of our investment portfolio as reported in our consolidated financial statements as of the dates indicated below:

	As of June 30, 2013	As of December 31,
		2012	2011	2010
	($ in thousands)
Loans:
Conduit first mortgage loans	$577,340	$623,333	$258,842	$353,946
Balance sheet first mortgage loans	237,139	229,926	229,378	149,104
Other commercial real estate-related loans	96,815	96,392	25,819	6,754

Total loans	$911,294	$949,651	$514,039	$509,804
Securities:
CMBS investments	629,598	833,916	1,664,001	1,736,043
U.S. Agency Securities investments	257,925	291,646	281,069	189,467

Total securities	$887,523	$1,125,562	$1,945,070	$1,925,510
Real Estate:
Total real estate, net	521,369	380,022	28,835	25,669

Total investments	$2,320,186	$2,455,235	$2,487,944	$2,460,983
Cash, cash equivalents and cash collateral held by broker	86,783	109,169	138,630	105,138
Other assets	91,295	64,626	27,815	21,667

Total assets	$2,498,264	$2,629,030	$2,654,389	$2,587,788

Loans

Conduit First Mortgage Loans.    We originate conduit first mortgage loans that are secured by income-producing commercial real estate. These first mortgage loans are typically structured with fixed interest rates and five- to ten-year terms. Our loans are directly originated by an internal team that has longstanding and strong relationships with borrowers and mortgage brokers throughout the United States. We follow a rigorous investment process, which begins with an initial due diligence review; continues through a comprehensive legal and underwriting process incorporating multiple internal and external checks and balances; and culminates in approval or disapproval of each prospective investment by our Investment Committee. Conduit first mortgage loans in excess of $50.0 million also require approval of our Board of Directors’ Risk and Underwriting Committee.

Although our primary intent is to sell our conduit first mortgage loans into CMBS securitization trusts, we generally seek to maintain the flexibility to keep them on our balance sheet, offer them for sale to CMBS trusts as part of a securitization process or otherwise sell them as whole loans to third-party institutional investors. From our inception in 2008 through June 30, 2013, we originated and funded $5.2 billion of conduit first mortgage loans, and securitized $4.1 billion of such mortgage loans in 14 separate transactions, including two securitizations in 2010, three securitizations in 2011, six securitizations in 2012 and three securitizations in the six months ended June 30, 2013. We generally securitize our loans together with certain financial institutions, which to date have included affiliates of Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, RBS Securities Inc., UBS Securities LLC and Wells Fargo Securities, LLC, and we have also completed a single-asset securitization. During 2012 and the first six months of 2013, conduit first mortgage loans have remained on our balance sheet for a weighted average of 77 and 66 days prior to securitization, respectively. As of June 30, 2013, we held 38 first mortgage loans that were available to be offered for sale into a securitization with an aggregate book value of $577.3 million. Based on the loan balances and the “as-is” third-party Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”) appraised values at origination, the weighted average loan-to-value ratio of this portfolio was 66.0% at June 30, 2013.

Balance Sheet First Mortgage Loans.    We also originate and invest in balance sheet first mortgage loans secured by commercial real estate properties that are undergoing transition, including lease-up, sell-out, renovation or repositioning. These mortgage loans are structured to fit the needs and business plans of the borrowers, and generally have floating rates and terms (including extension options) ranging from one to three years. Balance sheet first mortgage loans are originated, underwritten, approved and funded using the same comprehensive legal and underwriting approach, process and personnel used to originate our conduit first mortgage loans. Balance sheet first mortgage loans in excess of $20.0 million also require the approval of our Board of Directors’ Risk and Underwriting Committee.

We generally seek to hold our balance sheet first mortgage loans for investment, or offer them for sale to our institutional bridge loan partnership. These investments have been typically repaid at or prior to maturity (including by being refinanced by us into a new conduit first mortgage loan upon property stabilization) or sold to our institutional bridge loan partnership. As of June 30, 2013, we held a portfolio of 13 balance sheet first mortgage loans with an aggregate book value of $237.1 million. Based on the loan balances and the “as-is” third-party FIRREA appraised values at origination, the weighted average loan-to-value ratio of this portfolio was 57.2% at June 30, 2013.

Other commercial real estate-related loans.    We selectively invest in note purchase financings, subordinated debt, mezzanine debt and other structured finance products related to commercial real estate. As of June 30, 2013, we held $96.8 million of other commercial real estate-related loans. Based on the loan balance and the “as-is” third-party FIRREA appraised values at origination, the weighted average loan-to-value ratio of the portfolio was 79.3%.

From inception through June 30, 2013, we originated and funded $1.1 billion of balance sheet first mortgage loans and other commercial real estate-related loans which are included in mortgage loan receivables held for investment on our consolidated balance sheets.

Securities

CMBS Investments.    We invest in CMBS secured by first mortgage loans on commercial real estate, and own predominantly short-duration, AAA-rated securities. These investments provide a stable and attractive base of net interest income and help us manage our liquidity. We have significant in-house expertise in the evaluation and trading of CMBS, due in part to our experience in originating and underwriting mortgage loans that comprise assets within CMBS trusts, as well as our experience in structuring CMBS transactions. CMBS investments in excess of $26 million require the approval of our Board of Directors’ Risk and Underwriting Committee. As of June 30, 2013, the estimated fair value of our portfolio of CMBS investments totaled

$629.6 million in 74 CUSIPs ($8.5 million average investment per CUSIP). As of that date, all of our CMBS investments were rated investment grade by Standard & Poor’s, Moody’s or Fitch, consisting of 84.2% AAA/Aaa-rated securities and 15.8% of other investment grade-rated securities, including 1.2% rated AA/Aa, 1.8% rated A/A and 12.8% rated BBB/Baa. In the future, we may invest in CMBS securities that are not rated. As of June 30, 2013, our CMBS investments had a weighted average duration of 1.8 years.

U.S. Agency Securities Investments.    Our U.S. Agency Securities portfolio consists of securities for which the principal and interest payments are guaranteed by a U.S. government agency, such as the Government National Mortgage Association (“Ginnie Mae”), or by a GSE, such as the Federal National Mortgage Association (“Fannie Mae”) or the Federal Home Loan Mortgage Corporation (“Freddie Mac”). As of June 30, 2013, the estimated fair value of our portfolio of U.S. Agency Securities was $257.9 million in 59 CUSIPs ($4.4 million average investment per CUSIP), with a weighted average duration of 3.5 years.

Real estate

Commercial real estate properties.    As of June 30, 2013, we owned 34 single tenant retail properties with an aggregate book value of $261.6 million. These properties are leased on a net basis where the tenant is generally responsible for payment of real estate taxes, building insurance and maintenance expenses. Sixteen of our properties are leased to a national pharmacy chain, and the remaining properties are leased to a national discount retailer, a regional sporting goods store, and a regional membership warehouse club. As of June 30, 2013, our net leased properties comprised a total of 1.3 million square feet, had a 100% occupancy rate, had an average age since construction of 6.6 years and a weighted average remaining lease term of 19.2 years. In addition, as of June 30, 2013, we owned a 13 story office building with a book value of $18.0 million through a joint venture with an operating partner and a portfolio of office properties with a book value of $135.0 million through a separate joint venture with an operating partner.

Residential real estate.    As of June 30, 2013, we owned 380 residential condominium units at Veer Towers in Las Vegas with a book value of $106.9 million through a joint venture with an operating partner. As of June 30, 2013, the units were 63% rented and occupied. We sold 43 units during the six months ended June 30, 2013, generating aggregate gains on sale of $7.4 million, and we intend to sell the remaining units over time.

Other Investments

Institutional bridge loan partnership.    In 2011, we established an institutional partnership with a Canadian sovereign pension fund to invest in first mortgage bridge loans that meet pre-defined criteria. Our partner owns 90% of the equity and we own the remaining 10% on a pari passu basis as well as 100% of the general partnership interest. Our partner retains the discretion to accept or reject individual loans and following the expiration of an exclusivity period, we retain discretion on which loans to present to the partnership. As the general partner, we earn management fees and incentive fees from the partnership. In addition, we are entitled to retain origination fees of up to 1% on loans that we sell to the partnership. As of June 30, 2013, the partnership owned $142.1 million of first mortgage bridge loan assets that were financed by $53.1 million of term debt. Debt of the partnership is nonrecourse to the limited and general partners, except for customary nonrecourse carve-outs for certain actions and environmental liability. As of June 30, 2013, the book value of our investment in the institutional partnership was $8.1 million.

Unconsolidated joint venture.    In connection with the origination of a loan in April 2012, we received a 25% equity kicker with the right to convert upon a capital event. On March 22, 2013, the loan was refinanced and we converted our interest into a 25% limited liability company interest in Grace Lake JV, LLC. As of June 30, 2013, the LLC owned an office building with a carrying value of $78.0 million that is financed by $78.7 million of long-term debt. Debt of the LLC is nonrecourse to the limited liability company members, except for customary nonrecourse carve-outs for certain actions and environmental liability. As of June 30, 2013, the book value of our investment in the LLC was $2.1 million.

Other asset management activities.    As of June 30, 2013, we also managed three separate CMBS investment accounts for private investors with combined total assets of $7.8 million. As of October 2012, we are no longer purchasing any new investments for these accounts, however, we will continue to manage the existing investments until their full prepayment or other disposition.

Our Current Financing Strategies

Our financing strategies are critical to the success and growth of our business. We manage our financing to complement our asset composition and to diversify our exposure across multiple capital markets and counterparties.

We fund our investments in commercial real estate loans and securities through multiple sources, including the $611.6 million of gross cash proceeds we raised in our initial equity private placement beginning in October 2008, the $257.4 million of gross cash proceeds we raised in our follow-on equity private placement in the third quarter of 2011, current and future earnings and cash flow from operations, existing debt facilities, and other borrowing programs in which we participate, including as a member of the FHLB.

We finance our portfolio of commercial real estate loans using committed term facilities provided by multiple financial institutions with total commitments of $1.3 billion at June 30, 2013, a $50.0 million credit agreement, and through our FHLB membership. As of June 30, 2013, there was no debt outstanding under the term facilities or credit agreement. We finance our securities portfolio, including CMBS and U.S. Agency Securities, through our FHLB membership, a $600.0 million committed term master repurchase agreement from a leading domestic financial institution, uncommitted master repurchase agreements with numerous counterparties. As of June 30, 2013, we had total outstanding balances of $255.0 million under all securities master repurchase agreements. We finance our real estate investments with nonrecourse first mortgage loans. As of June 30, 2013, we had outstanding balances of $166.3 million on these nonrecourse mortgage loans. In addition to the amounts outstanding on our other facilities, we had $498.0 million of borrowings from the FHLB outstanding at June 30, 2013. We also had $325.0 million of Notes issued and outstanding as of June 30, 2013. In addition, at the closing of the Offering, we intend to enter into the $75.0 million New Revolving Credit Facility. See Note 7 to our consolidated financial statements for the six months ended June 30, 2013 included elsewhere in this prospectus for more information about our financing arrangements.

The following table shows our sources of capital, including our financing arrangements, and our investment portfolio as of June 30, 2013:

Sources of Capital	($ in thousands)
Debt:
Repurchase agreements	$254,978
Borrowings under credit agreement	—
Long term financing	166,270
Borrowings from the FHLB	498,000
Senior unsecured notes	325,000
New Revolving Credit Facility	—

Total debt	$1,244,248
Other liabilities	66,569
Capital (equity)	1,187,447

Total sources of capital	$2,498,264

Assets	($ in thousands)
Loans:
Conduit first mortgage loans	$577,340
Balance sheet first mortgage loans	237,139
Other commercial real estate-related loans	96,815

Total loans	$911,294
Securities:

CMBS investments	629,598
U.S. Agency Securities investments	257,925

Total securities	$887,523

Real estate:

Total real estate, net	521,369

Total investments	$2,320,186
Cash, cash equivalents and cash held by broker	86,783
Other assets	91,295

Total assets	$2,498,264

We enter into interest rate and credit spread derivative contracts to mitigate our exposure to changes in interest rates and credit spreads. We generally seek to hedge assets that have a duration longer than two years, including newly-originated conduit first mortgage loans, securities in our CMBS portfolio if long enough in duration, and most of our U.S. Agency Securities portfolio. We monitor our asset profile and our hedge positions to manage our interest rate and credit spread exposures, and seek to match fund our assets according to the liquidity characteristics and expected holding periods of our assets.

We seek to maintain a debt-to-equity ratio of 3:1 or below. We expect this ratio to fluctuate during the course of a fiscal year due to the normal course of business in our conduit lending operations, in which we generally securitize our inventory of loans at intervals, and also because of changes in our asset mix, due in part to such securitizations. As of June 30, 2013, our debt-to-equity ratio was 1.0:1.0. We believe that our predominantly senior secured assets and our moderate leverage provide financial flexibility to be able to capitalize on attractive market opportunities as they arise.

From time to time, we may add financing counterparties that we believe will complement our business, although the agreements governing our indebtedness may limit our ability and the ability of our present and future subsidiaries to incur additional indebtedness. Our amended and restated charter and by-laws do not impose any threshold limits on our ability to use leverage.

Investment Process

Origination

Our team of originators is responsible for sourcing and directly originating new commercial first mortgage loans from the brokerage community and directly from real estate owners, operators, developers and investors. The extensive industry experience of our management team and origination team have enabled us to build a strong network of mortgage brokers and direct borrowers throughout the commercial real estate community in the United States.

We seek to align our interests and those of our originators by awarding our originators annual discretionary bonuses that are closely correlated with loan performance and realized profits, rather than loan volumes or other metrics. For the year ended December 31, 2012, we paid $21.5 million in discretionary bonuses to originators.

Credit and Underwriting

Our underwriting and credit process commences upon receipt of a potential borrower’s executed loan application and non-refundable deposit.

Our underwriters conduct a thorough due diligence process for each prospective investment. The team coordinates in-house and third-party due diligence for each prospective loan as part of a checklist-based process that is designed to ensure that each loan receives a systematic evaluation. Elements of the underwriting process generally include:

Cash Flow Analysis.    We create an estimated cash flow analysis and underwriting model for each prospective investment. Creation of the cash flow analysis generally draws on an assessment of current and historical data related to the property’s rent roll, operating expenses, net operating income, leasing cost, and capital expenditures. Underwriting is expected to evaluate and factor in assumptions regarding current market rents, vacancy rates, operating expenses, tenant improvements, leasing commissions, replacement reserves, renewal probabilities and concession packages based on observable conditions in the subject property’s sub-market at the time of underwriting. The cash flow analysis may also rely upon third-party environmental and engineering reports to estimate the cost to repair or remediate any identified environmental and/or property-level deficiencies. The final underwritten cash flow analysis is used to estimate the property’s overall value and its ability to produce cash flow to service the proposed loan.

Borrower Analysis.    Careful attention is also paid to the proposed borrower, including an analysis based on available information of its credit history, financial standing, existing portfolio and sponsor exposure to leverage and contingent liabilities, capacity and capability to manage and lease the collateral, depth of organization, knowledge of the local market, and understanding of the proposed product type. We also generally commission and review a third-party background check of our prospective borrower and sponsor.

Site Inspection.    A Ladder underwriter typically conducts a physical site inspection of each property. The site inspection gives the underwriter insights into the local market and the property’s positioning within it, confirms that tenants are in-place, and generally helps to ensure that the property has the characteristics, qualities, and potential value represented by the borrower.

Legal Due Diligence.    Our unique in-house transaction management team comprised of eight attorneys manages, negotiates, structures and closes all transactions and completes legal due diligence on each property, borrower, and sponsor, including the evaluation of documents such as leases, title, title insurance, opinion letters, tenant estoppels, organizational documents, and other agreements and documents related to the property or the loan.

Third-party Appraisal.    We generally commission an appraisal from a Member of the Appraisal Institute to provide an independent opinion of value as well as additional supporting property and market data. Appraisals generally include detailed data on recent property sales, local rents, vacancy rates, supply, absorption, demographics and employment, as well as a detailed projected cash flow and valuation analysis. We typically use the independent appraiser’s valuation to calculate ratios such as loan-to-value and loan-to-stabilized-value ratio, as well as to serve as an independent source to which the in-house cash flow and valuation model can be compared.

Third-party Engineering Report.    We generally engage an approved licensed engineer to complete property condition/engineering reports, and a seismic report for applicable properties. The engineering report is intended to identify any issues with respect to the safety and soundness of a property that may warrant further investigation, and provide estimates of ongoing replacement reserves, overall replacement cost, and the cost to bring a property into good repair.

Third-party Environmental Report.    We also generally engage an approved environmental consulting firm to complete a Phase I Environmental Assessment to identify and evaluate potential environmental issues at the property, and may also order and review Phase II Environmental Assessments and/or Operations & Maintenance plans if applicable. Environmental reports and supporting documentation are typically reviewed in-house as well as by our dedicated outside environmental counsel who prepares a summary report on each property.

Third-party Insurance Review.    A third-party insurance specialist reviews each prospective borrower’s existing insurance program to analyze the specific risk exposure of each property and to ensure that coverage is in compliance with our standard insurance requirements. Our transaction management team oversees this third-party review and makes the conclusions of their analysis available to the underwriting team.

A credit memorandum is prepared to summarize the results of the underwriting and due diligence process for the consideration of the Investment Committee. We thoroughly document the due diligence process up to and including the credit memorandum and maintain an organized digital archive of our work.

Transaction Management

The transaction management team is generally responsible for coordinating and managing outside counsel, working directly with originators, underwriters and borrowers to manage, structure, negotiate and close all transactions, including the securitization of our loans. The transaction management team plays an integral role in the legal underwriting of each property, consults with outside counsel on significant business, credit and/or legal issues, and facilitates the funding and closing of all investments and dispositions. The transaction management team also supports asset management and investment realization activities, including coordination of post-closing issues and assistance with loan sales, financings, refinancing and repayments.

Investment Committee Approval

All investments require approval from our Investment Committee, comprised of Brian Harris, CEO; Michael Mazzei, President; Greta Guggenheim, Chief Investment Officer; and Pamela McCormack, General Counsel. The Investment Committee generally requires each investment to be fully described in a comprehensive Investment Committee memorandum that identifies the investment, the due diligence conducted and the findings, as well as all identified related risks and mitigants. The Investment Committee meets regularly to ensure that all investments are fully vetted prior to issuance of Investment Committee approval.

In addition to Investment Committee approval, the Risk and Underwriting Committee of our Board of Directors approves all investments above certain thresholds, which are currently set at $50.0 million for fixed-rate loans and AAA-rated securities, and lower levels for all other types of investments.

Financing

Prior to securitization or other disposition, or in the case of balance sheet loans, maturity, we finance most of the loans we originate using our multiple committed term facilities from leading financial institutions and our membership in the FHLB. Our finance team endeavors to match the characteristics and expected holding periods of the assets being financed with the characteristics of the financing options available and our short and long term cash needs in determining the appropriate financing approaches to be applied. The approaches we apply to financing our assets are a key component of our asset/liability risk management strategy with respect to managing liquidity risk. These approaches, supplemented by the use of hedging primarily via the use of standard derivative instruments, facilitate the prudent management of our interest rate and credit spread exposures.

Asset Management

The asset management team, together with our third-party servicers, monitors the investment portfolio, working closely with borrowers and/or their partners to monitor performance of the assets. Asset management focuses on careful asset specific and market surveillance, active enforcement of loan and security rights, and regular review of potential disposition strategies. Loan modifications, asset recapitalizations and other necessary variations to a borrower’s or partner’s business plan or budget will generally be vetted through the asset management team with a recommended course of action presented to the Investment Committee for approval.

Specific responsibilities of the asset management team include:

•	coordinating cash processing and cash management for collections and distributions through lock box accounts that are set up to trap all cash flow from a property;

•	monitoring tax and insurance administration to ensure timely payments to appropriate authorities and maintenance or placement of applicable insurance coverages;

•	assisting with escrow analysis to maintain appropriate balances in required accounts;

•	monitoring UCC administration for continued compliance with lien laws in various jurisdictions;

•	assisting with reserve and draw management from pre-funded accounts including monitoring draw requests for legitimacy and budget accuracy;

•	coordinating and conducting site inspections and surveillance activities including periodic analysis of financial statements;

•	reviewing rent rolls and operating statements;

•	reviewing available information for any material variances; and

•

completing and updating asset summary reviews and providing active portfolio management reporting to ensure that borrowers remain compliant with the terms of their loans and remain on target for established budgets and business plans.

Disposition and Distribution

Our securitization team works with our transaction management and underwriting teams to realize our disposition strategy of selling our conduit first mortgage loans into CMBS securitization trusts. We typically partner with other leading financial institutions to contribute loans to multi-asset securitizations. We have also led a single asset securitization on a single loan we originated.

From time to time, our registered broker dealer subsidiary, Ladder Capital Securities LLC (“LCS”), may act as a co-manager for the underwriting syndicate of public and private CMBS securitizations where an affiliate of LCS is contributing collateral to the CMBS deal as a loan seller. In such instances, LCS, as a co-manager, will participate in the underwriting syndicate, on a best efforts basis, to structure and arrange the bond issuance and participate in the associated investor meetings and road shows. LCS generally does not receive any allocation of securities in these offerings for distribution to investor accounts and, as such, has not participated in the direct sale of any CMBS to institutional and/or retail investors.

In addition to contributing conduit first mortgage loans into CMBS securitization trusts, we also maintain the flexibility to keep such loans on our balance sheet or sell them as whole loans to third-party institutional investors. Our asset management team manages the disposition of our balance sheet first mortgage loans for investment by offering them for sale to our institutional bridge loan partnership or other buyers and managing repayments at or prior to maturity. Balance sheet loans that are refinanced by us into a new conduit first mortgage loan upon property stabilization and intended for securitization are re-underwritten and structured by our origination, underwriting and transaction management teams. Our asset management team also manages sales of our real property and works with our trading and finance teams on sales of securities.

Industry Overview

Commercial real estate is a capital-intensive business that uses substantial amounts of debt capital to develop, acquire, maintain, reposition and refinance commercial properties. There were $3.1 trillion of commercial mortgage loans outstanding in the United States as of March 31, 2013. These mortgage loans were predominantly held as investments by banks ($1.5 trillion), securitization trusts ($683 billion), and insurance companies ($322 billion).

Market Outlook

We believe there is currently a compelling market opportunity to invest in commercial real estate finance products, including loans and securities, as a result of the constrained supply of commercial real estate financing coupled with the significant demand for debt capital on newly acquired or refinanced commercial real estate properties.

The commercial real estate market faces high near-term debt maturities, in that over $1.6 trillion of commercial and multifamily real estate debt is scheduled to mature from 2014 through 2018. The following chart shows commercial real estate debt maturities as of March 31, 2013:

Source: Trepp LLC

At the same time, the flow of capital available to finance commercial real estate has decreased. The following chart illustrates net funds flow to the commercial real estate industry, and highlights the decline in the volume of net lending:

Source: Federal Reserve Flow of Funds report

Traditional commercial real estate lenders, including banks and insurance companies, are currently facing tighter capital constraints and regulatory changes. Among the factors that we believe may continue to limit lending to the sector for traditional financing sources are Basel III, with its provisions for higher bank capital charges on certain types of real estate loans, as well as the Dodd-Frank Act. We believe the current regulatory environment will continue to be most impactful on larger financial institutions, including the 28 institutions identified by the Financial Stability Board as “Global Systemically Important Banks” (“G-SIBs”). In 2012, nine of the top ten contributors of loans to new CMBS securitizations were affiliates of G-SIBs.

In this environment, characterized by a supply-demand imbalance for financing and stabilizing asset values, we believe we are well positioned to originate and invest in attractive investment opportunities in commercial real estate finance.

Brief History of the CMBS Market

Securitization trusts and the CMBS they issue have risen in importance as a financing source for the commercial real estate industry. The industry has grown from $40 billion in assets in 1990, representing 3.6% of commercial mortgage loans outstanding at the time, to $683 billion in assets, and representing 22.3% of commercial mortgage loans outstanding as of March 31, 2013. The growth in securitization of commercial mortgage loans is part of a broader trend toward securitization of many different types of debt, including residential mortgage loans, auto loans, student loans, residential loans, and home equity loans. The following chart shows historical annual CMBS issuance from 1995 through the first six months of 2013:

Source: Commercial Mortgage Alert

From 2002 to 2007, rapidly rising property values and commercial real estate lending volumes were driven by global economic growth, inexpensive, abundant debt and equity capital, and aggressive credit underwriting. Throughout this period, loan origination volume increased substantially with annual U.S. CMBS issuance growing from $52.1 billion in 2002 to $228.6 billion in 2007.

In early 2007, deterioration in the subprime residential mortgage market prompted a re-evaluation of credit standards across all debt markets. The commercial mortgage markets were directly impacted as credit rating agencies adjusted their ratings methodologies for CMBS. This development triggered a dramatic re-pricing of CMBS securities and ultimately resulted in a credit freeze in the debt markets, with a particularly negative impact on CMBS and the broader commercial real estate loan origination markets. CMBS issuance declined to $2.7 billion in 2009 and liquidity in the commercial real estate lending market was scarce.

In early 2010, commonly tracked economic indicators, including GDP, consumer spending, consumer confidence and disposable personal income, began to show signs of improvement. These changes, together with recovering property fundamentals, including decreasing vacancy rates, rent growth, positive absorption, limited new supply and increasing investor demand for commercial real estate, led to an improvement in commercial property values. During this time, several bank lenders reinitiated their CMBS lending programs, and several new lenders entered the business.

Following the financial crisis, lenders imposed a greater level of discipline on new loan originations. Underwriting standards were more conservative and lenders required additional reserves and enforced stricter covenants. At the same time, investors demanded a greater level of disclosure regarding the underlying collateral in new CMBS offerings along with more information about the potential risks associated with these investments.

In June 2010, the first new-issue multi-borrower CMBS securitization following the credit crisis occurred, and for calendar year 2010, new CMBS issuance totaled $11.6 billion. In 2011, new CMBS issuance totaled $32.7 billion, despite a slowdown in originations during the second half of the year because of the uncertain economic climate created by the Euro-area crisis. In 2012, new CMBS issuance totaled $48.4 billion. In the first six months of 2013, new CMBS issuance totaled $43.9 billion, compared to $18.3 billion of new issuance in the first quarter of 2012. We believe there is the capacity for a continuing market recovery and that the CMBS market will continue to play an important role in the financing of commercial real estate in the United States.

Competition

The commercial real estate finance markets are highly competitive. We face competition for lending and investment opportunities from a variety of institutional lenders and investors and many other market participants, including specialty finance companies, REITs, commercial banks and thrift institutions, investment banks, insurance companies, hedge funds and other financial institutions. Many of these competitors enjoy competitive advantages over us, including greater name recognition, established lending relationships with customers, financial resources, and access to capital.

We compete on the basis of relationships, product offering, loan structure, terms, pricing and customer service. Our success depends on our ability to maintain and capitalize on relationships with borrowers and brokers, offer attractive loan products, remain competitive in pricing and terms, and provide superior service.

Regulation

Our operations are subject, in certain instances, to supervision and regulation by state and federal governmental authorities and may be subject to various laws and judicial and administrative decisions imposing various requirements and restrictions. In addition, certain of our subsidiaries’ businesses may rely on exemptions from various requirements of the Securities Act, the Exchange Act, the Investment Company Act, and ERISA. These exemptions are sometimes highly complex and may in certain circumstances depend on compliance by third-parties who we do not control.

Regulatory Reform

The Dodd-Frank Act, which went into effect on July 21, 2010, is intended to make significant structural reforms to the financial services industry. For example, pursuant to the Dodd-Frank Act, various federal agencies have promulgated, or are in the process of promulgating, regulations with respect to various issues that affect securitizations, including (1) a requirement under the Dodd-Frank Act that issuers in securitizations retain 5% of the risk associated with the securities, (2) requirements for additional disclosure, (3) requirements for additional review and reporting, (4) a possible requirement that a portion of potential profit that would be realized on the securitization must be deposited in a reserve account and used as additional credit support for the related CMBS until the loans are repaid, and (5) certain restrictions designed to prevent conflicts of interest. The implementation of any regulations ultimately adopted will occur on a time period that could range from two months to as long as two years. Certain regulations have already been adopted and others remain under consideration by various governmental agencies, in some cases past the deadlines set in the Dodd-Frank Act for adoption. Certain proposed regulations, if adopted, could alter the structure of securitizations in the future and could pose additional risks to our participating in future securitizations or could reduce or eliminate the economic incentives of participating in future securitizations.

Pursuant to a new rule adopted by the SEC on October 26, 2011, we will be required to periodically file reports on a new Form PF. The rule subjects certain large private fund advisers to more detailed and in certain cases more frequent reporting requirements. The information will be used by the Council in monitoring risks to the U.S. financial system.

Certain other new federal, state and municipal rules could also impact our business. These include (1) new CFTC rules regarding CPO and CTA registration and compliance obligations, (2) new regulatory, reporting and compliance requirements applicable to swap dealers, security-based swaps dealers and major swap participants under the Dodd-Frank Act, (3) new Dodd-Frank regulation on derivative transactions and (4) new requirements in California and New York City that require placement agents who solicit funds from the retirement and public pension systems to register as lobbyists. Given the current status of the regulatory developments, we cannot currently quantify the possible effects of these regulatory changes. The final form these rules will take is not yet known, and their final formulation could be more, or less, restrictive than the current proposals. See “Risk factors—Risks related to regulatory and compliance matters” and “—Risks related to hedging.”

Regulation of Commercial Real Estate Lending Activities

Although most states do not regulate commercial finance, certain states impose limitations on interest rates and other charges and on certain collection practices and creditor remedies, and require licensing of lenders and financiers and adequate disclosure of certain contract terms. We also are required to comply with certain provisions of, among other statutes and regulations, certain provisions of the Equal Credit Opportunity Act that are applicable to commercial loans, the USA PATRIOT Act, regulations promulgated by the Office of Foreign Asset Control and federal and state securities laws and regulations.

Regulation as an Investment Adviser

We conduct investment advisory activities in the United States through our subsidiaries, Ladder Capital Adviser LLC and LCR Income I GP LLC. One or both of these entities advise our institutional bridge loan partnership and three separate CMBS managed accounts and both are regulated by the SEC as registered investment advisers under the Advisers Act. A registered investment adviser is subject to federal and state laws and regulations primarily intended to benefit its clients. These laws and regulations include requirements relating to, among other things, fiduciary duties to clients, maintaining an effective compliance program, solicitation agreements, conflicts of interest, record keeping and reporting requirements, disclosure requirements, limitations on agency cross and principal transactions between an investment adviser and its advisory clients and general anti-fraud prohibitions. In addition, these laws and regulations generally grant supervisory agencies and bodies broad administrative powers, including the power to limit or restrict us from conducting our advisory activities in the event we fail to comply with those laws and regulations. Sanctions that may be imposed for a failure to comply with applicable legal requirements include the suspension of individual employees, limitations on our engaging in various advisory activities for specified periods of time, disgorgement, the revocation of registrations, other censures and fines.

We may become subject to additional regulatory and compliance burdens as our investment adviser subsidiaries expand their product offerings and investment platform. For example, if one of our investment adviser subsidiaries were to advise a registered investment company under the Investment Company Act, such registered investment company and our subsidiary that serves as its investment adviser would be subject to the Investment Company Act and the rules thereunder, which, among other things, regulate the relationship between a registered investment company and its investment adviser and prohibit or severely restrict principal transactions and joint transactions. This additional regulation could increase our compliance costs and create the potential for additional liabilities and penalties.

In June 2010, the SEC approved Rule 206(4)-5 under the Advisers Act regarding “pay to play” practices by investment advisers involving campaign contributions and other payments to government clients and elected officials able to exert influence on such clients. The rule prohibits investment advisers from providing advisory services for compensation to a government client for two years, subject to very limited exceptions, after the investment adviser, its senior executives or its personnel involved in soliciting investments from government entities make contributions to certain candidates and officials in a position to influence the hiring of an investment adviser by such government client. Advisers are required to implement compliance policies designed, among other matters, to track contributions by certain of the adviser’s employees and engagement of third-parties that solicit government entities and to keep certain records in order to enable the SEC to determine compliance with the rule. In addition, there have been similar rules on a state-level regarding “pay to play” practices by investment advisers.

Regulation as a Broker-Dealer

We have a subsidiary, Ladder Capital Securities LLC, that is registered as a broker-dealer with the SEC and in all 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands, and is a member of FINRA. This subsidiary, which from time to time co-manages the CMBS securitizations to which an affiliate contributes collateral as loan seller, is subject to regulations that cover all aspects of its business, including sales methods, trade practices, use and safekeeping of clients’ funds and securities, the capital structure of the subsidiary, recordkeeping, the financing of clients’ purchases and the conduct of directors, officers and employees. Violations of these regulations can result in the revocation of its broker-dealer license (which could result in our having to hire new licensed investment professionals before continuing certain operations), the imposition of censure or fines and the suspension or expulsion of the subsidiary, its officers or employees from FINRA. The subsidiary also may be required to maintain certain minimum net capital. Rule 15c3-1 of the Exchange Act specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant part of a broker-dealer’s assets be kept in relatively liquid form. The SEC and FINRA impose rules that require notification when net capital falls below certain predefined criteria, limit the ratio of subordinated debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. Additionally, the SEC’s uniform net capital rule imposes certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC for certain withdrawals of capital.

Regulation as a Captive Insurance Company

We maintain a captive insurance company, Tuebor, to provide coverage previously self-insured by us, including nuclear, biological or chemical coverage, excess property coverage and excess errors and omissions coverage. It is regulated by the state of Michigan and is subject to regulations that cover all aspects of its business. Violations of these regulations can result in revocation of its authorization to do business as a captive insurer or result in censures or fines. The subsidiary is also subject to insurance laws of states other than Michigan (i.e., states where the insureds are located).

Investment Company Act Exemption

We intend to conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the Investment Company Act.

If we or any of our subsidiaries fail to qualify for and maintain an exemption from registration under the Investment Company Act, or an exclusion from the definition of an investment company, we could, among other things, be required either to (a) substantially change the manner in which we conduct our operations to avoid being required to register as an investment company, (b) effect sales of our assets in a manner that, or at a time when, we would not otherwise choose to do so, or (c) register as an investment company under the Investment Company Act, any of which could have an adverse effect on us, our financial results, the sustainability of our business model or the value of our securities.

If we or any of our subsidiaries were required to register as an investment company under the Investment Company Act, the registered entity would become subject to substantial regulation with respect to capital structure (including the ability to use leverage), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), portfolio composition, including restrictions with respect to diversification and industry concentration, compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change its operation and we would not be able to conduct our business as described in this prospectus. For example, because affiliate transactions are generally prohibited under the Investment Company Act, we would not be able to enter into certain transactions with any of our affiliates if we are required to register as an investment company, which could have a material adverse effect on our ability to operate our business.

If we were required to register us as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer which is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis. Excluded from the term “investment securities,” among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company for certain privately-offered investment vehicles set forth in Section 3(c)(1) or 3(c)(7) of the Investment Company Act.

We are organized as a holding company and conduct our businesses primarily through our wholly-owned and majority-owned subsidiaries. We intend to conduct our operations so that we do not come within the definition of an investment company under Section 3(a)(1)(C) of the Investment Company Act because less than 40% of the value of our total assets (exclusive of

U.S. Government securities and cash items) on an unconsolidated basis will consist of “investment securities,” which excludes, among other things, U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. We will monitor our holdings to ensure continuing and ongoing compliance with this test. In addition, we believe that we will not be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because we will not engage primarily, hold ourselves out as being engaged primarily, or propose to engage primarily, in the business of investing, reinvesting or trading in securities. Rather, we will be engaged primarily in the business of holding securities of our wholly-owned and majority-owned subsidiaries.

We expect that certain of our subsidiaries may rely on the exclusion from the definition of an “investment company” under the Investment Company Act pursuant to Section 3(c)(5)(C) of the Investment Company Act, which is available for entities “primarily engaged” in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This exclusion, as interpreted by the staff of the SEC, requires that an entity invest at least 55% of its assets in “qualifying real estate assets” and at least 80% of its assets in qualifying real estate assets and “real estate-related assets.” We expect each of our subsidiaries relying on Section 3(c)(5)(C) to rely on guidance published by the SEC staff or on our analyses of such guidance to determine which assets are qualifying real estate assets and real estate-related assets. To the extent that the SEC staff publishes new or different guidance with respect to these matters, we may be required to adjust our strategy accordingly. In addition, we may be limited in our ability to make certain investments and these limitations could result in a subsidiary holding assets we might wish to sell or selling assets we might wish to hold.

Any of the Company or our subsidiaries may rely on the exemption provided by Section 3(c)(6) of the Investment Company Act to the extent that they primarily engage, directly or through majority-owned subsidiaries, in the businesses described in Sections 3(c)(3), 3(c)(4) and 3(c)(5) of the Investment Company Act. The SEC staff has issued little interpretive guidance with respect to Section 3(c)(6) and any guidance published by the staff could require us to adjust our strategy accordingly.

In 2011, the SEC solicited public comment on a wide range of issues relating to Section 3(c)(5)(C) of the Investment Company Act, including the nature of the assets that qualify for purposes of the exemption and whether companies that are engaged in the business of acquiring mortgages and mortgage-related instruments should be regulated in a manner similar to investment companies. There can be no assurance that the laws and regulations governing the Investment Company Act status of such companies, including the SEC or its staff providing more specific or different guidance regarding Section 3(c)(5)(C), will not change in a manner that adversely affects our operations.

Qualification for exemption from registration under the Investment Company Act will limit our ability to make certain investments. See “Risk factors—Risks related to our Investment Company Act exemption—Maintenance of our exemption from registration under the Investment Company Act imposes significant limits on our operations.”

Employees

As of June 30, 2013, we employed 58 full-time persons. All employees are employed by our operating subsidiary, Ladder Capital Finance LLC. None of our employees are represented by a union or subject to a collective bargaining agreement and we have never experienced a work stoppage. We believe that our employee relations are good.

Property

We lease our corporate headquarters office at 345 Park Avenue, 8th Floor, New York, New York, 10154. We also have regional offices at 10250 Constellation Boulevard, Suite 260, Los Angeles, California, 90067 and 433 Plaza Real, Suite 275, Boca Raton, Florida, 33432.

We own a portfolio of commercial real estate properties. As of June 30, 2013, we owned 34 single tenant retail properties with an aggregate book value of $261.6 million (“NNN Properties”). These properties are fully leased on a net basis where the single tenant is generally responsible for payment of real estate taxes, building insurance and maintenance expenses. Sixteen of our NNN Properties are leased to a national pharmacy chain, and the remaining properties are leased to a national discount retailer, a regional sporting goods store, and a regional membership warehouse club. As of June 30, 2013, our NNN Properties comprised a total of 1.3 million square feet, had a 100% occupancy rate, with an average age since construction of 6.6 years and a weighted average lease maturity of 19.2 years. Given the long term nature and single tenant occupancy of the NNN Properties, there are no rent concessions or abatements on these properties. We originated senior secured mortgage loans on all of our NNN Properties, and many of these mortgage loans have subsequently been securitized and are included as non-recourse long-term financing of $154.0 million on our balance sheet at June 30, 2013.

In addition, during the first quarter of 2013, we acquired a 13-story office building in Michigan through a consolidated, majority owned joint venture with an operating partner with a book value of $18.0 million and during the second quarter of 2013, we acquired a portfolio of 14 office buildings in Virginia through a consolidated, majority owned joint venture with a book value of $135.0 million (together with the Michigan office building, the “Office Portfolio”). Depending on market conditions for new leases and renewals in the Office Portfolio, we may provide tenants rent concessions or abatements, incur charges for tenant improvements or offer other inducements, including early termination rights. Such rent concessions and abatements did not materially impact our consolidated results of operations in the six months ended June 30, 2013.

In addition, as of June 30, 2013, we owned 384 residential condominium units at Veer Towers in Las Vegas with a book value of $106.9 million through a consolidated joint venture with an operating partner. The units were 63% leased and occupied as of June 30, 2013. Depending on market conditions for new leases and renewals in this residential inventory, we may provide tenants rent concessions or abatements. We intend to sell the entire inventory of units over time. We are only leasing the units currently under short-term leases (less than 2-year terms) to offset operating expenses during our sales process, and therefore, any rent concessions or abatements would have no material impact on our operations.

The following table, organized by state of operation, summarizes our owned properties as of June 30, 2013:

Tenant Type	Location	Year built/ reno	Lease expiration (1)	Approximate square footage	Carrying value of asset	Mortgage loan outstanding	Net book value of asset	Annual rental income(2)
					($ in thousands)
Retail	Millbrook, AL	2008	03/22/32	6,987	$6,705	$4,512	$2,193	$448
Retail	Greenwood, AR	2009	06/30/34	13,650	5,001	3,346	1,656	332
Retail	Jonesboro, AR	2012	10/31/32	71,600	8,241	5,460	2,781	626
Retail	DeLeon Springs, FL	2011	01/31/27	9,100	1,201	801	400	98
Retail	Middleburg, FL	2011	11/30/26	9,026	1,122	774	348	92
Retail	Orange City, FL	2011	04/30/27	9,026	1,263	798	465	103
Retail	Satsuma, FL	2011	11/30/26	9,026	1,036	—	1,036	86
Retail	Yulee, FL	2012	05/31/27	9,026	1,293	875	418	105
Retail	Douglasville, GA	2008	10/31/33	13,434	5,073	3,264	1,809	416
Retail	Lilburn, GA	2007	10/31/32	14,820	5,365	3,474	1,891	443
Retail	Snellville, GA	2011	04/30/32	67,375	7,674	5,281	2,393	605
Retail	Wichita, KS	2012	12/31/32	73,322	7,083	4,680	2,403	536
Retail	Elkton, MD	2008	10/31/33	13,706	4,518	2,928	1,590	380
Retail	Waldorf, MD	1999	08/31/32	15,660	18,311	11,517	6,794	1,272
Retail	North Dartmouth, MA	1989	08/31/32	103,680	29,049	18,271	10,778	2,074
Retail	Pittsfield, MA	2011	10/29/31	85,188	14,117	11,000	3,117	1,065
Office Building	Oakland County, MI	1989		240,900	17,919	12,291	5,628	3,723
Retail	Tupelo, MS	2007	01/31/33	14,820	4,760	3,090	1,670	400
Condominium	Las Vegas, NV	2006		401,430	106,868	—	106,868	—	(3)
Retail	Tilton, NH	1996	08/31/32	68,160	7,019	4,415	2,604	562
Retail	Vineland, NJ	2003	08/31/32	115,368	21,858	13,748	8,110	1,557
Retail	Saratoga Springs, NY	1994	08/31/32	116,620	19,617	12,339	7,278	1,166
Retail	Sennett, NY	1996	08/31/32	68,160	7,237	4,552	2,685	545
Retail	Mooresville, NC	2000	08/31/32	108,528	17,105	10,759	6,346	1,221
Retail	Mt. Airy, NC	2007	06/30/32	14,820	4,431	—	4,431	292
Retail	Durant, OK	2007	02/28/33	14,550	4,936		4,936	323
Retail	Aiken, SC	2008	02/28/33	14,550	5,856	—	5,856	384
Retail	Columbia, SC	2001	04/30/32	71,744	7,525	5,137	2,388	581
Retail	Lexington, SC	2009	09/30/33	14,820	4,425	2,898	1,527	362
Retail	Spartanburg, SC	2007	08/31/32	14,820	3,626	2,854	772	291
Retail	Chattanooga, TN	2008	01/31/33	14,550	5,627	3,740	1,887	365
Retail	Gallatin, TN	2007	09/30/32	14,820	4,995	—	4,995	329
Retail	Johnson City, TN	2007	03/30/32	14,550	5,191	—	5,191	341
Retail	Mt. Juliet, TN	2012	11/30/32	71,917	8,959	6,000	2,959	683
Retail	Palmview, TX	2012	08/31/37	14,820	6,739	4,466	2,273	437
Retail	Abingdon, VA	2006	06/30/31	15,371	4,626	3,003	1,623	300
Office Building	Richmond, VA	1995		994,040	135,000	—	135,000	17,380

Total				2,943,984	$521,369	$166,270	$355,099	$39,923

(1)	Lease expirations reflect the earliest date the lease is cancellable without penalty. However, actual term is longer.
(2)	Annual rental income represents twelve months of contractual rental income due under leases outstanding for the year ended December 31, 2013. Operating lease income on the consolidated statements of income represents rental income earned and recorded on a straight line basis over the term of the lease.
(3)	We own, through a majority owned joint venture with an operating partner, a portfolio of residential condominium units, some of which are subject to residential leases. Our intent is to sell these properties. The residential leases are generally short term in nature and are not included in the table above as it does not reflect the Company’s intent to sell the properties.

Legal Proceedings

From time to time, we may be involved in litigation and claims incidental to the conduct of our business in the ordinary course. Further, certain of our subsidiaries, including our registered broker-dealer, registered investment adviser and captive insurance company, are subject to scrutiny by government regulators, which could result in enforcement proceedings or litigation related to regulatory compliance matters. We are not presently a party to any enforcement proceedings, litigation related to regulatory compliance matters or any other type of material litigation matters. We maintain insurance policies in amounts and with the coverage and deductibles we believe are adequate, based on the nature and risks of our business, historical experience and industry standards.

MANAGEMENT

Directors, Executive Officers and Other Key Executives

The following table sets forth information as to persons who serve as our directors, executive officers or other key executives. Biographical information for each of the directors and officers can be found below. The positions referenced in the biographies represent the final positions held. We expect to have seven individuals serve as our directors, of whom four are currently serving. Prior to the offering we expect that additional directors who are independent in accordance with the criteria established by the NYSE for independent board members will be appointed to our board of directors.

Our Directors, Executive Officers and Other Key Executives

Name	Age	Position
Alan Fishman	67	Non-Executive Chairman of the Board of Directors
Brian Harris	52	Chief Executive Officer and Director
Jonathan Bilzin	40	Director
Howard Park	51	Director
Michael Mazzei	52	President
Greta Guggenheim	54	Chief Investment Officer
Marc Fox	53	Chief Financial Officer
Pamela McCormack	42	General Counsel and Co-Head of Securitization
Thomas Harney	51	Head of Merchant Banking and Capital Markets
Robert Perelman	51	Head of Asset Management

Alan Fishman.     Mr. Fishman was appointed as Non-Executive Chairman of Ladder Capital Corp at its formation in May 2013 and previously was Non-Executive Chairman of LCFH since its formation in October 2008. Prior to that, Mr. Fishman was appointed as Chief Executive Officer of Washington Mutual Inc. and its holding company in September 2008 for a brief period immediately preceding the holding company’s being placed into receivership and Washington Mutual Inc.’s merger immediately thereafter with J.P. Morgan Chase & Co. Mr. Fishman also previously served as Chairman of Meridian Capital Group from April 2007 to September 2008 and President of Sovereign Bank Corp from June 2006 until December 2006. From March 2001 until its sale to Sovereign Bank Corp in June 2006, Mr. Fishman served as Chief Executive Officer and President of Independence Community Bank. Mr. Fishman also serves as Chairman of the Board of Trustees of the Brooklyn Academy of Music, Chairman of the Brooklyn Navy Yard Development Corporation, Chairman of the Downtown Brooklyn Partnership, Chairman of the Brooklyn Community Foundation and on the boards of several other not-for-profit and civic organizations. Mr. Fishman earned a B.S. from Brown University and a Masters in Economics from Columbia University. Mr. Fishman’s extensive financial management experience qualifies him to serve as a member of our board.

Brian Harris.     Mr. Harris is a co-founder of Ladder and has served as Chief Executive Officer of Ladder since its formation in October 2008. Mr. Harris has been a director of Ladder Capital Corp since its formation in May 2013 and a director of LCFH since its formation in October 2008. Mr. Harris has over 28 years of experience in the real estate and financial markets. Prior to forming Ladder, Mr. Harris served as a Senior Partner, Managing Director and Head of Global Commercial Real Estate at Dillon Read Capital Management (“DRCM”), a wholly owned subsidiary of UBS AG, from June 2006 to May 2007, managing over $500 million of equity capital from UBS AG for DRCM’s commercial real estate activities globally. Prior to that,

Mr. Harris served as Managing Director and Head of Global Commercial Real Estate at UBS Securities LLC from June 1999 to June 2006, managing UBS’ proprietary commercial real estate activities globally. Mr. Harris also served as a member of the Board of Directors of UBS Investment Bank from April 2003 to September 2005. From March 1996 to April 1999, Mr. Harris served as Head of Commercial Mortgage Trading at Credit Suisse Securities (USA) LLC (“Credit Suisse”) and was responsible for managing all proprietary commercial real estate investment and trading activities. Prior to that, Mr. Harris also worked in the real estate groups at Smith Barney (from 1994 to 1996), Daiwa Securities Group Inc. (from 1991 to 1994), Lehman Brothers (from 1989 to 1991), Salomon Brothers (from 1986 to 1988) and Chemical Bank (from 1985 to 1986). Mr. Harris earned a B.S. in Biology and an M.B.A. from The State University of New York at Albany. Mr. Harris’ real estate and financial experience qualify him to serve as a member of our board.

Jonathan Bilzin.     Mr. Bilzin was appointed as a director of Ladder Capital Corp at its formation in May 2013. Previously, Mr. Bilzin had been a director of LCFH since its formation in October 2008. Mr. Bilzin is a Managing Director of TowerBrook, a private equity firm, where Mr. Bilzin has served since its formation in March 2005. Mr. Bilzin serves on TowerBrook’s Management Committee. Mr. Bilzin also serves as a director of Ironshore Inc., Sound Inpatient Physicians, Inc., Unison Site Management LLC, Rave Cinemas LLC, Shale-Inland Holdings, LLC and Wilton Industries, Inc. Mr. Bilzin earned a B.A. from the University of Michigan and an M.B.A. from the Stanford Graduate School of Business. Mr. Bilzin’s senior role at TowerBrook and his business experience qualify him to serve as a member of our board.

Howard Park.    Mr. Park was appointed as a director of Ladder Capital Corp at its formation in May 2013. Previously, Mr. Park had been a director of LCFH since its formation in October 2008. Mr. Park has served as a Managing Director of GI Partners, since March 2003. Mr. Park serves or has served on the boards of SoftLayer Technologies, Inc., The Planet, Inc., Telx Corporation, Advoserv, Inc., Plum Healthcare Group, LLC and PC Helps Support, LLC. Mr. Park graduated cum laude from Rice University with a B.A. in Economics and earned an M.B.A. from the Amos Tuck School of Business at Dartmouth College. Mr. Park’s leadership role at GI Partners and his business experience qualify him to serve as a member of our board.

Michael Mazzei.    Mr. Mazzei was appointed as President of Ladder in June 2012. From September 2009 to June 2012, Mr. Mazzei served as a Managing Director and Global Head of the CMBS and Bank Loan Syndication Group at Bank of America Merrill Lynch. Prior to that, Mr. Mazzei served as Co-Head of CMBS and Commercial Real Estate Debt Markets at Barclays Capital from March 2004 to June 2009. Prior to Barclays Capital, Mr. Mazzei spent 20 years at Lehman Brothers, 18 years in commercial real estate finance-related functions. Having started in commercial mortgage trading in 1984, Mr. Mazzei became the head of CMBS in 1991 and served as the Co-Head of Global Real Estate Investment Banking from March 2002 to February 2004. Mr. Mazzei has a total of 27 years of experience in commercial real estate finance. Mr. Mazzei earned a B.S. in Finance from Baruch College CUNY and a J.D. from St. John’s University, and is a graduate of the New York University Real Estate Institute.

Greta Guggenheim.    Ms. Guggenheim is a co-founder of Ladder and was President of Ladder from its formation in October 2008 through June 2012 and was appointed Chief Investment Officer in June 2012. Prior to forming Ladder, Ms. Guggenheim served as a Managing Director and Head of Origination at DRCM from June 2006 to June 2007. Before joining DRCM, Ms. Guggenheim served as a Managing Director in Originations at UBS from May 2002 to June 2006. Prior to joining UBS, Ms. Guggenheim served as a Managing Director at Bear Stearns & Co. (“Bear Stearns”) from October 2000 to April 2002 and previously worked in real estate investment banking and commercial real estate lending at Credit Suisse and Credit Suisse First Boston from 1986 to 1999. Ms. Guggenheim has a total of 26 years of experience in commercial real estate finance. Ms. Guggenheim earned a B.A. in Economics and Spanish Literature from Swarthmore College and an M.B.A. from The Wharton School of the University of Pennsylvania.

Marc Fox.    Mr. Fox was appointed as Chief Financial Officer of Ladder in November 2008. From January 1999 through 2008, Mr. Fox served as Treasurer of Capmark Financial Group Inc. (“Capmark”), where Mr. Fox formulated and executed its worldwide funding strategies, including commercial real estate-based financing strategies. From 1994 through 1998, prior to his appointment as Treasurer, Mr. Fox managed a group responsible for the underwriting and closing of large commercial real estate loans. He left Capmark within 1 year before its filing for bankruptcy in late 2009. Mr. Fox was significantly involved in the formation of Capmark’s wholly owned banking platform and debt management of Capmark Bank, a regulated industrial bank subsidiary of Capmark. From 1990 to 1997, Mr. Fox worked as a commercial real estate appraiser and consultant at Herskowitz, Rosen & Walton. Mr. Fox has a total of 23 years of experience in commercial real estate finance. Mr. Fox earned a B.S. in Economics and an M.B.A. from The Wharton School of the University of Pennsylvania.

Pamela McCormack.    Ms. McCormack is a co-founder of Ladder and was appointed as General Counsel of Ladder at its formation in October 2008 and was subsequently also appointed as Co-Head of Securitization in 2010. Prior to forming Ladder, Ms. McCormack served as Executive Director and Head of Transaction Management—Global Commercial Real Estate at DRCM from June 2006 to June 2007. Before joining DRCM, Ms. McCormack served as Executive Director and Co-Head of Transaction Management—Global Commercial Real Estate and, previously also as Counsel, at UBS Securities LLC from October 2003 to June 2006. In that capacity, Ms. McCormack managed a team responsible for the structuring, negotiating and closing of all real estate investments globally. Prior to joining UBS Securities LLC, Ms. McCormack worked as Vice President and Counsel for Real Estate Finance and Securitization and Global Recovery Management at Credit Suisse (from 1999 to 2003) and as a real estate and finance attorney at Stroock, Stroock & Lavan LLP (from 1997 to 1999) and Brown Raysman Millstein Felder & Steiner LLP (from 1996 to 1997). Ms. McCormack has a total of 17 years of experience in commercial real estate finance. Ms. McCormack graduated cum laude with a B.A. in English from the State University of New York at Stony Brook and earned a J.D. from St. John’s University School of Law.

Thomas Harney.    Mr. Harney was appointed Head of Merchant Banking & Capital Markets of Ladder in October 2010. Prior to joining Ladder, Mr. Harney served as the Head of Real Estate at Tri-Artisan Capital Partners, a private merchant banking group based in New York from 2008 to 2010. Before joining Tri-Artisan, Mr. Harney served as Senior Managing Director of the Real Estate Investment Banking Group at Bear Stearns, where Mr. Harney worked from 1997 to 2008. Prior to that, from 1983 to 1997 Mr. Harney held senior investment banking and principal investment/finance roles related to commercial real estate at Olympia & York, Merrill Lynch, BT Securities and a series of private investment partnerships. Mr. Harney has extensive experience in completing large-scale M&A transactions, as well as a broad range of debt and equity securities transactions in both public and private formats. Mr. Harney has a total of 28 years of experience in commercial real estate finance. Mr. Harney graduated magna cum laude with a B.A. in Urban Studies from the University of Pennsylvania and is a graduate of the New York University Real Estate Finance & Development Program.

Robert Perelman.    Mr. Perelman is a co-founder of Ladder and was appointed as Head of Asset Management of Ladder at its formation in October 2008. Prior to forming Ladder, Mr. Perelman served as a Director and Head of Asset Management at UBS Securities LLC from June 2007 to October 2007 and, previously prior to the launch of DRCM, from April 2006 to June

2006. Prior to being re-integrated to UBS Securities LLC, Mr. Perelman served as a Director and Head of Asset Management at DRCM from June 2006 to June 2007. In that capacity, Mr. Perelman managed a team responsible for the portfolio management of all real estate investments globally. Prior to joining DRCM, Mr. Perelman served as a Managing Director and Partner at Hudson Realty Capital LLC (“Hudson Realty”), a private equity fund, where Mr. Perelman worked from June 2003 to March 2006 and was responsible for loan origination, real estate investments and asset management. Before joining Hudson Realty, Mr. Perelman served as a Director at Credit Suisse from February 1998 to May 2003. During his tenure at Credit Suisse, Mr. Perelman had significant responsibility for the structuring and closing of a wide variety of real estate investments within the United States and Asia. Prior to that, Mr. Perelman worked as a real estate and finance attorney at each of Brown Raysman Millstein Felder & Steiner LLP (from 1996 to 1998), Hahn & Hessen LLP (from 1991 to 1996) and Kaye Scholer, Fierman, Hays & Handler (from 1988 to 1991). Mr. Perelman has a total of 24 years of experience in commercial real estate finance. Mr. Perelman earned a B.S. in Telecommunications Management from Syracuse University and a J.D. from Fordham University School of Law.

Board Composition

The board of directors of Ladder Capital Corp will initially consist of 7 directors. The authorized number of directors may be changed by resolution of our board of directors. Vacancies on our board of directors can be filled by resolution of our board of directors. Upon the completion of the offering, our board of directors will be divided into three classes, each serving staggered, three-year terms:

•	our Class I directors will be and , and their terms will expire at the first annual meeting of stockholders following the date of this prospectus;

•	our Class II directors will be and , and their terms will expire at the second annual meeting of stockholders following the date of this prospectus; and

•	our Class III directors will be and , and their terms will expire at the third annual meeting of stockholders following the date of this prospectus.

As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms.

Board Committees

Audit Committee

The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent registered public accounting firm and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent registered public accounting firm and takes those actions as it deems necessary to satisfy itself that the independent registered public accounting firm is independent of management. We believe that the composition of our audit committee meets the requirements for independence and financial literacy under the applicable requirements of the SEC rules and regulations.

Compensation Committee

After completion of the offering, the compensation committee will determine our general compensation policies and the compensation provided to our directors and officers. The compensation committee will also review and determine bonuses for our officers and other employees. In addition, the compensation committee will review and determine equity-based compensation for our directors, officers, employees and consultants and will administer our equity incentive plans. Our compensation committee will also oversee our corporate compensation programs. Our compensation committee is currently comprised of Messrs.             ,             and             . We believe that the composition of our compensation committee meets the criteria for independence under the applicable requirements of the SEC rules and regulations.

Nominating and Corporate Governance Committee

After completion of the offering, the nominating and corporate governance committee will be responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the nominating and corporate governance committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board of directors concerning corporate governance matters. The composition of this committee has yet to be determined.

Risk and Underwriting Committee

The risk and underwriting committee is composed of Alan Fishman (Chair), Jonathan Bilzin, Howard Park and Brian Harris. The committee reviews our internal risk reports and evaluates risk management strategies. In addition, it reviews and approves (i) fixed rate loans greater than $50 million, (ii) floating rate and mezzanine loans greater than $20 million, (iii) real estate equity investments greater than $5 million, (iv) AAA rated securities positions greater than $50 million and (v) all other securities positions greater than $26 million. This committee meets monthly or more frequently as needed depending on the transaction requirements.

Role of Our Board of Directors in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure, and our audit committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee will also have the responsibility to review with management the process by which risk assessment and management is undertaken, monitor compliance with legal and regulatory requirements, and review with our independent auditors the adequacy and effectiveness of our internal controls over financial reporting. Our nominating and corporate governance committee will be responsible for periodically evaluating the Company’s corporate governance policies and system in light of the governance risks that the Company faces and the adequacy of the Company’s policies and procedures designed to address such risks. Our compensation committee will assess and monitor whether any of our compensation policies and programs are reasonably likely to have a material adverse effect on the Company. Our Risk and Underwriting Committee will assess and monitor our risk management strategies, including but not limited to those designed to mitigate credit, interest rate, liquidity and counterparty risk, and investments of material size as described above.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors effective upon the completion of the offering. At that time, the full text of our code of business conduct and ethics will be available on the Investor Relations section of our website at www.laddercapital.com. We intend to disclose future amendments to certain provisions of our code of business conduct, or waivers of certain provisions as they relate to our directors and executive officers, at the same location on our website or otherwise as required by applicable law. The information on our website is not intended to form a part of or be incorporated by reference into this prospectus.

EXECUTIVE COMPENSATION

The following discussion and tabular disclosure describes the material elements of compensation for our most highly compensated executive officers as of December 31, 2012 (collectively our “named executive officers”). Our named executive officers for 2012 were:

•	Brian Harris, Chief Executive Officer;

•	Michael Mazzei, President; and

•	Thomas Harney, Head of Merchant Banking and Capital Markets.

Executive Compensation

Compensation Philosophy and Objectives

Our compensation philosophy is to align executive compensation with the interests of our partners and, therefore, to financial objectives that our board of directors believes are primary determinants of long-term equity value. The primary goal of our executive compensation program is to ensure that we hire and retain talented and experienced executives who are motivated to achieve or exceed our short-term and long-term company goals. Our executive compensation programs are designed to reinforce a strong pay-for-performance orientation and to serve the following purposes:

•	to reward our named executive officers for sustained financial and operating performance and leadership excellence;

•	to align the interests of our executives with those of our partners; and

•	to encourage our named executive officers to remain with us for the long-term.

Elements of Compensation

Base Salary

We pay our named executive officers a base salary based on the experience, skills, knowledge and responsibilities required of each officer. We believe base salaries are an important element in our overall compensation program because base salaries provide a fixed element of compensation that reflects job responsibilities and value to us.

Annual Cash Bonuses

To date, our board of directors has not adopted a formal plan or set of formal guidelines with respect to annual incentive or bonus payments, and has instead relied on an annual assessment of the performance of our executives during the preceding year to make annual incentive and bonus determinations. Our board of directors may retain the discretion to pay any such bonuses or incentive payments.

Long-Term Equity Compensation

Currently, we provide our named executive officers with long-term equity compensation pursuant to our 2008 Incentive Equity Plan, as amended. We believe that providing our named executive officers with an equity interest brings their interests in line with those of our partners and that including a vesting component to those equity interests encourages our named executive officers to remain with us over the applicable vesting period.

Prior to the completion of the offering, our board of directors intends to adopt the 2013 Ladder Capital Corp Incentive Equity Plan, or the “2013 Omnibus Incentive Plan,” and receive approval of such plan by our current shareholders. See “—Employee Benefit Plans—2013 Omnibus Incentive Plan” for a description of the material terms of this plan. All future equity compensation to our named executive officers will be granted under the 2013 Omnibus Incentive Plan.

Other Supplemental Benefits

Our named executive officers are eligible for the following benefits on a similar basis as other eligible employees:

•	health, dental and vision insurance;

•	vacation and sick days;

•	life insurance;

•	short-term and long-term disability insurance; and

•	401(k) plan.

Summary Compensation Table

The following table sets forth information concerning the total compensation received by, or earned by, our named executive officers during the past two fiscal years.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)		Option Awards ($)	All Other Compensation ($)		Total ($)
Brian Harris	2012	$500,000	$1,900,000		$—		$—	$1,877	(4)	$2,401,877
Chief Executive Officer	2011	500,000	1,250,000		—		—	1,867	(4)	1,751,867

Michael Mazzei	2012	290,064	1,750,000		5,448,816	(2)	145,161	146,105	(3)	7,780,146
President	2011	—	—		—		—	—		—

Thomas Harney	2012	400,000	1,700,000		—		—	1,877	(4)	2,101,877
Head of Merchant Banking and Capital Markets	2011	400,000	1,350,000	(1)	—		—	1,867	(4)	1,751,867

(1)	Includes $115,500 contribution to the Phantom Equity Investment Plan (Deferred Compensation Plan).
(2)	Includes grant of $1,360,106 of Class A Common Units and grant of $4,088,710 of Series B Participating Preferred Units.
(3)	Includes purchase discount of $145,161 on the purchase of Series B Participating Preferred Units and $944 life and disability insurance premiums, paid by the Company.
(4)	Includes life and disability insurance premiums paid by Ladder Capital Finance LLC.

Outstanding Option Awards at Year End

The following table summarizes the total outstanding option awards as of December 31, 2012, for each named executive officer.

Outstanding Option Awards at December 31, 2012

Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date

Brian Harris	—	—	—	—
Michael Mazzei	24,193.55(1)	—	$124	June 6, 2013
Thomas Harney	—	—	—	—

(1)	Mr. Mazzei exercised his option in respect of 14,516.13 Series B Participating Preferred Units on May 29, 2013 at an exercise price of $124.00 per unit. The remaining options held by Mr. Mazzei terminated on May 29, 2013.

2013 Grants

Effective on the date of this offering, our board of directors awarded                 shares of Class A common stock and options to purchase              shares of Class A common stock to                     , and                 shares of Class A common stock and options to purchase              shares of restricted Class A common stock to certain of our employees, including our named executive officers, pursuant to the 2013 Omnibus Incentive Plan described below. All of these options are nonqualified stock options and have an exercise price equal to the initial public offering price in this offering. In making equity grants to our named executive officers, we considered a number of factors, including the position the executive has or is taking with us, individual performance of the executive, the present equity ownership levels of the executive, internal pay equity and the level of the executive’s total annual compensation package compared to similar positions at other peer companies. The Company has not yet made a determination with respect to future grants.

Employment Agreements

We have entered into employment agreements with each of our named executive officers. A description of each of these agreements follows.

Brian Harris.    During January 2013, Ladder Capital Finance LLC entered into an amended and restated employment agreement with Mr. Harris, which will remain in effect until Mr. Harris ceases to be an employee of Ladder Capital Finance LLC. The agreement grants Mr. Harris a base salary, which shall not be less than $500,000 per annum. Mr. Harris is also eligible to receive a discretionary cash bonus to be determined by the board of directors on an annual basis and is entitled to participate in Ladder Capital Finance LLC’s standard employee benefit programs.

Pursuant to an equity grant agreement, dated September 22, 2008, the Company granted Mr. Harris 6,049,443 Class A-2 Common Units. Pursuant to an amendment, dated December 22, 2008, such number of Class A-2 Common Units granted was increased to 6,058,760 and during November 2009 such number of Class A-2 Common Units were automatically increased pursuant to a pre-determined contractual formula to 6,305,333 Class A-2 Common Units. Subject to certain terms and conditions, these units vested over 42 months beginning on September 22, 2008.

Michael Mazzei.    During 2012, Ladder Capital Finance LLC entered into an employment agreement with Michael Mazzei, which will remain in effect until Mr. Mazzei ceases to be an employee of Ladder Capital Finance LLC. The agreement grants Mr. Mazzei a base salary, which shall not be less than $500,000 per annum. Mr. Mazzei is also eligible to participate in Ladder Capital Finance LLC’s bonus pool. He is also entitled to participate in Ladder Capital Finance LLC’s standard employee benefit programs.

Pursuant to an equity grant agreement, dated June 4, 2012, the Company granted Mr. Mazzei 1,127,543 Class A-2 Common Units (which were subsequently transferred by Mr. Mazzei to a Mazzei trust) and 31,451.61 Series B Participating Preferred Units. Subject to certain terms and conditions, these units vest over 36 months beginning on January 1, 2012, which vesting may accelerate in certain circumstances, including a sale of LCFH. In addition, Mr. Mazzei was granted an option to purchase up to 24,195.55 Series B Participating Preferred Units at a price of $124.00 per unit. Mr. Mazzei exercised his option in respect of 14,516.13 Series B Participating Preferred Units on May 29, 2013 at an exercise price of $124 per unit. The remaining options held by Mr. Mazzei terminated on May 29, 2013.

Thomas Harney.    During October 2010, Ladder Capital Finance LLC entered into a four-year employment agreement with Thomas Harney (which employment agreement was amended during January 2013), which automatically renews for one-year terms unless a non-renewal notice is provided by either party. The agreement grants Mr. Harney a base salary, which shall not be less than $400,000 per annum. Mr. Harney is also eligible to participate in Ladder Capital Finance LLC’s bonus pool. Under the agreement, Mr. Harney is also eligible to receive 50% of any cash received by Ladder for any assignment for merger and acquisition and merchant banking/advisory services performed by Ladder without any use of Ladder’s capital. He is also entitled to participate in Ladder Capital Finance LLC’s standard employee benefit programs.

Pursuant to an equity grant agreement, dated April 20, 2010, the Company granted Mr. Harney 910,491 Class A-2 Common Units. Subject to certain terms and conditions, these units vest over 42 months beginning on April 19, 2010.

Phantom Equity Investment Plan (Deferred Compensation Plan)

LCFH entered into a Phantom Equity Investment Plan, effective on June 30, 2011 (the “Plan”). The Plan is an annual deferred compensation plan pursuant to which mandatory contributions are made to the Plan, depending upon the participant’s specific level of compensation and to which participants may make elective contributions. Generally, if a participant’s total compensation is in excess of a certain threshold, a portion of a participant’s performance-based annual bonus is required to be deferred into the Plan. Otherwise, amounts may be deferred into the Plan at the election of the participant, so long as such elections are timely made in accordance with the terms and procedures of the Plan.

In the event that a participant elects to (or is required to) defer a portion of their compensation pursuant to the Plan, such amount is not paid to the participant and is instead credited to such participant’s notional account under the Plan. Prior to the offering, such amounts would have been invested, on a phantom basis, in the Series B Participating Preferred Units until such amounts are eventually paid to the participant pursuant to the Plan. Following the offering, as described below, such amounts will be invested on a phantom basis in Class A common stock. Mandatory contributions are subject to one-third vesting over a three year period following the applicable Plan year in which the related compensation was earned. Elective contributions are immediately vested upon contribution. Unvested amounts are generally forfeited upon the participant’s resignation or termination for cause.

The date that the amounts deferred into the Plan are paid to a participant depends upon whether such deferral was a mandatory deferral or an elective deferral. Elective deferrals are paid upon the earlier to occur of (1) a change in control (as defined in the Plan), (2) the end of the participant’s employment, or (3) December 31, 2017. The vested amounts of the mandatory contributions are paid upon the first to occur of (1) a change in control and (2) the first to occur of (x) December 31, 2017 or (y) the date of payment of the annual bonus payments following December 31 of the third calendar year following the applicable plan year to which the underlying deferred annual bonus relates. Payment is generally made in the form of the actual Series B Participating Preferred Units in which the deferred amounts were previously notionally invested, although LCFH may elect to make such payment in cash in an amount equal to the then fair market value of such units. Mandatory contributions that are paid at the time specified in 2(y) above may be made in cash or in such units at the election of the participant, subject to LCFH having sufficient cash to make such payment.

As of, and a result of, the consummation of this offering, each participant in the Plan will have his or her notional interest in LCFH’s Series B Participating Preferred Units converted into a notional interest in Class A common stock, which notional conversion will be based on the issuance price of our Class A common stock in the offering. Accordingly as of the consummation of the offering, there will be shares of Class A common stock reserved for purposes of the Plan.

Potential Payments upon Termination or Change-in-Control

Employment Agreements

Brian Harris.    Pursuant to his employment agreement, if Mr. Harris’ employment is terminated by Ladder Capital Finance LLC without cause or if Mr. Harris resigns for good reason, then (i) he is entitled under his employment agreement to receive severance payments of up to $5.0 million and to continue to receive certain employee benefits for one year following his termination date and (ii) he will only be subject to non-competition and non-solicitation provisions for a one-year period post-employment if Ladder Capital Finance LLC elects to pay him an additional $5.0 million. Cause generally means Mr. Harris’s willful and material violation of Ladder policy which he has previously approved, his willful misconduct which materially injures the financial condition of Ladder, certain breaches of his employment agreement, failure to comply in good faith with directions of the Board, or Mr. Harris’s commission of specified theft crimes or any felony. Good reason generally means significant changes in Mr. Harris’s official duties, relocation of his office without his consent, or reduction of his salary. Mr. Harris is required to execute a General Release waiving claims against the Ladder Capital Finance LLC arising from the employment agreement, as a condition to receiving his severance payments and benefits.

Michael Mazzei.    Pursuant to his employment agreement, if Mr. Mazzei’s employment is terminated by Ladder Capital Finance LLC without cause or Mr. Mazzei resigns with good reason, then (i) he will be entitled to continue to receive his base salary and certain employee benefits for a period of up to one year following his termination date as well as a pro rata bonus (if any) with respect to the fiscal year in which such termination of employment occurs and (ii) he will only be subject to non-competition and certain non-solicitation provisions for a one-year period post-employment if Ladder Capital Finance LLC elects to pay him an additional $1.5 million. Mr. Mazzei is entitled to a pro rata bonus for the portion of the year worked in a year in which termination occurs without cause or for good reason. Cause generally means Mr. Mazzei’s willful and material violation of Ladder Capital Finance LLC policy, his willful misconduct which materially injures the financial condition of Ladder Capital Finance LLC, certain breaches of his employment agreement, or Mr. Mazzei’s commission of specified theft crimes or any felony. Good reason generally means significant changes in Mr. Mazzei’s official duties or reduction of his salary below a specified minimum. Mr. Mazzei is required to execute a general release waiving claims against Ladder Capital Finance LLC arising from the employment agreement as a condition to receiving his severance payments and benefits.

Thomas Harney.    Pursuant to his employment agreement, if Mr. Harney ceases to be employed by Ladder Capital Finance LLC, he will be entitled to continue to receive his base salary and certain employee benefits for a period of up to 180 days following his termination date. Further, following his separation from Ladder Capital Finance LLC, Mr. Harney agrees that he will not compete with Ladder Capital Finance LLC for a period of 60 days and will not solicit the Company’s employees for a period of 180 days. Mr. Harney is required to execute a general release waiving claims against Ladder Capital Finance LLC arising from the employment agreement, as a condition to receiving his severance payments and benefits.

The Table below sets forth payments due as of December 31, 2012 to each named executive officer in case of termination without cause or resignation for good reason.

Named Executive Officer	Category of Payment	Termination Without Cause or Termination by the Employee for Good Reason	Termination Due to Death	Termination Upon Change of Control
Brian Harris	Cash Severance	$5,035,496	—	$—
	Accrued Bonus	—	—	—
	Vesting Options	—	—	—

	Total:	$5,035,496	—	$—

Michael Mazzei	Cash Severance	$535,495	—	$—
	Accrued Bonus	—	—	—
	Vesting Options	—	—	—

	Total:	$535,496	—	$—

Thomas Harney	Cash Severance	$217,748	—	$—
	Accrued Bonus	—	—	—
	Vesting Options	—	—	—

	Total:	$217,748	—	$—

Employee Benefit Plans

2008 Incentive Equity Plan

On September 22, 2008, our board of directors adopted the original 2008 Incentive Equity Plan. The Amended and Restated 2008 Incentive Equity Plan was adopted by our board of directors on February 15, 2012.

Pursuant to the 2008 Incentive Equity Plan, we granted each of the named executive officers Class A-2 Common Units and, in Mr. Mazzei’s case, Series B Participating Preferred Units, under individual grant agreements. See “—Summary Compensation Table” for the number of units granted.

2013 Omnibus Incentive Plan

In connection with the offering, we intend to adopt the Ladder Capital Corp 2013 Omnibus Incentive Plan, or the 2013 Omnibus Incentive Plan. The 2013 Omnibus Incentive Plan provides for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, are eligible for grants under the 2013 Omnibus Incentive Plan. The purpose of the 2013 Omnibus Incentive Plan is to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities. Set forth below is a summary of the material terms of the 2013 Omnibus Incentive Plan. For further information about the 2013 Omnibus Incentive Plan, we refer you to the complete copy of the 2013 Omnibus Incentive Plan, which is attached as an exhibit to the registration statement, of which this prospectus is a part.

Administration

The 2013 Omnibus Incentive Plan is administered by the compensation committee of our board of directors. Among the compensation committee’s powers is to determine the form, amount and other terms and conditions of awards; clarify, construe or resolve any ambiguity in any provision of the 2013 Omnibus Incentive Plan or any award agreement; amend the terms of outstanding awards; and adopt such rules, forms, instruments and guidelines for administering the 2013 Omnibus Incentive Plan as it deems necessary or proper. The compensation committee has authority to administer and interpret the 2013 Omnibus Incentive Plan, to grant discretionary awards under the 2013 Omnibus Incentive Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of shares of common stock to be covered by each award, to make all other determinations in connection with the 2013 Omnibus Incentive Plan and the awards thereunder as the compensation committee deems necessary or desirable and to delegate authority under the 2013 Omnibus Incentive Plan to our executive officers.

Available Shares

The aggregate number of shares of common stock which may be issued or used for reference purposes under the 2013 Omnibus Incentive Plan or with respect to which awards may be granted may not exceed             shares. The number of shares available for issuance under the 2013 Omnibus Incentive Plan may be subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure or the outstanding shares of common stock. In the event of any of these occurrences, we may make any adjustments we consider appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the plan or covered by grants previously made under the plan. The shares available for issuance under the 2013 Omnibus Incentive Plan may be, in whole or in part, either authorized and unissued shares of our common stock or shares of common stock held in or acquired for our treasury. In general, if awards under the 2013 Omnibus Incentive Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards may again be available for the grant of awards under the 2013 Omnibus Incentive Plan.

The maximum number of shares of our common stock with respect to which any stock option, stock appreciation right, shares of restricted stock or other stock-based awards that are subject to the attainment of specified performance goals and intended to satisfy Section 162(m) of the Internal Revenue Code and may be granted under the 2013 Omnibus Incentive Plan during any fiscal year to any eligible individual will be             shares (per type of award). The total number of shares of our common stock with respect to all awards that may be granted

under the 2013 Omnibus Incentive Plan during any fiscal year to any eligible individual will be             shares. There are no annual limits on the number of shares of our common stock with respect to an award of restricted stock that are not subject to the attainment of specified performance goals to eligible individuals. The maximum number of shares of our common stock subject to any performance award which may be granted under the 2013 Omnibus Incentive Plan during any fiscal year to any eligible individual will be             shares. The maximum value of a cash payment made under a performance award which may be granted under the 2013 Omnibus Incentive Plan during any fiscal year to any eligible individual will be $        .

Eligibility for Participation

Members of our board of directors, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates are eligible to receive awards under the 2013 Omnibus Incentive Plan.

Award Agreement

Awards granted under the 2013 Omnibus Incentive Plan are evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant’s employment, as determined by the compensation committee.

Stock Options

The compensation committee may grant nonqualified stock options to eligible individuals and incentive stock options only to eligible employees. The compensation committee will determine the number of shares of our common stock subject to each option, the term of each option, which may not exceed ten years, or five years in the case of an incentive stock option granted to a ten percent stockholder, the exercise price, the vesting schedule, if any, and the other material terms of each option. No incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of a share of our common stock at the time of grant or, in the case of an incentive stock option granted to a ten percent stockholder, 110% of such share’s fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the compensation committee at grant and the exercisability of such options may be accelerated by the compensation committee.

Stock Appreciation Rights

The compensation committee may grant stock appreciation rights, which we refer to as SARs, either with a stock option, which may be exercised only at such times and to the extent the related option is exercisable, which we refer to as a Tandem SAR, or independent of a stock option, which we refer to as a Non-Tandem SAR. A SAR is a right to receive a payment in shares of our common stock or cash, as determined by the compensation committee, equal in value to the excess of the fair market value of one share of our common stock on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The term of each SAR may not exceed ten years. The exercise price per share covered by a SAR will be the exercise price per share of the related option in the case of a Tandem SAR and will be the fair market value of our common stock on the date of grant in the case of a Non-Tandem SAR.

The compensation committee may also grant limited SARs, either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a change in control, as defined in the 2013 Omnibus Incentive Plan, or such other event as the compensation committee may designate at the time of grant or thereafter.

Restricted Stock

The compensation committee may award shares of restricted stock. Except as otherwise provided by the compensation committee upon the award of restricted stock, the recipient generally has the rights of a stockholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient’s restricted stock agreement. The compensation committee may determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period.

Recipients of restricted stock are required to enter into a restricted stock agreement with us that states the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which such restrictions will lapse.

If the grant of restricted stock or the lapse of the relevant restrictions is based on the attainment of performance goals, the compensation committee will establish for each recipient the applicable performance goals, formulae or standards and the applicable vesting percentages with reference to the attainment of such goals or satisfaction of such formulae or standards while the outcome of the performance goals are substantially uncertain. Such performance goals may incorporate provisions for disregarding, or adjusting for, changes in accounting methods, corporate transactions, including, without limitation, dispositions and acquisitions, and other similar events or circumstances. Section 162(m) of the Internal Revenue Code requires that performance awards be based upon objective performance measures. The performance goals for performance-based restricted stock will be based on one or more of the objective criteria set forth on Exhibit A to the 2013 Omnibus Incentive Plan and are discussed in general below.

Other Stock-Based Awards

The compensation committee may, subject to limitations under applicable law, make a grant of such other stock-based awards, including, without limitation, performance units, dividend equivalent units, stock equivalent units, restricted stock and deferred stock units under the 2013 Omnibus Incentive Plan that are payable in cash or denominated or payable in or valued by shares of our common stock or factors that influence the value of such shares. The compensation committee may determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals for purposes of compliance with Section 162(m) of the Internal Revenue Code and/or a minimum vesting period. The performance goals for performance-based other stock-based awards will be based on one or more of the objective criteria set forth on Exhibit A to the 2013 Omnibus Incentive Plan and discussed in general below.

Other Cash-Based Awards

The compensation committee may grant awards payable in cash. Cash-based awards will be in such form, and dependent on such conditions, as the compensation committee will determine, including, without limitation, being subject to the satisfaction of vesting conditions or awarded purely as a bonus and not subject to restrictions or conditions. If a cash-based award is subject to vesting conditions, the compensation committee may accelerate the vesting of such award in its discretion.

Performance Awards

The compensation committee may grant a performance award to a participant payable upon the attainment of specific performance goals. The compensation committee may grant performance awards that are intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code as well as performance awards that are not intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of restricted stock, based on the then current fair market value of such shares, as determined by the Compensation Committee. Based on service, performance and/or other factors or criteria, the compensation committee may, at or after grant, accelerate the vesting of all or any part of any performance award.

Performance Goals

The compensation committee may grant awards of restricted stock, performance awards, and other stock-based awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code. These awards may be granted, vest and be paid based on the attainment of specified performance goals established by the compensation committee. These performance goals may be based on the attainment of a certain target level of, or a specified increase or decrease in, one or more of the following measures selected by the compensation committee: (1) earnings per share; (2) operating income; (3) gross income; (4) net income, before or after taxes; (5) cash flow; (6) gross profit; (7) gross profit return on investment; (8) gross margin return on investment; (9) gross margin; (10) operating margin; (11) working capital; (12) earnings before interest and taxes; (13) earnings before interest, tax, depreciation and amortization; (14) return on equity; (15) return on assets; (16) return on capital; (17) return on invested capital; (18) net revenues; (19) gross revenues; (20) revenue growth; (21) annual recurring revenues; (22) recurring revenues; (23) license revenues; (24) sales or market share; (25) total shareholder return; (26) economic value added; (27) specified objectives with regard to limiting the level of increase in all or a portion of our bank debt or other long-term or short-term public or private debt or other similar financial obligations, which may be calculated net of cash balances and other offsets and adjustments as may be established by the compensation committee; (28) the fair market value of a share of our common stock; (29) the growth in the value of an investment in our common stock assuming the reinvestment of dividends; or (30) reduction in operating expenses.

To the extent permitted by law, the compensation committee may also exclude the impact of an event or occurrence which the compensation committee determines should be appropriately excluded, such as (1) restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges; (2) an event either not directly related to our operations or not within the reasonable control of management; or (3) a change in accounting standards required by generally accepted accounting principles.

Performance goals may also be based on an individual participant’s performance goals, as determined by the compensation committee.

In addition, all performance goals may be based upon the attainment of specified levels of our performance, or the performance of a subsidiary, division or other operational unit, under one or more of the measures described above relative to the performance of other corporations. The compensation committee may designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria.

Change in Control

In connection with a change in control, as defined in the 2013 Omnibus Incentive Plan, the compensation committee may accelerate vesting of outstanding awards under the 2013 Omnibus Incentive Plan. In addition, such awards may be, in the discretion of the committee, (1) assumed and continued or substituted in accordance with applicable law; (2) purchased by us for an amount equal to the excess of the price of a share of our common stock paid in a change in control over the exercise price of the awards; or (3) cancelled if the price of a share of our common stock paid in a change in control is less than the exercise price of the award. The compensation committee may also provide for accelerated vesting or lapse of restrictions of an award at any time.

Stockholder Rights

Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant has no rights as a stockholder with respect to shares of our common stock covered by any award until the participant becomes the record holder of such shares.

Amendment and Termination

Notwithstanding any other provision of the 2013 Omnibus Incentive Plan, our board of directors may at any time amend any or all of the provisions of the 2013 Omnibus Incentive Plan, or suspend or terminate it entirely, retroactively or otherwise, subject to stockholder approval in certain instances; provided, however, that, unless otherwise required by law or specifically provided in the 2013 Omnibus Incentive Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant.

Transferability

Awards granted under the 2013 Omnibus Incentive Plan generally are nontransferable, other than by will or the laws of descent and distribution, except that the committee may provide for the transferability of nonqualified stock options at the time of grant or thereafter to certain family members.

Recoupment of Awards

The 2013 Omnibus Incentive Plan provides that awards granted under the 2013 Omnibus Incentive Plan are subject to any recoupment policy that we may have in place or any obligation that we may have regarding the clawback of “incentive-based compensation” under the Securities Exchange Act of 1934 or under any applicable rules and regulations promulgated by the Securities and Exchange Commission.

Effective Date and Term

The 2013 Omnibus Incentive Plan was adopted by the board of directors on                     , 2013 and approved by shareholders on                     , 2013. No award will be granted under the 2013 Omnibus Incentive Plan on or after                     , 2023. Any award outstanding under the 2013 Omnibus Incentive Plan at the time of termination will remain in effect until such award is exercised or has expired in accordance with its terms.

Director Compensation

The following table shows the compensation earned during the fiscal year ended December 31, 2012, by each of our directors who are not Named Executive Officers.

Director Compensation Table For the Year Ended December 31, 2012

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Alan Fishman	$300,000	—	—	—	—	—	$300,000

Narrative Disclosure Regarding Director Compensation Table

None of our directors, other than Alan Fishman, received any compensation from us for service on the board of directors. Ladder Capital Finance LLC has entered into a director agreement with Alan Fishman, which provides Alan Fishman with a $300,000 fee per year for being our Chairman, and which terminates upon written notice by Alan Fishman or TowerBrook and GI Partners or upon sale of the Company.

Compensation Policies and Practices as They Relate to Risk Management

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respect areas of oversight. In particular, the risk and underwriting committee is responsible for monitoring and assessing strategic risk exposure, our major financial risk exposures and the steps our management has taken to monitor and control these exposures, reviewing with management the process by which risk assessment and management is undertaken, and monitoring compliance with legal and regulatory requirements. Our audit committee is responsible for reviewing the adequacy and effectiveness of our internal controls over financial reporting with our independent auditors. Our compensation committee assesses and monitors whether any of our compensation policies and programs are reasonably likely to have a material adverse effect on the Company.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee is or has been one of our officers or employees or has had any relationship with us requiring disclosure under the SEC’s rules and regulations.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Amended and Restated Limited Liability Limited Partnership Agreement of LCFH

As a result of the Reorganization Transactions and Offering Transactions, Ladder Capital Corp will hold LP Units in LCFH and will be the General Partner of LCFH. Accordingly, Ladder Capital Corp will operate and control all of the business and affairs of LCFH and, through LCFH and its operating entity subsidiaries, conduct our business.

Immediately prior to the offering, the limited liability limited partnership agreement of LCFH will be amended and restated to, among other things, designate Ladder Capital Corp as the General Partner of LCFH and establish the LP Units. Under the LLLP agreement, Ladder Capital Corp has the right to determine when distributions will be made to unitholders of LCFH and the amount of any such distributions. If a distribution is authorized, such distribution will be made to the holders of LP Units pro rata in accordance with the percentages of their respective limited partnership interests.

The LLLP Agreement will also provide that, from time to time, typically once a             , existing holders of LP Units (or certain transferees thereof) will have the right to exchange an equal number of LP Units and Class B common stock for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Any Class B shares exchanged pursuant to the exchange provisions of the LLLP Agreement will be cancelled.

The unitholders of LCFH, including Ladder Capital Corp, will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of LCFH. Net profits and net losses of LCFH will generally be allocated to its unitholders (including Ladder Capital Corp) pro rata in accordance with their respective share of the net profits and net losses of LCFH. The amended and restated LLLP agreement will provide for cash distributions, which we refer to as “tax distributions,” to the holders of the LP Units if Ladder Capital Corp, as the General Partner of LCFH, determines that the taxable income of the relevant unitholder will give rise to taxable income for such holder. Generally, these tax distributions will be computed based on our estimate of the taxable income of LCFH allocable to a holder of LP Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York (taking into account the nondeductibility of certain expenses and the character of our income). Tax distributions will be made only to the extent all distributions from LCFH for the relevant year were insufficient to cover such tax liabilities. Any distributions will be subject to available cash and applicable law and contractual restrictions (including pursuant to our debt instruments).

Contribution Agreement with Michael Mazzei

During June 2012, LCFH entered into a Contribution Agreement with Michael Mazzei and a Mazzei Trust pursuant to which (i) Mazzei Trust purchased 24,193.55 of LCFH’s Series B participating preferred units for $3.0 million and (ii) LCFH granted to Michael Mazzei a one-year option to purchase up to 24,193.55 of its Series B participating preferred units at an exercise price of $124.00 per Series B participating preferred unit. Mr. Mazzei exercised his option in respect of 14,516.13 Series B Participating Preferred Units on May 29, 2013 at an exercise price of $124.00 per unit. The remaining options held by Mr. Mazzei terminated on May 29, 2013.

Employment Agreements

During January 2013, Ladder Capital Finance LLC entered into an amended and restated employment agreement with Mr. Harris, which will remain in effect until Mr. Harris ceases to be an employee of Ladder Capital Finance LLC. If Mr. Harris’ employment is terminated by Ladder Capital Finance LLC without cause or if Mr. Harris’ resigns for good reason, then (i) he is entitled under his employment agreement to receive severance payments of up to $5.0 million and to continue to receive certain employee benefits for one year following his termination date and (ii) he will only be subject to non-competition and non-solicitation provisions for a one-year period post-employment if Ladder Capital Finance LLC elects to pay him an additional $5.0 million.

During September 2008, Ladder Capital Finance LLC entered into a four-year employment agreement with each of Greta Guggenheim, Pamela McCormack and Robert Perelman, with each such employment agreement automatically renewing for one-year terms unless a non-renewal notice is provided by either party. If Greta Guggenheim’s, Pamela McCormack’s or Robert Perelman’s employment is terminated by Ladder Capital Finance LLC without cause or if she or he resigns for good reason, then she or he will only be subject to non-competition and non-solicitation provisions for up to six months post-employment to the extent that Ladder Capital Finance LLC elects to continue to pay her or his base salary and provides her or him with certain employee benefits during such period.

During October 2008, Ladder Capital Finance LLC entered into a four-year employment agreement with Marc Fox (which employment agreement was amended during January 2013), which automatically renews for one-year terms unless a non-renewal notice is provided by either party. If Mr. Fox ceases to be employed by Ladder Capital Finance LLC, then he will be entitled to continue to receive his base salary and certain employee benefits for a period of up to 90 days following his termination date. Further, following any future separation from Ladder Capital Finance LLC, Mr. Fox agrees that he will not compete with Ladder Capital Finance LLC for a period of 60 days.

During October 2010, Ladder Capital Finance LLC entered into a four-year employment agreement with Thomas Harney (which employment agreement was amended during January 2013), which automatically renews for one-year terms unless a non-renewal notice is provided by either party. If Mr. Harney ceases to be employed by Ladder Capital Finance LLC, then he will be entitled to continue to receive his base salary and certain employee benefits for a period of up to 180 days following his termination date. Further, following any future separation from Ladder Capital Finance LLC, Mr. Harney agrees that he will not compete with Ladder Capital Finance LLC for a period of 60 days.

During 2012, Ladder Capital Finance LLC entered into an employment agreement with Michael Mazzei, which will remain in effect until Mr. Mazzei ceases to be an employee of Ladder Capital Finance LLC. If Mr. Mazzei’s employment is terminated by Ladder Capital Finance LLC without cause or Mr. Mazzei resigns with good reason, then (i) he will be entitled to continue to receive his base salary and certain employee benefits for a period of up to one year following his termination date as well as a pro rata bonus (if any) with respect to the fiscal year in which such termination of employment occurs and (ii) he will only be subject to non-competition and certain non-solicitation provisions for a one-year period post-employment if Ladder Capital Finance LLC elects to pay him an additional $1.5 million.

Phantom Equity Investment Plan (Deferred Compensation Plan)

LCFH entered into a Phantom Equity Investment Plan, effective on June 30, 2011 (the “Plan”) with certain of its employees. The Plan is an annual deferred compensation plan pursuant to which mandatory contributions are made to the Plan, depending upon the participant’s specific level of compensation, and to which participants may make elective contributions. Generally, if a participant’s total compensation is in excess of a certain threshold, a portion of a participant’s performance-based annual bonus is required to be deferred into the Plan. Otherwise, amounts may be deferred into the Plan at the election of the participant, so long as such elections are timely made in accordance with the terms and procedures of the Plan. As of, and a result of, the consummation of this offering, each participant in the Plan will have his or her notional interest in LCFH’s Series B Participating Preferred Units converted into a notional interest in Class A shares, which notional conversion will be based on the issuance price of Class A Shares in the offering.

Director Agreement with Alan Fishman

Ladder Capital Finance LLC has entered into a director agreement with Alan Fishman, which provides Alan Fishman with a $300,000 fee per year for being Chairman of Ladder, and which terminates upon written notice by Alan Fishman or TowerBrook and GI Partners or upon sale of LCFH.

2008 Incentive Equity Plan and Equity Grant Agreements

Under our 2008 Incentive Equity Plan, as amended, we have entered into equity grant agreements with certain of our executives and directors. The equity grant agreements provide the grantees with our Class A-2 common units and, in one case, our Series B participating preferred units that vest over time. These Class A-2 common units and Series B participating preferred units are forfeitable upon certain events such as termination of employment and are subject to certain accelerated vesting upon certain events such as a sale of the Company. Subject to certain requirements, we have the right under the 2008 Incentive Equity Plan to repurchase Class A-2 common units and Series B participating preferred units granted under the equity grant agreements following the termination of employment or directorship of the applicable executive or director. Forfeiture provisions and repurchase rights under our equity grant agreements will apply to LP Units issued to the existing owners of LCFH in the Reorganization Transactions.

Meridian Loan Referral Agreement

Ladder Capital Finance LLC and Meridian Capital Group LLC are parties to a Loan Referral Agreement pursuant to which Meridian Capital Group LLC may be entitled to receive from Ladder Capital Finance LLC certain fees for any commercial real estate loan originated by Ladder Capital Finance LLC as a result of a referral of a prospective commercial real estate loan from Meridian Capital Group LLC. The Company incurred fees of $1.7 million during 2012 for loans originated in accordance with this agreement.

Registration Rights Agreement

Effective upon consummation of the offering, we will enter into an amended and restated registration rights agreement pursuant to which we may be required to register the sale of shares of our Class A common stock held by certain existing unitholders of LCFH upon exchange of LP Units held by them. Under the registration rights agreement, certain of the existing unitholders of LCFH have the right to request us to register the sale of their shares and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, certain of the existing unitholders of LCFH will have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by any of such holders or initiated by us.

Tax Receivable Agreement

The existing owners of LCFH may from time to time (subject to the terms of the LLLP Agreement regarding exchange rights) cause LCFH to exchange an equal number of LP Units and shares of Class B common stock for shares of Class A common stock of Ladder Capital Corp on a one—for—one basis. LCFH (and each of its subsidiaries classified as a partnership for federal income tax purposes) intends to make an election under Section 754 of the Code effective for the taxable year in which the initial purchase occurs and each subsequent taxable year in which an exchange of LP Units and shares of Class B common stock for shares of Class A common stock occurs. The exchanges of LP Units and shares of Class B common stock for shares of Class A common stock are expected to result, with respect to Ladder Capital Corp, in increases in the tax basis of the assets of LCFH that otherwise would not have been available. These increases in tax basis may reduce the amount of tax that Ladder Capital Corp would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

We will enter into a tax receivable agreement with certain existing holders of LP Units that will provide for the payment from time to time by Ladder Capital Corp to such persons of 85% of the amount of the benefits, if any, that Ladder Capital Corp realizes or under certain circumstances (such as a change of control) is deemed to realize as a result of (i) the aforementioned increases in tax basis (ii) any incremental tax basis adjustments attributable to payments made pursuant to the tax receivable agreement and (iii) any deemed interest deductions arising from payments made by us under the tax receivable agreement. These payment obligations are obligations of Ladder Capital Corp and not of LCFH. For purposes of the tax receivable agreement, subject to certain exceptions noted below, the benefit deemed realized by Ladder Capital Corp generally will be computed by comparing the actual income tax liability of Ladder Capital Corp (calculated with certain assumptions) to the amount of such taxes that Ladder Capital Corp would have been required to pay had there been no increase to the tax basis of the assets of LCFH as a result of the purchases or exchanges of LP Units and had Ladder Capital Corp not derived any tax benefits in respect of payments made under the tax receivable agreement. The term of the tax receivable agreement will continue until all such tax benefits have been utilized or expired, unless Ladder Capital Corp exercises its right to terminate the tax receivable agreement for an amount based on the present value of the agreed payments remaining to be made under the agreement. Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including:

•

the timing of any subsequent exchanges of LP Units—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of LCFH at the time of each exchange;

•

the price of shares of our Class A common stock at or around the time of the exchange—the increase in any tax deductions, as well as the tax basis increase in other assets, of LCFH is affected by the price of shares of our Class A common stock at the time of the exchange;

•	the extent to which such exchanges are taxable—if an exchange is not taxable for any reason, increased deductions will not be available;

•	the amount and timing of our income—Ladder Capital Corp generally will be required to pay 85% of the deemed benefits as and when deemed realized; and

•	the allocation of basis increases among the assets of LCFH and certain tax elections affecting depreciation.

If LCFH does not have taxable income, Ladder Capital Corp generally is not required (absent circumstances requiring an early termination payment) to make payments under the tax receivable agreement for that taxable year because no benefit actually will have been realized. Nevertheless, any tax benefits that do not result in realized benefits in a given tax year likely will generate tax attributes that may be utilized to generate benefits in previous or future tax years and the utilization of such tax attributes will result in payments under the tax receivable agreement. We expect that the payments that we may make under the tax receivable agreement will be substantial. Ladder Capital Corp will have the right to terminate the tax receivable agreement by making payments to the existing owners of LCFH calculated by reference to the present value of all future payments that the existing owners of LCFH would have been entitled to receive under the tax receivable agreement using certain valuation assumptions, including assumptions that any LP Units that have not been exchanged are deemed exchanged for the market value of the Class A common stock at the time of termination and that LCFH will have sufficient taxable income in each future taxable year to fully realize all potential tax savings. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, (a) the payments under the tax receivable agreement exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement and/or (b) distributions to Ladder Capital Corp by LCFH are not sufficient to permit Ladder Capital Corp to make payments under the tax receivable agreement after it has paid its taxes and other obligations. Ladder Capital Corp’s obligations pursuant to the tax receivable agreement will rank pari passu with its other general trade creditors. The payments under the tax receivable agreement are not conditioned upon any recipient’s continued ownership of us or LCFH. An existing owner that exchanges its LP Units and shares of Class B common stock for our Class A common stock will receive payments under the tax receivable agreement until such time that it validly assigns or otherwise transfers its right to receive such payments.

The effects of the tax receivable agreement on our consolidated balance sheet upon exchange of LP Units are as follows:

•

we will record an increase in deferred tax assets for the estimated income tax effects of the increase in the tax basis of the assets owned by Ladder Capital Corp based on enacted federal, state and local income tax rates at the date of the transaction. To the extent we estimate that we will not realize the full benefit represented by the deferred tax asset, based on an analysis of expected future earnings, we will reduce the deferred tax asset with a valuation allowance;

•

we will record 85% of the estimated realizable tax benefit resulting from (i) the increase in the tax basis of the purchased interests as noted above and (ii) certain other tax benefits related to entering into the tax receivable agreement; and

•

we will record an increase to additional paid-in capital in an amount equal to the difference between the increase in deferred tax assets and the increase in liability due to the existing owners of LCFH under the tax receivable agreement. The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the tax receivable agreement have been estimated. All of the effects of changes in any of our estimates after the date of the purchase will be included in our net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

In certain instances, payments under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement. The tax receivable agreement will provide that upon certain changes of control, or if, at any time, we elect an early termination of the tax receivable agreement, the amount of our (or our successor’s) obligations with respect to exchanged or acquired LP Units (whether exchanged or acquired before or after such transaction) would be based on certain assumptions. These assumptions will include the assumptions that (a) we will have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement and (b) that the subsidiaries of LCFH will sell certain nonamortizable assets (and realize certain related tax benefits) no later than a specified date. Accordingly, payments under the tax receivable agreement may be made years in advance of the actual realization, if any, of the anticipated future tax benefits and may be significantly greater than the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement. In case of an early termination, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity and there is no assurance that we will be able to finance these obligations. Moreover, payments under the tax receivable agreement will be based on the tax reporting positions that we determine in accordance with the tax receivable agreement. Although we are not aware of any issue that would cause the IRS to challenge a tax basis increase, we will not be reimbursed for any payments previously made under the tax receivable agreement if the IRS subsequently disallows part or all of the tax benefits that gave rise to such prior payments, although future payments under the tax receivable agreement will be reduced on account of such disallowances. As a result, in certain circumstances, payments could be made under the tax receivable agreement that are significantly in excess of the benefits that we actually realize in respect of (a) the increases in tax basis resulting from our purchases or exchanges of LP Units (b) any incremental tax basis adjustments attributable to payments made pursuant to the tax receivable agreement and (c) any deemed interest deductions arising from our payments under the tax receivable agreement. Decisions made by the existing owners of LCFH in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that we are required to make under the tax receivable agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction generally will accelerate payments under the tax receivable agreement and increase the present value of such payments, and the disposition of assets before an exchange or acquisition transaction will increase LCFH’s existing owners’ tax liability without giving rise to any obligations to make payments under the tax receivable agreement. Payments generally are due under the tax receivable agreement within a specified period of time following the filing of our tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of LIBOR plus          basis points from the due date (without extensions) of such tax return.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A common stock and LP Units, for:

•	each beneficial owner of more than 5% of any class of our outstanding shares;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers, directors as a group.

The number of LP Units outstanding and percentage of beneficial ownership before the offering set forth below is based on the number of LP Units outstanding immediately prior to the consummation of the Offering Transactions after giving effect to the Reorganization Transactions and assuming that no direct or indirect existing investors in LCFH elect prior to the closing of this offering to receive shares of our Class A common stock in lieu of any or all LP Units and shares of Class B common stock that would otherwise be issued to such existing investors, or for their benefit, in the Reorganization Transactions. The number of shares of our Class A common stock and percentage of beneficial ownership after the offering set forth below is based on the shares of our Class A common stock outstanding after the Offering Transactions, assuming that all the vested and unvested LP Units outstanding after giving effect to the Reorganization Transactions and Offering Transactions, except those held by Ladder Capital Corp, together with all outstanding Class B common stock are exchanged into shares of our Class A common stock.

Beneficial ownership is determined in accordance with SEC rules. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The table set forth below reflects the inclusion of both vested and unvested LP Units. Except as otherwise indicated, the address for each of our principal stockholders is c/o Ladder Capital Finance Holdings LLLP, 345 Park Avenue, 8th Floor, New York, NY 10154.

	LP Units after giving effect to the Reorganization Transactions and before the Offering Transactions		Class A common stock owned after giving effect to the Reorganization Transactions and Offering Transactions(1)		Class A common stock owned after giving effect to the Reorganization Transactions and Offering Transactions, assuming exercise in full of the over- allotment option(1)
Name	Number	Percentage	Number	Percentage	Number	Percentage
Principal Stockholders:
Entities affiliated with GI Partners(2)
Entities affiliated with TowerBrook(3)
GP09 Ladder Limited Partnership(4)
OCP LCF Investment, Inc.(5)
Meridian LCF LLC(6)
Executive Officers, Directors:
Alan Fishman
Brian Harris and a Harris Trust(7)
Jonathan Bilzin(3)
Greta Guggenheim
Howard Park(2)
Michael Mazzei and a Mazzei Trust(8)
Thomas Harney
Executive Officers and Directors as a group (10 individuals)

(1)	Assumes all vested and unvested LP Units and Class B common stock outstanding after the Reorganization Transactions and the Offering Transactions, except LP Units held by Ladder Capital Corp, are exchanged for shares of our Class A common stock.
(2)	Includes LP Units owned by GI Ladder Holdco LLC, GI Ladder Holdco ECI Blocker, Inc. and GI Ladder Holdco UBTI Blocker, Inc. (collectively, the “GI Holdcos”), which are owned by GI Partners Fund III L.P., GI Partners Fund III-A L.P. and GI Partners Fund III-B L.P. GI Partners Fund III L.P., GI Partners Fund III-A L.P. and GI Partners Fund III-B L.P., three affiliated investment funds (collectively, the “GI Funds”) that are affiliates of GI Partners. GI Partners may be deemed to be the beneficial owner of LP Units beneficially owned by the GI Holdcos and the GI Funds , but disclaims such beneficial ownership pursuant to rules under the Securities Exchange Act of 1934, as amended. Mr. Park is a managing director of GI Partners, and may be deemed to be the beneficial owner of the securities so beneficially owned by the GI Holdcos and the GI Funds, but disclaim such beneficial ownership (except as to any pecuniary interest therein) pursuant to rules under the Securities Exchange Act of 1934, as amended. The address of the GI Holdcos and the GI Funds is c/o GI Partners, 2180 Sand Hill Road, Suite 210, Menlo Park, California 94025.
(3)	Comprises LP Units owned by TCP Ladder Blocker, Inc. and TI II Ladder Holdings, LLC (collectively, the “TowerBrook Holdcos”). TCP Ladder Blocker, Inc. is owned by TowerBrook Investors II AIV, L.P. TI II Ladder Holdings, LLC is owned by TowerBrook Investors II, L.P. and TowerBrook Investors II Executive Fund, L.P. TowerBrook Investors II AIV, L.P., TowerBrook Investors II, L.P. and TowerBrook Investors II Executive Fund, L.P. (collectively, the “TowerBrook Funds”) are advised by TowerBrook. The natural persons that have voting or investment power over LP Units beneficially owned by the TowerBrook Holdcos and the TowerBrook Funds are Neal Moszkowski and Ramez Sousou. TowerBrook may be deemed to be the beneficial owner of LP Units beneficially owned by the TowerBrook Holdcos and the TowerBrook Funds, but disclaims such beneficial ownership pursuant to rules under the Securities Exchange Act of 1934, as amended. Mr. Bilzin is a managing director of TowerBrook and may be deemed to be the beneficial owner of LP Units beneficially owned by the TowerBrook Holdcos and the TowerBrook Funds, but disclaims such beneficial ownership (except as to any pecuniary interest therein) pursuant to rules under the Securities Exchange Act of 1934, as amended. The address of the TowerBrook Holdcos and the TowerBrook Funds is c/o TowerBrook Capital Partners L.P., 65 East 55th Street, 27th Floor, New York, New York 10022.
(4)	GP09 Ladder Limited Partnership is owned by GP09 Ladder Holdings, Inc., GP09 GV Ladder Capital Ltd., GP09 PX Ladder Capital Ltd. and GP09 PX (LAPP) Ladder Capital Ltd., all of which are directly or indirectly owned by entities advised by Alberta Investment Management Corporation. The address for GP09 Ladder Limited Partnership is 1100 10830 Jasper Avenue, Edmonton, Alberta Canada, T5J 2B3.
(5)	OCP LCF Investment, Inc. is owned by OCP LCF Holdings Inc., and OCP LCF Holdings Inc. is a wholly owned subsidiary of OMERS Administration Corporation. The address for OCP LCF Investment, Inc. is c/o OMERS Private Equity Inc., Royal Bank Plaza, Suite 2010, Toronto, Ontario, M5J 2J2.
(6)	Comprises LP Units owned by Meridian LCF LLC. Meridian LCF LLC is indirectly owned by Meridian Capital Group, LLC. Ralph Herzka is the chief executive officer of Meridian Capital Group, LLC, and may be deemed to be the beneficial owner of LP Units beneficially owned by Meridian LCF LLC and Meridian Capital Group, LLC, but disclaims such beneficial ownership (except as to any pecuniary interest therein) pursuant to rules under the Securities Exchange Act of 1934, as amended. The address for Meridian LCF LLC and Meridian Capital Group, LLC is One Battery Park Plaza, 26th Floor, New York, New York 10024.
(7)	All LP Units owned by Betsy A. Harris 2012 Family Trust were initially issued to Mr. Harris, and were subsequently transferred to Betsy A. Harris 2012 Family Trust. Mr. Harris is a trustee of Betsy A. Harris 2012 Family Trust.
(8)	As of June 30, 2013, Michael Mazzei owned 46,057.74 LP Units, and the Christina Mazzei and Caroline Mazzei Irrevocable Trust Dated 9/3/2009 owned 24,193.55 LP Units and 1,127,543 Class A-2 Common Units.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon consummation of the offering. We refer you to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Authorized Capitalization

Upon completion of the offering, our authorized capital stock will consist of              shares of Class A common stock, par value $0.001 per share, of which              shares will be issued and outstanding,              shares of Class B common stock, par value $0.001 per share, of which              shares will be issued and outstanding, and              shares of preferred stock, par value $0.001 per share, none of which will be issued and outstanding.

Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Class A Common Stock

Voting Rights

Holders of shares of Class A common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.

Dividend Rights

Subject to the rights of the holders of any preferred stock that may be outstanding and any contractual or statutory restrictions, holders of our Class A common stock are entitled to receive equally and ratably, share for share, dividends as may be declared by our board of directors out of funds legally available to pay dividends. Dividends upon our Class A common stock may be declared by the board of directors at any regular or special meeting, and may be paid in cash, in property, or in shares of capital stock. Before payment of any dividend, there may be set aside out of any of our funds available for dividends, such sums as the board of directors deems proper as reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any of our property, or for any proper purpose, and the board of directors may modify or abolish any such reserve.

Liquidation Rights

Upon liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters

The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in the offering, are fully paid and non—assessable.

Class B Common Stock

Voting Rights

Holders of shares of Class B common stock are entitled to one vote for each share held of record by such holder and all matters submitted to a vote of stockholders. Accordingly, the existing owners of LCFH will, as holders of Class B common stock, collectively have a number of votes in Ladder Capital Corp that is equal to the aggregate number of LP Units that they hold. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

No Dividend or Liquidation Rights

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of Ladder Capital Corp.

Exchange for Class A Common Stock

Pursuant to the LLLP Agreement, the existing owners of LCFH may from time to time beginning 181 days after the date of this prospectus (subject to the conditions therein) exchange an equal number of LP Units and Class B common stock for shares of our Class A common stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications. See “Certain Relationships and Related Party Transactions—Amended and Restated Limited Liability Limited Partnership Agreement of LCFH.”

Preferred Stock

Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•

the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding—up of the affairs of our company, or upon any distribution of assets of our company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	the preferences and special rights, if any, of the series and the qualifications and restrictions, if any, of the series;

•	the voting rights, if any, of the holders of the series; and

•	such other rights, powers and preferences with respect to the series as our board of directors may deem advisable.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply if and for so long as our Class A common stock is listed on the NYSE, require stockholder approval of certain issuances (other than a public offering) equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Class A common stock, as well as for certain issuances of stock in compensatory transactions. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. One of the effects of the existence of unissued and unreserved Class A common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.

Anti–Takeover Effects of Certain Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

Certain provisions of our certificate of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti—takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us or otherwise effect a change in control of us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

No Cumulative Voting

The Delaware General Corporation Law, or DGCL, provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation prohibits cumulative voting.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of our stockholders may be called at any time only by the chief executive officer or the board of directors.

Stockholder Action by Written Consent

The DGCL permits stockholder action by written consent unless otherwise provided by our certificate of incorporation. Our certificate of incorporation precludes stockholder action by written consent.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Our bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed.

These provisions may defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Removal of Directors; Vacancies

Our certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors. In addition, our bylaws provide that any newly–created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring on the board of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Delaware Anti—Takeover Statute

We are subject to Section 203 of the DGCL. Subject to specified exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change in control attempts.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director, except:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	for transactions from which the director derived improper personal benefit.

Our certificate of incorporation and bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to, and do, carry directors’ and officers’ insurance providing coverage for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We have entered into indemnification agreements with each of our directors and officers providing for additional indemnification protection beyond that provided by the directors’ and officers’ liability insurance policy. In the indemnification agreements, we have agreed, subject to certain exceptions, to indemnify and hold harmless the director or officer to the maximum extent then authorized or permitted by the provisions of the certificate of incorporation, the DGCL, or by any amendment(s) thereto.

There is currently no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Corporate Opportunity

Neither TowerBrook nor GI Partners have any obligation to offer us an opportunity to participate in business opportunities presented to TowerBrook or GI Partners even if the opportunity is one that we might reasonably have pursued, and neither TowerBrook nor GI Partners will be liable to us or our stockholders for breach of any duty by reason of any such activities unless, in the case of any person who is our director or officer, such business opportunity is expressly offered to such director or officer solely in his or her capacity as our officer or director. Stockholders will be deemed to have notice of and consented to this provision of our certificate of incorporation.

Choice of Forum

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a breach of fiduciary duty; (c) any action asserting a claim against us arising pursuant to the DGCL, our certificate of incorporation or our bylaws; or (d) any action asserting a claim against us that is governed by the internal affairs doctrine. However, several lawsuits involving other companies are currently pending challenging the validity of choice of forum provisions in certificates of incorporation, and it is possible that a court could rule that such provision is inapplicable or unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock will be American Stock Transfer & Trust Company, LLC.

New York Stock Exchange Listing

We intend to apply to list our Class A common stock on the NYSE under the symbol “LADR.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the offering, there has been no public market for our Class A common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability for future sales of shares, will have on the market price of our Class A common stock prevailing from time to time. The sale of substantial amounts of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our Class A common stock.

Currently, 1,000 shares our Class A common stock are outstanding and owned by LCFH and no shares of our Class B common stock are outstanding. In connection with the offering, all 1,000 shares of our Class A common stock held by LCFH will be canceled. Prior to the purchase by Ladder Capital Corp of LP Units with the proceeds of the offering, we intend to cause LCFH to distribute Class B common stock to each holder of LP Units in an amount equal to the number of LP Units held by such existing unitholder with any shares of Class B common stock not so distributed to be retained in treasury by LCFH. There are currently            unitholders of LCFH. Upon consummation of the offering, we will have outstanding            shares of Class A common stock (or a maximum of              shares of Class A common stock if the underwriters exercise their over-allotment option to purchase additional shares). The shares of Class A common stock sold in the offering will be freely tradable without restriction or further registration under the Securities Act, except for any Class A common stock held by our “affiliates,” as defined in Rule 144, which would be subject to the limitations and restrictions described below.

In addition, pursuant to certain provisions of the amended and restated LLLP Agreement, the existing unitholders of LCFH can from time to time beginning 181 days after the date of this prospectus, typically once a             , exchange with LCFH an equal number of LP Units and Class B common stock for shares of Ladder Capital Corp Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Upon consummation of the offering, the existing owners of LCFH (other than Ladder Capital Corp or any of its subsidiaries) will hold            LP Units (or            LP Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock), all of which will be exchangeable together with an equal number of shares of Class B common stock for shares of our Class A common stock. The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 unless we register such issuances. However, we will enter into one or more registration rights agreements with certain of the existing owners of LCFH that will require us to register under the Securities Act these shares of Class A common stock. See “—Registration Rights” and “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

Under the terms of the amended and restated LLLP agreement of LCFH, all of the LP Units received by the existing unitholders of LCFH in the Reorganization Transactions will be subject to restrictions on disposition. Additionally, consistent with the terms of the underlying unit grant agreements executed at the time of original grant, LP Units received by existing unitholders of LCFH will be subject to vesting and forfeiture on the same basis as the units which were exchanged for the LP Units.

In addition,              shares of Class A common stock may be granted under our 2013 Omnibus Incentive Plan. See “Executive and Director Compensation—Employee Benefit Plans—2013 Omnibus Incentive Plan.” We intend to file one or more registration statements on Form S-8 under the Securities Act to register Class A common stock issued or reserved for issuance under our stock incentive plan. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described below.

Registration Rights

Effective upon consummation of the offering, we will enter into an amended and restated registration rights agreement with certain of the existing unitholders of LCFH pursuant to which we will grant them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our Class A common stock (and other securities convertible into or exchangeable or exercisable for shares of our Class A common stock) held or acquired by them. Such securities registered under any registration statement will be available for sale in the open market unless restrictions apply.

Lock-Up of our Class A common stock

We and certain of the existing unitholders of LCFH have agreed with the underwriters, subject to certain exceptions described below, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our Class A common stock, or any options or warrants to purchase any shares of our Class A common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our Class A common stock, including any LP Units, or any such substantially similar securities, whether owned directly by such member (including holding as a custodian) or with respect to which such member has beneficial ownership within the rules and regulations of the SEC, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Deutsche Bank Securities Inc. and Citigroup Global Markets Inc. Currently, the underwriters have no current intention to release the aforementioned holders of our Class A common stock from the lock-up restrictions described above.

Our lock-up agreement will provide exceptions for, among other things, the issuance by us of securities pursuant to any employee benefit plan which may (by their express provisions or pursuant to any exchange offer) be or become exercisable, convertible or exchangeable for shares of our Class A common stock.

Rule 144

The shares of Class A common stock to be issued upon exchange of our New Class A common Units will be, when issued, “restricted” securities under the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an “affiliate” of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those securities, subject only to the availability of current public information about us. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly, through one or more intermediaries, controls, or is under common control with the issuer. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those securities without regard to the provisions of Rule 144.

A person (or persons whose securities are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of securities that does not exceed the greater of one percent of the then outstanding shares of securities of such class or the average weekly trading volume of securities of such class during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us (which requires that we are current in our periodic reports under the Exchange Act).

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of material U.S. federal income tax consequences to non-U.S. holders, as defined below, of the purchase, ownership and disposition of shares of our Class A common stock. This summary deals only with non-U.S. holders of shares of Class A common stock that purchase the shares in the offering and will hold such shares as capital assets within the meaning of section 1221 of the Code.

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of shares of our Class A common stock that, for U.S. federal income tax purposes, is not any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

This summary is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated under the Code, rulings and other administrative pronouncements, and judicial decisions, all as of the date hereof. These authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income taxation and does not deal with non-U.S., state, local, alternative minimum, estate and gift, or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not describe the U.S. federal income tax consequences applicable to you if you are subject to special treatment under U.S. federal income tax laws (including if you are a U.S. expatriate or subject to the U.S. anti-inversion rules, a bank or other financial institution, an insurance company, a tax-exempt organization, a broker, dealer, or trader in securities or currencies, a regulate investment company, a real estate investment trust, a “controlled foreign corporation,” a “passive foreign investment company,” a partnership or other pass-through entity for U.S. federal income tax purposes (or an investor in such a pass-through entity), a person who acquired shares of our common stock as compensation or otherwise in connection with the performance of services, or a person who has acquired shares of our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment). We cannot assure you that a change in law will not significantly alter the tax considerations described in this summary.

We have not and will not seek any rulings from the U.S. Internal Revenue Service, or the IRS, regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the ownership or disposition of shares of our Class A common stock that differ from those discussed below.

If any entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our Class A common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership holding shares of our Class A common stock, you should consult your tax advisors.

This summary is for general information only and is not intended to constitute a complete description of all tax consequences for non-U.S. holders relating to the ownership and disposition of shares of our Class A common stock. If you are considering the purchase of shares of our Class A common stock, you should consult your tax advisors concerning the particular U.S. federal income tax consequences to you of the ownership and disposition of shares of our Class A common stock, as well as the consequences to you arising under the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

Dividends

In general, cash distributions on shares of our Class A common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent any such distributions exceed both our current and our accumulated earnings and profits, they will first be treated as a return of capital reducing your tax basis in our Class A common stock, but not below zero, and thereafter will be treated as gain from the sale of stock, the treatment of which is discussed under “Gain on Disposition of Shares of Class A Common Stock.”

Dividends paid to a non-U.S. holder generally will be subject to a U.S. withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder of shares of our Class A common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends generally will be required (a) to complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a U.S. person as defined under the Code and is eligible for treaty benefits, or (b) if such holder’s shares of our Class A common stock are held through certain foreign intermediaries or foreign partnerships, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. This certification must be provided to us or our paying agent prior to the payment to you of any dividends and must be updated periodically.

Dividends paid to a non-U.S. holder that are effectively connected with the conduct of a trade or business within the United States by such non-U.S. holder (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) generally will not be subject to the aforementioned withholding tax, provided certain certification and disclosure requirements are satisfied (including providing a properly completed IRS Form W-8ECI). Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. A non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on earnings and profits attributable to dividends that are effectively connected with its conduct of a U.S. trade or business (and, if an income tax treaty applies, are attributable to its U.S. permanent establishment).

A non-U.S. holder of shares of our Class A common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Shares of Class A Common Stock

Subject to the discussions below on the backup withholding tax and the FATCA legislation, any gain realized by a non-U.S. holder on the sale or other disposition of shares of our Class A common stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held shares of our common stock.

In the case of a non-U.S. holder described in the first bullet point above, any gain generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code, and a non-U.S. holder that is a foreign corporation may also be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits attributable to such gain (or, if an income tax treaty applies, at such lower rate as may be specified by the treaty on its gains attributable to its U.S. permanent establishment). Except as otherwise provided by an applicable income tax treaty, an individual non-U.S. holder described in the second bullet point above will be subject to a 30% tax on any gain derived from the sale or disposition, which may be offset by certain U.S. source capital losses provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses, even though the individual is not considered a resident of the United States under the Code. We believe we are not and, although no assurance can be given, do not anticipate becoming a U.S. real property holding corporation for U.S. federal income tax purposes. If we are, or become, a U.S. real property holding corporation, then, as long as our Class A common stock is regularly traded on an established securities market, any gain from the sale or other taxable disposition of our Class A common stock will not be subject to the 10% withholding tax on the disposition of a U.S. real property interest unless a non-U.S. holder owns more than 5% of all our outstanding Class A common stock at any time within the time period described above. You should consult your own tax advisor about the consequences that could result if we are, or become, a U.S. real property holding corporation.

Information Reporting and Backup Withholding

The amount of dividends paid to each non-U.S. holder, and the tax withheld with respect to such dividends generally will be reported annually to the IRS and to each such holder, regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides or is established under the provisions of an applicable income tax treaty or agreement.

A non-U.S. holder generally will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury (usually on an IRS Form W-8BEN) that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption. Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of shares of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Legislation and administrative guidance, which will be phased in beginning on January 1, 2014, the FATCA legislation, generally will impose a withholding tax of 30% on any dividends on our Class A common stock paid to certain “foreign financial institutions,” as specifically defined under such rules, unless such institution enters into an agreement with the U.S. government to, among other things, collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or another exception applies. The FATCA legislation will also generally impose a withholding tax of 30% on any dividends on our Class A common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that such entity does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity and meets certain other specified requirements. Finally, beginning on January 1, 2017 withholding of 30% also generally will apply to the gross proceeds of a disposition of our Class A common stock paid to a foreign financial institution or to a non-financial foreign entity unless the reporting and certification requirements described above have been met or another exception applies. Under certain circumstances, a non-U.S. holder of our Class A common stock may be eligible for refunds or credits of such taxes. Investors are encouraged to consult with their tax advisors regarding the possible implications of the FATCA legislation on their investment in our Class A common stock.

THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC have severally agreed to purchase from us the following respective number of shares of Class A common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
Citigroup Global Markets Inc.
Wells Fargo Securities, LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of Class A common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of Class A common stock offered by this prospectus, other than those covered by the option to purchase additional shares described below, if any of these shares are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of Class A common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $        per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $        per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms. The offering of the shares of Class A common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriting discounts and commissions per share are equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The underwriting discounts and commissions are    % of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ option to purchase additional shares:

Total Fees
	Per Share	Without Exercise of Option to Purchase Additional Shares	With Full Exercise of Option to Purchase Additional Shares
Discounts and commissions paid by us	$	$	$

In addition, we estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $        . We have agreed with the underwriters to pay all fees and expenses related to the review and qualification of the offering by the Financial Industry Regulatory Authority, Inc. and “blue sky” expenses and the cost of any aircraft chartered in connection with the road show for the offering.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales of more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to            additional shares of Class A common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of Class A common stock as the number of shares of Class A common stock to be purchased by it in the above table bears to the total number of shares of Class A common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of Class A common stock to the underwriters to the extent the option is exercised. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the initial shares referred to in the above table are being offered.

No Sales of Similar Securities

Each of our officers, directors and director nominees, and all of our stockholders and holders of options and warrants to purchase our stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our Class A common stock or other securities convertible into or exchangeable or exercisable for shares of our Class A common stock or derivatives of our Class A common stock owned by these persons prior to the offering or Class A common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc. and Citigroup Global Markets Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with Deutsche Bank Securities Inc. and Citigroup Global Markets Inc., except that without such consent we may grant options and sell shares pursuant to our 2013 Incentive Equity Plan. There are no agreements between Deutsche Bank Securities Inc. and Citigroup Global Markets Inc. and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of Class A common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares of Class A common stock pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering. Stabilizing transactions consist of various bids for or purchases of our Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our Class A common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

New York Stock Exchange Listing

We intend to apply to list the shares of Class A common stock on the New York Stock Exchange under the symbol “LADR.”

Pricing of the Offering

Prior to the offering, there has been no public market for our Class A common stock. Consequently, the initial public offering price of our Class A common stock will be determined by negotiation among us and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

•	prevailing market conditions;

•	our results of operations in recent periods and our book value as of the end of the most recent period;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.

An active trading market for shares of Class A common stock may not develop. It is also possible that, after the offering, shares of Class A common stock will not trade in the public market at or above the initial public offering price.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Deutsche Bank Securities Inc. may facilitate Internet distribution for the offering to certain of its Internet subscription customers. Deutsche Bank Securities Inc. may allocate a limited number of shares for sale to its online brokerage customers. A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of the offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Examples include, but are not limited to:

•

Deutsche Bank Securities Inc., Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC acted as underwriters in connection with the offering of our Notes by two of our subsidiaries;

•

Deutsche Bank Securities Inc., Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, or certain of their affiliates, have had and may in the future have certain roles in connection with our securitizations, including but not limited to, as underwriter, co-manager, trustee, certificate administrator and/or master servicer;

•

Deutsche Bank Securities Inc., Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, or certain of their affiliates, are counterparties to financing arrangements with certain of our subsidiaries, including, as applicable, our existing revolving credit facility, master repurchase agreements relating to loans and/or securities, global master securities lending agreements and a master mortgage loan securities contract;

•

An affiliate of Deutsche Bank Securities Inc. is, and certain other underwriters or their affiliates may be, lenders under our new revolving credit facility, which is currently being negotiated, for which Deutsche Bank Securities Inc. is acting as lead arranger;

•

Deutsche Bank Securities Inc., Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, or certain of their affiliates, are counterparties to International Swap Dealers Association, Inc. Master Agreements with one of our subsidiaries;

•	Affiliates of Wells Fargo Securities, LLC act as loan servicer for our conduit loans, document custodian for all of our loans and custodian for our managed account securities; and

•	J.P. Morgan Securities LLC and its affiliates act as our prime broker and also provide us with securities pricing services.

From time to time, we may also co-fund commercial real estate mortgage loans or enter into other commercial real estate financing transactions with certain of the underwriters and/or their affiliates.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Additionally, certain of the underwriters and/or their affiliates may in the future be the seller, buyer or broker for our trades in securities issued by third parties. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors, as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms for the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the PD 2010 Amending Directive to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression 2010 PD Amending Directive means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive (“qualified investors”) that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the issuer, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (the “FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Qatar

The shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Notice to Prospective Investors in Saudi Arabia

No offering, whether directly or indirectly, will be made to an investor in the Kingdom of Saudi Arabia unless such offering is in accordance with the applicable laws of the Kingdom of Saudi Arabia and the rules and regulations of the Capital Market Authority, including the Capital Market Law of the Kingdom of Saudi Arabia. The shares will not be marketed or sold in the Kingdom of Saudi Arabia by us or the underwriters.

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Office of Securities Regulation issued by the Capital Market Authority. The Saudi Arabian Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the shares offered hereby should conduct their own due diligence on the accuracy of the information relating to the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Notice to Prospective Investors in the United Arab Emirates

The offering has not been approved or licensed by the Central Bank of the United Arab Emirates (UAE), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (DFSA), a regulatory authority of the Dubai International Financial Centre (DIFC). The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The shares may not be offered to the public in the UAE and/or any of the free zones.

The shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains statistical data and estimates, including those relating to market size, competitive position and growth rates of the markets in which we participate, that we obtained from our own internal estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the definitions of our market and industry are appropriate, neither this research nor these definitions have been verified by any independent source.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, New York, New York. Skadden, Arps, Slate, Meagher  & Flom LLP and Affiliates, New York, New York is representing the underwriters in the offering.

EXPERTS

The financial statements as of December 31, 2012 and December 31, 2011 and for each of the three years in the period ended December 31, 2012, the audited statements of revenue and certain expenses of the Abingdon, Aiken, Johnson City, Ooltewah, Palmview, Middleburg and Satsuma properties for the year ended December 31, 2011, and the balance sheet of Ladder Capital Corp as of May 30, 2013 included in this Prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and our Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of the offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

All other schedules are omitted because they are not required or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Stockholders of Ladder Capital Corp

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Ladder Capital Corp at May 30, 2013 in conformity with accounting principles generally accepted in the United States of America. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York

June 27, 2013

LADDER CAPITAL CORP

BALANCE SHEET

MAY 30, 2013

Asset	$1
Cash

Commitments and Contingencies (Note 4)

Stockholder’s Equity
Common Stock, par value $0.001 per share, 1,000 shares authorized, 1,000 issued and outstanding	$1

Total Stockholder’s Equity	$1

The accompanying notes are an integral part of this financial statement

LADDER CAPITAL CORP

NOTES TO BALANCE SHEET

MAY 30, 2013

1.     ORGANIZATION AND INITIAL PUBLIC OFFERING

Ladder Capital Corp (the “Corporation”) was formed as a Delaware corporation on May 21, 2013. The Corporation intends to conduct an initial public offering of common stock (the “IPO”) anticipated to be finalized in 2013. The Corporation intends to use the net proceeds from the IPO to purchase newly issued LP Units from Ladder Capital Finance Holdings LLLP (“LCFH”) and pursuant to a reorganization into a holding corporation structure, the Corporation will become a holding corporation and its sole asset is expected to be a controlling equity interest in LCFH. The Corporation will be sole general partner of LCFH and will operate and control all of the business and affairs of LCFH and, through LCFH and its subsidiaries, continue to conduct the business now conducted by these subsidiaries. The proceeds received by LCFH in connection with the sale of newly issued LP Units will be used for loan origination, real estate businesses and for general corporate purposes.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Balance Sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate statements of income, changes in stockholders’ equity and cash flows have not been presented in the financial statements because there have been no activities of this entity.

Use of Estimates

The preparation of the balance sheet in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Cash

The Corporation maintains cash accounts at financial institutions, which are insured up to a maximum of $250,000. At May 30, 2013, the balance did not exceed the insured limits.

3.     STOCKHOLDER’S EQUITY

The Corporation is authorized to issue 1,000 shares of common stock, par value $0.001 per share (“Common Stock”). The Corporation has issued 1,000 shares of Common Stock in exchange for $1.00, all of which were held by LCFH at May 21, 2013.

4.     COMMITMENTS AND CONTINGENCIES

The Corporation may, from time to time, be a defendant in litigation arising in the normal course of business. Management does not expect the outcome of such litigation, it any, to have a material adverse effect on the financial position of the Corporation. In the normal course of business, the Corporation may, from time to time, enter into contracts or agreements with other parties that commit the Corporation to specific or contingent liabilities.

5.     SUBSEQUENT EVENTS

Subsequent events have been evaluated through June 27, 2013, the date the financial statements were available to be issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of

Ladder Capital Finance Holdings LLLP

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in capital and cash flows present fairly, in all material respects, the financial position of Ladder Capital Finance Holdings LLLP and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the index appearing under Item 21 of this registration statement present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PRICEWATERHOUSECOOPERS LLP

New York, New York

March 28, 2013, except for Note 14, the Master Repurchase Agreement paragraph in Note 16, the financial statement schedules and the effects of the Registration paragraph described in Note 2 to the consolidated financial statements, as to which the date is April 29, 2013, except for the earnings per unit information included in Note 15 and the consolidated statements of income, as to which the date is June 27, 2013, and except for the effects of the revisions discussed in the revision of previously issued financial statements paragraph described in Note 2 to the consolidated financial statements, as to which the date is August 16, 2013.

LADDER CAPITAL FINANCE HOLDINGS LLLP

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2012 AND 2011

	2012	2011
Assets
Cash and cash equivalents	$43,795,663	$83,350,445
Cash collateral held by broker	65,373,470	55,279,701
Real estate securities, at fair value:
Investment grade commercial mortgage backed securities	806,773,207	1,644,748,001
GN construction securities	51,842,317	31,695,186
GN permanent securities	108,807,295	145,643,134
FNMA securities	—	4,296,061
Interest only securities	158,138,700	118,688,069
Mortgage loan receivables held for investment, at amortized cost	326,318,550	255,196,384
Mortgage loan receivables held for sale	623,332,620	258,841,725
Real estate	380,021,672	28,834,713
Investment in equity method investee	12,674,652	9,726,130
FHLB stock	13,100,000	—
Derivative instruments	5,694,519	1,819
Due from brokers	1,901,713	218,690
Accrued interest receivable	12,082,604	11,764,524
Other assets	19,172,873	6,104,317

Total assets	$2,629,029,855	$2,654,388,899

Liabilities and Capital
Liabilities
Repurchase agreements	$793,916,703	$1,597,077,158
Long term financing	103,755,644	18,564,040
Borrowings from the FHLB	262,000,000	—
Senior unsecured notes	325,000,000	—
Due to broker	—	871,802
Derivative instruments	18,515,163	25,743,526
Accrued expenses	19,273,388	19,002,795
Other liabilities	5,379,088	4,067,175

Total liabilities	1,527,839,986	1,665,326,496

Commitments and contingencies
Capital
Partners’ capital
Series A Preferred Units	782,832,687	707,847,217
Series B Preferred Units	272,818,838	257,376,700
Common Units	44,956,178	23,713,486

Total Partners’ Capital	1,100,607,703	988,937,403
Noncontrolling interest	582,166	125,000

Total capital	1,101,189,869	989,062,403

Total liabilities and capital	$2,629,029,855	$2,654,388,899

The accompanying notes are an integral part of these consolidated financial statements.

LADDER CAPITAL FINANCE HOLDINGS LLLP

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	2012	2011	2010
Net interest income
Interest income	$136,198,204	$133,297,520	$129,301,530
Interest expense	36,472,578	35,836,124	48,874,327

Net interest income	99,725,626	97,461,396	80,427,203

Provision for loan losses	448,833	—	884,995

Net interest income after provision for loan losses	99,276,793	97,461,396	79,542,208

Other income
Operating lease income	8,331,338	2,290,291	1,011,631
Sale of securities, net	19,013,960	20,081,114	22,085,626
Sale of loans, net	154,613,009	66,270,758	30,532,843
Sale of real estate, net	1,275,235	—	2,419,423
Fee income	8,787,695	3,144,050	1,402,117
Net result from derivative transactions	(35,650,989)	(81,374,126)	(20,747,083)
Earnings from investment in equity method investee	1,256,109	346,612	—
Unrealized gain (loss) on agency IO securities, net	(5,680,893)	1,591,442	2,546,612

Total other income	151,945,464	12,350,141	39,251,169

Costs and expenses
Salaries and employee benefits	51,090,424	26,448,942	19,527,869
Operating expenses	21,533,281	9,077,035	7,212,579
Depreciation	3,640,619	1,043,732	408,489

Total costs and expenses	76,264,324	36,569,709	27,148,937

Income before taxes	174,957,933	73,241,828	91,644,440
Tax expense	2,583,999	1,510,149	599,780

Net income	172,373,934	71,731,679	91,044,660
Net (income) loss attributable to noncontrolling interest	49,084	(15,625)	—

Net income attributable to preferred and common unit holders	$172,423,018	$71,716,054	$91,044,660

Earnings per common units:
Basic	$1.60	$0.79	$1.25
Diluted	$1.53	$0.67	$0.86

Weighted average common units outstanding:
Basic	21,552,694	18,130,310	14,611,127
Diluted	22,550,855	21,423,312	21,195,690

The accompanying notes are an integral part of these consolidated financial statements.

LADDER CAPITAL FINANCE HOLDINGS LLLP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	2012	2011	2010
Net Income	$172,373,934	$71,731,679	$91,044,660
Other comprehensive income (loss)
Unrealized gains on securities
Unrealized gain on real estate securities, available for sale	29,014,769	6,691,658	43,829,989
Reclassification adjustment for gains included in net income	(19,013,960)	(20,081,114)	(22,085,626)

Total other comprehensive income (loss)	10,000,809	(13,389,456)	21,744,363

Comprehensive income	182,374,743	58,342,223	112,789,023

Comprehensive (income) loss attributable to noncontrolling interest	49,084	(15,625)	—

Comprehensive income attributable to preferred and common unit holders	$182,423,827	$58,326,598	$112,789,023

The accompanying notes are an integral part of these consolidated financial statements.

LADDER CAPITAL FINANCE HOLDINGS LLLP

STATEMENTS OF CHANGES IN CAPITAL

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	Partners’ Capital Units			Total Partners’ Capital
	Series A Preferred Units	Series B Preferred Units	Common Units	Series A Preferred Units	Series B Preferred Units	Common Units	Total Partners’ Capital	Non- controlling Interest	Total
Balance, beginning of period (1/1/2010)	6,115,500	—	20,512,821	$641,476,550	$—	$7,013,893	$648,490,443	$—	$648,490,443

Distributions	—	—	—	(34,357,561)	—	(8,589,390)	(42,946,951)	—	(42,946,951)
Equity based compensation	—	—	910,491	—	—	173,803	173,803	—	173,803
Net income	—	—	—	72,835,728	—	18,208,932	91,044,660	—	91,044,660
Other comprehensive income	—	—	—	17,395,490	—	4,348,873	21,744,363	—	21,744,363

Balance, end of period (12/31/2010)	6,115,500	—	21,423,312	$697,350,207	$—	$21,156,111	$718,506,318	$—	$718,506,318

Contributions	—	2,075,619	—	—	257,376,700	—	257,376,700	125,000	257,501,700
Series B offering costs	—	—	—	(1,154,614)	—	(288,654)	(1,443,268)	—	(1,443,268)
Distributions	—	—	—	(35,196,213)	—	(8,783,428)	(43,979,641)	(15,625)	(43,995,266)
Equity based compensation	—	—	—	—	—	150,696	150,696	—	150,696
Net income	—	—	—	57,559,402	—	14,156,652	71,716,054	15,625	71,731,679
Other comprehensive income	—	—	—	(10,711,565)	—	(2,677,891)	(13,389,456)	—	(13,389,456)

Balance, end of period (12/31/2011)	6,115,500	2,075,619	21,423,312	707,847,217	257,376,700	23,713,486	988,937,403	125,000	989,062,403

Contributions	—	24,194	—	—	3,000,000	—	3,000,000	521,875	3,521,875
Distributions	—	—	—	(58,396,459)	(2,529,456)	(15,235,385)	(76,161,300)	(15,625)	(76,176,925)
Equity based compensation	—	31,452	1,127,543	—	1,892,473	515,300	2,407,773	—	2,407,773
Net income (loss)	—	—	—	126,069,686	12,362,100	33,991,232	172,423,018	(49,084)	172,373,934
Other comprehensive income	—	—	—	7,312,242	717,021	1,971,546	10,000,809	—	10,000,809

Balance, end of period (12/31/2012)	6,115,500	2,131,265	22,550,855	$782,832,687	$272,818,838	$44,956,178	$1,100,607,703	$582,166	$1,101,189,869

The accompanying notes are an integral part of these consolidated financial statements.

LADDER CAPITAL FINANCE HOLDINGS LLLP

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	2012	2011	2010
Cash flows from operating activities:
Net income	$172,373,934	$71,731,679	$91,044,660
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	3,640,619	1,043,732	408,489
Unrealized (gain) loss on derivative instruments	(12,694,838)	18,467,023	8,444,883
Unrealized (gain) loss on agency IO securities, net	5,680,893	(1,591,442)	(2,546,612)
Loan loss provision	448,833	—	884,995
Cash collateral held by broker—derivatives	4,640,186	(17,509,314)	(13,965,543)
Amortization of equity based compensation	2,407,773	150,696	173,803
Amortization of deferred financing costs included in interest expense	3,166,115	3,246,199	5,966,211
Accretion/amortization of discount, premium and other fees	35,334,242	23,329,660	(10,355,958)
Realized gain on sale of real estate securities	(19,013,961)	(20,081,114)	(22,085,626)
Realized gain on sale of mortgage loan receivables	(154,613,009)	(66,270,758)	(30,532,843)
Realized gain on sale of real estate	(1,275,235)	—	(2,419,423)
Origination of mortgage loan receivables held for sale	(2,121,380,854)	(1,139,669,700)	(623,159,195)
Repayment of mortgage loan receivables held for sale	75,654,634	19,957,458	1,454,692
Proceeds from sales of mortgage loan receivables held for sale	1,904,189,552	1,444,330,798	358,544,564
Accrued interest receivable	(318,080)	(811,868)	(2,706,232)
Earnings on equity method investee	(1,256,109)	(346,612)	—
Distributions of return on capital from investment in equity method investee	1,403,687	—	—
Changes in operating assets and liabilities:
Due to broker	(871,802)	657,632	214,170
Due from broker	(1,683,023)	(200,982)	1,392,126
Other assets	(5,890,951)	6,048	(185,254)
Accrued expenses and other liabilities	1,642,506	3,862,937	8,153,655

Net cash provided by (used in) operating activities	(108,414,888)	340,302,072	(231,274,438)

Cash flows from investing activities:
Acquisition of fixed assets	(351,041)	(1,317,417)	(339,731)
Purchases of real estate securities	(425,796,392)	(991,195,238)	(1,147,217,918)
Repayment of real estate securities	951,150,951	547,461,630	344,333,563
Proceeds from sales of real estate securities	279,275,981	406,937,614	483,645,609
Purchase of FHLB stock	(13,100,000)	—	—
Origination and purchases of mortgages held for investment	(341,947,392)	(304,684,390)	(160,948,125)
Repayment of mortgage loan receivables held for investment	204,913,202	44,291,884	68,449,688
Reduction (addition) of cash collateral held by broker	(14,733,955)	(8,943,268)	1,192,855
Capital contributions to investment in equity method investee	(9,265,125)	(9,549,518)	—
Distributions of return of capital from investment in equity method investee	6,169,025	170,000	—
Purchases of real estate	(428,651,275)	(3,870,000)	(63,582,856)
Proceeds from sale of real estate	75,646,240	—	40,070,429

Net cash provided by (used in) investing activities	283,310,219	(320,698,703)	(434,396,486)

Cash flows from financing activities:
Deferred financing costs	(10,599,987)	(500,000)	(8,508,714)
Repayment of repurchase agreement	(12,151,329,521)	(21,807,839,225)	(10,993,271,966)
Proceeds from repurchase agreement	11,348,169,066	21,719,206,391	12,237,547,399
Proceeds from long-term financing	85,228,344	2,940,000	373,331,813
Repayment of long-term financing	(36,740)	(138,386,154)	(997,312,406)
Proceeds from FHLB borrowings	362,000,000	—	—
Repayments of FHLB borrowings	(100,000,000)	—	—
Proceeds from debt issued	325,000,000	—	—
Purchase of derivative instruments	(226,225)	(48,375)	(122,000)
Partners’ capital contributions	3,000,000	257,376,700	—
Series B offering costs—Series A Preferred	—	(1,154,614)	—
Series B offering costs—Common Units	—	(288,654)	—
Partners’ capital distributions	(76,161,300)	(43,979,641)	(42,946,951)
Capital contributed by a noncontrolling interest	521,875	125,000	—
Capital distributed to a noncontrolling interest	(15,625)	(15,625)	—

Net cash provided by (used in) financing activities	(214,450,113)	(12,564,197)	568,717,175

Net increase / (decrease) in cash	(39,554,782)	7,039,172	(96,953,749)
Cash at beginning of period	83,350,445	76,311,273	173,265,022

Cash at end of period	$43,795,663	$83,350,445	$76,311,273

Supplemental information:
Cash paid for interest	$27,179,564	$32,329,370	$43,269,441
Cash paid for taxes	$589,042	$1,360,149	$597,826

The accompanying notes are an integral part of these consolidated financial statements.

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

1.    ORGANIZATION AND OPERATIONS

On February 25, 2008, Ladder Capital Finance Holdings LLC (the “LLC”) was organized as a Delaware limited liability company. Effective August 9, 2011, the LLC converted from a limited liability company to a limited liability limited partnership and the members of the LLC were admitted as partners in a newly formed company, Ladder Capital Finance Holdings LLLP (the LLC and Ladder Capital Finance Holding LLLP are collectively referred to as the “Company”). Ladder Capital Finance Holdings LLLP serves as the holding company for its wholly-owned subsidiaries that collectively operate as a specialty finance company that provides comprehensive financing solutions to the commercial real estate industry. The Company’s existence is perpetual unless dissolved and terminated in accordance with the provisions of the corresponding operating agreements.

The Company conducted and completed a private offering of its Series A participating preferred units (the “Offering”) and a private offering of its Series B participating preferred units (the “Series B Offering”) and, through its wholly-owned subsidiaries, is using the proceeds of the Offering and the Series B Offering to originate and invest in a diverse portfolio of real estate-related assets. The Company’s principal business activity is to originate and invest in the following asset classes: fixed-rate commercial mortgages, interim floating-rate commercial mortgages, senior and junior interests in commercial mortgages, mezzanine loans, commercial mortgage-backed securities (“CMBS”), and Government National Mortgage Association (“GNMA”) securities, net leased and other commercial real estate and special investment situations.

2.    SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

The consolidated financial statements include the Company’s accounts and those of its subsidiaries which are wholly-owned or controlled by the Company. All significant intercompany transactions and balances have been eliminated.

Certain 2011 amounts have been revised to correctly reflect amounts associated with the noncontrolling interests of the preferred shareholders of the Company’s REIT subsidiary. Specifically, the prior period amounts have been revised to separately reflect noncontrolling interest balances on the consolidated balance sheets and statements of changes in capital and the allocation of $15,625 of income and related distributions to noncontrolling interests on the consolidated statements of income and of cash flows. These balances and amounts had previously classified in the balances and amounts attributable to partners’ capital (common units). Management believes the impact of the revision to the 2011 financial statements is inconsequential.

Revision of Previously Issued Financial Statements

In connection with the preparation of the Registration Statement, the Company identified and corrected an error in the manner in which it accounted for the unrealized gains/losses related to its investment in Federal Home Loan Mortgage Corp (“FHLMC”) and GNMA interest-

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

only securities (together “Agency interest-only securities”). The error impacted the financial statements for the years ended December 31, 2012, 2011 and 2010 and the quarterly periods within those years. Specifically, the Company historically incorrectly accounted for its investments in Agency interest-only securities as available-for-sale securities, rather than as financial instruments containing an embedded derivative for which the change in fair value is recorded in earnings. The effect of the correction is the reclassification of unrealized gains and losses on Agency interest-only securities from other comprehensive income to a component of net income, which accordingly impacts the consolidated statements of income, cash flows, comprehensive income and changes in capital, segment reporting included in Note 14 and earnings per unit included in Note 15. In accordance with accounting guidance found in ASC 250-10 (SEC Staff Accounting Bulletin No. 99, Materiality), the Company has concluded that the non-cash error in accounting for its Agency interest-only securities is not material to the financial statements for any prior period when taken as a whole, both on a quantitative and qualitative basis, and the effects of the revision are summarized in the following tables:

Consolidated Statements of Income

	Year ended December 31, 2012			Year ended December 31, 2011			Year ended December 31, 2010
	As Originally Reported	Adjustments	As Revised	As Originally Reported	Adjustments	As Revised	As Originally Reported	Adjustments	As Revised
Unrealized gain (loss) on agency IO securities, net	$—	$(5,680,893)	$(5,680,893)	$—	$1,591,442	$1,591,442	$—	$2,546,612	$2,546,612
Total other income	157,626,357	(5,680,893)	151,945,464	10,758,699	1,591,442	12,350,141	36,704,557	2,546,612	39,251,169
Income before taxes	180,638,826	(5,680,893)	174,957,933	71,650,386	1,591,442	73,241,828	89,097,828	2,546,612	91,644,440
Net income	178,054,827	(5,680,893)	172,373,934	70,140,237	1,591,442	71,731,679	88,498,048	2,546,612	91,044,660
Net income attributable to preferred and common unit holders	178,103,911	(5,680,893)	172,423,018	70,124,612	1,591,442	71,716,054	88,498,048	2,546,612	91,044,660
Earnings per common unit:
Basic	$1.65	$(0.05)	$1.60	$0.77	$0.02	$0.79	$1.21	$0.04	$1.25
Diluted	$1.58	$(0.05)	$1.53	$0.65	$0.02	$0.67	$0.84	$0.02	$0.86

Consolidated Statements of Comprehensive Income

	Year ended December 31, 2012			Year ended December 31, 2011			Year ended December 31, 2010
	As Originally Reported	Adjustments	As Revised	As Originally Reported	Adjustments	As Revised	As Originally Reported	Adjustments	As Revised
Net income	$178,054,827	$(5,680,893)	$172,373,934	$70,140,237	$1,591,442	$71,731,679	$88,498,048	$2,546,612	$91,044,660
Unrealized gain (loss) on real estate securities, available for sale	23,333,876	5,680,893	29,014,769	8,283,100	(1,591,442)	6,691,658	46,376,601	(2,546,612)	43,829,989
Total other comprehensive income (loss)	4,319,916	5,680,893	10,000,809	(11,798,014)	(1,591,442)	(13,389,456)	24,290,975	(2,546,612)	21,744,363

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

Statements of Changes in Capital

	Series A Preferred Units	Series B Preferred Units	Common Units	Total Partners’ Capital	Total Capital
Year ended December 31, 2012:
Net income—As originally reported	$130,223,357	$12,769,399	$35,111,155	$178,103,911	$178,054,827
Net income—Adjustments	(4,153,670)	(407,299)	(1,119,924)	(5,680,893)	(5,680,893)
Net income—As Revised	126,069,687	12,362,100	33,991,231	172,423,018	172,373,934

Other comprehensive income—As originally reported	3,158,572	309,722	851,622	4,319,916	4,319,916
Other comprehensive income—Adjustments	4,153,670	407,299	1,119,924	5,680,893	5,680,893
Other comprehensive income—As Revised	7,312,242	717,021	1,971,546	10,000,809	10,000,809

Year ended December 31, 2011:
Net income—As originally reported	$56,286,248	$—	$13,838,364	$70,124,612	$70,140,237
Net income—Adjustments	1,273,154	—	318,288	1,591,442	1,591,442
Net income—As Revised	57,559,402	—	14,156,652	71,716,054	71,731,679

Other comprehensive income—As originally reported	(9,438,411)	—	(2,359,603)	(11,798,014)	(11,798,014)
Other comprehensive income—Adjustments	(1,273,154)	—	(318,288)	(1,591,442)	(1,591,442)
Other comprehensive income—As Revised	(10,711,565)	—	(2,677,891)	(13,389,456)	(13,389,456)

Year ended December 31, 2010:
Net income—As originally reported	$70,798,438	$—	$17,699,610	$88,498,048	$88,498,048
Net income—Adjustments	2,037,290	—	509,322	2,546,612	2,546,612
Net income—As Revised	72,835,728	—	18,208,932	91,044,660	91,044,660

Other comprehensive income—As originally reported	19,432,780	—	4,858,195	24,290,975	24,290,975
Other comprehensive income—Adjustments	(2,037,290)	—	(509,322)	(2,546,612)	(2,546,612)
Other comprehensive income—As Revised	17,395,490	—	4,348,873	21,744,363	21,744,363

Consolidated Statements of Cash Flows

	Year ended December 31, 2012			Year ended December 31, 2011			Year ended December 31, 2010
	As Originally Reported	Adjustments	As Revised	As Originally Reported	Adjustments	As Revised	As Originally Reported	Adjustments	As Revised
Net income	$178,054,827	$(5,680,893)	$172,373,934	$70,140,237	$1,591,442	$71,731,679	$88,498,048	$2,546,612	$91,044,660
Unrealized (gain) loss on agency IO securities, net	—	5,680,893	5,680,893	—	(1,591,442)	(1,591,442)	—	(2,546,612)	(2,546,612)

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the balance sheets. In particular, the estimates used in the pricing process for real estate securities, is inherently subjective and imprecise. Actual results could differ from those estimates.

Comprehensive Income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances, excluding those resulting from investments by and distributions to owners. For the Company’s purposes, comprehensive income represents net income, as presented in the consolidated statement of income, adjusted for unrealized gains or losses on securities available for sale adjusted for realized gains or losses on securities sold.

Cash and Cash Equivalents

The Company considers all investments with original maturities of three months or less to be cash equivalents. The Company maintains cash accounts at several financial institutions, which are insured up to a maximum of $250,000 as of December 31, 2012 and 2011, respectively. At December 31, 2012 and December 31, 2011 and at various times during the years, balances exceeded the insured limits.

Real Estate Securities

The Company designates its real estate securities investments on the date of acquisition of the investment. Real estate securities that the Company does not hold for the purpose of selling in the near-term, but may dispose of prior to maturity, are designated as available-for-sale and are carried at estimated fair value with the net unrealized gains or losses recorded as a component of other comprehensive income (loss) in partners’ capital. Similar treatment is afforded to our portfolio of CMBS interest-only securities available for sale. The Company’s Agency interest-only securities are considered to be hybrid financial instruments that contain embedded derivatives. As a result, the Company accounts for them as hybrid instruments in their entirety at fair value with changes in fair value recognized in earnings in the consolidated statements of income in accordance with ASC 815. The Company’s recognition of interest income from its Agency interest-only securities, including effective interest from amortization of premiums, follows the company’s Revenue Recognition policy as disclosed within this footnote for recognizing interest income on its securities. The interest income recognized from the Company’s Agency interest-only securities is recorded in interest income on the consolidated statements of income. The Company uses the specific identification method when determining the cost of securities sold and the amount reclassified out of accumulated other comprehensive income into earnings. The Company accounts for the changes in the fair value of the unfunded portion of its GNMA Construction securities as available for sale securities. Unrealized losses on securities that, in the judgment of management, are other than temporary are charged against earnings as a loss in the consolidated statements of income. The Company estimates the fair

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

value of its CMBS primarily based on pricing services and broker quotes for the same or similar securities in which it has invested. Different judgments and assumptions could result in materially different estimates of fair value.

When the estimated fair value of an available-for-sale security is less than amortized cost, the Company will consider whether there is an other-than-temporary impairment in the value of the security. An impairment will be considered other-than-temporary based on consideration of several factors, including (i) if the Company intends to sell the security, (ii) if it is more likely than not that the Company will be required to sell the security before recovering its cost, or (iii) the Company does not expect to recover the security’s cost basis (i.e., credit loss). A credit loss will have occurred if the present value of cash flows expected to be collected from the debt security is less than the amortized cost basis. If the Company intends to sell an impaired debt security or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the impairment is other-than-temporary and will be recognized currently in earnings equal to the entire difference between fair value and amortized cost. If a credit loss exists, but the Company does not intend to, nor is it more likely than not that it will be required to sell before recovery, the impairment is other-than-temporary and will be separated into (i) the estimated amount relating to the credit loss, and (ii) the amount relating to all other factors. Only the estimated credit loss amount is recognized currently in earnings, with the remainder of the loss recognized in other comprehensive income. Estimating cash flows and determining whether there is other-than-temporary impairment require management to exercise judgment and make significant assumptions, including, but not limited to, assumptions regarding estimated prepayments, loss assumptions, and assumptions regarding changes in interest rates. As a result, actual impairment losses, and the timing of income recognized on these securities, could differ from reported amounts.

No other-than-temporary impairment charges have been provided for in the financial statements at December 31, 2012 and 2011.

Mortgage Loans Receivable Held for Sale

Loans that the Company intends to sell, subsequent to origination or acquisition, are classified as mortgage loans receivable held for sale, net of any applicable allowance for credit loss. Mortgage loans classified as held for sale are generally subject to a specific marketing strategy or a plan of sale.

Loans held for sale are accounted for at the lower of cost or fair value on an individual basis. Loan origination fees and direct loan origination costs are deferred until the related loans are sold.

Mortgage Loans Receivable Held for Investment

Loans that the Company has the intent and ability to hold for the foreseeable future, or until maturity or payoff, are reported at their outstanding principal balances net of any unearned income, unamortized deferred fees or costs, premiums or discounts and an allowance for loan losses. Loan origination fees and direct loan origination costs are deferred and recognized in interest income over the estimated life of the loans using the interest method, adjusted for actual prepayments.

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

The Company evaluates each loan classified as mortgage loans receivable held for investment for impairment at least quarterly. Impairment occurs when it is deemed probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan. If the loan is considered to be impaired, an allowance is recorded to reduce the carrying value of the loan to the present value of the expected future cash flows discounted at the loans contractual effective rate or the fair value of the collateral, if repayment is expected solely from the collateral.

The Company’s loans are typically collateralized by real estate. As a result, the Company regularly evaluates the extent and impact of any credit deterioration associated with the performance and/or value of the underlying collateral property as well as the financial and operating capability of the borrower/sponsor on a loan by loan basis. The Company also evaluates the financial wherewithal of any loan guarantors as well as the borrower’s competency in managing and operating the properties. In addition the Company considers the overall economic environment, real estate sector, and geographic sub-market in which the borrower operates. Such impairment analyses are completed and reviewed by asset management personnel, who utilize various data sources, including (i) periodic financial data such as property occupancy, tenant profile, rental rates, operating expenses, the borrowers exit plan, and capitalization and discount rates, (ii) site inspections, and (iii) current credit spreads and other market data.

Upon the completion of the process above, the Company concluded that no loans were impaired as of December 31, 2012, 2011 or 2010. Significant judgment is required when evaluating loans for impairment, therefore actual results over time could be materially different.

Real Estate

Certain real estate is carried at historical cost less accumulated depreciation. Costs directly related to acquisitions deemed to be business combinations are expensed. Ordinary repairs and maintenance which are not reimbursed by the tenants are expensed as incurred. Major replacements and betterments which improve or extend the life of the asset are capitalized and depreciated over their useful life. Real estate is depreciated using the straight-line method over the estimated useful lives of the assets which range from twelve to forty-nine years.

Operating real estate assets are stated at cost and consist of land, buildings and improvements, including other costs incurred during their possession, renovation and acquisition. A property acquired not subject to an existing lease is treated as the acquisition of an asset, recorded at its purchase price, allocated between land and building based upon their fair values at the date of acquisition, with acquisition costs capitalized to the basis of the asset acquired. A property acquired with an existing lease is accounted for as a business combination.

The Company allocates the cost of a real estate acquisition that is a business, including the assumption of liabilities, to tangible assets such as land, buildings and improvements and intangible assets and liabilities for in-place leases, above- and below-market leases, and tenant relationships, based on their estimated fair values. The fair value of the tangible assets of an acquired property is determined by valuing the property as if it were vacant. Above- and below-market and in-place lease values are recorded based on the present value (using a discount rate

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be received and management’s estimate of market lease rates, measured over the non-cancelable terms of the respective leases, plus any extended term for leases with below-market renewal options when these renewals are expected to be exercised. Other intangible assets for in-place leases include estimates of carrying costs, such as real estate taxes, insurance, other operating expenses, and lost rental revenue during the hypothetical expected lease-up periods based on the evaluation of current market demand. Management also estimates costs to execute similar leases, including leasing commissions, tenant improvements, legal and other related costs.

Real estate is primarily leased to others on a net basis whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance, repairs, renewals and improvements. These leases are for fixed terms of varying length and provide for annual rentals. Rental income from leases is recognized on a straight-line basis over the term of the respective leases. The excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in unbilled rent receivable in the consolidated balance sheets.

The following is a schedule of future minimum rent under leases at December 31, 2012:

Amount
2013	$18,485,198
2014	18,485,198
2015	18,485,198
2016	18,494,072
2017	18,585,717
Thereafter	277,837,636

Total	$370,373,019

Investment in Equity Method Investee

The Company holds a non-controlling interest in a partnership. The Company is deemed to exert significant influence over the affairs of the partnership and accounts for this investment using the equity method of accounting. The investment balance is increased each period for additional capital contributions and a share of the entity’s earnings and decreased for cash distributions and a share of the entity’s losses.

Valuation of Financial Instruments

Considerable judgment is necessary to interpret market data and develop estimated fair values. Accordingly, fair values are not necessarily indicative of the amounts the Company could realize upon disposition of the financial instruments. Financial instruments with readily available active quoted prices, or for which fair value can be measured from actively quoted prices, generally will have a higher degree of pricing observability and will therefore require a lesser degree of judgment to be utilized in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have less, or no, pricing observability and will require a higher degree of judgment in measuring fair value. Pricing observability is

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

generally affected by such items as the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and overall market conditions. The use of different market assumptions and/or estimation methodologies may have a material effect on estimated fair value amounts.

For a further discussion regarding the measurement of financial instruments see Note 8, “Fair Value of Financial Instruments.”

Tuebor/Federal Home Loan Bank Membership

Tuebor Captive Insurance Company LLC (“Tuebor”), a wholly owned subsidiary of the Company, was licensed in Michigan and approved to operate as a captive insurance company as well as being approved to become a member of the Federal Home Loan Bank of Indianapolis (“FHLB”), with membership finalized with the purchase of stock, in the FHLB on July 11, 2012. That approval allowed Tuebor to purchase capital stock in the FHLB, the prerequisite to obtaining financing on eligible collateral.

Deferred Financing Costs

Fees and expenses incurred in connection with financing transactions are capitalized within other assets in the consolidated balance sheets and amortized over the term of the financing by applying the effective interest rate method and the amortization is reflected in interest expense.

Derivative Instruments

In the normal course of business, the Company is exposed to the effect of interest rate changes and may undertake a strategy to limit these risks through the use of derivatives. To address exposure to interest rates, the Company uses derivatives primarily to economically hedge the fair value variability of fixed rate assets caused by interest rate fluctuations. The Company may use a variety of derivative instruments that are considered conventional, or “plain vanilla” derivatives, including interest rate swaps, futures, caps, collars and floors, to manage interest rate risk.

To determine the fair value of derivative instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. Standard market conventions and techniques such as discounted cash flow analysis, option-pricing models, and termination cost may be used to determine fair value. All such methods of measuring fair value for derivative instruments result in an estimate of fair value, and such value may never actually be realized.

The Company recognizes all derivatives on the consolidated balance sheets at fair value. The Company does not generally designate derivatives as hedges to qualify for hedge accounting and therefore any net payments under, or fluctuations in the fair value of, these derivatives have been recognized currently in net result from derivative transactions in the accompanying consolidated statements of income.

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

Repurchase Agreements

The Company finances the majority of its mortgage loan receivables held for sale, a portion of its mortgage loan receivables held for investment and the majority of its real estate securities using repurchase agreements. Under a repurchase agreement, an asset is sold to a counterparty to be repurchased at a future date at a predetermined price, which represents the original sales price plus interest. The Company accounts for these repurchase agreements as financings under ASC 860-10-40. Under this standard, for these transactions to be treated as financings, they must be separate transactions and not linked. If the Company finances the purchase of its mortgage loan receivables held for sale, mortgage loan receivables held for investment and real estate securities with repurchase agreements with the same counterparty from which the securities are purchased and both transactions are entered into contemporaneously or in contemplation of each other, the transactions are presumed under GAAP to be part of the same arrangement, or a “Linked Transaction,” unless certain criteria are met. None of the Company’s repurchase agreements are accounted for as linked transactions.

Income Taxes

The Company is a limited liability limited partnership which elected to be treated as a partnership for income tax purposes. Therefore, the Company is generally not subject to U.S. federal and state income taxes; however, certain of the Company’s income is subject to the New York Unincorporated Business Tax.

Income and losses pass through to the partners and are reported by them individually for federal and state income tax purposes. The Company’s sole corporate subsidiary is subject to federal, state and local income tax. The corporate tax payable is not considered to be material to the Company’s financial statements and accordingly is included in other liabilities in the accompanying balance sheet.

The Company’s consolidated REIT subsidiary has operated consistent with and has elected to be treated as a real estate investment trust under the Internal Revenue Code. To qualify as a REIT, the subsidiary is required to pay dividends of at least 90% of its ordinary taxable income each year and meet certain other criteria. As a REIT, the subsidiary is subject to corporate taxes, however it is allowed a deduction for the amount of dividends paid to its shareholders/members and only pays taxes on undistributed profits. Accordingly, since the subsidiary expects to continue to distribute in excess of taxable income, no corporate-level current or deferred taxes are provided for by it or in these consolidated financial statements.

The Company determines whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement which could result in the Company recording a tax liability that would reduce partners’ capital.

The Company’s policy is to classify interest and penalties associated with underpayment of federal and state income taxes, if any, as a component of general and administrative expense

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

on its consolidated statements of income. As of December 31, 2012 and 2011, the Company does not have any interest or penalties associated with the underpayment of any income taxes. The last three tax years remain open and subject to examination by tax jurisdictions.

Revenue Recognition

Interest income is accrued based on the outstanding principal amount and contractual terms of the Company’s loans and securities. Discounts or premiums associated with the purchase of loans and investment securities are amortized or accreted into interest income as a yield adjustment on the effective interest method, based on expected cash flows through the expected maturity date of the investment. On at least a quarterly basis, the Company reviews and, if appropriate, makes adjustments to its cash flow projections. The Company has historically collected, and expect to continue to collect, all contractual amounts due on its loans and CMBS. As a result, the Company does not adjust the projected cash flows to reflect anticipated credit losses for these types of investments. If the performance of a credit deteriorated security is more favorable than forecasted, the Company will generally accrete more credit discount into interest income than initially or previously expected. These adjustments are made prospectively beginning in the period subsequent to the determination that a favorable change in performance is projected. Conversely, if the performance of a credit deteriorated security is less favorable than forecasted, an other-than-temporary impairment may be taken, and the amount of discount accreted into income will generally be less than previously expected.

The effective yield on these securities is based on the projected cash flows from each security, which is estimated based on the Company’s observation of the then current information and events and will include assumptions related to interest rates, prepayment rates and the timing and amount of credit losses. On at least a quarterly basis, the Company reviews and, if appropriate, makes adjustments to its cash flow projections based on input and analysis received from external sources, internal models, and its judgment about interest rates, prepayment rates, the timing and amount of credit losses (if applicable), and other factors. Changes in cash flows from those originally projected, or from those estimated at the last evaluation, may result in a prospective change in the yield/interest income recognized on such securities. Actual maturities of the securities are affected by the contractual lives of the associated mortgage collateral, periodic payments of scheduled principal, and repayments of principal. Therefore, actual maturities of the securities will generally be shorter than stated contractual maturities.

For loans that we have not elected to record at fair value under FASB ASC 825 and are classified as held for investment, origination fees and direct loan origination costs are also recognized in interest income over the loan term as a yield adjustment using the effective interest method. For loans classified as held for sale and that we have not elected to record at fair value under FASB ASC 825, origination fees and direct loan origination costs are deferred reducing the basis of the loan and are realized as a portion of the gain/(loss) on sale of loans when sold.

Securitization Results

We recognize gains on sale of loans upon sale to a securitization trust net of any costs related to that sale.

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

Stock Based Compensation Plan

The Company accounts for its equity-based compensation awards using the fair value method, which requires an estimate of fair value of the award at the time of grant, and generally are time based awards. For time- based awards the Company recognizes compensation expense over the substantive vesting period, on a straight-line basis.

Registration

These financial statements are prepared in conformity with the requirements applicable to a “Non-Accelerated Filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. The Company’s previously issued financial statements were not prepared in compliance with public company reporting requirements. Significant differences from the previously issued statements include segment reporting, as reflected in Note 14, Partners’ capital is now segregated for each of the classes of units in the Consolidated Balance Sheets consistent with the presentation in the Capital Statements, and business combination reporting, as reflected in Note 5.

New Accounting Pronouncements

In April 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-02, Receivables (Topic 3 10): A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring, (“ASU 2011-02”) clarifies whether loan modifications constitute troubled debt restructurings. In evaluating whether a restructuring constitutes a troubled debt restructuring, a creditor must separately conclude that both of the following exist: (a) the restructuring constitutes a concession; and (b) the debtor is experiencing financial difficulties. ASU 2011-02 is effective for the first interim or annual period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. The adoption of ASU 2011-02 did not have an effect on the Company’s financial position or results of operations.

In April 2011, the FASB issued ASU No. 2011-03, Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements, (“ASU 2011-03”), which changes the assessment of whether repurchase agreement transactions should be accounted for as sales or secured financings. In a typical repurchase agreement transaction, an entity transfers financial assets to the counterparty in exchange for cash with an agreement for the counterparty to return the same or equivalent financial assets for a fixed price in the future. Prior to this update, one of the factors in determining whether sale treatment could be used was whether the transferor maintained effective control of the transferred assets and in order to do so, the transferor must have the ability to repurchase such assets. This ASU changes the assessment of effective control by focusing on a transferor’s contractual rights and obligations with respect to transferred financial assets, rather than whether the transferor has the practical ability to perform in accordance with those rights or obligations. ASU 2011-03 was effective for the Company for the first interim or annual period beginning on or after December 15, 2011. The Company records repurchase agreements as secured borrowings and not sales, and accordingly, the adoption of this update on January 1, 2012 did not have a material impact on the Company’s consolidated financial statements.

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”). ASU 2011-04 clarifies the application of existing fair value measurement requirements, changes certain principles related to measuring fair value and requires additional disclosures about fair value measurements. Specifically, the guidance specifies that the concepts of highest and best use and valuation premise in a fair value measurement are only relevant when measuring the fair value of nonfinancial assets whereas they are not relevant when measuring the fair value of financial assets and liabilities. Required disclosures are expanded under the new guidance, especially for fair value measurements that are categorized within Level 3 of the fair value hierarchy, for which quantitative information about the unobservable inputs used, and a narrative description of the valuation processes in place and sensitivity of recurring Level 3 measurements to changes in unobservable inputs will be required. Entities will also be required to disclose the categorization by level of the fair value hierarchy for items that are not measured at fair value in the balance sheet but for which the fair value is required to be disclosed. ASU 2011-04 is effective for annual periods beginning after December 15, 2011, and is to be applied prospectively. The adoption of this guidance did not have a material impact on the Company’s financial position or results of operations.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU 2011-05”). The amendments in this ASU require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. In December 2011, the FASB deferred portions of this update in its issuance of ASU No. 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05 (“ASU 2011-12”). The amendment requires that all non-owner changes in stockholders’ equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-12 defers only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. ASU 2011-05 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2011, with early adoption permitted, but full retrospective application is required. The adoption of ASU 2011-05 and ASU 2011-12 did not have a material impact on the Company’s financial statement presentation.

In November 2011, the FASB issued ASU 2011-10, Property, Plant and Equipment (Topic 360): Derecognition of in Substance Real Estate—a Scope Clarification (a consensus of the FASB Emerging Issues Task Force) (“ASU 2011-10”). ASU 2011-10 requires a parent company that ceases to have a controlling financial interest in a subsidiary that is in substance real estate because the subsidiary has defaulted on its nonrecourse debt to use the FASB’s Real Estate guidance to determine whether to derecognize the in substance real estate entities. ASU 2011-10 is effective for reporting periods beginning on or after June 15, 2012. The adoption of ASU 2011 -10 did not have a material impact on the Company’s financial position or results of operations.

In December 2011, the FASB released ASU 2011 -11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011 -11”). ASU 2011 -11 requires companies to provide new disclosures about offsetting and related arrangements for financial instruments

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

and derivatives. The provisions of ASU 2011 -11 are effective for reporting periods beginning on or after January 1, 2013, and are required to be applied retrospectively. The adoption of ASU 2011 -11 is not expected to have a material impact on the Company’s financial statement disclosures.

In February 2013, the FASB released ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities (“ASU 2013-01”). ASU 2013-01 limits the scope of the new balance sheet offsetting disclosure requirements to derivatives (including bifurcated embedded derivatives), repurchase agreements and reverse repurchase agreements, and securities borrowing and lending transactions. Our adoption of this standard effective January 1, 2013 is not expected to have a material impact on the Company’s financial statement disclosures.

In February 2013, the FASB released ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 enhances the reporting of reclassifications out of accumulated other comprehensive income (“AOCI”). ASU 2013-02 sets requirements for presentation for significant items reclassified to net income in their entirety during the period and for items not reclassified to net income in their entirety during the period. It requires companies to present information about reclassifications out of AOCI in one place. It also requires companies to present reclassifications by component when reporting changes in AOCI balances. Our adoption of this standard effective January 1, 2013 is not expected to have a material impact on the Company’s financial statement disclosures.

3.    REAL ESTATE SECURITIES

The following is a summary of the Company’s securities at December 31, 2012 and 2011. CMBS, CMBS interest-only, GN construction securities, and GN permanent securities are classified as available-for-sale and reported at fair value with changes in fair value recorded in the current period in other comprehensive income. GNMA interest-only and FHLMC interest-only securities are recorded at fair value with changes in fair value recorded in current period earnings.

December 31, 2012

			Gross Unrealized				Weighted Average
Asset Type	Outstanding Face Amount	Amortized Cost Basis	Gains	Losses	Carrying Value	# of Securities	Rating (1)	Coupon %	Yield %	Remaining Maturity (years)
	($ in thousands)
CMBS	$781,271	$783,454	$23,763	$(444)	$806,773	93	AAA	5.38%	4.77%	1.43
CMBS interest-only	234,463	25,219	1,924	—	27,143	3	AAA	2.11%	2.70%	3.28
GNMA interest-only	2,039,528	121,825	2,974	(3,802)	120,997	31	AAA	1.34%	8.79%	2.99
FHLMC interest-only	222,515	9,518	481	—	9,999	2	AAA	0.89%	5.31%	2.56
GN construction securities	43,023	44,435	7,459	(6)	51,843	10	AAA	5.03%	3.57%	6.54
GN permanent securities	105,566	109,008	214	(415)	108,807	18	AAA	5.22%	3.63%	2.68

Total	$3,426,366	$1,093,459	$36,815	$(4,667)	$1,125,562

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

December 31, 2011

			Gross Unrealized				Weighted Average
Asset Type	Outstanding Face Amount	Amortized Cost Basis	Gains	Losses	Carrying Value	# of Securities	Rating (1)	Coupon %	Yield %	Remaining Maturity (years)
	($ in thousands)
CMBS	$1,619,706	$1,627,326	$18,176	$(754)	$1,644,748	136	AAA	5.24%	4.65%	1.45
CMBS interest-only	275,293	19,202	122	(71)	19,253	4	AAA	1.57%	6.94%	5.17
GNMA interest-only	1,453,721	92,328	5,425	(71)	97,682	21	AAA	1.40%	10.45%	8.48
FHLMC interest-only	119,418	1,772	—	(19)	1,753	1	AAA	0.32%	4.78%	5.84
FNMA	4,773	4,425	—	(129)	4,296	1	AAA	7.21%	8.02%	9.52
GN construction securities	24,801	25,586	6,109	—	31,695	6	AAA	5.29%	4.74%	6.92
GN permanent securities	140,211	146,602	337	(1,296)	145,643	15	AAA	5.64%	4.23%	3.50

Total	$3,637,923	$1,917,241	$30,169	$(2,340)	$1,945,070

(1)	Represents the weighted average of the ratings of all securities in each asset type, expressed as an S&P equivalent rating. For each security rated by multiple credit rating agencies, the lowest rating is used. Ratings provided were determined by third party rating agencies as of a particular date, may not be current and are subject to change (including the assignment of a “negative outlook” or “credit watch”) at any time.

For the year ended December 31, 2010, there were realized gains of $1,260,855 on sales of GNMA interest-only securities included in sale of securities, net on the Company’s consolidated statements of income. There were no sales of GNMA interest-only securities in the two years ended December 31, 2012, and there were no sales of CMBS interest-only or FHLMC interest-only securities in the three years ended December 31, 2012.

The following is a breakdown of the fair value of the Company’s securities by remaining maturity based upon expected cash flows at December 31, 2012 and 2011 ($ in thousands):

December 31, 2012

Asset Type	Within 1 year	1-5 years	5-10 years	After 10 years	Total
CMBS	$324,559	$473,049	$9,165	$—	$806,773
CMBS interest-only	—	27,143	—	—	27,143
GNMA interest-only	1,186	119,811	—	—	120,997
FHLMC interest-only	—	9,999	—	—	9,999
GN construction securities	—	5,775	46,068	—	51,843
GN permanent securities	15,489	92,239	1,079	—	108,807

Total	$341,234	$728,016	$56,312	$—	$1,125,562

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

December 31, 2011

Asset Type	Within 1 year	1-5 years	5-10 years	After 10 years	Total
CMBS	$941,075	$659,662	$44,011	$—	$1,644,748
CMBS interest-only	832	—	18,421	—	19,253
GNMA interest-only	—	—	1,753	—	1,753
FHLMC interest-only	—	—	93,601	4,081	97,682
FNMA	—	—	4,296	—	4,296
GN construction securities	—	12,307	19,388	—	31,695
GN permanent securities	20,934	84,196	33,686	6,827	145,643

Total	$962,841	$756,165	$215,156	$10,908	$1,945,070

4.     MORTGAGE LOAN RECEIVABLES

For the year ended December 31, 2012, the Company originated/purchased $2,463,328,246 first mortgage and mezzanine loan receivables on commercial real estate properties and $15.7 million Federal Housing Authority (“FHA”) commercial mortgage loans and received $280,567,835 of principal repayments on outstanding loans. The Company participated in six securitization transactions by selling originated first mortgage loans totaling $1.599 billion and sold five loans totaling $150.7 million to the partnership described in Note 6.

For the year ended December 31, 2011, the Company originated $1,448,590,615 first mortgage and mezzanine loan receivables on commercial real estate properties and received $64,249,342 of principal repayments on outstanding loans. The Company participated in three securitization transactions by selling originated first mortgage loans totaling $1.014 billion, sold loans totaling $139.9 million to the Partnership described in Note 6, and an additional $229 million as a whole loan sale.

December 31, 2012

	Outstanding Face Amount	Amortized Cost Basis	Weighted Average Yield	Remaining Maturity (years)
Mortgage loan receivables held for investment, at amortized cost	$331,719,768	$326,318,550	11.28%	2.27
Mortgage loan receivables held for sale	623,644,114	623,332,620	4.81%	8.84

Total	$955,363,882	$949,651,170

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

December 31, 2011

	Outstanding Face Amount	Amortized Cost Basis	Weighted Average Yield	Remaining Maturity (years)
Mortgage loan receivables held for investment, at amortized cost	$259,088,116	$255,196,384	9.94%	1.73
Mortgage loan receivables held for sale	258,841,725	258,841,725	5.56%	9.50

Total	$517,929,841	$514,038,109

The following table summarizes the mortgage loan receivables by loan type:

December 31, 2012

	Outstanding Face Amount	Amortized Cost Basis
Mortgage loan receivables held for sale
First mortgage loan	$623,644,114	$623,332,620

Total mortgage loan receivables held for sale	623,644,114	623,332,620

Mortgage loan receivables held for investment, at amortized cost
First mortgage loan	233,610,367	231,826,359
Mezzanine loan	94,346,656	92,629,446
Loan participation	3,762,745	3,762,745

Total mortgage loan receivables held for investment, at amortized cost	331,719,768	328,218,550

Reserve for loan losses	—	1,900,000

Total	$955,363,882	$949,651,170

December 31, 2011

	Outstanding Face Amount	Amortized Cost Basis
Mortgage loan receivables held for sale
First mortgage loan	$258,841,725	$258,841,725

Total mortgage loan receivables held for sale	258,841,725	258,841,725

Mortgage loan receivables held for investment, at amortized cost
First mortgage loan	233,040,964	230,829,024
Mezzanine loan	20,147,152	19,986,067
Loan participation	5,900,000	5,832,460

Total mortgage loan receivables held for investment, at amortized cost	259,088,116	256,647,551

Reserve for loan losses	—	1,451,167

Total	$517,929,841	$514,038,109

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

As described in Note 2, the Company evaluates each of its loans for impairment at least quarterly. Its loans are typically collateralized by real estate. As a result, the Company regularly evaluates the extent and impact of any credit deterioration associated with the performance and/or value of the underlying collateral property, as well as the financial and operating capability of the borrower. Specifically, a property’s operating results and any cash reserves are analyzed and used to assess (i) whether cash flow from operations is sufficient to cover the debt service requirements currently and into the future, (ii) the ability of the borrower to refinance the loan at maturity, and/or (iii) the property’s liquidation value. The Company also evaluates the financial wherewithal of any loan guarantors as well as the borrower’s competency in managing and operating the properties. In addition the Company considers the overall economic environment, real estate sector, and geographic sub-market in which the borrower operates. Such impairment analyses are completed and reviewed by asset management personnel, who utilize various data sources, including (i) periodic financial data such as property occupancy, tenant profile, rental rates, operating expenses, the borrowers exit plan, and capitalization and discount rates, (ii) site inspections, and (iii) current credit spreads and other market data.

Reserve for Loan Losses

	For the year ended December 31,
	2012	2011	2010
Reserve for loan losses at beginning of year	$1,451,167	$1,451,167	$566,172
Reserve for loan losses	448,833	—	884,995
Charge-offs	—	—	—

Reserve for loan losses at end of year	$1,900,000	$1,451,167	$1,451,167

5.     REAL ESTATE

During 2012, the Company purchased 40 retail properties subject to long-term net lease obligations of $309,651,275. During 2011, the Company purchased one retail property subject to a long-term net lease obligation of $3,870,000. In 2012, 13 of these properties were sold for $75,646,207, resulting in a gain on sale of $1,275,235. There were no property sales in 2011. Additionally, the Company acquired, through a majority owned joint venture with an operating partner, 427 residential condominium units for $119,000,000, some of which were subject to residential leases. Real estate consists of the following:

	For the year ended December 31,
	2012	2011
Land	54,234,563	7,361,598
Building(1)	296,432,261	17,282,224
In-place leases and other intangibles(1)	33,415,296	5,158,028

Real estate	$384,082,120	$29,801,850
Less: Accumulated depreciation and amortization	(4,060,448)	(967,137)

Real estate, net	$380,021,672	$28,834,713

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

(1)	The in-place and above/below market lease assets presented above were previously included within the Building line item in the above tables. As such amounts are separately identifiable intangible assets associated with the acquired real estate assets, management has corrected the above disclosure to separately disclose such amounts. There was no impact to real estate, net as previously disclosed or reported.

At December 31, 2012 gross intangible assets totaled $33,415,296 with total accumulated amortization of $996,999, resulting in net intangible assets of $32,418,297. At December 31, 2011 gross intangible assets totaled $5,158,028 with total accumulated amortization of $314,255, resulting in net intangible assets of $4,843,773. For the years ended December 31, 2012 and 2011, the Company recorded amortization expense of $690,086 and $226,103, respectively.

The following table presents expected amortization during the next five years and thereafter related to the acquired in-place lease intangibles, for property owned as of December 31, 2012:

Year ended December 31,	Amount
2013	$1,657,686
2014	1,657,686
2015	1,657,686
2016	1,657,686
2017	1,657,686
Thereafter	24,129,867

Total	$32,418,297

The following unaudited pro forma financial information has been prepared to provide information with regard to real estate acquisitions.

The accompanying unaudited pro forma information for the years ended December 31, 2012 and 2011 combine our historical operations with the purchase of each of the real estate described above, as if those transactions had occurred on January 1, 2011.

The unaudited pro forma information has been prepared based upon our historical consolidated financial statements and certain historical financial information of the acquired properties and should be read in conjunction with the consolidated financial statements and notes thereto. This unaudited pro forma information may not be indicative of the results that actually would have occurred if these transactions had been in effect on the dates indicated, nor do they purport to represent our future results of operations.

	For the year ended December 31, 2012
	Company Historical	Acquisitions	Consolidated Pro Forma
Operating lease income	$8,331,338	$11,411,273	$19,742,611
Net income	172,373,934	12,812,695	185,186,629

	For the year ended December 31, 2011
	Company Historical	Acquisitions	Consolidated Pro Forma
Operating lease income	$2,290,291	$16,800,519	$19,090,810
Net income	71,731,679	8,728,471	80,460,150

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

The most significant adjustments made in preparing the unaudited pro forma information were to: (i) include the incremental operating lease income, (ii) include the incremental depreciation and, (iii) exclude transaction costs associated with the properties acquired.

Included in operating lease income is base rent, presented on a straight-line basis. The straight-line rent adjustment resulted in an increase to operating lease income of approximately $200,197 and $293,515 for the years ended December 31, 2012 and 2011, respectively.

From the date of acquisition through December 31, 2012, the Company recorded $5,389,246 of operating lease income from the real estate acquisitions.

6.     INVESTMENT IN EQUITY METHOD INVESTEE

On April 15, 2011, the Company entered into a limited partnership agreement and acquired a 100% general partnership interest and a 10% limited partnership interest in Ladder Capital Realty Income Partnership I LP (the “Partnership”). The Partnership was formed to acquire first loan mortgages collateralized by commercial real estate property for purposes of income and/or capital appreciation. The Company accounts for its interest in the Partnership using the equity method of accounting as it exerts significant influence but the unrelated limited partners have substantive participating rights. During the years ended December 31, 2012 and 2011, the Company contributed $9.3 million and $9.5 million, respectively, of cash into the Partnership. Simultaneously with the execution of the Partnership agreement, the Company was engaged as the Manager and is entitled to a fee based upon the average net equity invested in the Partnership, which is subject to a fee reduction in the event organization expenses (as defined in the Partnership Agreement) exceed $500,000. During the years ended December 31, 2012 and 2011, the Company recorded $744,182 and $356,329, respectively, in management fees, which is reflected in fee income in the consolidated statements of income. During the year ended December 31, 2012, the Company sold five loans to the Partnership for aggregate proceeds of $152.5 million, which exceeded its carrying value by $1.8 million and is included in sale of loans, net on the consolidated statements of operations. At December 31, 2012, the Partnership has total assets and liabilities of $234 million and $108 million, respectively. During the year ended December 31, 2011, the Company sold five loans to the Partnership for aggregate proceeds of $140.9 million, which exceeded its carrying value by $1.0 million and is included in sale of loans, net on the consolidated statements of operations. At December 31, 2011, the Partnership has total assets and liabilities of $144 million and $47 million, respectively. The Company is entitled to distributions based upon its proportionate interest of 10%, and is eligible for additional distributions up to 25% if certain return thresholds are met.

7.     REPURCHASE FACILITIES AND NONRECOURSE DEBT

Repurchase Facilities/Agreements

The Company has entered into multiple committed master repurchase agreements in order to finance its lending activities throughout the fiscal year. The Company has entered into four committed master repurchase agreements, as outlined in the table below, with multiple counterparties totaling $ 1.1 billion of credit capacity. Assets pledged as collateral under these facilities are limited to CMBS securities and whole mortgage loans collateralized by first liens on

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

commercial properties. The Company’s repurchase facilities include covenants covering net worth requirements, minimum liquidity levels, and maximum leverage ratios. The Company believes it is in compliance with all covenants as of December 31, 2012 and 2011.

The Company has the option to extend some of the current facilities subject to a number of conditions, including satisfaction of certain notice requirements, no event of default exists, and no margin deficit exists, all as defined in the repurchase facility agreements. The lenders have sole discretion with respect to the inclusion of collateral in these facilities, to determine the market value of the collateral on a daily basis, to be exercised on a good faith basis, and have the right to require additional collateral, a full and/or partial repayment of the facilities (margin call), or a reduction in unused availability under the facilities, sufficient to rebalance the facilities if the estimated market value of the included collateral declines.

December 31, 2012

Committed Amount	Outstanding Amount	Interest Rate(s) at Dec. 31, 2012	Maturity	Remaining Extension Options	Eligible Collateral	Carrying Amount of Collateral	Fair Value of Collateral
$300,000,000	$40,806,925	Between 2.459% and 2.958%	9/26/2013	N/A	First mortgage commercial real estate loans & investment grade commercial mortgage backed securities	$54,603,105	$61,155,699
$50,000,000	$28,995,000	2.708%	1/29/2013	N/A	First mortgage commercial real estate loans	$37,800,000	$42,518,901
$450,000,000	$133,165,026	Between 2.458% and 3.208%	5/24/2015	Two additional twelve month periods at Company’s option	First mortgage commercial real estate loans	$225,934,255	$237,654,929
$300,000,000	$23,400,000	2.710%	1/24/2014	N/A	First mortgage commercial real estate loans	$36,000,000	$41,080,320

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

December 31, 2011

Committed Amount	Outstanding Amount	Interest Rate(s) at Dec. 31, 2011	Maturity	Extension Options	Eligible Collateral	Carrying Amount of Collateral	Fair Value of Collateral
$300,000,000	$47,141,233	Between 2.528% and 3.028%	9/26/2013	One additional twelve month period at Company’s option	First mortgage commercial real estate loans & investment grade commercial mortgage backed securities	$68,861,771	$72,764,682
$50,000,000	$7,641,433	2.78%	1/29/2013	N/A	First mortgage commercial real estate loans	$11,562,313	$12,171,216
$300,000,000	$97,903,132	Between 2.528% and 3.153%	7/2/2012	One additional twelve month period at Company’s option	First mortgage commercial real estate loans	$196,657,040	$204,173,500
$300,000,000	$—		1/24/2013	One additional twelve month period at Company’s option	First mortgage commercial real estate loans	$—	$—

The Company has also entered into a term master repurchase agreement with a major US banking institution to finance CMBS securities. As of December 31, 2012, there are $278,020,851 in borrowings outstanding on the Company’s $600 million committed facility which mature in 2014. The borrowings under this agreement have a funding rate of 1.41% and are collateralized by real estate securities with a fair market value of $324,912,372 at December 31, 2012. As of December 31, 2011, there were $826,134,084 in borrowings outstanding. The borrowings under this agreement had funding rates ranging from 1.45% to 1.48% and are collateralized by real estate securities with a fair market value of $927,391,222 at December 31, 2011.

The Company has also entered into multiple master repurchase agreements with several counterparties. As of December 31, 2012 there was $289,528,900 and at December 31, 2011 there was $618,257,276 outstanding under such facilities with several counterparties. The borrowings under these agreements have less than three month tenors and funding rates range from 0.70% to 1.71%, with typical advance rates between 60% and 95% of the collateral. These borrowings were collateralized by real estate securities with a fair market value of $349,585,161 at December 31, 2012 and $713,226,996 at December 31, 2011.

Nonrecourse Long-Term Financing (TALF)

Commencing in July 2009, the Company participated in the Term Asset-Backed Securities Loan Facility program (“TALF”). Under the TALF program, the Federal Reserve Bank of New York (“FRBNY”) lent on a nonrecourse basis an amount equal to the market value of the asset backed

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

securities (“ABS”) collateralizing the borrowing, less a haircut. Substitution of collateral during the terms of the loans was not allowed. TALF loans were not subject to mark-to-market or re-margining requirements. Any remittance of principal or interest on eligible collateral had to be used immediately to pay interest due on, or reduce the principal amount of, the TALF loan. Collateral haircuts were established by the FRBNY for each class of eligible collateral, based on the price volatility of each class of eligible collateral. The FRBNY assessed a nonrecourse loan fee (0.2% of financed amount) at the inception of each loan transaction. The Company borrowed a total of $1,137,958,984 under the program, at fixed interest rates ranging from 2.72% to 3.87%, with initial maturity dates ranging from July 2012 to March 2015. On March 31, 2010, FRBNY ceased making new loans under the TALF program. In 2011, the Company repaid the remaining borrowings under the TALF program in full and had no liability as of December 31, 2011.

Long Term Debt Financing

During 2012, the Company executed ten term debt agreements to finance real estate. During 2011, the Company executed one term debt agreement to finance real estate. These nonrecourse debt agreements are fixed rate financing at rates ranging from 4.85% to 6.75%, maturing in 2020, 2021 and 2022 and totaled $103,755,644 at December 31, 2012 and $18,564,040 at December 31, 2011.

FHLB Financing

On July 11, 2012, Tuebor became a member of the FHLB and subsequently drew its first secured funding advances from the FHLB. As of December 31, 2012, Tuebor had $262 million of borrowings outstanding (with an additional $738.0 million (unaudited) of committed term financing available to us from the FHLB), with terms of 6 months to 5 years, interest rates of 0.39% to 0.93%, and advance rates of 87% to 95% of the collateral. Collateral for the borrowings was comprised of $333 million of CMBS and U.S. Agency Securities. Tuebor is subject to state regulations which require that dividends (including dividends to the Company as its parent) may only be made with regulatory approval.

Senior Unsecured Notes

On September 14, 2012, the Company issued $325 million in principal amount of 7.375% Senior Notes due on October 1, 2017 (the “Notes”) at par. The Notes will pay interest semi-annually in cash in arrears on April 1 and October 1 of each year, beginning on September 19, 2012. The Notes are unsecured and are subject to covenants, including limitations on the incurrence of additional debt, restricted payments, liens, sales of assets, affiliate transactions and other covenants typical for financings of this type.

The Company issued the Notes with Ladder Capital Finance Corporation, as co-issuers on a joint and several basis. Ladder Capital Finance Corporation is a 100% owned finance subsidiary of Ladder Capital Finance Holdings LLLP with no assets or operations. None of Ladder Capital Finance Holdings LLLP’s other subsidiaries currently guarantee the Notes.

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

The following schedule reflects the Company’s borrowings by maturity:

2012
2013	$408,330,826
2014	349,420,851
2015	148,165,026
2016	65,000,000
2017	410,000,000
Thereafter	103,755,644

$1,484,672,347

8.     FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is based upon market quotations, broker quotations, counterparty quotations or pricing services quotations, which provide valuation estimates based upon reasonable market order indications and are subject to significant variability based on market conditions, such as interest rates, credit spreads and market liquidity. The fair value of the mortgage loan receivables held for sale is based upon a securitization model utilizing market data from recent securitization spreads and pricing.

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

Fair Value Summary Table

The carrying values and estimated fair values of the Company’s financial instruments, that are both reported at fair value on a recurring basis (as indicated) or amortized cost/par, at December 31, 2012 and 2011 are as follows:

December 31, 2012

					Weighted Average
	Outstanding Face Amount	Amortized Cost Basis	Fair Value	Fair Value Method	Yield %	Remaining Maturity (years)
Assets:	($ in thousands)
CMBS(1)	$781,271	$783,454	$806,773	Broker quotations, pricing services	4.77%	1.43
CMBS interest-only(1)	234,463	25,219	27,143	Broker quotations, pricing services	2.70%	3.28
GNMA interest-only(1)	2,039,528	121,825	120,997	Broker quotations, pricing services	8.79%	2.99
FHLMC interest-only(1)	222,515	9,518	9,999	Broker quotations, pricing services	5.31%	2.56
GN construction securities(1)	43,023	44,435	51,843	Broker quotations, pricing services	3.57%	6.54
GN permanent securities(1)	105,566	109,008	108,807	Broker quotations, pricing services	3.63%	2.68
Mortgage loan receivable held for investment, at amortized cost	331,720	326,319	331,720	Discounted Cash Flow(3)	11.28%	2.27
Mortgage loan receivable held for sale	623,644	623,333	674,414	Discounted Cash Flow(4)	4.81%	8.84
FHLB Stock(6)	13,100	13,100	13,100	(6)	3.50%	N/A

Liabilities:
Repurchase agreements—short term	359,331	359,331	359,331	Discounted Cash Flow(2)	1.47%	0.13
Repurchase agreements—long term	434,586	434,586	434,586	Discounted Cash Flow(2)	1.87%	1.47
Long term financing	103,756	103,756	106,517	Discounted Cash Flow(2)	5.35%	9.32
Borrowings from the FHLB	262,000	262,000	262,787	Discounted Cash Flow(2)	0.61%	3.06
Senior unsecured notes	325,000	325,000	333,938	Broker quotations, pricing services	7.38%	4.75
Nonhedge derivatives(1)(5)	904,350	N/A	(12,821)	Counterparty quotations	N/A	4.32

(1)	Measured at fair value on a recurring basis.
(2)	Fair value for repurchase agreement liabilities is estimated to approximate carrying amount primarily due to the short interest rate reset risk (30 days) of the financings and the high credit quality of the assets collateralizing these positions. For the nonrecourse term financing, the amortized cost approximates the fair value discounting the expected cash flows. If the collateral is determined to be impaired, the related financing would be revalued accordingly. There are no impairments on any security positions.
(3)	Fair value for mortgage loan receivable, held for investment is estimated to approximate carrying amount for those assets with short interest rate reset risk (30 days).
(4)	Fair value for mortgage loan receivable, held for sale is measured at fair value using a securitization model utilizing market data from recent securitization spreads and pricing.
(5)	The outstanding face amount of the nonhedge derivatives represents the notional amount of the underlying contracts.
(6)	Fair Value for FHLB stock approximates outstanding face amount as the Company is restricted from trading it and can only put the stock back to the FHLB at par.

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

December 31, 2011

					Weighted Average
	Outstanding Face Amount	Amortized Cost Basis	Fair Value	Fair Value Method	Yield %	Remaining Maturity (years)
Assets:	($ in thousands)
CMBS(1)	$1,619,706	$1,627,326	$1,644,748	Broker quotations, pricing services	4.65%	1.45
CMBS interest-only(1)	275,293	19,202	19,253	Broker quotations, pricing services	6.94%	5.17
GNMA interest-only(1)	1,453,721	92,328	97,682	Broker quotations, pricing services	10.45%	8.48
FHLMC interest-only(1)	119,418	1,772	1,753	Broker quotations, pricing services	4.78%	5.84
FNMA(1)	4,773	4,425	4,296	Broker quotations, pricing services	8.02%	9.52
GN construction securities(1)	24,801	25,586	31,695	Broker quotations, pricing services	4.74%	6.92
GN permanent securities(1)	140,211	146,602	145,643	Broker quotations, pricing services	4.23%	3.50
Mortgage loan receivable held for investment, net	259,088	255,196	259,088	Discounted Cash Flow(3)	9.94%	1.73
Mortgage loan receivable held for sale	258,842	258,842	272,386	Discounted Cash Flow(4)	5.56%	9.50

Liabilities:
Repurchase agreements—short term	618,257	618,257	618,257	Discounted Cash Flow(2)	1.28%	0.08
Repurchase agreements—long term	978,820	978,820	978,820	Discounted Cash Flow(2)	1.67%	1.16
Long term financing	18,564	18,564	18,700	Discounted Cash Flow(2)	6.59%	8.88
Nonhedge derivatives(1)(5)	760,850	N/A	(25,742)	Counterparty quotations	N/A	2.38

(1)	Measured at fair value on a recurring basis.
(2)	Fair value for repurchase agreement liabilities is estimated to approximate carrying amount primarily due to the short interest rate reset risk (30 days) of the financings and the high credit quality of the assets collateralizing these positions. For the nonrecourse term financing, the amortized cost approximates the fair value discounting the expected cash flows. If the collateral is determined to be impaired, the related financing would be revalued accordingly. There are no impairments on any security positions.
(3)	Fair value for mortgage loan receivable, held for investment is estimated to approximate carrying amount for those assets with short interest rate reset risk (30 days).
(4)	Fair value for mortgage loan receivable, held for sale is measured at fair value using a securitization model utilizing market data from recent securitization spreads and pricing.
(5)	The outstanding face amount of the nonhedge derivatives represents the notional amount of the underlying contracts.

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

Derivative Instruments

The Company uses derivative instruments primarily to economically manage the fair value variability of fixed rate assets caused by interest rate fluctuations. The following is a breakdown of the derivatives outstanding as of December 31, 2012 and 2011:

December 31, 2012

		Fair Value
Contract Type	Notional	Positive(1)	Negative(1)	Net
Caps
1MO LIB	$128,750,000	$21	$—	$21
Futures
5-years US T-Note	111,100,000	254,906	1,563	253,344
10-years US T-Note	319,500,000	3,650,938	243,609	3,407,328

Total futures	430,600,000	3,905,844	245,172	3,660,672
Swaps
3MO LIB	174,500,000	—	17,788,614	(17,788,614)

Total swaps	174,500,000	—	17,788,614	(17,788,614)

Credit Derivatives
CMBX	67,000,000	1,779,458	—	1,779,458
TRX	68,500,000	—	481,377	(481,377)
S&P 500 Put Options	4,000,000	3,770	—	3,770
Call Option CBOE SPX Vol Index	31,000,000	5,426	—	5,426

Total credit derivatives	170,500,000	1,788,654	481,377	1,307,277

Total derivatives	$904,350,000	$5,694,519	$18,515,163	$(12,820,644)

December 31, 2011

		Fair Value
Contract Type	Notional	Positive(1)	Negative(1)	Net
Caps
1MO LIB	$240,000,000	$1,819	$—	$1,819
Futures
5-years US T-Note	20,600,000	—	46,672	(46,672)
10-years US T-Note	176,000,000	—	2,273,453	(2,273,453)

Total futures	196,600,000	—	2,320,125	(2,320,125)
Swaps
1MO LIB	10,000,000	—	100,438	(100,438)
3MO LIB	314,250,000	—	23,322,963	(23,322,963)

Total swaps	324,250,000	—	23,423,401	(23,423,401)

Total derivatives	$760,850,000	$1,819	$25,743,526	$(25,741,707)

(1)	Included in derivative instruments, at fair value, in the accompanying consolidated balance sheet

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

The following table indicates the net realized gains/(losses) and unrealized appreciation/(depreciation) on derivatives, by primary underlying risk exposure, as included in net result from derivatives transactions in the consolidated statements of operations for the years ended December 31, 2012, 2011 and 2010.

	For the years ended December 31,
Contract Type	2012	2011	2010
Caps	$(1,798)	$(97,375)	$(523,939)
Futures	(16,987,085)	(50,943,683)	(3,101,616)
Swaps	(13,616,493)	(30,333,068)	(17,121,528)
Credit Derivatives	(5,045,613)	—	—

Total	$(35,650,989)	$(81,374,126)	$(20,747,083)

The Company’s counterparties held $32.2 million, $36.8 million and $19.4 million of cash margin as collateral for derivatives as of December 31, 2012, 2011 and 2010, respectively.

Credit Risk-Related Contingent Features

The Company has agreements with certain of its derivative counterparties that contain a provision whereby if the Company defaults on certain of its indebtedness, the Company could also be declared in default on its derivatives, resulting in an acceleration of payment under the derivatives.

Valuation Hierarchy

In accordance with the authoritative guidance on fair value measurements and disclosures under GAAP (FASB—Accounting Standards Codification Topic 820), the methodologies used for valuing such instruments have been categorized into three broad levels as follows:

Level 1—Quoted prices in active markets for identical instruments.

Level 2—Valuations based principally on other observable market parameters, including

•	Quoted prices in active markets for similar instruments,

•	Quoted prices in less active or inactive markets for identical or similar instruments,

•	Other observable inputs (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates), and

•	Market corroborated inputs (derived principally from or corroborated by observable market data).

Level 3—Valuations based significantly on unobservable inputs.

•

Valuations based on third party indications (broker quotes, counterparty quotes or pricing services) which were, in turn, based significantly on unobservable inputs or were otherwise not supportable as Level 2 valuations.

•	Valuations based on internal models with significant unobservable inputs.

Pursuant to the authoritative guidance, these levels form a hierarchy. The Company follows this hierarchy for its financial instruments measured at fair value on a recurring basis. The classifications are based on the lowest level of input that is significant to the fair value measurement.

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

It is the Company’s policy to determine when transfers between levels of the fair value hierarchy are deemed to have occurred at the end of the reporting period.

The following table summarizes the Company’s financial assets and liabilities, that are both reported at fair value on a recurring basis (as indicated) or amortized cost/par, at December 31, 2012 and 2011:

December 31, 2012

	Outstanding Face Amount	Fair Value
		Level 1	Level 2	Level 3	Total
	($ in thousands)
Assets:
CMBS*	$781,271	$—	$806,773	$—	$806,773
CMBS interest-only*	234,463	—	27,143	—	27,143
GNMA interest-only*	2,039,528	—	120,997	—	120,997
FHLMC interest-only*	222,515	—	9,999	—	9,999
GN construction securities*	43,023	—	51,843	—	51,843
GN permanent securities*	105,566	—	108,807	—	108,807
Mortgage loan receivable held for investment	331,720	—	—	331,720	331,720
Mortgage loan receivable held for sale	623,644	—	—	674,414	674,414
FHLB Stock	13,100	13,100	—	—	13,100

Liabilities:
Repurchase agreements—short term	359,331	—	359,331	—	359,331
Repurchase agreements—long term	434,586	—	434,586	—	434,586
Long term financing	103,756	—	—	106,517	106,517
Borrowings from the FHLB	262,000	—	—	262,787	262,787
Senior unsecured notes	325,000	—	333,938	—	333,938
Nonhedge derivatives*	904,350	—	(12,821)	—	(12,821)

December 31, 2011

	Outstanding Face Amount	Fair Value
		Level 1	Level 2	Level 3	Total
	($ in thousands)
Assets:
CMBS*	$1,619,706	$—	$1,644,748	$—	$1,644,748
CMBS interest-only*	275,293	—	19,253	—	19,253
GNMA interest-only*	1,453,721	—	97,682	—	97,682
FHLMC interest-only*	119,418	—	1,753	—	1,753
FNMA*	4,773	—	4,296	—	4,296
GN construction securities*	24,801	—	31,695	—	31,695
GN permanent securities*	140,211	—	145,643	—	145,643
Mortgage loan receivable held for investment	259,088	—	—	259,088	259,088
Mortgage loan receivable held for sale	258,842		—	272,386	272,386

Liabilities:
Repurchase agreements—short term	618,257	—	618,257	—	618,257
Repurchase agreements—long term	978,820	—	978,820	—	978,820
Long term financing	18,564	—	—	18,700	18,700
Nonhedge derivatives*	760,850	—	(25,742)	—	(25,742)

*	Measured at fair value on a recurring basis. The outstanding face amount of the nonhedge derivatives represents the notional amount of the underlying contracts.

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

9.     PARTNERS’ CAPITAL

On April 20, 2010, 910,491 Class A-2 Common units were issued to a new member of the management team, with a Threshold Amount, as defined in the Company’s Limited Liability Company Agreement (“LLC Agreement”), and a market value of $0.85 per unit. The Threshold Amount is the dollar amount equal to the amount that would, in the reasonable determination of the Company’s Board of Directors (the “Board”), be distributed with respect to one of the Company’s then issued and outstanding Original Class A-2 Common Units, as defined in the Company’s LLC Agreement, with a Threshold Amount of zero dollars ($0).

On June 4, 2012, 1,127,543 Class A-2 Common Units and 31,451.61 Series B Participating Preferred Units were granted to a new member of the management team. The grants issued are subject to a thirty-six (36) month vesting period, commencing on January 1, 2012. In addition, the new member purchased 24,193.55 Series B Participating Preferred Units as well as received an option to purchase an additional 24,193.55 Series B Participating Preferred Units within one year of grant date at a price of $124 per unit. The fair value of the units at grant date was $130 per unit, and the difference is recognized to deferred compensation expense over the vesting period.

Effective August 9, 2011, the Company converted from a limited liability company to a limited liability limited partnership.

Series B Participating Preferred Units Offering

In August 2011, the Company completed a private offering of its Series B Participating Preferred units. Certain members of the management team, the TowerBrook Funds, GI Partners, as well as other investors purchased 2,075,619 Series B Participating Preferred units of the Company (the “Series B Preferred” or the “Interests”) at a price of $124.00 per unit or $257,376,700. Additional distributions to both the Series A and B Preferred unit holders and Common unit holders will be made based on their relative percentage of outstanding units at the time, as defined in the Limited Liability Limited Partnership Agreement.

Cash Distributions to Partners

Distributions (other than tax distributions which are described below) will be made in the priorities described below at such times and in such amounts as the Company’s Board of Directors determines as follows:

First, to the holders of Series A and B Preferred pro rata based on the then Series A and B Participating Preferred Unreturned Capital Value (as defined in the LLC Agreement) of each such holder’s Interests; and

Second, to the holders of Series A and B Participating Preferred Units and Class A Common Units as follows: (A) to the holders of the Series A and B Participating Preferred Units (pro rata based on the number of then issued and outstanding Series A and B Participating Preferred Units), an amount equal to the product of (x) the Series A and B Participating Preferred Percentage as of the date of such distribution multiplied by (y) the amount to be distributed; and (B) to the holders of the Class A Common Units, (pro rata based on the then Aggregate Class A Common Units Outstanding), including any deemed owners of Class A-2 Common Units, an

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

amount equal to the product of (xx) the Class A Common Percentage as of the date of such distribution multiplied by (yy) the amount to be distributed, taking into account the relevant Threshold Amounts, as appropriate.

Notwithstanding the foregoing, subject to available liquidity as determined by Company’s Board of Directors, the Company intends to make quarterly tax distributions equal to a partner’s “Quarterly Estimated Tax Amount”, which shall be computed (as more fully described in the Company’s LLC agreement) for each partner as the product of (x) the federal taxable income (or alternative minimum taxable income, as the case may be, allocated by the Company to such partner in respect of the partnership interests of the Company held by such partner and (y) the highest marginal blended federal, state and local income tax rate applicable to an individual residing in New York, NY, taking into account for federal income tax purposes, the deductibility of state and local taxes.

Allocation of Income and Loss

Income and losses are allocated among the partners in a manner to reflect as closely as possible the amount each partner would be distributed under the LLLP agreement upon liquidation of the Company’s assets.

Accumulated Other Comprehensive Income Roll-forward

Accumulated other comprehensive income consists of unrealized gains on investments in real estate securities. The following is the rollforward of accumulated other comprehensive income included in capital:

Accumulated Other Comprehensive Income
Beginning balance, January 1, 2010	$14,139,376
change(1)	21,744,363

Ending balance, December 31, 2010	35,883,739
change(1)	(13,389,456)

Ending balance, December 31, 2011	22,494,283
change(1)	10,000,809

Ending balance, December 31, 2012	$32,495,092

(1)	Amount of change reflects increases (decreases) in unrealized gains/(losses) related to investments in real estate securities, net of reclassification adjustments.

10.     RELATED PARTY TRANSACTIONS

The Company entered into a loan referral agreement with Meridian Capital Group LLC (“Meridian”), which is an affiliate of the chairman of the Company’s board of managers and an investor in the Company. The agreement provides for the payment of referral fees for loans originated pursuant to a formula based on the Company’s net profit, as defined in the agreement, payable annually in arrears. While the arrangement gives rise to a potential conflict of interest, full disclosure is given and the borrower waives the conflict in writing. This agreement is cancelable by the Company based on the occurrence of certain events, or by Meridian for nonpayment of amounts due under the agreement. The Company incurred fees of

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

$1,683,594 during 2012 for loans originated in accordance with this agreement, of which $1,683,594 is accrued for and paid as of December 31, 2012. The Company incurred fees of $219,597 during 2011 for loans originated in accordance with this agreement, of which $219,597 is accrued for and payable as of December 31, 2011. The Company incurred fees of $437,548 during 2010 for loans originated in accordance with this agreement. These fees are reflected in operating expenses in the accompanying consolidated statement of income.

11.     COMPENSATION PLANS

The 2008 Incentive Equity Plan of the Company, was adopted by the Board on September 22, 2008 (the “2008 Plan”), and provides certain executives, other key employees and directors of the Company or any other Ladder Company (as defined in the 2008 Plan) with additional incentives.

As discussed in Note 9, on April 20, 2010, 910,491 Class A-2 Common Units were granted to an executive of the Company. The grants issued are subject to a forty-two (42) month vesting period, commencing on April 20, 2010. On June 4, 2012, 1,127,543 Class A-2 Common Units and 31,451.61 Series B Participating Preferred Units were granted to a new member of the management team. The grants issued are subject to a thirty-six (36) month vesting period, commencing on January 1, 2012. In addition, the new member purchased 24,193.55 Series B Participating Preferred Units as well as received an option to purchase an additional 24,193.55 Series B Participating Preferred Units within one year of grant date at a price of $124 per unit. The fair value of the units at grant date was $130 per unit, and the difference is recognized to deferred compensation expense over the vesting period.

The Company has estimated the fair value of such units granted utilizing a discounted cash flow model as of the last capital call date. Key input assumptions have been estimated based on certain assumptions with respect to management’s prior experience, current market conditions and projected conditions of the commercial real estate industry. All units issued under the 2008 Plan are amortized over the units’ vesting periods and charged against income. The Company recognized equity-based compensation expense of $2,407,773, $150,696 and $173,803 for the years ended December 31, 2012, 2011 and 2010, respectively.

A summary of the grants is presented below:

	For the Years Ended December 31,
	2012		2011		2010
	Number of Units	Weighted Average Fair Value	Number of Units	Weighted Average Fair Value	Number of Units	Weighted Average Fair Value
Grants—Class A-2 Common Units	1,127,543	$1,360,106	—	$—	910,491	$23,107
Grants—Series B Participating Preferred Units	31,452	4,088,710
Amortization to compensation expense
Class A-2 Common Units		(515,300)		(150,696)		(173,803)
Series B Participating Preferred Units		(1,892,473)		—		—

Total amortization to compensation expense		$(2,407,773)		$(150,696)		$(173,803)

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

Deferred Compensation Plan

In February 2012, the employees contributed $2,156,283 to the Phantom Equity Investment Plan. In December 2012, the employees contributed $4,275,371 to the Phantom Equity Investment Plan. Under the Plan, there are annual mandatory contributions to the Plan based upon a minimum level of total compensation in addition to elective contributions. Mandatory contributions are subject to one-third vesting over a three year period following the applicable Plan year in which the related compensation was earned and are generally forfeited upon a participant’s resignation or termination for cause. Elective contributions are immediately vested upon contribution. The compensation expense relating to the deferred compensation plan is recognized at the contribution date. The employees receive phantom units of Series B Participating Preferred Units at the fair market value of the units.

12.     COMMITMENTS

Leases

The Company entered into an operating lease for its office space. The lease commenced on January 5, 2009 and expires on May 30, 2015. There is an option to renew the lease for an additional five years at an increased monthly rental. In 2011, the Company entered into 2 new leases for both its primary office space as well as for a secondary space. The lease on the primary office space commenced on October 2, 2011 and expires on January 31, 2022. The lease for the second location commenced on September 15, 2011 and expires on November 30, 2014. In 2012, the Company entered into one new lease for secondary office space. The lease commenced on May 1, 2012 and expires on May 1, 2015. The following is a schedule of future minimum rental payments required under the above operating leases:

Year ended December 31,	Amount
2013	$1,814,847
2014	1,814,045
2015	1,381,992
2016	1,125,069
2017	1,180,400
Thereafter	4,819,967

Total	$12,136,320

GN Construction Loan Securities

The Company committed to purchase GNMA construction loan securities over a period of twelve to fifteen months. As of December 31, 2012, the Company’s commitment to purchase these securities at fixed prices ranging from 101.13 to 107.25 was $178,738,909, of which $42,030,253 was funded, with $136,708,656 remaining to be funded. As of December 31, 2011, the Company’s commitment to purchase these securities at fixed prices ranging from 101.13 to 106.63 totaled $144,359,451, of which $28,021,632 was funded, with $116,337,819 remaining to the funded. The fair value of those commitments at December 31, 2012 and 2011 was $3.4 million and $4.1 million, respectively, which was determined by pricing services as adjusted for estimated liquidity discounts and is included in other liabilities on the balance sheet.

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

13.     RISKS AND UNCERTAINTIES

The following summary of certain risk factors is not intended to be a comprehensive summary of all of the risks of the Company’s investments or all of risks inherent in investing in the Company.

Interest Rate Risk

The nature of the Company’s business exposes it to market risk arising from changes in interest rates. Changes, both increases and decreases, in the rates the Company is able to charge its borrowers, the yields the Company is able to achieve in its securities investments, and the Company’s cost of borrowing directly impacts its net income. The Company’s interest income stream from loans and securities is generally fixed over the life of its assets, whereas it uses floating-rate debt to finance a significant portion of its investments. Another component of interest rate risk is the effect changes in interest rates will have on the market value of the assets the Company acquires. The Company faces the risk that the market value of its assets will increase or decrease at different rates than that of its liabilities, including its hedging instruments. The Company mitigates interest rate risk through utilization of hedging instruments, primarily interest rate swap and futures agreements. Interest rate swap and futures agreements are utilized to hedge against future interest rate increases on the Company’s borrowings and potential adverse changes in the value of certain assets that result from interest rate changes. The Company generally seeks to hedge assets that have a duration longer than two years, including newly originated conduit first mortgage loans, securities in the Company’s CMBS portfolio if long enough in duration, and most of its U.S. Agency Securities portfolio.

Market Value Risk

The Company’s securities investments are reflected at their estimated fair value. The change in estimated fair value of securities available-for-sale is reflected in accumulated other comprehensive income. The change in estimated fair value of Agency interest-only securities is recorded in current period earnings. The estimated fair value of these securities fluctuates primarily due to changes in interest rates and other factors. Generally, in a rising interest rate environment, the estimated fair value of these securities would be expected to decrease; conversely, in a decreasing interest rate environment, the estimated fair value of these securities would be expected to increase. As market volatility increases or liquidity decreases, the market value of the Company’s assets may be adversely impacted. The Company’s fixed rate mortgage loan portfolio is subject to the same risks. However, to the extent those loans are classified as held for sale, they are reflected at the lower of cost or market. Otherwise, held for investment mortgage loans are reflected at values equal to the unpaid principal balances net of certain fees, costs and loan loss allowances.

Liquidity Risk

Market disruptions may lead to a significant decline in transaction activity in all or a significant portion of the asset classes in which the Company invests, and may at the same time lead to a significant contraction in short term and long term debt and equity funding sources. A decline in liquidity of real estate and real estate-related investments, as well as a lack of availability of observable transaction data and inputs, may make it more difficult to sell the Company’s investments or determine their fair values. As a result, the Company may be unable

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

to sell its investments, or only able to sell its investments at a price that may be materially different from the fair values presented. Also, in such conditions, there is no guarantee that the Company’s borrowing arrangements or other arrangements for obtaining leverage will continue to be available, or if available, will be available on terms and conditions acceptable to the Company. In addition, a decline in market value of the Company’s assets may have particular adverse consequences in instances where it borrowed money based on the fair value of its assets. A decrease in the market value of the Company’s assets may result in the lender requiring it to post additional collateral or otherwise sell assets at a time when it may not be in the Company’s best interest to do so. Finally, the Company’s captive insurance company subsidiary is subject to state regulations which require that dividends may only be made with regulatory approval.

Credit Risk

The Company is subject to varying degrees of credit risk in connection with its investments. The Company seeks to manage credit risk by performing deep credit fundamental analysis of potential assets and through ongoing asset management. The Company’s investment guidelines do not limit the amount of its equity that may be invested in any type of its assets, however, investments greater than a certain size are subject to review of the Risk and Underwriting Committee of the Board of Directors.

Credit Spread Risk

Credit spread risk is the risk that interest rate spreads between two different financial instruments will change. In general, fixed-rate commercial mortgages and CMBS are priced based on a spread to Treasury swaps. The Company generally benefits if credit spreads narrow during the time that it holds a portfolio of mortgage loans or CMBS investments, and the Company may experience losses if credit spreads widen during the time that it holds a portfolio of mortgage loans or CMBS investments. The Company actively monitors its exposure to changes in credit spreads and The Company may enter into credit total return swaps or take positions in other credit related derivative instruments to moderate its exposure against losses associated with a widening of credit spreads.

Risks Related to Real Estate

Real estate and real estate-related assets are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors); local real estate conditions; changes or continued weakness in specific industry segments; construction quality, age and design; demographic factors; and retroactive changes to building or similar codes. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay the underlying loans, which could also cause the Company to suffer losses.

Covenant Risk

In the normal course of business, the Company enters into loan agreements with certain lenders to finance its real estate investment transactions. These loan agreements contain,

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

among other conditions, events of default and various covenants and representations. If such events are not cured by the Company or waived by the lenders, the lenders may decide to curtail or limit extension of credit, and the Company may be forced to repay its loans. For the years ended December 31, 2012, 2011 and 2010, the Company believes it was in compliance with all covenants.

Diversification Risk

The assets of the Company are concentrated in the real estate sector. Accordingly, the investment portfolio of the Company may be subject to more rapid change in value than would be the case if the Company were to maintain a wide diversification among investments or industry sectors. Furthermore, even within the real estate sector, the investment portfolio may be relatively concentrated in terms of geography and type of real estate investment. This lack of diversification may subject the investments of the Company to more rapid change in value than would be the case if the assets of the Company were more widely diversified.

Concentrations of Market Risk

Concentrations of market risk may exist with respect to the Company’s investments. Market risk is a potential loss the Company may incur as a result of changes in the fair values of its investments. The Company may also be subject to risk associated with concentrations of investments in geographic regions and industries.

Regulatory Risk

The Company established a broker-dealer subsidiary, Ladder Capital Securities LLC (“LCS”), which was initially licensed and capitalized to do business in July 2010. LCS is required to be compliant with the Financial Industry Regulatory Authority (“FINRA”) and Securities and Exchange Commission (“SEC”) requirements on an ongoing basis and is subject to multiple operating and reporting requirements that all broker-dealer entities are subject to. This governance is an increased level of compliance to operate within the broker-dealer requirements. In addition, Tuebor is subject to state regulation as a captive insurance company. If LCS or Tuebor fail to comply with regulatory requirements, they could be subject to loss of their licenses and registration and/or economic penalties.

14.     SEGMENT REPORTING

The Company has determined that it has three reportable segments based on how management reviews and manages its business. These reportable segments include Loans, Securities and Real Estate. The Loans segment includes mortgage loan receivables held for investment (balance sheet loans) and mortgage loan receivables held for sale (conduit loans). The Securities segment includes all of the Company’s activities related to real estate securities, which include CMBS and U.S. Agency securities. The Real Estate segment includes selected net leased and other commercial real estate assets. Corporate/Other includes our investments in joint ventures, other asset management activities and operating expenses.

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

The Company evaluates performance based on the following financial measures for each segment:

	Loans	Securities	Real Estate	Corporate/ Other(1)	Company Total
	($ in thousands)
2012
Interest income	$56,835	$80,613	$—	$(1,250)	$136,198
Interest expense	(9,244)	(15,807)	(3,595)	(7,826)	(36,472)

Net interest income (expense)	47,591	64,806	(3,595)	(9,076)	99,726
Provision for loan losses	(449)	—	—	—	(449)

Net interest income (expense) after provision for loan losses	47,142	64,806	(3,595)	(9,076)	99,277
Operating lease income	—	—	8,331	—	8,331
Sales of investments, net	152,829	19,014	1,275	1,784	174,902
Fee income	6,886	251	823	828	8,788
Net result from derivative transactions	(25,236)	(10,415)	—	—	(35,651)
Earnings from investment in equity method investee	—	—	—	1,256	1,256
Unrealized gain (loss) on agency IO securities, net	—	(5,681)	—	—	(5,681)

Total other income	134,479	3,169	10,429	3,868	151,945
Salaries and employee benefits	(21,500)	—	—	(29,590)	(51,090)
Operating expenses	(5,635)	(107)	(5,925)	(9,866)	(21,533)
Depreciation	—	—	(3,093)	(548)	(3,641)

Total costs and expenses	(27,135)	(107)	(9,018)	(40,004)	(76,264)
Tax expense	—	—	—	(2,584)	(2,584)

Segment profit (loss)	$154,486	$67,868	$(2,184)	$(47,796)	$172,374
Total assets	$949,651	$1,125,562	$380,022	$173,795	$2,629,030

2011
Interest income	$34,926	$97,828	$—	$543	$133,297
Interest expense	(10,374)	(24,281)	(1,176)	(5)	(35,836)

Net interest income (expense)	24,552	73,547	(1,176)	538	97,461
Provision for loan losses	—	—	—	—	—

Net interest income (expense) after provision for loan losses	24,552	73,547	(1,176)	538	97,461
Operating lease income	—	—	2,290	—	2,290
Sales of investments, net	66,301	20,081	—	(30)	86,352
Fee income	2,742	—	1	401	3,144
Net result from derivative transactions	(50,802)	(30,572)	—	—	(81,374)
Earnings from investment in equity method investee	—	—	—	347	347
Unrealized gain (loss) on agency IO securities, net	—	1,591	—	—	1,591

Total other income	18,241	(8,900)	2,291	718	12,350
Salaries and employee benefits	(5,470)	—	—	(20,979)	(26,449)
Operating expenses	(1,193)	—	(94)	(7,790)	(9,077)
Depreciation	—	—	(704)	(340)	(1,044)

Total costs and expenses	(6,663)	—	(798)	(29,109)	(36,570)
Tax expense	—	—	—	(1,510)	(1,510)

Segment profit (loss)	$36,130	$64,647	$317	$(29,363)	$71,731
Total assets	$514,038	$1,945,070	$28,835	$166,446	$2,654,389

2010
Interest income	$18,347	$110,571	$—	$383	$129,301
Interest expense	(8,406)	(40,333)	(338)	203	(48,874)

Net interest income (expense)	9,941	70,238	(338)	586	80,427
Provision for loan losses	(885)	—	—	—	(885)

Net interest income (expense) after provision for loan losses	9,056	70,238	(338)	586	79,542
Operating lease income	—	—	1,012	—	1,012
Sales of investments, net	30,533	22,086	2,419	—	55,038
Fee income	1,248	—	—	154	1,402
Net result from derivative transactions	(8,018)	(12,729)	—	—	(20,747)
Earnings from investment in equity method investee	—	—	—	—	—
Unrealized gain (loss) on agency IO securities, net	—	2,547	—	—	2,547

Total other income	23,763	11,904	3,431	154	39,252
Salaries and employee benefits	(3,700)	—	—	(15,828)	(19,528)
Operating expenses	(53)	(5)	(18)	(7,137)	(7,213)
Depreciation	—	—	(263)	(146)	(409)

Total costs and expenses	(3,753)	(5)	(281)	(23,111)	(27,150)
Tax expense	—	—	—	(600)	(600)

Segment profit (loss)	$29,066	$82,137	$2,812	$(22,971)	$91,044
Total assets	$509,804	$1,925,510	$25,669	$126,805	$2,587,788

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

(1)	Corporate/Other represents all corporate level and unallocated items including any intercompany eliminations necessary to reconcile to consolidated Company totals. This caption also includes the Company’s joint venture investment and strategic investments that are not related to the other reportable segments above, including the Company’s investment in FHLB stock of $13.1 million as of December 31, 2012.

15.     EARNINGS PER UNIT

The Company accounts for earnings per unit in accordance with ASC 260 and related guidance, which requires two calculations of earnings per unit (EPU) to be disclosed: basic EPU and diluted EPU. Under ASC Subtopic 260-10-45, as of January 1, 2009 unvested awards of share-based payments with rights to receive dividends or dividend equivalents, such as our Participating Preferred Units and phantom units, are considered participating securities for purposes of calculating EPU for our common units. Under the two-class method, a portion of net income is allocated to these participating securities and therefore is excluded from the calculation of EPU allocated to common units, as shown in the table below.

The numerator for basic and diluted earnings per unit is net earnings attributable to common unitholders reduced by dividends paid and earnings attributable to participating securities. The denominator for basic earnings per unit is the weighted average number of common units outstanding during the period. The denominator for diluted earnings per unit is weighted average units outstanding adjusted for the effect of dilutive unvested grants awards for common units as described in Note 11. Compensation Plans.

The following is a reconciliation of the weighted average basic number of common units outstanding to the diluted number of common and common unit equivalent units outstanding and the calculation of earnings per unit using the two-class method:

	Year Ended December 31,
	2012	2011	2010
	(In thousands except unit amounts)
Net income attributable to Preferred and Common Unit Holders	$172,423	$71,716	$91,045
Dividends Paid(1):
Common units	(15,235)	(8,784)	(8,589)
Preferred units	(60,926)	(35,196)	(34,358)

Total dividends paid to common and preferred unit holders	(76,161)	(43,980)	(42,947)
Undistributed earnings:
Common units	19,252	5,547	9,620
Preferred units	77,010	22,189	38,478

Total undistributed earnings attributable to common and preferred unit holders	$96,262	$27,736	$48,098
Weighted average common units outstanding:
Weighted average common units outstanding (basic)	21,552,694	18,130,310	14,611,127
Weighted average common units outstanding (diluted)	22,550,855	21,423,312	21,195,690
Basic earnings per common unit:
Distributed	$0.71	$0.48	$0.59
Undistributed	0.89	0.31	0.66

	$1.60	$0.79	$1.25

Diluted earnings per common unit:
Distributed	$0.68	$0.41	$0.41
Undistributed	0.85	0.26	0.45

	$1.53	$0.67	$0.86

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012, 2011 AND 2010

(1)	The Company pays quarterly dividends in arrears, so a portion of the dividends paid in each calendar year relate to the prior year’s earnings.

16.     SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 29, 2013 and determined disclosure of the following is necessary:

Master Repurchase Agreement

On April 10, 2013, the Company has amended its existing master repurchase agreement and facility with one of its lenders in order to finance its lending activities. The existing agreement was modified to provide, among other things, an increase in financing availability from $50 million to $250 million, an initial term of one year with up to two 1 year extensions and the ability to finance a broader range of loan assets that may include transitional loans and condominium loans.

New Credit Agreement

On January 24, 2013, the Company has entered into a $50 million credit agreement with one of its multiple committed financing counterparties in order to finance its securities and lending activities.

COMM 2013-LC6 Securitization

The Company participated in a securitization transaction by selling originated first mortgage loans totaling $522.2 million, of which, $440.2 million was included in Mortgage loan receivables held for sale as of December 31, 2012. The transaction settled on January 30, 2013.

LCCM 2013-GCP Securitization

The Company contributed one loan to a single asset securitization transaction by selling a first mortgage loan, originated in 2013, totaling $275.0 million. The transaction settled on March 21, 2013.

LADDER CAPITAL FINANCE HOLDINGS LLLP

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30, 2013	December 31, 2012
Assets
Cash and cash equivalents	$45,883,737	$45,178,565
Cash collateral held by broker	40,899,667	63,990,568
Mortgage loan receivables held for investment, at amortized cost	333,953,973	326,318,550
Mortgage loan receivables held for sale	577,340,067	623,332,620
Real estate securities, at fair value:
Investment grade commercial mortgage backed securities	579,740,627	806,773,207
GN construction securities	20,728,142	51,842,317
GN permanent securities	116,686,605	108,807,295
Interest-only securities	170,367,777	158,138,700
Real estate, net	521,369,055	380,021,672
Investments in unconsolidated joint ventures	10,250,537	12,674,652
FHLB stock	28,900,000	13,100,000
Derivative instruments	16,128,129	5,694,519
Due from brokers	3,333,236	1,901,713
Accrued interest receivable	9,855,951	12,082,604
Other assets	22,826,212	19,172,873

Total assets	$2,498,263,715	$2,629,029,855

Liabilities and Capital

Liabilities
Repurchase agreements	$254,977,525	$793,916,703
Long-term financing	166,270,074	103,755,644
Borrowings from the FHLB	498,000,000	262,000,000
Senior unsecured notes	325,000,000	325,000,000
Derivative instruments	8,750,622	18,515,163
Accrued expenses	41,943,975	19,273,388
Other liabilities	15,874,406	5,379,088

Total liabilities	1,310,816,602	1,527,839,986

Commitments and contingencies

Capital
Partners’ capital
Series A preferred units	827,258,769	782,832,687
Series B preferred units	291,496,047	272,818,838
Common units	59,999,899	44,956,178

Total partners’ capital	1,178,754,715	1,100,607,703
Noncontrolling interest	8,692,398	582,166

Total capital	1,187,447,113	1,101,189,869

Total liabilities and capital	$2,498,263,715	$2,629,029,855

The accompanying notes are an integral part of these consolidated financial statements.

LADDER CAPITAL FINANCE HOLDINGS LLLP

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	For the six months ended June 30,
	2013	2012
Net interest income
Interest income	$61,429,106	$71,178,568
Interest expense	23,411,488	16,047,015

Net interest income	38,017,618	55,131,553

Provision for loan losses	300,000	148,833

Net interest income after provision for loan losses	37,717,618	54,982,720

Other income
Operating lease income	15,390,326	2,290,022
Sale of loans, net	121,444,307	57,082,983
Sale of securities, net	5,876,315	10,176,188
Sale of real estate, net	7,362,721	1,474,585
Fee income	3,602,878	6,352,354
Net result from derivative transactions	22,948,736	(22,706,350)
Earnings from investment in unconsolidated joint ventures	989,351	800,939
Unrealized gain (loss) on agency IO securities, net	(5,038,843)	(2,044,154)

Total other income	172,575,791	53,426,567

Costs and expenses
Salaries and employee benefits	33,593,393	23,253,956
Operating expenses	5,009,124	5,017,386
Real estate operating expenses	6,425,142	—
Fee expense	5,193,012	2,080,319
Depreciation	6,199,189	964,252

Total costs and expenses	56,419,860	31,315,913

Income before taxes	153,873,549	77,093,374
Tax expense	3,683,520	414,169

Net income	150,190,029	76,679,205
Net (income) loss attributable to noncontrolling interest	327,030	(7,813)

Net income attributable to preferred and common unit holders	$150,517,059	$76,671,392

Earnings per common unit:
Basic	$1.38	$0.75
Diluted	$1.33	$0.71

Weighted average common units outstanding:
Basic	21,792,945	20,545,761
Diluted	22,550,855	21,609,171

The accompanying notes are an integral part of these consolidated financial statements.

LADDER CAPITAL FINANCE HOLDINGS LLLP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	For the six months ended June 30,
	2013	2012
Net income	$150,190,029	$76,679,205

Other comprehensive income (loss)
Unrealized gains on securities
Unrealized gain (loss) on real estate securities, available for sale	(10,955,184)	20,507,155
Reclassification adjustment for gains included in net income	(5,876,315)	(10,176,188)

Total other comprehensive income (loss)	(16,831,499)	10,330,967

Comprehensive income	133,358,530	87,010,172

Comprehensive (income) loss attributable to noncontrolling interest	327,030	(7,813)

Comprehensive income attributable to preferred and common unit holders	$133,685,560	$87,002,359

The accompanying notes are an integral part of these consolidated financial statements.

LADDER CAPITAL FINANCE HOLDINGS LLLP

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL

(Unaudited)

	Partners' Capital Units			Partners' Capital
	Series A Preferred Units	Series B Preferred Units	Common Units	Series A Preferred Units	Series B Preferred Units	Common Units	Total Partners' Capital	Noncontrolling Interest	Total Capital
Balance, December 31, 2011	6,115,500	2,075,619	21,423,312	707,847,217	257,376,700	23,713,486	988,937,403	125,000	989,062,403

Contributions	—	24,194	—	—	3,000,000	—	3,000,000	521,875	3,521,875
Distributions	—	—	—	(58,396,459)	(2,529,456)	(15,235,385)	(76,161,300)	(15,625)	(76,176,925)
Equity based compensation	—	31,452	1,127,543	—	1,892,473	515,300	2,407,773	—	2,407,773
Net income (loss)	—	—	—	126,069,687	12,362,100	33,991,231	172,423,018	(49,084)	172,373,934
Other comprehensive income	—	—	—	7,312,242	717,021	1,971,546	10,000,809	—	10,000,809

Balance, December 31, 2012	6,115,500	2,131,265	22,550,855	$782,832,687	$272,818,838	$44,956,178	$1,100,607,703	$582,166	$1,101,189,869

Contributions	—	14,516	—	—	1,800,000	—	1,800,000	8,437,262	10,237,262
Distributions	—	—	—	(36,517,843)	(10,602,713)	(11,780,141)	(58,900,697)	(7,813)	(58,908,510)
Equity based compensation	—	9,101	—	—	1,343,278	226,684	1,569,962	—	1,569,962
Net income (loss)	—	—	—	91,135,655	29,427,536	29,946,055	150,509,246	(319,217)	150,190,029
Other comprehensive income	—	—	—	(10,191,730)	(3,290,892)	(3,348,877)	(16,831,499)	—	(16,831,499)

Balance, June 30, 2013	6,115,500	2,154,882	22,550,855	$827,258,769	$291,496,047	$59,999,899	$1,178,754,715	$8,692,398	$1,187,447,113

The accompanying notes are an integral part of these consolidated financial statements.

LADDER CAPITAL FINANCE HOLDINGS LLLP

CONSOLIDATED STATEMENTS OF CASH FLOWS17

(Unaudited)

	For the six months ended June 30,
	2013	2012
Cash flows from operating activities:
Net income	$150,190,029	$76,679,205
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	6,199,189	964,252
Unrealized (gain) loss on derivative instruments	(20,178,151)	(2,435,117)
Unrealized gain (loss) on agency IO securities, net	5,038,843	2,044,154
Loan loss provision	300,000	148,833
Cash collateral held by broker—derivatives	(25,850,397)	(58,713,619)
Amortization of equity based compensation	1,569,962	1,320,849
Amortization of deferred financing costs included in interest expense	1,820,122	1,297,774
Accretion/amortization of discount, premium and other fees	24,605,139	13,900,555
Realized gain on sale of real estate securities	(5,876,315)	(10,176,188)
Realized gain on sale of mortgage loan receivables	(121,444,307)	(57,082,983)
Realized gain on sale of real estate	(7,362,721)	(1,474,585)
Origination of mortgage loan receivables held for sale	(1,213,546,008)	(850,014,068)
Repayment of mortgage loan receivables held for sale	4,767,867	50,321,708
Proceeds from sales of mortgage loan receivables held for sale	1,384,535,274	687,517,332
Accrued interest receivable	2,226,653	(1,108,469)
Earnings on investment in unconsolidated joint ventures	(989,351)	(800,939)
Distributions of return on capital from investment in unconsolidated joint ventures	2,988,807	917,097
Changes in operating assets and liabilities:
Due to broker	—	125,255
Due from broker	(1,431,523)	(1,435,509)
Other assets	(9,310,495)	(239,780)
Accrued expenses and other liabilities	40,260,837	10,571,745

Net cash provided by (used in) operating activities	218,513,454	(137,672,498)

Cash flows used in investing activities:
Acquisition of fixed assets	—	(46,188)
Purchases of real estate securities	(113,439,927)	(321,522,611)
Repayment of real estate securities	210,159,099	487,146,262
Proceeds from sales of real estate securities	98,964,627	159,173,209
Purchase of FHLB stock	(15,800,000)	—
Origination and purchases of mortgage loan receivables held for investment	(179,021,609)	(265,361,633)
Repayment of mortgage loan receivables held for investment	164,521,316	124,559,934
Reduction (addition) of cash collateral held by broker	41,876,366	—
Capital contributions to investment in unconsolidated joint ventures	(3,725,552)	(3,444,812)
Distributions of return of capital from investment in unconsolidated joint ventures	4,150,211	4,605,349
Purchases of real estate	(157,996,522)	(120,651,486)
Proceeds from sale of real estate	18,086,325	70,883,494

Net cash provided by (used in) investing activities	67,774,334	135,341,518

Cash flows from financing activities:
Deferred financing costs	3,533,380	(885,886)
Repayment of repurchase agreement	(3,061,960,487)	(8,143,756,082)
Proceeds from repurchase agreement	2,523,021,309	8,192,448,872
Repayment of borrowings under credit agreements	(30,000,000)	—
Proceeds from borrowings under credit agreements	30,000,000	—
Proceeds from long-term financing	62,547,354	11,000,000
Repayment of long-term financing	(32,924)	(18,102)
Proceeds from FHLB borrowings	2,414,000,000	—
Repayments of FHLB borrowings	(2,178,000,000)	—
Purchase of derivative instruments	(20,000)	—
Partners' capital contributions	1,800,000	3,000,000
Partners' capital distributions	(58,900,697)	(40,407,465)
Capital contributed by a noncontrolling interest	8,437,262	—
Capital distributed to a noncontrolling interest	(7,813)	(7,813)

Net cash provided by (used in) financing activities	(285,582,616)	21,373,524

Net increase / (decrease) in cash	705,172	19,042,544
Cash at beginning of period	45,178,565	83,350,445

Cash at end of period	$45,883,737	$102,392,989

Supplemental information:
Cash paid for interest	$22,763,174	$13,376,808
Cash paid for taxes	$5,828,477	$414,169

[17]	Note to Company: to update for June 30, 2013 and for six-month to six-month comparison.

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.    ORGANIZATION AND OPERATIONS

On February 25, 2008, Ladder Capital Finance Holdings LLC (the “LLC”) was organized as a Delaware limited liability company. Effective August 9, 2011, the LLC converted from a limited liability company to a limited liability limited partnership and the members of the LLC were admitted as partners in a newly formed company, Ladder Capital Finance Holdings LLLP (the LLC and Ladder Capital Finance Holding LLLP are collectively referred to as the “Company”). The Company serves as the holding company for its wholly-owned or controlled subsidiaries that collectively operate as a leading commercial real estate finance company. The Company’s existence is perpetual unless dissolved and terminated in accordance with the provisions of the corresponding operating agreements.

The Company conducted and completed a private offering of its Series A participating preferred units (the “Offering”) and a private offering of its Series B participating preferred units (the “Series B Offering”) and, through its wholly-owned subsidiaries, is using the proceeds of the Offering and the Series B Offering to originate and invest in a diverse portfolio of real estate-related assets. The Company’s primary business strategy is originating conduit first mortgage loans on stabilized, income producing commercial real estate properties that can be securitized. In addition to conduit loans, the Company also invests in balance sheet loans held for investment, investment grade-rated securities secured by first mortgage loans on commercial real estate and selected net leased and other commercial real estate assets.

2.    SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of management, the unaudited financial information for the interim periods presented in this report reflects all normal and recurring adjustments necessary for a fair statement of results of operations, financial position and cash flows. The interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements and accompanying notes for the year ended December 31, 2012, which are included in the Company’s annual report, as certain disclosures that would substantially duplicate those contained in the audited consolidated financial statements have not been included in this interim report. Operating results for interim periods are not necessarily indicative of operating results for an entire fiscal year. The interim consolidated financial statements have been prepared, without audit, and do not necessarily include all information and footnotes necessary for a fair statement of our consolidated financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The consolidated financial statements include the Company’s accounts and those of its subsidiaries which are majority-owned and/or controlled by the Company. All significant intercompany transactions and balances have been eliminated.

Noncontrolling interests in consolidated subsidiaries are defined as “the portion of the equity (net assets) in the subsidiaries not attributable, directly or indirectly, to a parent.”

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Noncontrolling interests are presented as a separate component of capital in the consolidated balance sheets. In addition, the presentation of net income attributes earnings to preferred and common unit holders (controlling interest) and noncontrolling interests.

Certain prior period amounts have been revised to reflect amounts associated with the noncontrolling interests of the preferred shareholders of the Company’s consolidated real estate investment trust (“REIT”) subsidiary. Specifically, the prior period amounts have been revised to separately reflect the allocation of $7,813 of income and related distributions to noncontrolling interests in the consolidated statements of income and of cash flows for the six months ended June 30, 2012. These balances and amounts have previously been classified in the balances and amounts attributable to partners’ capital (common units). Management believes the impact of the revisions to the 2012 financial statements is inconsequential.

In addition, the prior period amounts in the table in footnote 5 have been revised to separately reflect in-place leases and other intangibles in real estate, net. This balance has previously been classified as building.

As of June 30, 2013, the Company’s significant accounting policies, which are detailed in the Company’s audited consolidated financial statements for the year ended December 31, 2012, have not changed materially.

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Revision of Previously Issued Financial Statements

In connection with the preparation of the Registration Statement, the Company identified and corrected an error in the manner in which it accounted for the unrealized gains/losses related to its investment in Agency interest-only securities. The error impacted the financial statements for the six months ended June 30, 2013 and 2012 and the quarterly periods within those periods. Specifically, the Company historically incorrectly accounted for its investments in Agency interest-only securities as available-for-sale securities, rather than as financial instruments containing an embedded derivative for which the change in fair value is recorded in earnings. The effect of the correction is the reclassification of unrealized gains and losses on Agency interest-only securities from other comprehensive income to a component of net income, and accordingly impacts the consolidated statements of income, cash flows, comprehensive income, changes in capital, and segment reporting included in Note 16. In accordance with accounting guidance found in ASC 250-10 (SEC Staff Accounting Bulletin No. 99, Materiality), the Company has concluded that the non-cash error in accounting for its Agency interest-only securities is not material to the financial statements for any prior period when taken as a whole, both on a quantitative and qualitative basis, and the effects of the revision are summarized in the following tables:

Consolidated Statements of Income

	For the six months ended June 30, 2013			For the six months ended June 30, 2012
	As Originally Reported	Adjustments	As Revised	As Originally Reported	Adjustments	As Revised
Unrealized gain (loss) on agency IO securities, net	$—	$(5,038,843)	$(5,038,843)	$—	$(2,044,154)	$(2,044,154)
Total other income	177,614,634	(5,038,843)	172,575,791	55,470,721	(2,044,154)	53,426,567
Income before taxes	158,912,392	(5,038,843)	153,873,549	79,137,528	(2,044,154)	77,093,374
Net income	155,228,872	(5,038,843)	150,190,029	78,723,359	(2,044,154)	76,679,205
Net income attributable to preferred and common unit holders	155,555,902	(5,038,843)	150,517,059	78,715,546	(2,044,154)	76,671,392

Consolidated Statements of Comprehensive Income

	For the six months ended June 30, 2013			For the six months ended June 30, 2012
	As Originally Reported	Adjustments	As Revised	As Originally Reported	Adjustments	As Revised
Net income	$155,228,872	$(5,038,843)	$150,190,029	$78,723,359	$(2,044,154)	$76,679,205
Unrealized gain (loss) on real estate securities, available for sale	(15,994,027)	5,038,843	(10,955,184)	18,463,001	2,044,154	20,507,155
Total other comprehensive income (loss)	(21,870,342)	5,038,843	(16,831,499)	8,286,813	2,044,154	10,330,967

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Statements of Changes in Capital

	Series A Preferred Units	Series B Preferred Units	Common Units	Total Partners’ Capital	Total Capital
For the six months ended June 30, 2013:
Net income—As originally reported	$94,186,751	$30,412,730	$30,948,608	$155,548,089	$155,228,872
Net income—Adjustments	(3,051,096)	(985,194)	(1,002,553)	(5,038,843)	(5,038,843)
Net income—As Revised	91,135,655	29,427,536	29,946,055	150,509,246	150,190,029

Other compehensive income—As originally reported	(13,242,826)	(4,276,086)	(4,351,430)	(21,870,342)	(21,870,342)
Other compehensive income—Adjustments	3,051,096	985,194	1,002,553	5,038,843	5,038,843
Other compehensive income—As Revised	(10,191,730)	(3,290,892)	(3,348,877)	(16,831,499)	(16,831,499)

For the six months ended June 30, 2012:
Net income—As originally reported	62,978,687	—	15,744,672	78,723,359	78,723,359
Net income—Adjustments	(1,635,323)	—	(408,831)	(2,044,154)	(2,044,154)
Net income—As Revised	61,343,364	—	15,335,841	76,679,205	76,679,205

Other compehensive income—As originally reported	6,629,450	—	1,657,363	8,286,813	8,286,813
Other compehensive income—Adjustments	1,635,323	—	408,831	2,044,154	2,044,154
Other compehensive income—As Revised	8,264,773	—	2,066,194	10,330,967	10,330,967

Consolidated Statements of Cash Flows

	For the six months ended June 30, 2013			For the six months ended June 30, 2012
	As Originally Reported	Adjustments	As Revised	As Originally Reported	Adjustments	As Revised
Net income	$155,228,872	$(5,038,843)	$150,190,029	$78,723,359	$(2,044,154)	$76,679,205
Unrealized (gain) loss on agency IO securities, net	—	5,038,843	5,038,843	—	2,044,154	2,044,154

Consolidated Statements of Income

	For the three months ended March 31, 2013			For the three months ended March 31, 2012
	As Originally Reported	Adjustments	As Revised	As Originally Reported	Adjustments	As Revised
Unrealized gain (loss) on agency IO securities, net	$—	$(249,900)	$(249,900)	$—	$(1,263,142)	$(1,263,142)
Total other income	102,006,085	(249,900)	101,756,185	43,279,987	(1,263,142)	42,016,845
Income before taxes	92,402,544	(249,900)	92,152,644	54,895,582	(1,263,142)	53,632,440
Net income	90,334,781	(249,900)	90,084,881	54,590,636	(1,263,142)	53,327,494
Net income attributable to preferred and common unit holders	90,307,537	(249,900)	90,057,637	54,586,730	(1,263,142)	53,323,588

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Consolidated Statements of Comprehensive Income

	For the three months ended March 31, 2013			For the three months ended March 31, 2012
	As Originally Reported	Adjustments	As Revised	As Originally Reported	Adjustments	As Revised
Net income	$90,334,781	$(249,900)	$90,084,881	$54,590,636	$(1,263,142)	$53,327,494
Unrealized gain (loss) on real estate securities, available for sale	737,856	249,900	987,756	8,238,100	1,263,142	9,501,242
Total other comprehensive income (loss)	(1,827,037)	249,900	(1,577,137)	6,971,253	1,263,142	8,234,395

Statements of Changes in Capital

	Series A Preferred Units	Series B Preferred Units	Common Units	Total Partners’ Capital	Total Capital
For the three months ended March 31, 2013:
Net income—As originally reported	$53,862,333	$18,402,517	$18,042,687	$90,307,537	$90,334,781
Net income—Adjustments	(149,049)	(50,923)	(49,928)	(249,900)	(249,900)
Net income—As Revised	53,713,284	18,351,594	17,992,759	90,057,637	90,084,881

Other comprehensive income—As originally reported	(1,089,704)	(372,306)	(365,027)	(1,827,037)	(1,827,037)
Other comprehensive income—Adjustments	149,049	50,923	49,928	249,900	249,900
Other comprehensive income—As Revised	(940,655)	(321,383)	(315,099)	(1,577,137)	(1,577,137)

Consolidated Statements of Cash Flows

	For the three months ended March 31, 2013			For the three months ended March 31, 2012
	As Originally Reported	Adjustments	As Revised	As Originally Reported	Adjustments	As Revised
Net income	$90,334,781	$(249,900)	$90,084,881	$54,590,636	$(1,263,142)	$53,327,494
Unrealized (gain) loss on agency IO securities, net	—	(249,900)	(249,900)	8,238,100	(1,263,142)	6,974,958

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the balance sheets. In particular, the estimates used in the pricing process for real estate securities, is inherently subjective and imprecise. Actual results could differ from those estimates.

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Cash and Cash Equivalents

The Company considers all investments with original maturities of three months or less to be cash equivalents. The Company maintains cash accounts at several financial institutions, which are insured up to a maximum of $250,000 as of June 30, 2013 and December 31, 2012. At June 30, 2013 and December 31, 2012 and at various times during the years, balances exceeded the insured limits. In addition, the Company maintains a cash account at the Federal Home Loan Bank (“FHLB”).

Transfer of Financial Assets

For a transfer of financial assets to be considered a sale, the transfer must meet the sale criteria of ASC 860 under which we must surrender control over the transferred assets. The assets must be isolated from us, even in bankruptcy or other receivership; the purchaser must have the right to pledge or sell the assets transferred and we may not have an option or obligation to reacquire the assets. If the sale criteria are not met, the transfer is considered to be a secured borrowing, the assets remain on our consolidated balance sheets and the sale proceeds are recognized as a liability.

The transfers of financial assets via sales of loans into securitizations have been treated as sales by us under ASC 860.

Real Estate Securities

The Company designates its real estate securities investments on the date of acquisition of the investment. Real estate securities that the Company does not hold for the purpose of selling in the near-term, but may dispose of prior to maturity, are designated as available-for-sale and are carried at estimated fair value with the net unrealized gains or losses recorded as a component of other comprehensive income (loss) in partners’ capital. Similar treatment is afforded to our portfolio of CMBS interest-only securities available for sale. The Company’s FHLMC and GNMA interest-only securities (“Agency interest-only securities”) are considered to be hybrid financial instruments that contain embedded derivatives. As a result, the Company accounts for them as hybrid instruments in their entirety at fair value with changes in fair value recognized in earnings in the consolidated statements of income in accordance with ASC 815. The Company’s recognition of interest income from its Agency interest-only securities, including effective interest from amortization of premiums, follows the company’s Revenue Recognition policy as disclosed within this footnote for recognizing interest income on its securities. The interest income recognized from the Company’s Agency interest-only securities is recorded in interest income on the consolidated statements of income. The Company uses the specific identification method when determining the cost of securities sold and the amount reclassified out of accumulated other comprehensive income into earnings. The Company accounts for the changes in the fair value of the unfunded portion of its GNMA Construction securities as available for sale securities. Unrealized losses on securities that, in the judgment of management, are other than temporary are charged against earnings as a loss in the consolidated statements of income. The Company estimates the fair value of its CMBS primarily based on pricing services and broker quotes for the same or similar securities in which it has invested. Different judgments and assumptions could result in materially different estimates of fair value.

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

When the estimated fair value of an available-for-sale security is less than amortized cost, the Company will consider whether there is an other-than-temporary impairment in the value of the security. An impairment will be considered other-than-temporary based on consideration of several factors, including (i) if the Company intends to sell the security, (ii) if it is more likely than not that the Company will be required to sell the security before recovering its cost, or (iii) the Company does not expect to recover the security’s cost basis (i.e., credit loss). A credit loss will have occurred if the present value of cash flows expected to be collected from the debt security is less than the amortized cost basis. If the Company intends to sell an impaired debt security or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the impairment is other-than-temporary and will be recognized currently in earnings equal to the entire difference between fair value and amortized cost. If a credit loss exists, but the Company does not intend to, nor is it more likely than not that it will be required to sell before recovery, the impairment is other-than-temporary and will be separated into (i) the estimated amount relating to the credit loss, and (ii) the amount relating to all other factors. Only the estimated credit loss amount is recognized currently in earnings, with the remainder of the loss recognized in other comprehensive income. Estimating cash flows and determining whether there is other-than-temporary impairment require management to exercise judgment and make significant assumptions, including, but not limited to, assumptions regarding estimated prepayments, loss assumptions, and assumptions regarding changes in interest rates. As a result, actual impairment losses, and the timing of income recognized on these securities, could differ from reported amounts.

No other-than-temporary impairment charges have been provided for in the financial statements at June 30, 2013 and December 31, 2012.

The Company considers information from selected third party pricing services in determining the fair value of its securities. The Company develops an understanding of the valuation methodologies used by such pricing services through discussions with their representatives and review of their valuation methodologies used for different types of securities.

The Company understands that the pricing services develop estimates of fair value for CMBS and U.S. Agency Securities using various techniques, including discussion with their internal trading desks, proprietary models and matrix pricing approaches. The Company does not have access to, and are therefore not able to review in detail, the inputs used by the pricing services in developing their estimates of fair value. However, on at least a monthly basis as part of our closing process, the Company evaluates the fair value information provided by the pricing services by comparing this information for reasonableness against its direct observations of market activity for similar securities and anecdotal information obtained from market participants that, in its assessment, is relevant to the determination of fair value. This process may result in the Company “challenging” the estimate of fair value for a security if it is unable to reconcile the estimate provided by the pricing service with its assessment of fair value for the security. Accordingly, in following this approach, the Company’s objective is to ensure that the information used by pricing services in their determination of fair value of securities is reasonable and appropriate.

The Company requests prices for each of its CMBS and U.S. Agency Securities investments from three different sources. Typically, two prices per security are obtained. The Company may

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

also develop a price for a security based on its direct observations of market activity and other observations if there is either significant variation in the values obtained from the pricing services or if the Company challenges the prices provided. The Company then utilizes the simple average of the available prices to determine the value used for financial reporting. The Company may occasionally utilize broker quotes as a price validation; however, since broker quotes are non-binding, the Company does not consider them to be a primary source for valuation.

Since inception, the Company has not encountered significant variation in the values obtained from the various pricing sources. In the extremely limited occasions where the prices received were challenged, the challenge resulted in the prices provided by the pricing services being updated to reflect current market updates or cash flow assumptions. The lack of significant variation and challenges are directly related to the high liquidity and transparency of the securities that constitute the portfolio.

Investments in Unconsolidated Joint Ventures

The Company accounts for its investments in unconsolidated joint ventures under the equity method of accounting. The Company applies the equity method by initially recording these investments at cost, as investments in unconsolidated joint ventures, subsequently adjusted for equity in earnings and cash contributions and distributions.

On a periodic basis, management assesses whether there are any indicators that the value of the Company’s investments in unconsolidated joint ventures may be impaired. An investment is impaired only if management’s estimate of the value of the investment is less than the carrying value of the investment, and such decline in value is deemed to be other than temporary. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the investment over the value of the investment. The Company’s estimates of value for each investment (particularly in commercial real estate joint ventures) are based on a number of assumptions that are subject to economic and market uncertainties including, among others, demand for space, competition for tenants, changes in market rental rates, and operating costs. As these factors are difficult to predict and are subject to future events that may alter management’s assumptions, the values estimated by management in its impairment analyses may not be realized, and actual losses or impairment may be realized in the future. See Note 6: Investments in Unconsolidated Joint Ventures.

Revenue Recognition

Interest income is accrued based on the outstanding principal amount and contractual terms of the Company’s loans and securities. Discounts or premiums associated with the purchase of loans and investment securities are amortized or accreted into interest income as a yield adjustment on the effective interest method, based on expected cash flows through the expected recovery period of the investment. On at least a quarterly basis, the Company reviews and, if appropriate, makes adjustments to its cash flow projections. The Company has historically collected, and expects to continue to collect, all contractual amounts due on its loans and CMBS. As a result, the Company does not adjust the projected cash flows to reflect anticipated credit losses for these types of investments. If the performance of a credit deteriorated security is more favorable than forecasted, the Company will generally accrete

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

more credit discount into interest income than initially or previously expected. These adjustments are made prospectively beginning in the period subsequent to the determination that a favorable change in performance is projected. Conversely, if the performance of a credit deteriorated security is less favorable than forecasted, an other-than-temporary impairment may be taken, and the amount of discount accreted into income will generally be less than previously expected.

The effective yield on these securities is based on the projected cash flows from each security, which is estimated based on the Company’s observation of the then current information and events and will include assumptions related to interest rates, prepayment rates and the timing and amount of credit losses. On at least a quarterly basis, the Company reviews and, if appropriate, makes adjustments to its cash flow projections based on input and analysis received from external sources, internal models, and its judgment about interest rates, prepayment rates, the timing and amount of credit losses (if applicable), and other factors. Changes in cash flows from those originally projected, or from those estimated at the last evaluation, may result in a prospective change in the yield/interest income recognized on such securities. Actual maturities of the securities are affected by the contractual lives of the associated mortgage collateral, periodic payments of scheduled principal, and repayments of principal. Therefore, actual maturities of the securities will generally be shorter than stated contractual maturities.

For loans that the Company has not elected to record at fair value under FASB ASC 825 and are classified as held for investment, origination fees and direct loan origination costs are also recognized in interest income over the loan term as a yield adjustment using the effective interest method. For loans classified as held for sale and that the Company has not elected to record at fair value under FASB ASC 825, origination fees and direct loan origination costs are deferred reducing the basis of the loan and are realized as a portion of the gain/(loss) on sale of loans when sold. As of June 30, 2013 and December 31, 2012, the Company did not hold any loans for which the fair value option was elected.

The Company utilizes expected cash flows, prepayment speed and default assumptions in calculating expected yield on securities portfolio. The effective yield is updated on a prospective basis based upon changes in those assumptions.

For our securities rated below AA, which represents approximately 14.6% of the Company’s CMBS portfolio as of June 30, 2013, cash flows from a security are estimated applying assumptions used to determine the fair value of such security and the excess of the future cash flows over the investment are recognized as interest income under the effective yield method. The Company will review and, if appropriate, make adjustments to, its cash flow projections at least quarterly and monitor these projections based on input and analysis received from external sources and its judgment about interest rates, prepayment rates, the timing and amount of credit losses and other factors. Changes in cash flows from those originally projected, or from those estimated at the last evaluation, may result in a prospective change in interest income recognized and amortization of any premium or discount on, or the carrying value of, such securities.

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Fee Expense

Fee expense is comprised primarily of closing fees paid related to purchases of real estate and management fees incurred. In addition, the Company entered into a loan referral agreement with Meridian Capital Group LLC, as disclosed in Note 11. The agreement provides for the payment of referral fees for loans originated pursuant to a formula based on the Company’s net profit, as defined in the agreement, payable annually in arrears. While the arrangement gives rise to a potential conflict of interest, full disclosure is given and the borrower waives the conflict in writing.

Recently Issued and Adopted Accounting Pronouncements

In December 2011, the Financing Accounting Standards Board (“FASB”) released Accounting Standards Update (“ASU”) No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). ASU 2011-11 requires companies to provide new disclosures about offsetting and related arrangements for financial instruments and derivatives. The provisions of ASU 2011-11 are effective for reporting periods beginning on or after January 1, 2013, and are required to be applied retrospectively. The adoption of ASU 2011-11 did not have a material impact on the Company’s consolidated financial condition or results of operations, but did impact financial statement disclosures.

In February 2013, the FASB released ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities (“ASU 2013-01”). ASU 2013-01 limits the scope of the new balance sheet offsetting disclosure requirements to derivatives (including bifurcated embedded derivatives), repurchase agreements and reverse repurchase agreements, and securities borrowing and lending transactions. The adoption of this standard effective January 1, 2013 did not have a material impact on the Company’s consolidated financial condition or results of operations, but did impact financial statement disclosures.

In February 2013, the FASB released ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 enhances the reporting of reclassifications out of accumulated other comprehensive income (“AOCI”). ASU 2013-02 sets requirements for presentation for significant items reclassified to net income in their entirety during the period and for items not reclassified to net income in their entirety during the period. It requires companies to present information about reclassifications out of AOCI in one place. It also requires companies to present reclassifications by component when reporting changes in AOCI balances. The adoption of this standard effective January 1, 2013 did not have a material impact on the Company’s consolidated financial condition or results of operations, but did impact financial statement disclosures.

In February 2013, the FASB issued ASU 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for which the Total Amount of the Obligation Is Fixed at the Reporting Date (ASU 2013-04”). ASU 2013-04 addresses the recognition, measurement, and disclosure of certain obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, including debt arrangements, other contractual obligations, and settled litigation and judicial rulings. U.S. GAAP does not currently include specific guidance on accounting for such

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

obligations with joint and several liability which has resulted in diversity in practice. The ASU requires an entity to measure these obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The ASU also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The ASU is to be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements within the updates scope that exist within the Company’s statement of financial position at the beginning of the year of adoption. This guidance will be effective for the Company beginning January 1, 2014. The Company anticipates that the adoption of this standard will not have a material impact on its consolidated financial statements or footnote disclosures.

3.    MORTGAGE LOAN RECEIVABLES

June 30, 2013

	Outstanding face amount	Carrying value	Weighted average Yield	Remaining Maturity (years)
Mortgage loan receivables held for investment, at amortized cost	$342,860,538	$333,953,972	10.98%	2.21
Mortgage loan receivables held for sale	579,863,409	577,340,068	4.91%	9.10

Total	$922,723,947	$911,294,040

December 31, 2012

	Outstanding Face Amount	Carrying Value	Weighted Average Yield	Remaining Maturity (years)
Mortgage loan receivables held for investment, at amortized cost	$331,719,768	$326,318,550	11.28%	2.27
Mortgage loan receivables held for sale	623,644,114	623,332,620	4.81%	8.84

Total	$955,363,882	$949,651,170

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The following table summarizes the mortgage loan receivables by loan type:

	As of June 30, 2013		As of December 31, 2012
	Outstanding Face Amount	Carrying Value	Outstanding Face Amount	Carrying Value
Mortgage loan receivables held for sale
First mortgage loan	$579,863,409	$577,340,068	$623,644,114	$623,332,620

Total mortgage loan receivables held for sale	579,863,409	577,340,068	623,644,114	623,332,620
Mortgage loan receivables held for investment, at amortized cost
First mortgage loan	244,061,995	238,701,258	233,610,367	231,826,359
Mezzanine loan	95,223,191	93,877,362	94,346,656	92,629,446
Loan participation	3,575,352	3,575,352	3,762,745	3,762,745

Total mortgage loan receivables held for investment, at amortized cost	342,860,538	336,153,972	331,719,768	328,218,550

Reserve for loan losses	—	2,200,000	—	1,900,000

Total	$922,723,947	$911,294,040	$955,363,882	$949,651,170

For the six months ended June 30, 2013, the Company originated/purchased $1,392,567,617 first mortgage and mezzanine loan receivables on commercial real estate properties and received $169,289,183 of principal repayments on outstanding loans. The Company participated in three securitization transactions by selling originated first mortgage loans totaling $1,153,649,767, sold two loans totaling $92,750,000 to a third party, and sold one loan totaling $17,200,000 to the partnership described in Note 6.

For the six months ended June 30, 2012, the Company originated/purchased $1,115,375,701 first mortgage and mezzanine loan receivables on commercial real estate properties and received $174,881,642 of principal repayments on outstanding loans. The Company participated in two securitization transactions by selling originated first mortgage loans totaling $562,795,767 and sold one loan totaling $68,700,000 to the partnership described in Note 6.

The transfers of financial assets via sales of loans have been treated as sales by us under ASC 860 as there were no assets considered a portion of a financial asset sold in which the Company retains an interest that would preclude sales accounting.

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

For the six months ended June 30, 2013, the activity in our loan portfolio was as follows:

	Mortgage loan
	receivables held	Mortgage loan
	for investment, at	receivables held
	amortized cost	for sale
Balance December 31, 2012	$326,318,550	$623,332,620
Origination of mortgage loan receivables	179,021,609	1,213,546,008
Repayment of mortgage loan receivables	(164,521,316)	(4,767,867)
Proceeds from sales of mortgage loan receivables	(17,200,000)	(1,367,335,274)
Realized gain on sale of mortgage loan receivables	139,901	121,304,406
Transfer between held for investment and held for sale	8,739,826	(8,739,826)
Accretion/amortization of discount, premium and other fees	1,755,403	—
Loan loss provision	(300,000)	—

Balance June 30, 2013	$333,953,973	$577,340,067

The Company evaluates each of its loans for potential losses at least quarterly. Its loans are typically collateralized by real estate. As a result, the Company regularly evaluates the extent and impact of any credit deterioration associated with the performance and/or value of the underlying collateral property, as well as the financial and operating capability of the borrower. Specifically, a property’s operating results and any cash reserves are analyzed and used to assess (i) whether cash flow from operations is sufficient to cover the debt service requirements currently and into the future, (ii) the ability of the borrower to refinance the loan at maturity, and/or (iii) the property’s liquidation value. The Company also evaluates the financial wherewithal of any loan guarantors as well as the borrower’s competency in managing and operating the properties. In addition the Company considers the overall economic environment, real estate sector, and geographic sub-market in which the collateral property is located. Such impairment analyses are completed and reviewed by asset management personnel, who utilize various data sources, including (i) periodic financial data such as property occupancy, tenant profile, rental rates, operating expenses, the borrowers exit plan, and capitalization and discount rates, (ii) site inspections, and (iii) current credit spreads and other market data. As a result of this analysis, the Company has concluded that none of its loans are individually impaired; however, based on the inherent risks shared among the loans as a group, it is probable that the loans had incurred an impairment due to common characteristics and inherent risks in the portfolio, and therefore the Company has recorded a reserve, based on a targeted percentage level which it seeks to maintain over the life of the portfolio, for loan losses totaling $300,000 for the six months ended June 30, 2013 and $148,833 for the six months ended June 30, 2012.

Reserve for Loan Losses

	For the six months ended June 30,
	2013	2012
Reserve for loan losses at beginning of period	$1,900,000	$1,451,167
Reserve for loan losses	300,000	148,833
Charge-offs	—	—

Reserve for loan losses at end of period	$2,200,000	$1,600,000

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

4.    REAL ESTATE SECURITIES

The following is a summary of the Company’s securities at June 30, 2013 and December 31, 2012. CMBS, CMBS interest-only, GN construction securities, and GN permanent securities are classified as available-for-sale and reported at fair value with changes in fair value recorded in the current period in other comprehensive income. GNMA interest-only and FHLMC interest-only securities are recorded at fair value with changes in fair value recorded in current period earnings.

June 30, 2013

			Gross Unrealized				Weighted Average
Asset Type	Outstanding Face Amount	Amortized Cost Basis	Gains	Losses	Carrying Value	# of Securities	Rating(1)	Coupon %	Yield %	Remaining Maturity (years)
CMBS	$564,467	$566,847	$14,542	$(1,649)	$579,740	70	AAA	5.39%	4.55%	1.61
CMBS interest-only	423,861	48,466	2,026	(634)	49,858	4	AAA	1.77%	5.09%	4.16
GNMA interest-only	1,985,708	117,132	1,690	(7,316)	111,506	34	AAA	1.18%	8.00%	2.91
FHLMC interest-only	221,128	8,763	241	—	9,004	2	AAA	0.95%	5.31%	2.29
GN construction securities	20,887	21,523	171	(966)	20,728	9	AAA	4.44%	3.73%	7.19
GN permanent securities	111,617	114,592	2,766	(671)	116,687	14	AAA	5.59%	4.69%	3.50

Total	$3,327,668	$877,323	$21,436	$(11,236)	$887,523

December 31, 2012

			Gross Unrealized				Weighted Average
Asset Type	Outstanding Face Amount	Amortized Cost Basis	Gains	Losses	Carrying Value	# of Securities	Rating(1)	Coupon %	Yield %	Remaining Maturity (years)
CMBS	$781,271	$783,454	$23,763	$(444)	$806,773	93	AAA	5.38%	4.77%	1.43
CMBS interest-only	234,463	25,219	1,924	—	27,143	3	AAA	2.11%	2.70%	3.28
GNMA interest-only	2,039,528	121,825	2,974	(3,802)	120,997	31	AAA	1.34%	8.79%	2.99
FHLMC interest-only	222,515	9,518	481	—	9,999	2	AAA	0.89%	5.31%	2.56
GN construction securities	43,023	44,390	7,459	(6)	51,843	10	AAA	5.03%	3.57%	6.54
GN permanent securities	105,566	109,008	214	(415)	108,807	18	AAA	5.22%	3.63%	2.68

Total	$3,426,366	$1,093,414	$36,815	$(4,667)	$1,125,562

(1)	Represents the weighted average of the ratings of all securities in each asset type, expressed as an S&P equivalent rating. For each security rated by multiple rating agencies, the lowest rating is used. Ratings provided were determined by third party rating agencies as of a particular date, may not be current and are subject to change (including the assignment of a “negative outlook” or “credit watch”) at any time.

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

There were no realized gains (losses) on sales of GNMA interest-only or FHLMC interest-only securities included in sale of securities, net on the Company’s consolidated statements of income for the six months ended June 30, 2013 and 2012.

The following is a breakdown of the fair value of the Company’s securities by remaining maturity based upon expected cash flows at June 30, 2013 and December 31, 2012 ($ in thousands):

June 30, 2013

Asset Type	Within 1 year	1-5 years	5-10 years	After 10 years	Total
CMBS	$204,743	$360,483	$14,514	$—	$579,740
CMBS interest-only	—	25,314	24,544	—	49,858
GNMA interest-only	558	110,948	—	—	111,506
FHLMC interest-only	—	9,004	—	—	9,004
GN construction securities	—	796	19,932	—	20,728
GN permanent securities	10,715	76,300	29,672	—	116,687

Total	$216,016	$582,845	$88,662	$—	$887,523

December 31, 2012

Asset Type	Within 1 year	1-5 years	5-10 years	After 10 years	Total
CMBS	$324,559	$473,049	$9,165	$—	$806,773
CMBS interest-only	—	27,143	—	—	27,143
GNMA interest-only	1,186	119,811	—	—	120,997
FHLMC interest-only	—	9,999	—	—	9,999
GN construction securities	—	5,775	46,068	—	51,843
GN permanent securities	15,489	92,239	1,079	—	108,807

Total	$341,234	$728,016	$56,312	$—	$1,125,562

5.    REAL ESTATE, NET

During the six months ended June 30, 2013, the Company purchased one retail property subject to long-term net lease obligations for a total of $4,990,741, one 13 story office building for $18,000,000, and through a consolidated, majority owned joint venture with an operating partner, a portfolio of office properties for $135,000,000. During the six months ended June 30, 2012, the Company purchased 21 retail properties subject to long-term net lease obligations for a total of $120,651,486. During the six months ended June 30, 2013, there were no sales of these properties. During the six months ended June 30, 2012, 12 of these properties were sold for $70,883,494, resulting in a gain on sale of $1,474,585.

On December 20, 2012, the Company acquired, through a consolidated, majority owned joint venture with an operating partner, 427 residential condominium units for $119,000,000, most of which are subject to residential leases. The Company consolidates the condominium’s homeowners’ association given its control of that legal entity and the entity’s balances consisting largely of cash and other reserves of $2,537,318 are included in other assets and other liabilities on the Company’s consolidated balance sheet. During the six months ended June 30, 2013, 43 of these condominium units were sold for $18,086,325, resulting in a gain on

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

sale of $7,362,721. In addition, during the six months ended June 30, 2013, the Company recorded $2,737,687 of rental income from the condominium units subject to residential leases. The residential leases are typically less than one year terms, non-cancellable but are fully transferable upon sale of the condominium unit subject to lease.

	June 30, 2013	December 31, 2012
Land	$73,629,415	$54,234,563
Building	399,615,460	296,432,261
In-place leases and other intangibles	58,045,655	33,415,296

Real estate	531,290,530	384,082,120
Less: Accumulated depreciation and amortization	(9,921,475)	(4,060,448)

Real estate, net	$521,369,055	$380,021,672

The Company’s intangible assets are comprised of in-place leases, favorable/unfavorable leases compared to market leases and other intangibles. At June 30, 2013 gross intangible assets totaled $58,045,655 with total accumulated amortization of $2,496,645, resulting in net intangible assets of $55,549,010. At December 31, 2012 gross intangible assets totaled $33,415,296 with total accumulated amortization of $996,999, resulting in net intangible assets of $32,418,297. For the six months ended June 30, 2013, the Company recorded amortization expense of $1,173,860. For the six months ended June 30, 2012, the Company recorded amortization expense of $182,494.

The following table presents expected amortization during the next five years and thereafter related to the acquired in-place lease intangibles, for property owned as of June 30, 2013:

Period ended December 31,	Amount
2013 (last 6 months)	$1,244,013
2014	2,488,027
2015	2,488,027
2016	2,488,027
2017	2,488,027
Thereafter	44,352,889

Total	$55,549,010

The following is a schedule of contractual future minimum rent under leases at June 30, 2013:

Period ended December 31,	Amount
2013 (last 6 months)	$23,645,610
2014	41,471,627
2015	38,896,223
2016	33,018,820
2017	28,776,349
Thereafter	293,464,550

Total	$459,273,179

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The following unaudited pro forma information has been prepared based upon our historical consolidated financial statements and certain historical financial information of the acquired properties, which are accounted for as business combinations, and should be read in conjunction with the consolidated financial statements and notes thereto. This unaudited pro forma information may not be indicative of the results that actually would have occurred if these transactions had been in effect on the dates indicated, nor do they purport to represent our future results of operations.

	For the six months ended June 30, 2013
	Company Historical	Acquisitions	Consolidated Pro Forma
Operating lease income	$15,390,326	7,795,693	$23,186,019
Net income	150,190,029	1,469,101	151,659,130
Net (income) loss attributable to noncontrolling interest	327,030	(307,540)	19,490
Net income attributable to preferred and common unit holders	150,517,059	1,161,562	151,678,621
Earnings per common units:
Basic	$1.38	$0.05	$1.43
Diluted	$1.33	$0.05	$1.38

	For the six months ended June 30, 2012
	Company Historical	Acquisitions	Consolidated Pro Forma
Operating lease income	$2,290,022	10,875,353	$13,165,375
Net income	76,679,205	2,879,833	79,559,038
Net (income) loss attributable to noncontrolling interest	(7,813)	(531,477)	(539,290)
Net income attributable to preferred and common unit holders	76,671,392	2,348,356	79,019,748
Earnings per common units:
Basic	$0.75	$0.11	$0.86
Diluted	$0.71	$0.11	$0.82

The most significant adjustments made in preparing the unaudited pro forma information were to: (i) include the incremental operating lease income, (ii) include the incremental depreciation and, (iii) exclude transaction costs associated with the properties acquired.

From the date of acquisition through June 30, 2013, the Company recorded $3,265,458 of operating lease income from the real estate acquisitions.

6.    INVESTMENT IN UNCONSOLIDATED JOINT VENTURES

As of June 30, 2013, the Company had an aggregate investment of $10,250,537 in its equity method joint ventures. The Company formed these ventures with unaffiliated third parties, or acquired interests in them, to invest in first mortgage loans held for investment and to hold an equity interest acquired in connection with the refinancing of a first mortgage loan on an office building. As of June 30, 2013, the Company owned: a 100% general partnership interest and a 10% limited partnership interest in Ladder Capital Realty Income Partnership I LP (the “Partnership”), and a 25% membership interest in Grace Lake JV, LLC (the “LLC”).

The Company accounts for its interest in the Partnership using the equity method of accounting as it exerts significant influence but the unrelated limited partners have substantive

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

participating rights. The Company accounts for its interest in the LLC using the equity method of accounting as it has a 25% investment, compared to the 75% investment of its operating partner, and therefore does not exert significant influence.

The following is a summary of the financial position of the unconsolidated joint ventures in which the Company had investment interests as of June 30, 2013 and December 31, 2012:

	June 30, 2013	December 31, 2012
Total assets	$228,011,813	$234,316,162

Total liabilities	133,468,460	107,534,277

Partners’/members’ capital	$94,543,353	$126,781,885

The following is a summary of the Company’s investments in unconsolidated joint ventures as of June 30, 2013 and December 31, 2013:

Entity	June 30, 2013	December 31, 2012
Ladder Capital Realty Income Partnership I LP	$8,107,639	$12,674,652
Grace Lake JV, LLC	2,142,898	—

Company’s investment in unconsolidated joint ventures	$10,250,537	$12,674,652

The following is a summary of the results from operations of the unconsolidated joint ventures for the period in which the Company had investment interests during the six months ended June 30, 2013 and 2012:

	Six months ended June 30,
	2013	2012
Total revenues	$19,986,771	$7,800,905
Total expenses	5,730,803	2,654,816

Net income	$14,255,968	$5,146,089

The following is a summary of the Company’s allocated earnings based on its ownership interests from investment in unconsolidated joint ventures for the six months ended June 30, 2013 and 2012:

	Six months ended June 30,
Entity	2013	2012
Ladder Capital Realty Income Partnership I LP	$839,351	$800,939
Grace Lake JV, LLC	150,000	—

Company’s investment in unconsolidated joint ventures	$989,351	$800,939

Ladder Capital Realty Income Partnership I LP

On April 15, 2011, the Company entered into a limited partnership agreement and acquired a 100% general partnership interest and a 10% limited partnership interest in the Partnership.

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Simultaneously with the execution of the Partnership agreement, the Company was engaged as the Manager of the Partnership and is entitled to a fee based upon the average net equity invested in the Partnership, which is subject to a fee reduction in the event organization expenses (as defined in the Partnership agreement) exceed $500,000. During the six months ended June 30, 2013, the Company recorded $468,861 in management fees, which is reflected in fee income in the consolidated statements of income. During the six months ended June 30, 2012, the Company recorded $344,594 in management fees.

During the six months ended June 30, 2013, the Company sold one loan to the Partnership for aggregate proceeds of $17,200,000, which exceeded its carrying value by $139,901, and is included in sale of loans, net on the consolidated statements of operations. During the six months ended June 30, 2012, the Company sold one loan to the Partnership for aggregate proceeds of $68,700,000, which exceeded its carrying value by $619,069 and is included in sale of loans, net on the consolidated statements of operations.

The Company is entitled to income allocations and distributions based upon its limited partnership interest of 10% and are eligible for additional distributions of up to 25% if certain return thresholds are met upon asset sale or maturity. As of June 30, 2013 and December 31, 2012, the return thresholds have been met on certain assets that have matured.

Grace Lake JV, LLC

In connection with the origination of a loan in April 2012, the Company received a 25% equity kicker with the right to convert upon a capital event. On March 22, 2013, the loan was refinanced and the Company converted its interest into a 25% limited liability company interest in Grace Lake JV, LLC, which holds an investment in an office building. After taking into account the preferred return of 8.25% and the return of all equity remaining in the property to the Company’s operating partner, the Company is entitled to 25% the distribution of all excess cash flows.

7.    FINANCING

Committed Loan and Securities Repurchase Facilities

The Company has entered into multiple committed master repurchase agreements in order to finance its lending activities throughout the fiscal year. The Company has entered into four committed master repurchase agreements, as outlined in the table below, with multiple counterparties totaling $1,300,000,000 of credit capacity. Assets pledged as collateral under these facilities are limited to CMBS securities and whole mortgage loans collateralized by first liens on commercial properties. The Company’s repurchase facilities include covenants covering net worth requirements, minimum liquidity levels, and maximum leverage ratios. The Company believes it is in compliance with all covenants as of June 30, 2013 and December 31, 2012.

The Company has the option to extend some of the current facilities subject to a number of conditions, including satisfaction of certain notice requirements, no event of default exists, and no margin deficit exists, all as defined in the repurchase facility agreements. The lenders have sole discretion with respect to the inclusion of collateral in these facilities, to determine the market value of the collateral on a daily basis, to be exercised on a good faith basis, and have the right to require additional collateral, a full and/or partial repayment of the facilities (margin call), or a reduction in unused availability under the facilities, sufficient to rebalance the facilities if the estimated market value of the included collateral declines.

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The Company has also entered into a term master repurchase agreement with a major U.S. banking institution to finance CMBS securities totaling $600,000,000.

Uncommitted Securities Repurchase Facilities

The Company has also entered into multiple master repurchase agreements with several counterparties collateralized by real estate securities. The borrowings under these agreements have typical advance rates between 60% and 95% of the collateral.

June 30, 2013

Committed Amount	Outstanding Amount	Interest Rate(s) at June 30, 2013	Maturity	Remaining Extension Options	Eligible Collateral	Carrying Amount of Collateral	Fair Value of Collateral
$300,000,000	$—	—	5/18/2015	Two additional twelve month periods at Company’s option	First mortgage commercial real estate loans	$—	$—

$250,000,000	$—	—	4/10/2014	Two additional 364 day periods at Company’s option	First mortgage commercial real estate loans	$—	$—

$450,000,000	$—	—	5/26/2015	Two additional twelve month periods at Company’s option	First mortgage commercial real estate loans	$—	$—

$300,000,000	$—	—	1/24/2014	N/A	First mortgage commercial real estate loans	$—	$—

$1,300,000,000	$—					$—	$—

$600,000,000	$113,191,525	1.410%	1/27/2014	N/A	Investment grade commercial real estate securities	$128,249,072	$128,249,072

$—	$141,786,000	Between 0.650% and 1.540%	7/10/2013 - 7/30/2013	N/A	Investment grade commercial real estate securities	$164,814,322	$164,814,322

$1,900,000,000	$254,977,525					$293,063,394	$293,063,394

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

December 31, 2012

Committed Amount	Outstanding Amount	Interest Rate(s) at Dec. 31, 2012	Maturity	Remaining Extension Options	Eligible Collateral	Carrying Amount of Collateral	Fair Value of Collateral
$300,000,000	$40,806,925	Between 2.459% and 2.958%	9/26/2013	N/A	First mortgage commercial real estate loans & investment grade commercial mortgage backed securities	$54,603,105	$61,155,699

$50,000,000	$28,995,000	2.708%	1/29/2013	N/A	First mortgage commercial real estate loans	$37,800,000	$42,518,901

$450,000,000	$133,165,026	Between 2.458% and 3.208%	5/24/2015	Two additional twelve month periods at Company’s option	First mortgage commercial real estate loans	$225,934,255	$237,654,929

$300,000,000	$23,400,000	2.710%	1/24/2014	N/A	First mortgage commercial real estate loans	$36,000,000	$41,080,320

$1,100,000,000	$226,366,951					$354,337,359	$382,409,849

$600,000,000	$278,020,851	1.408%	1/25/2016	N/A	Investment grade commercial real estate securities	$324,912,372	$324,912,372

$—	$289,528,900	Between 0.700% and 1.711%	1/7/2013- 1/23/2013	N/A	Investment grade commercial real estate securities	$349,585,161	$349,585,161

$1,700,000,000	$793,916,702					$1,028,834,892	$1,056,907,382

Borrowings under Credit Agreement

On January 24, 2013, the Company entered into a $50,000,000 credit agreement with one of its multiple committed financing counterparties in order to finance its securities and lending activities. As of June 30, 2013 there were no borrowings outstanding under the Company’s credit agreement.

Long Term Financing

During the six months ended June 30, 2013, the Company executed six term debt agreements to finance real estate. During 2012, the Company executed ten term debt agreements to finance real estate. These nonrecourse debt agreements are fixed rate financing at rates ranging from 4.25% to 6.75%, maturing in 2018, 2020, 2021, 2022 and 2023 and totaled $166,270,074 at June 30, 2013 and $103,755,644 at December 31, 2012.

Borrowings from the FHLB

On July 11, 2012, Tuebor Captive Insurance Company LLC (“Tuebor”), a wholly-owned consolidated subsidiary, became a member of the FHLB and subsequently drew its first secured funding advances from the FHLB. As of June 30, 2013, Tuebor had $498,000,000 of borrowings

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

outstanding (with an additional $902,000,000 of committed term financing available to us from the FHLB), with terms of overnight to 7 years, interest rates of 0.20% to 2.40%, and advance rates of 87% to 95% of the collateral. Collateral for the borrowings was comprised of $494,933,356 of CMBS and other commercial real estate securities guaranteed by a U.S. governmental agency or by a government sponsored entity (together, “U.S. Agency Securities”) and $220,678,248 of first mortgage commercial real estate loans. As of December 31, 2012, Tuebor had $262,000,000 of borrowings outstanding, with terms of 6 months to 5 years, interest rates of 0.39% to 0.93%, and advance rates of 87% to 95% of the collateral. Collateral for the borrowings was comprised of $333,580,527 of CMBS and U.S. Agency Securities. Tuebor is subject to state regulations which require that dividends (including dividends to the Company as its parent) may only be made with regulatory approval.

Senior Unsecured Notes

On September 14, 2012, the Company issued $325,000,000 in principal amount of 7.375% Senior Notes due on October 1, 2017 (the “Notes”) at par. The Notes require interest payments semi-annually in cash in arrears on April 1 and October 1 of each year, beginning on September 19, 2012. The Notes are unsecured and are subject to covenants, including limitations on the incurrence of additional debt, restricted payments, liens, sales of assets, affiliate transactions and other covenants typical for financings of this type.

The Company issued the Notes with Ladder Capital Finance Corporation, as co-issuers on a joint and several basis. Ladder Capital Finance Corporation is a 100% owned finance subsidiary of Ladder Capital Finance Holdings LLLP with no assets or operations. None of Ladder Capital Finance Holdings LLLP’s other subsidiaries currently guarantee the Notes.

The following schedule reflects the Company’s contractual payments under borrowings by maturity:

Period ending December 31,	Borrowings by Maturity
2013 (last 6 months)	$241,786,000
2014	186,191,525
2015	75,000,000
2016	95,000,000
2017	420,000,000
Thereafter	226,270,074

$1,244,247,599

8.     FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is based upon market quotations, broker quotations, counterparty quotations or pricing services quotations, which provide valuation estimates based upon reasonable market order indications and are subject to significant variability based on market conditions, such as interest rates, credit spreads and market liquidity. The fair value of the mortgage loan receivables held for sale is based upon a securitization model utilizing market data from recent securitization spreads and pricing.

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Fair Value Summary Table

The carrying values and estimated fair values of the Company’s financial instruments, that are both reported at fair value on a recurring basis (as indicated) or amortized cost/par, at June 30, 2013 and December 31, 2012 are as follows ($ in thousands):

June 30, 2013

					Weighted Average
	Outstanding Face Amount	Amortized Cost Basis	Fair Value	Fair Value Method	Yield %	Remaining Maturity (years)
Assets:
CMBS(1)	$564,467	$566,847	$579,740	Broker quotations, pricing services	4.55%	1.61
CMBS interest-only(1)	423,861	48,466	49,858	Broker quotations, pricing services	5.09%	4.16
GNMA interest-only(1)	1,985,708	117,132	111,506	Broker quotations, pricing services	8.00%	2.91
FHLMC interest-only(1)	221,128	8,763	9,004	Broker quotations, pricing services	5.31%	2.29
GN construction securities(1)	20,887	21,523	20,728	Broker quotations, pricing services	3.73%	7.19
GN permanent securities(1)	111,617	114,592	116,687	Broker quotations, pricing services	4.69%	3.50
Mortgage loan receivable held for investment, at amortized cost	342,861	333,954	342,861	Discounted Cash Flow(3)	10.98%	2.21
Mortgage loan receivable held for sale	579,863	577,340	583,514	Discounted Cash Flow(4)	4.91%	9.10
FHLB stock(6)	28,900	28,900	28,900	(6)	3.50%	N/A
Nonhedge derivatives(1)(5)	187,500	N/A	16,128	Counterparty quotations	N/A	1.28

Liabilities:
Repurchase agreements—short-term	254,978	254,978	254,978	Discounted Cash Flow(2)	1.24%	0.29
Long-term financing	166,270	166,270	160,536	Discounted Cash Flow(2)	5.14%	8.67
Borrowings from the FHLB	498,000	498,000	495,970	Discounted Cash Flow(2)	0.64%	2.59
Senior unsecured notes	325,000	325,000	331,500	Broker quotations, pricing services	7.38%	4.25
Nonhedge derivatives(1)(5)	685,700	N/A	8,751	Counterparty quotations	N/A	2.18

(1)	Measured at fair value on a recurring basis.
(2)	Fair value for repurchase agreement liabilities is estimated to approximate carrying amount primarily due to the short interest rate reset risk (30 days) of the financings and the high credit quality of the assets collateralizing these positions. For the borrowings from the FHLB, the carrying value approximates the fair value discounting the expected cash flows. For the long-term financing, the carrying value approximates the fair value discounting the expected cash flows. If the collateral is determined to be impaired, the related financing would be revalued accordingly. There are no impairments on any security positions.

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(3)	Fair value for mortgage loan receivables, held for investment is estimated to approximate the outstanding face amount given the short interest rate reset risk (30 days) and no significant change in credit risk.
(4)	Fair value for mortgage loan receivables, held for sale is measured at fair value using a hypothetical securitization model utilizing market data from recent securitization spreads and pricing.
(5)	The outstanding face amount of the nonhedge derivatives represents the notional amount of the underlying contracts.
(6)	The fair value of the FHLB stock approximates outstanding face amount as the Company is restricted from trading the stock and it can only put the stock back to the FHLB, at the FHLB’s discretion, at par.

December 31, 2012

					Weighted Average
	Outstanding Face Amount	Amortized Cost Basis	Fair Value	Fair Value Method	Yield %	Remaining Maturity (years)
Assets:
CMBS(1)	$781,271	$783,454	$806,773	Broker quotations, pricing services	4.77%	1.43
CMBS interest-only(1)	234,463	25,219	27,143	Broker quotations, pricing services	2.70%	3.28
GNMA interest-only(1)	2,039,528	121,825	120,997	Broker quotations, pricing services	8.79%	2.99
FHLMC interest-only(1)	222,515	9,518	9,999	Broker quotations, pricing services	5.31%	2.56
GN construction securities(1)	43,023	44,390	51,843	Broker quotations, pricing services	3.57%	6.54
GN permanent securities(1)	105,566	109,008	108,807	Broker quotations, pricing services	3.63%	2.68
Mortgage loan receivable held for investment, at amortized cost	331,720	326,319	331,720	Discounted Cash Flow(3)	11.28%	2.27
Mortgage loan receivable held for sale	623,644	623,333	674,414	Discounted Cash Flow(4)	4.81%	8.84
FHLB stock(6)	13,100	13,100	13,100	(6)	3.50%	N/A
Nonhedge derivatives(1)(5)	600,750	N/A	5,695	Counterparty quotations	N/A	4.70

Liabilities:
Repurchase agreements—short-term	359,331	359,331	359,331	Discounted Cash Flow(2)	1.47%	0.13
Repurchase agreements—long-term	434,586	434,586	434,586	Discounted Cash Flow(2)	1.87%	1.47
Long-term financing	103,756	103,756	106,517	Discounted Cash Flow(2)	5.35%	9.32
Borrowings from the FHLB	262,000	262,000	262,787	Discounted Cash Flow(2)	0.61%	3.06
Senior unsecured notes	325,000	325,000	333,938	Broker quotations, pricing services	7.38%	4.75
Nonhedge derivatives(1)(5)	303,600	N/A	18,515	Counterparty quotations	N/A	3.56

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(1)	Measured at fair value on a recurring basis.
(2)	Fair value for repurchase agreement liabilities is estimated to approximate carrying amount primarily due to the short interest rate reset risk (30 days) of the financings and the high credit quality of the assets collateralizing these positions. For the borrowings from the FHLB, the carrying value approximates the fair value discounting the expected cash flows. For the long-term financing, the carrying value approximates the fair value discounting the expected cash flows. If the collateral is determined to be impaired, the related financing would be revalued accordingly. There are no impairments on any security positions.
(3)	Fair value for mortgage loan receivables, held for investment is estimated to approximate the outstanding face amount given the short interest rate reset risk (30 days and no significant change in credit risk).
(4)	Fair value for mortgage loan receivables, held for sale is measured at fair value using a hypothetical securitization model utilizing market data from recent securitization spreads and pricing.
(5)	The outstanding face amount of the nonhedge derivatives represents the notional amount of the underlying contracts.
(6)	The fair value of the FHLB stock approximates outstanding face amount as the Company is restricted from trading the stock and it can only put the stock back to the FHLB, at the FHLB’s discretion, at par.

Valuation Hierarchy

In accordance with the authoritative guidance on fair value measurements and disclosures under GAAP (FASB—Accounting Standards Codification Topic 820), the methodologies used for valuing such instruments have been categorized into three broad levels as follows:

Level 1—Quoted prices in active markets for identical instruments.

Level 2—Valuations based principally on other observable market parameters, including

•	Quoted prices in active markets for similar instruments,

•	Quoted prices in less active or inactive markets for identical or similar instruments,

•	Other observable inputs (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates), and

•	Market corroborated inputs (derived principally from or corroborated by observable market data).

Level 3—Valuations based significantly on unobservable inputs.

•

Valuations based on third party indications (broker quotes, counterparty quotes or pricing services) which were, in turn, based significantly on unobservable inputs or were otherwise not supportable as Level 2 valuations.

•	Valuations based on internal models with significant unobservable inputs.

Pursuant to the authoritative guidance, these levels form a hierarchy. The Company follows this hierarchy for its financial instruments measured at fair value on a recurring basis. The classifications are based on the lowest level of input that is significant to the fair value measurement.

It is the Company’s policy to determine when transfers between levels of the fair value hierarchy are deemed to have occurred at the end of the reporting period.

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The following table summarizes the Company’s financial assets and liabilities, that are both reported at fair value on a recurring basis (as indicated) or amortized cost/par, at June 30, 2013 and December 31, 2012 ($ in thousands):

June 30, 2013

	Outstanding Face	Fair Value
	Amount	Level 1	Level 2	Level 3	Total
Assets:
CMBS*	$564,467	$—	$579,740	$—	$579,740
CMBS interest-only*	423,861	—	49,858	—	49,858
GNMA interest-only*	1,985,708	—	111,506	—	111,506
FHLMC interest-only*	221,128	—	9,004	—	9,004
GN construction securities*	20,887	—	20,728	—	20,728
GN permanent securities*	111,617	—	116,687	—	116,687
Mortgage loan receivable held for investment	342,861	—	—	342,861	342,861
Mortgage loan receivable held for sale	579,863	—	—	583,514	583,514
FHLB stock	28,900	—	—	28,900	28,900
Nonhedge derivatives*	187,500	—	16,128	—	16,128

Liabilities:
Repurchase agreements—short-term	254,978	—	254,978	—	254,978
Repurchase agreements—long-term	—	—	—	—	—
Long-term financing	166,270	—	—	160,536	160,536
Borrowings from the FHLB	498,000	—	—	495,970	495,970
Senior unsecured notes	325,000	—	331,500	—	331,500
Nonhedge derivatives*	685,700	—	8,751	—	8,751

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

December 31, 2012

	Outstanding Face	Fair Value
	Amount	Level 1	Level 2	Level 3	Total
Assets:
CMBS*	$781,271	$—	$806,773	$—	$806,773
CMBS interest-only*	234,463	—	27,143	—	27,143
GNMA interest-only*	2,039,528	—	120,997	—	120,997
FHLMC interest-only*	222,515	—	9,999	—	9,999
GN construction securities*	43,023	—	51,843	—	51,843
GN permanent securities*	105,566	—	108,807	—	108,807
Mortgage loan receivable held for investment	331,720	—	—	331,720	331,720
Mortgage loan receivable held for sale	623,644	—	—	674,414	674,414
FHLB stock	13,100	—	—	13,100	13,100
Nonhedge derivatives*	600,750	—	5,695	—	5,695

Liabilities:
Repurchase agreements—short-term	359,331	—	359,331	—	359,331
Repurchase agreements—long-term	434,586	—	434,586	—	434,586
Long-term financing	103,756	—	—	106,517	106,517
Borrowings from the FHLB	262,000	—	—	262,787	262,787
Senior unsecured notes	325,000	—	333,938	—	333,938
Nonhedge derivatives*	303,600	—	18,515	—	18,515

*	Measured at fair value on a recurring basis. The outstanding face amount of the nonhedge derivatives represents the notional amount of the underlying contracts.

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

9.    DERIVATIVE INSTRUMENTS

The Company uses derivative instruments primarily to economically manage the fair value variability of fixed rate assets caused by interest rate fluctuations. The following is a breakdown of the derivatives outstanding as of June 30, 2013 and December 31, 2012:

June 30, 2013

		Fair Value
Contract Type	Notional	Positive(1)	Negative(1)	Net
Caps
1MO LIB	$139,500,000	$123	$—	$123
Futures
5-year U.S. T-Note	73,300,000	13,499,814	—	13,499,814
10-year U.S. T-Note	434,500,000	1,072,906	—	1,072,906

Total futures	507,800,000	14,572,720	—	14,572,720
Swaps
3MO LIB	144,400,000	918,689	8,542,645	(7,623,956)
Credit Derivatives
CMBX	10,000,000	560,580	—	560,580
CDX	33,500,000	—	207,977	(207,977)
Call Option CBOE SPX Vol Index	38,000,000	76,017	—	76,017

Total credit derivatives	81,500,000	636,597	207,977	428,620

Total derivatives	$873,200,000	$16,128,129	$8,750,622	$7,377,507

December 31, 2012

		Fair Value
Contract Type	Notional	Positive(1)	Negative(1)	Net
Caps
1MO LIB	$128,750,000	$21	$—	$21
Futures
5-year U.S. T-Note	111,100,000	254,906	1,563	253,344
10-year U.S. T-Note	319,500,000	3,650,938	243,609	3,407,328

Total futures	430,600,000	3,905,844	245,172	3,660,672
Swaps
3MO LIB	174,500,000	—	17,788,614	(17,788,614)
Credit Derivatives
CMBX	67,000,000	1,779,458	—	1,779,458
TRX	68,500,000	—	481,377	(481,377)
S&P 500 Put Options	4,000,000	3,770	—	3,770
Call Option CBOE SPX Vol Index	31,000,000	5,426	—	5,426

Total credit derivatives	170,500,000	1,788,654	481,377	1,307,277

Total derivatives	$904,350,000	$5,694,519	$18,515,163	$(12,820,644)

(1)	Included in derivative instruments, at fair value, in the accompanying consolidated balance sheet

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The following table indicates the net realized gains/(losses) and unrealized appreciation/(depreciation) on derivatives, by primary underlying risk exposure, as included in net result from derivatives transactions in the consolidated statements of operations for the six months ended June 30, 2013 and 2012.

	For the six months ended June 30,
Contract Type	2013	2012
Caps	$102	$(1,100)
Futures	19,016,265	(13,566,949)
Swaps	6,116,243	(9,568,629)
Credit Derivatives	(2,183,874)	430,328

Total	$22,948,736	$(22,706,350)

The Company’s counterparties held $13,422,531 and $32,207,997 of cash margin as collateral for derivatives as of June 30, 2013 and December 31, 2012, respectively, which is included in cash collateral held by brokers in the consolidated balance sheets.

Credit Risk-Related Contingent Features

The Company has agreements with certain of its derivative counterparties that contain a provision whereby if the Company defaults on certain of its indebtedness, the Company could also be declared in default on its derivatives, resulting in an acceleration of payment under the derivatives. As of June 30, 2013 and December 31, 2012, the Company was in compliance with these requirements and not in default on its indebtedness. As of June 30, 2013 and December 31, 2012, there was $12,920,000 and $24,691,197 of cash collateral held by the derivative counterparties for these derivatives, respectively. No additional cash would be required to be posted if the acceleration of payment under the derivatives was triggered.

As of June 30, 2013

Offsetting of Financial Assets and Derivative Assets

				Gross amounts not offset in the balance sheet
Description	Gross amounts of recognized assets	Gross amounts offset in the balance sheet	Net amounts of assets presented in the balance sheet	Financial instruments	Cash collateral received	Net amount
Derivatives	16,128,129	—	16,128,129	—	6,092,401	10,035,728

Total	16,128,129	—	16,128,129	—	6,092,401	10,035,728

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

As of June 30, 2013

Offsetting of Financial Liabilities and Derivative Liabilities

				Gross amounts not offset in the balance sheet
Description	Gross amounts of recognized liabilities	Gross amounts offset in the balance sheet	Net amounts of liabilities presented in the balance sheet	Financial instruments	Cash collateral paid	Net amount
Derivatives	8,750,622	—	8,750,622	994,706	12,450,000	(3,699,378)
Repurchase agreements	254,977,525		254,977,525	293,063,394	—	254,977,525

Total	263,728,147	—	263,728,147	294,058,100	12,450,000	251,278,147

As of December 31, 2012

Offsetting of Financial Assets and Derivative Assets

				Gross amounts not offset in the balance sheet
Description	Gross amounts of recognized assets	Gross amounts offset in the balance sheet	Net amounts of assets presented in the balance sheet	Financial instruments	Cash collateral received	Net amount
Derivatives	5,694,519	—	5,694,519	—	4,841,197	853,322

Total	5,694,519	—	5,694,519	—	4,841,197	853,322

As of December 31, 2012

Offsetting of Financial Liabilities and Derivative Liabilities

				Gross amounts not offset in the balance sheet
Description	Gross amounts of recognized liabilities	Gross amounts offset in the balance sheet	Net amounts of liabilities presented in the balance sheet	Financial instruments	Cash collateral received	Net amount
Derivatives	18,515,163	—	18,515,163	—	27,366,800	(8,851,637)
Repurchase agreements	793,916,703		793,916,703	1,028,834,892	—	(234,918,189)

Total	812,431,866	—	812,431,866	1,028,834,892	27,366,800	(243,769,826)

Master netting agreements that the Company has entered into with its derivative and repurchase agreement counterparties allow for netting of the same transaction, in the same currency, on the same date. The Company does not present its derivative and repurchase agreements net on the consolidated financial statements.

10.    PARTNERS’ CAPITAL

Pursuant to the LLLP Agreement, the Company’s general partner has delegated all management powers to the Company’s Board of Directors, who, pursuant to the same LLLP Agreement, are appointed by certain significant investors and the CEO of the Company. All other rights as to distributions and income allocations for each class of partners are described below.

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Cash Distributions to Partners

Distributions (other than tax distributions which are described below) will be made in the priorities described below at such times and in such amounts as the Company’s Board of Directors determines as described below. All capitalized items used in this section but not defined shall have the respective meanings given to such capitalized terms in the LLLP Agreement.

First, to the holders of Series A and B Preferred pro rata based on the then Series A and B Participating Preferred Unreturned Capital Value (as defined in the LLLP Agreement) of each such holder’s Interests; and

Second, to the holders of Series A and B Participating Preferred Units and Class A Common Units as follows: (A) to the holders of the Series A and B Participating Preferred Units (pro rata based on the number of then issued and outstanding Series A and B Participating Preferred Units), an amount equal to the product of (x) the Series A and B Participating Preferred Percentage as of the date of such distribution multiplied by (y) the amount to be distributed; and (B) to the holders of the Class A Common Units, (pro rata based on the then Aggregate Class A Common Units Outstanding), including any deemed owners of Class A-2 Common Units, an amount equal to the product of (xx) the Class A Common Percentage as of the date of such distribution multiplied by (yy) the amount to be distributed, taking into account the relevant Threshold Amounts, as appropriate.

Notwithstanding the foregoing, subject to available liquidity as determined by Company’s Board of Directors, the Company intends to make quarterly tax distributions equal to a partner’s “Quarterly Estimated Tax Amount”, which shall be computed (as more fully described in the Company’s LLLP agreement) for each partner as the product of (x) the federal taxable income (or alternative minimum taxable income, as the case may be, allocated by the Company to such partner in respect of the partnership interests of the Company held by such partner and (y) the highest marginal blended federal, state and local income tax rate applicable to an individual residing in New York, NY, taking into account for federal income tax purposes, the deductibility of state and local taxes.

Allocation of Income and Loss

Income and losses are allocated among the partners in a manner to reflect as closely as possible the amount each partner would be distributed under the LLLP Agreement upon liquidation of the Company’s assets.

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Changes in Accumulated Other Comprehensive Income

For the six months ended June 30, 2013	Unrealized gain (loss) on real estate securities, available for sale
Beginning balance	$32,495,092

Other comprehensive income before reclassifications	(10,955,184)
Amounts reclassified from accumulated other comprehensive income(1)	(5,876,315)

Net current-period other comprehensive income	(16,831,499)

Ending balance	$15,663,593

(1)	Amount of reclassification solely relates to realized gain/loss on sale of securities.

11.    EARNINGS PER UNIT

The Company accounts for earnings per unit in accordance with ASC 260 and related guidance, which requires two calculations of earnings per unit (EPU) to be disclosed: basic EPU and diluted EPU. Under ASC Subtopic 260-10-45, as of January 1, 2009 unvested awards of share-based payments with rights to receive dividends or dividend equivalents, such as our Participating Preferred Units, are considered participating securities for purposes of calculating EPU for our common units. Under the two-class method, a portion of net income is allocated to these participating securities and therefore is excluded from the calculation of EPU allocated to common units, as shown in the table below.

The numerator for basic and diluted earnings per unit is net earnings attributable to common unitholders reduced by dividends paid and earnings attributable to participating securities. The denominator for basic earnings per unit is the weighted average number of common units outstanding during the period. The denominator for diluted earnings per unit is weighted average units outstanding adjusted for the effect of dilutive unvested grants awards for common units as described in Note 13 Compensation Plans.

The following is a reconciliation of the weighted average basic number of common units outstanding to the diluted number of common and common unit equivalent units outstanding and the calculation of earnings per unit using the two-class method:

	For the six months ended June 30,
	2013	2012
(In thousands except share amounts)
Net income attributable to Preferred and Common Unit Holders	$150,517	$76,671

Dividends Paid(1):
Common units	(11,780)	(8,083)
Preferred units	(47,121)	(32,332)

Total dividends paid to common and preferred unit holders	(58,901)	(40,415)
Undistributed earnings:
Common units	18,323	7,251

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

	For the six months ended June 30,
	2013	2012
(In thousands except share amounts)
Preferred units	73,293	29,005

Total undistributed earnings attributable to common and preferred unit holders	$91,616	$36,256
Weighted average common units outstanding:
Weighted average common units outstanding (basic)	21,792,945	20,545,761
Weighted average common units outstanding (diluted)	22,550,855	21,609,171
Basic earnings per common unit:
Distributed	$0.54	$0.39
Undistributed	0.84	0.35

	$1.38	$0.75

Diluted earnings per common unit:
Distributed	$0.52	$0.37
Undistributed	0.81	0.34

	$1.33	$0.71

(1)	The Company pays quarterly dividends in arrears, so a portion of the dividends paid in each calendar year relate to the prior year’s earnings.

12.    RELATED PARTY TRANSACTIONS

The Company entered into a loan referral agreement with Meridian Capital Group LLC (“Meridian”), which is an affiliate of a member of the Company’s Board of Directors and an investor in the Company. The agreement provides for the payment of referral fees for loans originated pursuant to a formula based on the Company’s net profit, as defined in the agreement, payable annually in arrears. While the arrangement gives rise to a potential conflict of interest, full disclosure is given and the borrower waives the conflict in writing. This agreement is cancelable by the Company based on the occurrence of certain events, or by Meridian for nonpayment of amounts due under the agreement. The Company incurred fees of $300,000 during the six months ended June 30, 2013, for loans originated in accordance with this agreement, of which $300,000 is accrued for and payable as of June 30, 2013. The Company incurred fees of $240,000 during the six months ended June 30, 2012 for loans originated in accordance with this agreement, of which $240,000 was accrued for and payable as of June 30, 2012. These fees are reflected in fee expense in the accompanying consolidated statements of income.

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

13.    STOCK BASED COMPENSATION PLANS

The 2008 Incentive Equity Plan of the Company, as amended in 2012, was adopted by the Board of Directors on September 22, 2008 (the “2008 Plan”), and provides certain executives, other key employees and directors of the Company or any other Ladder Company (as defined in the 2008 Plan) with additional incentives.

On April 20, 2010, 910,491 Class A-2 Common Units were granted to an executive of the Company. The grants issued are subject to a forty-two (42) month vesting period, commencing on April 20, 2010. On June 4, 2012, 1,127,543 Class A-2 Common Units and 31,451.61 Series B Participating Preferred Units were granted to a new member of the management team. The grants issued are subject to a thirty-six (36) month vesting period, commencing on January 1, 2012 and vest monthly. In addition, the new member purchased 24,193.55 Series B Participating Preferred Units as well as received an option to purchase an additional 24,193.55 Series B Participating Preferred Units within one year of grant date at a price of $124 per unit. The fair value of the units at grant date was $130 per unit, and the difference is recognized to deferred compensation expense over the vesting period. The option in respect of 14,516.13 Series B Participating Preferred Units was exercised on May 29, 2013 at an exercise price of $124.0 per unit. The remaining options held were terminated on May 29, 2013. On May 20, 2013, 6,570 Series B Participating Preferred Units were granted to a new employee. The grant issued is subject to a thirty-six (36) month vesting period, commencing on February 1, 2013 and vests monthly. On June 3, 2013, 2,531 Series B Participating Preferred Units were granted to a new employee. The grant issued is subject to a thirty-six (36) month vesting period, commencing on February 1, 2013 and vests monthly.

The Company has estimated the fair value of such units granted utilizing a price to earnings ratio of comparable companies, which is approved by the Board of Directors. Key input assumptions have been estimated based on certain assumptions with respect to management’s prior experience, current market conditions and projected conditions of the commercial real estate industry. All units issued under the 2008 Plan are amortized over the units’ vesting periods and charged against income. The Company recognized equity-based compensation expense of $1,569,962 for the six months ended June 30, 2013. The Company recognized equity based compensation expense of $1,320,849 for the six months ended June 30, 2012.

A summary of the grants is presented below:

	For the six months ended June 30,
	2013		2012
	Number of Units	Weighted Average Fair Value	Number of Units	Weighted Average Fair Value
Grants—Class A-2 Common Units	—	$—	1,127,543	$1,360,106
Grants—Series A Participating Preferred Units	—	—	—	—
Grants—Series B Participating Preferred Units	9,101	1,365,150	40,323	5,241,935

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

	For the six months ended June 30,
	2013		2012
	Number of Units	Weighted Average Fair Value	Number of Units	Weighted Average Fair Value
Amortization to compensation expense
Class A-2 Common Units		(226,684)		(447,193)
Series A Participating Preferred Units		—		—
Series B Participating Preferred Units		(1,343,278)		(873,656)

Total amortization to compensation expense		$(1,569,962)		$(1,320,849)

Deferred Compensation Plan

In February 2012, the employees contributed $2,156,283 to the Phantom Equity Investment Plan. There have been no contributions to the Phantom Equity Investment Plan for the six months ended June 30, 2013. Under the Plan, there are annual mandatory contributions to the Plan based upon a minimum level of total compensation in addition to elective contributions. Mandatory contributions are subject to one-third vesting over a three year period following the applicable Plan year in which the related compensation was earned and are generally forfeited upon a participant’s resignation or termination for cause. Elective contributions are immediately vested upon contribution. Compensation expense is liability based and 100% expensed upon contribution. The employees receive phantom units of Series B Participating Preferred Units at the fair market value of the units. As of June 30, 2013 there have been $6,431,654 total contributions to the Phantom Equity Investment Plan resulting in 42,722 phantom units outstanding, of which 20,651 are unvested.

14.    COMMITMENTS

Leases

The Company entered into an operating lease for its office space. The lease commenced on January 5, 2009 and expires on May 30, 2015. There is an option to renew the lease for an additional five years at an increased monthly rental. The office space has subsequently been subleased to a third party. Income received on the subleased office space is included in operating expenses on the consolidated statements of income. In 2011, the Company entered into a new lease for its primary office space which commenced on October 1, 2011 and expires on January 31, 2022. In 2012, the Company entered into one new lease for secondary office space. The lease commenced on May 15, 2012 and expires on May 14, 2015.

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The following is a schedule of future minimum rental payments required under the above operating leases:

Year ended December 31,	Amount
2013 (last 6 months)	$890,146
2014	1,781,716
2015	1,381,992
2016	1,125,069
2017	1,180,400
Thereafter	4,819,967

Total	$11,179,290

GN Construction Loan Securities

The Company committed to purchase GNMA construction loan securities over a period of twelve to fifteen months. As of June 30, 2013, the Company’s commitment to purchase these securities at fixed prices ranging from 101.1 to 107.3 was $87,735,763, of which $20,127,039 was funded, with $67,608,724 remaining to be funded. As of December 31, 2012, the Company’s commitment to purchase these securities at fixed prices ranging from 101.1 to 107.3 was $178,738,909, of which $42,030,253 was funded, with $136,708,656 remaining to be funded. The fair value of those commitments at June 30, 2013 and December 31, 2012 was ($448,262) and $3,448,503, respectively, which was determined by pricing services as adjusted for estimated liquidity discounts and is included in GN construction securities on the consolidated balance sheets.

15.    RISKS AND UNCERTAINTIES

The following summary of certain risk factors is not intended to be a comprehensive summary of all of the risks of the Company’s investments or all of risks inherent in investing in the Company.

Interest Rate Risk

The nature of the Company’s business exposes it to market risk arising from changes in interest rates. Changes, both increases and decreases, in the rates the Company is able to charge its borrowers, the yields the Company is able to achieve in its securities investments, and the Company’s cost of borrowing directly impacts its net income. The Company’s interest income stream from loans and securities is generally fixed over the life of its assets, whereas it uses floating-rate debt to finance a significant portion of its investments. Another component of interest rate risk is the effect changes in interest rates will have on the market value of the assets the Company acquires. The Company faces the risk that the market value of its assets will increase or decrease at different rates than that of its liabilities, including its hedging instruments. The Company mitigates interest rate risk through utilization of hedging instruments, primarily interest rate swap and futures agreements. Interest rate swap and futures agreements are utilized to hedge against future interest rate increases on the Company’s borrowings and potential adverse changes in the value of certain assets that result from interest rate changes. The Company generally seeks to hedge assets that have a duration longer than two years, including newly originated conduit first mortgage loans, securities in the Company’s CMBS portfolio if long enough in duration, and most of its U.S. Agency Securities portfolio.

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Market Value Risk

The Company’s securities investments are reflected at their estimated fair value. The change in estimated fair value of securities available-for-sale is reflected in accumulated other comprehensive income. The change in estimated fair value of Agency interest-only securities is recorded in current period earnings. The estimated fair value of these securities fluctuates primarily due to changes in interest rates and other factors. Generally, in a rising interest rate environment, the estimated fair value of these securities would be expected to decrease; conversely, in a decreasing interest rate environment, the estimated fair value of these securities would be expected to increase. As market volatility increases or liquidity decreases, the market value of the Company’s assets may be adversely impacted. The Company’s fixed rate mortgage loan portfolio is subject to the same risks. However, to the extent those loans are classified as held for sale, they are reflected at the lower of cost or market. Otherwise, held for investment mortgage loans are reflected at values equal to the unpaid principal balances net of certain fees, costs and loan loss allowances.

Liquidity Risk

Market disruptions may lead to a significant decline in transaction activity in all or a significant portion of the asset classes in which the Company invests, and may at the same time lead to a significant contraction in short-term and long-term debt and equity funding sources. A decline in liquidity of real estate and real estate-related investments, as well as a lack of availability of observable transaction data and inputs, may make it more difficult to sell the Company’s investments or determine their fair values. As a result, the Company may be unable to sell its investments, or only able to sell its investments at a price that may be materially different from the fair values presented. Also, in such conditions, there is no guarantee that the Company’s borrowing arrangements or other arrangements for obtaining leverage will continue to be available, or if available, will be available on terms and conditions acceptable to the Company. In addition, a decline in market value of the Company’s assets may have particular adverse consequences in instances where it borrowed money based on the fair value of its assets. A decrease in the market value of the Company’s assets may result in the lender requiring it to post additional collateral or otherwise sell assets at a time when it may not be in the Company’s best interest to do so. Finally, the Company’s captive insurance company subsidiary is subject to state regulations which require that dividends may only be made with regulatory approval.

Credit Risk

The Company is subject to varying degrees of credit risk in connection with its investments. The Company seeks to manage credit risk by performing deep credit fundamental analysis of potential assets and through ongoing asset management. The Company’s investment guidelines do not limit the amount of its equity that may be invested in any type of its assets, however, investments greater than a certain size are subject to review of the Risk and Underwriting Committee of the Board of Directors.

Credit Spread Risk

Credit spread risk is the risk that interest rate spreads between two different financial instruments will change. In general, fixed-rate commercial mortgages and CMBS are priced based on a spread to Treasury swaps. The Company generally benefits if credit spreads narrow

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

during the time that it holds a portfolio of mortgage loans or CMBS investments, and the Company may experience losses if credit spreads widen during the time that it holds a portfolio of mortgage loans or CMBS investments. The Company actively monitors its exposure to changes in credit spreads and the Company may enter into credit total return swaps or take positions in other credit related derivative instruments to moderate its exposure against losses associated with a widening of credit spreads.

Risks Related to Real Estate

Real estate and real estate-related assets are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors); local real estate conditions; changes or continued weakness in specific industry segments; construction quality, age and design; demographic factors; and retroactive changes to building or similar codes. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay the underlying loans, which could also cause the Company to suffer losses.

Covenant Risk

In the normal course of business, the Company enters into loan agreements with certain lenders to finance its real estate investment transactions. These loan agreements contain, among other conditions, events of default and various covenants and representations. If such events are not cured by the Company or waived by the lenders, the lenders may decide to curtail or limit extension of credit, and the Company may be forced to repay its loans. For the years ended December 31, 2012, 2011 and 2010, the Company believes it was in compliance with all covenants.

Concentration Risk

The assets of the Company are concentrated in the real estate sector. Accordingly, the investment portfolio of the Company may be subject to more rapid change in value than would be the case if the Company were to maintain a wide diversification among investments or industry sectors. Furthermore, even within the real estate sector, the investment portfolio may be relatively concentrated in terms of geography and type of real estate investment. This lack of diversification may subject the investments of the Company to more rapid change in value than would be the case if the assets of the Company were more widely diversified.

Regulatory Risk

The Company established a broker-dealer subsidiary, Ladder Capital Securities LLC (“LCS”), which was initially licensed and capitalized to do business in July 2010. LCS is required to be compliant with the Financial Industry Regulatory Authority (“FINRA”) and Securities and Exchange Commission (“SEC”) requirements on an ongoing basis and is subject to multiple operating and reporting requirements that all broker-dealer entities are subject to. This governance is an increased level of compliance to operate within the broker-dealer requirements. The Company established a registered investment advisor subsidiary, Ladder Capital Adviser LLC (“LCA”). LCA is required to be compliant with SEC requirements on an

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

ongoing basis and is subject to multiple operating and reporting requirements that all registered investment advisers are subject to. In addition, Tuebor is subject to state regulation as a captive insurance company. If LCS, LCA or Tuebor fail to comply with regulatory requirements, they could be subject to loss of their licenses and registration and/or economic penalties.

16.    SEGMENT REPORTING

The Company has determined that it has three reportable segments based on how management reviews and manages its business. These reportable segments include Loans, Securities, and Real Estate. The Loans segment includes mortgage loan receivables held for investment (balance sheet loans) and mortgage loan receivables held for sale (conduit loans). The Securities segment includes all of the Company’s activities related to real estate securities, which include investments in CMBS and U.S. Agency securities. The Real Estate segment includes selected net lease and other commercial real estate assets. Corporate/Other includes our investments in joint ventures, other asset management activities and operating expenses.

The Company evaluates performance based on the following financial measures for each segment ($ in thousands):

	Loans	Securities	Real Estate	Corporate/ Other(1)	Company Total
Six months ended June 30, 2013
Interest income	$32,789	$28,611	$—	$29	$61,429
Interest expense	(3,355)	(2,046)	(4,000)	(14,010)	(23,411)

Net interest income (expense)	29,434	26,565	(4,000)	(13,981)	38,018
Provision for loan losses	(300)	—	—	—	(300)

Net interest income (expense) after provision for loan losses	29,134	26,565	(4,000)	(13,981)	37,718
Operating lease income	—	—	15,390	—	15,390
Sales of investments, net	121,305	5,876	7,363	140	134,684
Fee income	1,325	8	213	2,057	3,603
Net result from derivative transactions	14,112	8,836	—	—	22,949
Earnings from investment in unconsolidated joint ventures	—	—	—	989	989
Unrealized gain (loss) from agency IO securities, net	—	(5,039)	—	—	(5,039)

Total other income	136,743	9,681	22,966	3,186	172,576
Salaries and employee benefits	(16,300)	—	—	(17,293)	(33,593)
Operating expenses	103	—	—	(5,113)	(5,010)
Real estate operating expenses	—	—	(6,425)	—	(6,425)
Fee expense	(1,562)	(357)	(3,057)	(217)	(5,193)
Depreciation	—	—	(5,925)	(274)	(6,199)

Total costs and expenses	(17,759)	(357)	(15,407)	(22,897)	(56,420)
Tax expense	—	—	(474)	(3,210)	(3,684)
Segment profit (loss)	$148,118	$35,889	$3,085	$(36,906)	$150,190

Total assets	$911,295	$887,523	$521,369	$178,077	$2,498,264

LADDER CAPITAL FINANCE HOLDINGS LLLP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

	Loans	Securities	Real Estate	Corporate/ Other(1)	Company Total
Six months ended June 30, 2012
Interest income	$25,284	$45,555	$—	$340	$71,179
Interest expense	(4,045)	(10,158)	(930)	(914)	(16,047)

Net interest income (expense)	21,239	35,397	(930)	(574)	55,132
Provision for loan losses	(149)	—	—	—	(149)

Net interest income (expense) after provision for loan losses	21,090	35,397	(930)	(574)	54,983
Operating lease income	—	—	2,290	—	2,290
Sales of investments, net	56,487	10,264	1,475	508	68,733
Fee income	5,689	—	319	345	6,352
Net result from derivative transactions	(15,567)	(7,139)	—	—	(22,706)
Earnings from investment in unconsolidated joint ventures	—	—	—	801	801
Unrealized gain (loss from agency IO securities, net	—	(2,044)	—	—	(2,044)

Total other income	46,609	1,081	4,083	1,654	53,426
Salaries and employee benefits	(9,150)	—	—	(14,104)	(23,254)
Operating expenses	79	—	—	(5,096)	(5,017)
Fee expense	(1,908)	(44)	(8)	(120)	(2,080)
Depreciation	—	—	(690)	(274)	(964)

Total costs and expenses	(10,979)	(44)	(698)	(19,594)	(31,316)
Tax expense	—	—	—	(414)	(414)

Segment profit (loss)	$56,720	$36,433	$2,455	$(18,929)	$76,679
Total assets	$825,605	$1,623,180	$79,387	$249,672	$2,777,844

(1)	Corporate/Other represents all corporate level and unallocated items including any intercompany eliminations necessary to reconcile to consolidated Company totals. This caption also includes the Company’s investment in unconsolidated joint ventures and strategic investments that are not related to the other reportable segments above, including the Company’s investment in FHLB stock of $28.9 million as of June 30, 2013.

17.    SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 16, 2013, the issuance date of the financial statements, and determined disclosure of the following is necessary:

WFCM 2013-LC12 Securitization

The Company participated in a securitization transaction by selling originated first mortgage loans totaling principal of $553,375,420, of which $430,240,067 was included in Mortgage loan receivables held for sale as of June 30, 2013. The transaction settled on July 30, 2013.

Schedule III—Real Estate and Accumulated Depreciation

LADDER CAPITAL FINANCE HOLDINGS LLLP

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

DECEMBER 31, 2012

Description	Initial Cost to Company		Costs Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period			Accumulated Depreciation	Date Acquired	Year Built	Life on which Depreciation in Latest Statement of Income is Computed

	Land	Buildings		Land	Buildings	Total
	($ in thousands)
Real Estate Under Operating Leases:
Retail Property in Satsuma, FL	$79	$1,013	$—	$79	$1,013	$1,092	$32	Apr. 2012	2011	15-35 yrs.
Retail Property in Middleburg, FL	184	994	—	184	994	1,178	32	Apr. 2012	2011	15-35 yrs.
Retail Property in DeLeon, FL	239	1,003	—	239	1,003	1,242	16	Aug. 2012	2011	15-36 yrs.
Retail Property in OrangeCity, FL	229	1,088	—	229	1,088	1,317	29	May. 2012	2011	15-35 yrs.
Retail Property in Yulee, FL	329	1,010	—	329	1,010	1,339	21	Jul. 2012	2012	15-35 yrs.
Retail Property in Spartanburg, SC	828	3,042	—	828	3,042	3,870	194	Jan. 2011	2007	12-42 yrs.
Retail Property in Mount Airy, NC	725	3,767	—	725	3,767	4,492	—	Dec. 2012	2007	31 yrs.
Retail Property in Abingdon, VA	700	3,988	—	700	3,988	4,688	—	Dec. 2012	2006	31 yrs.
Retail Property in Lexington, SC	1,644	3,088	—	1,644	3,088	4,732	256	Jun. 2010	2009	13-48 yrs.
Retail Property in Elkton, MD	963	3,909	—	963	3,909	4,872	293	Jul. 2010	2008	14-49 yrs.
Retail Property in Gallatin, TN	1,750	3,312	—	1,750	3,312	5,062	9	Dec. 2012	2007	31 yrs.
Retail Property in Tupelo, MS	1,120	4,008	—	1,120	4,008	5,128	305	Aug. 2010	2007	12-47 yrs.
Retail Property in Greenwood, AR	1,278	3,869	—	1,278	3,869	5,147	81	Apr. 2012	2009	13-43 yrs.
Retail Property in Johnson City, TN	800	4,462	—	800	4,462	5,262	—	Dec. 2012	2007	31 yrs.
Retail Property in Douglasville, GA	1,717	3,692	—	1,717	3,692	5,409	278	Aug. 2010	2008	13-48 yrs.
Retail Property in Chattanooga, TN	903	4,800	—	903	4,800	5,703	—	Dec. 2012	2008	11-41 yrs.
Retail Property in Lilburn, GA	1,090	4,701	—	1,090	4,701	5,791	353	Aug. 2010	2007	12-47 yrs.
Retail Property in Aiken, SC	1,600	4,326	—	1,600	4,326	5,926	—	Dec. 2012	2008	31 yrs.
Retail Property in Palmview, TX	950	5,870	—	950	5,870	6,820	—	Dec. 2012	2012	31 yrs.
Retail Property in Millbrook, AL	975	5,966	—	975	5,966	6,941	142	Mar. 2012	2008	31 yrs.
Retail Property in Wichita, KS	1,200	6,000	—	1,200	6,000	7,200	—	Dec. 2012	2012	25 yrs.
Retail Property in Tilton, NH	1,476	5,780	—	1,476	5,780	7,256	79	Sep. 2012	1996	10-20 yrs.
Retail Property in Sennett, NY	1,147	6,328	—	1,147	6,328	7,475	79	Sep. 2012	1996	10-23 yrs.
Retail Property in Columbia, SC	2,148	5,652	—	2,148	5,652	7,800	165	Apr. 2012	2011	14-34 yrs.
Retail Property in Snellville, GA	1,293	6,707	—	1,293	6,707	8,000	195	Apr. 2012	2011	14-34 yrs.
Retail Property in Jonesboro, AR	2,615	5,785	—	2,615	5,785	8,400	40	Oct. 2012	2012	15-35 yrs.
Retail Property in Mt. Juliet, TN	2,739	6,361	—	2,739	6,361	9,100	17	Nov. 2012	2012	15-35 yrs.
Retail Property in Pittsfield, MA	1,801	12,899	—	1,801	12,899	14,700	364	Feb. 2012	2011	14-34 yrs.
Retail Property in Mooresville, NC	2,615	15,028	—	2,615	15,028	17,643	180	Sep. 2012	2000	12-24 yrs.
Retail Property in Waldorf, MD	4,933	13,870	—	4,933	13,870	18,803	170	Sep. 2012	1999	10-25 yrs.
Retail Property in Saratoga Springs, NY	749	19,474	—	749	19,474	20,223	202	Sep. 2012	1994	15-27 yrs.
Retail Property in Vineland, NJ	1,482	21,024	—	1,482	21,024	22,506	222	Sep. 2012	2003	12-30 yrs.
Retail Property in North Dartsmouth, MA	7,033	22,932	—	7,033	22,932	29,965	305	Sep. 2012	1989	10-20 yrs.
Retail Property in Las Vegas, NV	4,900	114,100	—	4,900	114,100	119,000	—	Dec. 2012	2010	53 yrs.

	$54,234	$329,848	$—	$54,234	$329,848	$384,082	$4,060

Reconciliation of Real Estate:

The following table reconciles Real Estate from January 1, 2010 to December 31, 2012:

	2012	2011	2010
Balance at January 1	$29,802	$25,932	$—
Improvements and additions	428,651	3,870	63,583
Acquisitions through foreclosure	—	—	—
Dispositions	(74,371)	—	(37,651)
Impairments	—	—	—

Balance at December 31	$384,082	$29,802	$25,932

Reconciliation of Accumulated Depreciation:

The following table reconciles Accumulated Depreciation from January 1, 2010 to December 31, 2012:

	2012	2011	2010
Balance at January 1	$967	$263	$—
Additions	3,093	704	263
Dispositions	—	—	—

Balance at December 31	$4,060	$967	$263

LADDER CAPITAL FINANCE HOLDINGS LLLP

SCHEDULE IV—MORTGAGE LOANS ON REAL ESTATE

AS OF DECEMBER 31, 2012

Type of Loan	Underlying Property Type	Contractual Interest Rates	Final Maturity Dates	Periodic Payment Terms(1)	Location	Face amount of Mortgages	Carrying Amount of Mortgages
First Mortgage	Retail	4.90%	Dec 2022	IO	Pensacola Beach, FL	$69,000,000	$68,935,000
First Mortgage	Office	LIBOR + 8.0%, 8.25% Floor	May 2014	P&I	Van Buren Township, MI	65,381,809	64,944,025
First Mortgage	Office	4.43%	Oct 2018	IO	Long Island City, NY	62,000,000	62,000,000
First Mortgage	Hotel	4.81%	Dec 2017	IO	Chicago, IL	48,000,000	48,000,000
First Mortgage	Residential	4.65%	Dec 2022	IO	Washington, MI	45,900,000	45,900,000
First Mortgage	Multi-family	5.46%	Jul 2021	IO	Carteret, NJ	36,000,000	36,000,000
First Mortgage	Retail	LIBOR + 9.0%, 10.5% Floor	May 2014	P&I	Austin, TX	32,910,092	32,528,156
First Mortgage	Retail	LIBOR + 11.1%, 12.4% Floor	Jan 2014	IO	New York, NY	31,500,000	31,185,000
First Mortgage	Mixed Use	5.92%	Jan 2025	IO	North Hollywood, CA	30,300,000	30,300,000
First Mortgages individually <3%	Retail, Office, Mixed Use, Hotel, Multi-family	Fixed: 3.67% - 15% Variable: LIBOR + 6.75% to LIBOR + 11.00%	2013 - 2033			440,025,325	439,129,542

First Mortgages						$861,017,227	$858,921,724

Subordinate Mortgage	Land	14.65%	Jan 2014	IO		35,000,000	34,176,000
Subordinate Mortgages individually <3%	Retail, Office, Hotel, Multi-family	Fixed: 6.04% - 12%	2016-2022			59,346,656	58,453,446

Subordinated Mortgages						$94,346,656	$92,629,446

Total Mortgages						$955,363,882	$951,551,170

(1)	IO = Interest Only
P&I = Principal and interest

Reconciliation of Mortgage Loans on Real Estate:

The following table reconciles Mortgage Loans on Real Estate from January 1, 2010 to December 31, 2012:

	2012	2011	2010
Balance at January 1	$514,038,109	$509,803,975	$123,136,364
Additions	2,463,328,246	1,444,354,090	784,107,320
Repayments	(280,567,836)	(64,249,342)	(69,904,380)
Sales	(1,904,189,552)	(1,444,330,798)	(358,544,564)
Realized gain on sales	154,613,009	66,270,758	30,532,843
Accretion/amortization of discount, premium and other fees	2,878,027	2,189,426	1,361,387
Provisions for loan loss	(448,833)	—	(884,995)

Balance at December 31	$949,651,170	$514,038,109	$509,803,975

             Shares

Ladder Capital Corp

Class A Common Stock

Joint Book-Running Managers

Deutsche Bank Securities

Citigroup

Wells Fargo Securities

BofA Merrill Lynch

J.P. Morgan

Through and including                     , 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the SEC registration fee and the Financial Industry Regulatory Authority filing fee.

SEC registration fee	$	*
Financial Industry Regulatory Authority filing fee		*
Blue Sky fees and expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Registrar and Transfer Agent’s fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment

Item 14. Indemnification of Directors and Officers

Section 102 of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the DGCL or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding—other than an action by or in the right of the Registrant—by reason of the fact that the person is or was a director, officer, agent or employee of the Registrant, or is or was serving at our request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acting in good faith and in a manner he or she reasonably believed to be in the best interest, or not opposed to the best interest, of the Registrant, and with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the Registrant as well but only to the extent of defense expenses, including attorneys’ fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to the Registrant, unless the court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The Registrant’s amended and restated bylaws, attached as Exhibit 3.2 hereto, provide that the Registrant shall indemnify its directors and executive officers to the fullest extent not prohibited by the DGCL or any other applicable law. In addition, the Registrant has entered into separate indemnification agreements, attached as Exhibit 10.1 hereto, with its directors and officers which would require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, which we refer to as the Securities Act. The Registrant also intends to maintain director and officer liability insurance, if available on reasonable terms.

The form of Underwriting Agreement, to be attached as Exhibit 1.1 hereto, provides for indemnification by the Underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, and affords certain rights of contribution with respect thereto.

Item 15. Recent Sales of Unregistered Securities

On May 30, 2013, the Registrant issued 1,000 shares of the Registrant’s Class A common stock, par value $0.001 per share, to LCFH for $1.00. The issuance of such shares of common stock was not registered under the Securities Act because the shares were offered and sold in a transaction exempt from registration under Section 4(2) of the Securities Act.

Concurrently with the closing of this offering, the Registrant will issue                  shares of no par value Class B common stock to existing owners. In addition, concurrently with the closing of this offering, the Registrant may issue shares of Class A common stock to certain of the direct or indirect existing owners of LCFH if such owners elect to receive Class A common stock in lieu of any LP Units and shares of Class B common stock that would otherwise be issued to such owners, or for their benefit, in the Reorganization Transactions. The issuance of such shares of Class A common stock and Class B common stock will not be registered under the Securities Act because the shares will be offered and sold in a transaction exempt from registration under Section 4(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits.

The exhibit index attached hereto is incorporated herein by reference.

(b)	Financial Statement Schedules.

Refer to Index to Financial Statements on page F-1 of this registration statement.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on                 , 2013.

LADDER CAPITAL CORP (Registrant)

By:
Brian Harris
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Brian Harris	Chief Executive Officer and Director (Principal Executive Officer)	, 2013

Marc Fox	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2013

Alan Fishman	Non-Executive Chairman and Director	, 2013

Jonathan Bilzin	Director	, 2013

Howard Park	Director	, 2013

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Certificate of Incorporation of Ladder Capital Corp

3.2**	Certificate of Incorporation of Ladder Capital Corp

3.3*	Form of Amended and Restated Bylaws of Ladder Capital Corp

3.4*	Form of Amended and Restated Limited Liability Limited Partnership Agreement of Ladder Capital Finance Holdings LLLP

4.1†	Indenture, dated as of September 19, 2012, among Ladder Capital Finance Holdings LLLP, Ladder Capital Finance Corporation and Wilmington Trust, National Association, as trustee

4.3*	Form of certificate of Class A common stock

4.4*	Form of Amended and Restated Registration Rights Agreement

5.1*	Opinion of Kirkland & Ellis LLP regarding the validity of the shares of Class A common stock registered

10.1*	Form of Employment Agreement

10.2*	Form of Director Agreement

10.3*	Form of Tax Receivable Agreement

10.4*	2013 Omnibus Incentive Plan

10.5*	Form of Incentive Option Agreement

10.6*	Form of Nonqualified Stock Option Agreement

10.7*	Form of Stock Appreciation Rights Agreement

10.8*	Form of Restricted Stock Agreement

10.9*	Form of Restricted Stock Unit Agreement

10.10**	2008 Incentive Equity Plan

10.11**	Meridian Loan Referral Agreement

21.1	Subsidiaries of Ladder Capital Corp

23.1*	Consent of PricewaterhouseCoopers LLP

23.2*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (included on signature pages to the registration statement)

99.1†	Real Estate Operations Acquired and Properties Securing Significant Loans

*	To be filed by amendment.
†	Filed as Exhibits to Ladder Capital Finance Holdings LLLP and Ladder Capital Finance Corporation’s Registration Statement on Form S-4 (No. 353-188225), filed on April 29, 2013.
**	Filed as Exhibits to Ladder Capital Corp’s Registration Statement on Form S-1 (No. 333- ), originally filed on June 27, 2013.